EQUINOX GOLD

2022
Annual Information Form
As at March 24, 2022
For the year ended December 31, 2021

Santa Luz, Brazil

Annual Information Form

Annual Information Form

IMPORTANT INFORMATION ABOUT THIS DOCUMENT
This annual information form (AIF) for the financial year ended December 31, 2021, provides important information about Equinox Gold Corp. It describes, among other things, Equinox Gold’s business including its history, operations and development projects, Mineral Reserves and Mineral Resources, sustainability commitments, the regulatory environment in which it operates, its governance, the risks it faces, and the market for its products.
In this AIF, except as otherwise required by the context, references to Equinox Gold, the Company, our and we mean Equinox Gold Corp. and its subsidiaries, collectively.
Date of Information
This AIF is dated March 24, 2022. Unless otherwise stated, all information in this AIF is provided as of December 31, 2021.
Reporting Currency and Financial Information
Unless otherwise specified, all references to dollar amounts or $ are United States dollars. Any references to C$ or CAD mean Canadian dollars.
All financial information presented in this AIF was prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
Non-IFRS and Other Financial Measures
This AIF includes certain non-IFRS measures, namely: cash costs; cash costs per ounce (oz) sold; all-in sustaining costs (AISC); AISC per oz sold; and sustaining and non-sustaining capital expenditures. Such measures are "non-GAAP financial measures", "non-GAAP ratios", "supplementary financial measures" or "capital management measures" (as such terms are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure).
Equinox Gold believes these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to the information provided by other issuers.
Please see the information under the heading Non-IFRS Measures in Equinox Gold’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2021, which section is incorporated by reference in this AIF for a description of the non-IFRS financial measures noted above. The MD&A may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/EDGAR.
Glossary of Terms and Measurement Conversion
Refer to the section Glossary of Terms in this AIF for definitions of certain scientific or technical terms used in this AIF that may be useful for your understanding of this document.
In this AIF metric units are used with respect to all our mineral properties, unless otherwise indicated. Refer to the section Measurement Conversion in this AIF for conversion rates from imperial measures to metric units and from metric units to imperial measures.

Annual Information Form

Cautionary Notes and Forward-Looking Statements
Certain statements contained in this AIF may constitute “forward-looking statements” or “forward-looking information” (collectively, forward-looking statements) within the meaning of applicable securities legislation and may include future-oriented financial information. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements and forward-looking information in this AIF relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operational performance; the Company’s ability to successfully advance its growth and development projects, including the construction of Santa Luz and Greenstone and the expansions at Los Filos, Aurizona and Castle Mountain; the expectations for the Company’s investments in Solaris, i-80 Gold and Pilar Gold; completion of the sale of the Mercedes mine; the Company’s production and cost guidance; conversion of Mineral Resources to Mineral Reserves; expected benefits of financings, dividend distribution, use of proceeds, ability to cover debt obligations, overhead and operating costs, ability to obtain lending arrangements, ability to provide returns, risk management, increase of share price and liquidity, increase of gold price and risks relating to widespread epidemics or pandemic outbreaks, including the duration, extent and other implications of the novel coronavirus (COVID-19). Such forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this AIF, words such as “believe”, “anticipate”, “vision”, “clear path”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “objective”, “advancing”, “start”, “underway”, “budget”, “schedule” and “potential” and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results “may”, “could”, “would”, or “should” or the negative connotation of such terms.
Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Management as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies the Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: Equinox Gold’s ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; construction and development of Santa Luz and Greenstone being completed and performed in accordance with current expectations; expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries; availability of funds for the Company’s projects and future cash requirements; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no additional labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company’s working history with the workers, unions and communities at Los Filos; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company’s ability to comply with environmental, health and safety laws and other regulatory requirements; the strategic vision for i-80 Gold and its ability to successfully advance its projects; the strategic vision for Solaris Resources and its ability to successfully advance its projects; the exercise of the Solaris Resources warrants; and the ability of Pilar Gold to successfully operate the Pilar mine and to meet its payment commitments to the Company; the consummation and timing of the Mercedes sale; and the ability of Equinox Gold to work productively with its joint venture partner and Indigenous partners at Greenstone. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this AIF.
The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those

Annual Information Form

expressed or implied by such forward-looking statements and information contained in this AIF and the Company has made assumptions and estimates based on or related to many of these factors. Such risks include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee and labour relations; relationships with, and claims by, local communities and indigenous populations; the effect of the blockades and community issues on the Company’s production and cost estimates for Los Filos; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; a successful relationship between the Company and Orion; the failure by Pilar Gold to meet one or more of its commitments to the Company; and those factors identified in this AIF under the heading “Risks Related to the Business”, together with the risks identified in the Company’s MD&A dated March 23, 2022 for the year-ended December 31, 2021, which include risks relating to: information systems and cybersecurity; foreign operations; taxation risk; financial instrument risk exposure; market risk; water availability; property commitments, business arrangements or transactions; properties located in remote areas; internal controls over financial reporting; counterparty risk; public perception; joint ventures; additional legal proceedings; defects in land title; management; speculative nature of mining exploration and development; corruption and bribery; public company obligations; no history of dividends; significant shareholders and conflicts of interest. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this AIF are expressly qualified in their entirety by this cautionary statement.
Scientific and Technical Information
Unless otherwise stated, the technical disclosure in this AIF is derived from and in some instances is an extract from, the technical reports (collectively, the Technical Reports) prepared for those properties in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101). The summaries of the Technical Reports contained in this AIF do not purport to be complete summaries of the Technical Reports, are subject to all the assumptions, qualifications and procedures set out in the Technical Reports and are qualified in their entirety with reference to the full text of the Technical Reports. Each of the authors of the Technical Reports is, where required pursuant to NI 43-101, independent of the Company within the meaning of NI-43-101 and is a “Qualified Person”, as such term is defined in NI 43-101.
The Technical Reports are as follows:
1.The technical report for the Los Filos Mine Complex (Los Filos) entitled “Independent Technical Report for the Los Filos Mine Complex, Mexico”, dated March 11, 2019, and having an effective date

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of October 31, 2018, (the Los Filos Technical Report) prepared by SRK Consulting (Canada) Inc. (SRK). The Qualified Persons who prepared or supervised the preparation of the information contained in the report are Gilles Arseneau, P.Geo., Eric Olin, RM-SME, Tim Olson, FAusIMM, Neil Winkelmann, FAusIMM and the late Maritz Rykaart, P.Eng., each of whom is, and in the case of Mr. Rykaart, was, employed by SRK or an affiliate thereof; Neil Lincoln, P.Eng. of Lycopodium Minerals Canada Ltd.; and David Nicholas, P.E. of Call and Nicholas Inc.
2.The technical report for the Aurizona Gold Mine (Aurizona) entitled “Technical Report on the Aurizona Gold Mine Expansion Pre-Feasibility Study Maranhão, Brazil”, dated November 4, 2021, and having an effective date of September 20, 2021, (the Aurizona Technical Report) prepared by AGP Mining Consultants Inc. (AGP). The Qualified Persons who prepared or supervised the preparation of the information contained in the report are Eleanor Black, P.Geo. and Trevor Rabb, P.Geo, of Equity Exploration Consultants Ltd. (EEC); and Neil Lincoln, P.Eng. and Gordon Zurowski, P.Eng. of AGP.
3.The technical report for the Mesquite Gold mine (Mesquite) entitled “Technical Report on the Mesquite Gold Mine, California, U.S.A”, dated April 27, 2020, and having an effective date of December 31, 2019, (the Mesquite Technical Report) prepared by AGP. The Qualified Persons who prepared or supervised the preparation of the information contained in the report are Bruce Davis, FAusIMM of BD Resource Consulting, Inc.; Nathan Robison, PE, of Robison Engineering Company; Ali Shahkar, P.Eng., of Lions Gate Geological Consulting Inc.; Robert Sim, P.Geo. of SIM Geological Inc.; Jefferey Woods, SME MMAS, of Woods Process Services LLC; and Gordon Zurowoski, P.Eng. of AGP.
4.The technical report for the Fazenda Gold Mine (Fazenda) entitled “NI 43-101 Technical Report on the Fazenda Brasileiro Gold Mine, Bahia State, Brazil”, dated October 22, 2021, with an effective date of December 31, 2020, (the Fazenda Technical Report) prepared by Equinox Gold. The Qualified Persons who prepared or supervised the preparation of the information contained in the report are Felipe M. Araújo, MAusIMM (CP), Hugo R. A. Filho, FAusIMM (CP), Gunter C. Lipper, M.Sc., FAusIMM, César A. Torresini, FAusIMM and Tiãozito V. Cardoso, MBA, FAusIMM, each an employee of Equinox Gold.
5.The technical report for the Riacho dos Machados (RDM) entitled “NI 43-101 Technical Report on the Riacho dos Machados Gold Mine, Minas Gerais, Brazil”, dated October 22, 2021, with an effective date of December 31, 2020, (the RDM Technical Report), prepared by Equinox Gold. The Qualified Persons who prepared or supervised the preparation of the information contained in the report are Felipe M. Araújo, MAusIMM (CP), Hugo R. A. Filho, FAusIMM (CP), Gunter C. Lipper, M.Sc., FAusIMM, César A. Torresini, FAusIMM and Tiãozito V. Cardoso, MBA, FAusIMM, each an employee of Equinox Gold.
6.The technical report for the Castle Mountain Gold Mine (Castle Mountain) entitled “Technical Report on the Castle Mountain Project Feasibility Study”, dated March 17, 2021, with an effective date of February 26, 2021, (the Castle Mountain Technical Report), prepared by M3 Engineering & Technology Corporation (M3). The Qualified Persons who prepared or supervised the preparation of the information contained in the report are G. Secrest, P.E. and L Tahija, P.E. of M3; Eleanor Black, P. Geo and Trevor Rabb, P. Geo of EEC; J. Nilsson, P.Eng of Nilsson Mine Services Ltd.; and D. Bartlett of Geo-Logic Associates Inc.
7.The technical report for the Santa Luz Project (Santa Luz) entitled “NI 43-101 Technical Report on the Santa Luz Project, Bahia State, Brazil”, dated November 30, 2020, with an effective date of June 30, 2020, (the Santa Luz Technical Report), prepared by Roscoe Postle Associates Inc. (RPA), now part of SLR Consulting Ltd. (SLR) and Ausenco Engineering Canada Inc. (Ausenco) together with the Equinox Technical Services group. The Qualified Persons who prepared or supervised the preparation of the information contained in the report are H.R.A. Filho, MAusIMM (CP), of Equinox Gold; M.B. Mathisen, C.P.G. and R.L. Michaud, P.Eng., each of RPA; and Stephen La Brooy, FAusIMM and Tommaso R. Raponi, P.Eng., each of Ausenco.
8.The technical report for the Greenstone Project (Greenstone) entitled “NI 43-101 Technical Report Hardrock Project, Ontario Canada” dated January 26, 2021, with an effective date of December 16, 2020 (the Greenstone Technical Report), Prepared by G Mining Services Inc. (G Mining or GMS), Ausenco, Stantec Consulting Ltd. (Stantec), SLR Consulting Ltd (SLR), Wood plc (Wood), and Soutex Inc. (Soutex). The Qualified Persons who prepared or supervised the preparation of the information contained in the report are Louis-Pierre Gignac, P.Eng., Réjean Sirois, P. Eng., and James Purchase P.Geo. of G Mining; Michael Franceschini, P.Eng. and Tommaso Raponi, P. Eng. of Ausenco; Michelle Fraser, P. Geo. of Stantec; David Ritchie, P.Geo. of SLR; Mickey M. Davachi, P.Eng. of Wood; and Pierre Roy, P.Eng. of Soutex.

All of the Technical Reports are available for download on the Company’s website at www.equinoxgold.com. The Los Filos Technical Report is available for download on the SEDAR profile of Leagold Mining Corporation (Leagold) at www.sedar.com and the Greenstone Technical Report is available for download on the SEDAR profile of Premier Gold Mines Limited (Premier). Each of Leagold and Premier is now a subsidiary of Equinox Gold. The other

Annual Information Form

technical reports are available for download on Equinox Gold’s profile on SEDAR at www.sedar.com. All the technical reports are available for download on Equinox Gold’s profile on EDGAR at www.sec.gov/EDGAR.
Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Mineral Resources
Disclosure regarding the Company's mineral properties, including with respect to mineral reserve and mineral resource estimates included in this AIF, was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (SEC) generally applicable to U.S. companies. Accordingly, information contained in this AIF is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Annual Information Form

CORPORATE STRUCTURE
Incorporation
Equinox Gold is a company incorporated under the British Columbia Business Corporations Act (the BCBCA) on March 23, 2007, as “Waterloo Resources Ltd.” Subsequently the Company’s name was changed as follows:

From	To	Date	Reason for Name Change
Waterloo Resources Ltd.	Lowell Copper Ltd.	July 9, 2013	Reverse take-over transaction
Lowell Copper Ltd.	JDL Gold Corp.	October 6, 2016	Plan of arrangement[1] between Lowell Copper Ltd., Gold Mountain Mining Corporation and Anthem United Inc.
JDL Gold Corp.	Trek Mining Inc.	March 30, 2017	Plan of arrangement[1] between JDL Gold Corp. and Luna Gold Corp.
Trek Mining Inc.	Equinox Gold Corp.	December 22, 2017	Plan of arrangement[1] between Trek Mining Inc., NewCastle Gold Ltd. and Anfield Gold Corp.
Note:
1.Court approved plan of arrangement pursuant to the BCBCA.
Company Address
Equinox Gold’s head and registered offices are located at Suite 1501 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.
Capital Structure
The Company is authorized to issue an unlimited number of common shares without par value (Common Shares). As at March 23, 2022, there are 302,770,890 Common Shares issued and outstanding. The holders of Common Shares are entitled to: (i) one vote per Common Share at all meetings of shareholders; (ii) receive dividends as and when declared by the directors of Equinox Gold; and (iii) receive a pro rata share of the assets of Equinox Gold available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of Equinox Gold. There are no pre-emptive, conversion or redemption rights attached to the Common Shares.
In August 2019, the Company completed a consolidation of its outstanding Common Shares on the basis of one post-Consolidation Common Share for every five pre-consolidation Common Shares (the Consolidation). The Company’s convertible securities were adjusted pursuant to the arrangement and have been reported in this document on an as adjusted basis, unless stated otherwise.
Reporting Issuer
Equinox Gold is a reporting issuer or the equivalent in all of the provinces and territories of Canada. Equinox Gold’s Common Shares are listed and traded on the Toronto Stock Exchange (TSX) and NYSE American Stock Exchange (NYSE American) under the symbol “EQX”. Equinox Gold’s fiscal year end is December 31.
Transfer Agents and Registrar
The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. (Computershare). The register of transfers of the Common Shares is maintained by Computershare at its offices in Vancouver, British Columbia.

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Dividends
Equinox Gold has not, since the date of its incorporation, declared or paid any cash dividends on its Common Shares and does not currently have a policy with respect to the payment of dividends. The payment of dividends in the future will depend on Equinox Gold’s financial condition and such other factors as the board of directors (Board) considers appropriate.
Market for Securities
The Common Shares are listed and posted for trading on the TSX in Canada under the symbol “EQX” and the NYSE American in the USA under the symbol “EQX”. The following tables outline the share price trading range and volume of shares traded by month in 2021.
TSX

2021[1]	High (C$)	Low (C$)	Total Volume (‘000 shares)	Average Daily Volume (‘000 shares)
January	13.42	12.97	15,445	772
February	12.19	11.75	14,379	757
March	10.46	10.14	16,240	706
April[2]	10.93	10.57	19,393	923
May	10.88	10.52	16,323	816
June	10.31	9.98	16,537	752
July	8.56	8.27	12,188	580
August	8.25	7.97	13,964	665
September	9.08	8.77	11,817	563
October	9.57	9.24	10,097	505
November	9.98	9.63	17,792	809
December	8.56	8.25	13,828	658
Notes:
1.Source: TMX InfoSuite.
2.Premier Transaction completed on April 7, 2021.
NYSE American

2021[1]	High ($)	Low ($)	Total Volume (‘000 shares)	Average Daily Volume (‘000 shares)
January	10.57	10.19	22,866	1,203
February	9.61	9.24	26,622	1,401
March	8.33	8.06	33,275	1,447
April[2]	8.76	8.45	25,741	1,226
May	8.98	8.66	28,609	1,430
June	8.46	8.17	43,519	1,978
July	6.84	6.58	35,319	1,682
August	6.58	6.34	30,879	1,404
September	7.18	6.91	29,796	1,419
October	7.70	7.42	30,957	1,474
November	7.97	7.66	36,161	1,722
December	6.70	6.44	42,855	1,948
Notes:
1.Source: TMX InfoSuite.
2.Premier Transaction completed on April 7, 2021.

Annual Information Form

Subsidiaries
The following chart illustrates the Company’s principal subsidiaries as at the date of this AIF together with the jurisdiction of incorporation or organization of each subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company, as well as the Company’s mines and development projects. Unless indicated otherwise, each subsidiary is 100% owned by the Company.

Equinox Gold Corp.
(British Columbia)
NewCastle Gold Ltd.
(British Columbia)
Luna Gold Corp.
(Canada)
Leagold Mining Corporation
(British Columbia)
Premier Gold Mines Limited
(Ontario)
Telegraph Gold Inc.
(British Columbia)
Aurizona Goldfields Corporation
(Canada)
Leagold LatAm Holdings B.V.
MXN Silver Corp.
Leagold Netherlands B.V.
Leagold (BC) Holding Corp.
(British Columbia)
Premier Gold Mines Hardrock
(Ontario)
99.99%
60% 1
Leagold Mexico S.A.P.I de C.V.
0.01%
Greenstone Gold Mines GP Inc.
(Canada)
Solius HoldCo Inc.
(Delaware)
Luna Gold Pesquisas Minerais LTDA
99.99%
.001%
59.99% 1
16%
Solius AcquireCo Inc.
(Delaware)
Mineração Aurizona S.A
0.01%
Mina Leagold Los Filos S.A.P.I de C.V.
0.01%
Greenstone Gold Mines LP
(Manitoba)
Viceroy Gold Corporation
(Delaware)
99.99%
Equinox Gold (USA) Inc.
(Nevada)
84%
Aurizona Mine
Desarollos Mineros San Luis S.A. de C.V.
Greenstone Project
Castle Mountain Venture, GP
(California)
Western Mesquite Mines Inc.
(Nevada)
Los Filos Mine
Castle Mountain Mine
Mesquite Mine
Leagold RDM Holdings B.V.
Leagold Fazenda Holdings B.V.
Leagold Santa Luz Holdings B.V.
Leagold Finance II B.V.
99.99999%
0.000001%
1%
99%
1%
99%
Mineracao Riacho Dos Machados Ltda
Fazenda Brasileiro Desenvolvimento Mineral Ltda
Santa Luz Desenvolvimento Mineral Ltda
Riacho Dos Machados Mine
Fazenda Brasileiro Mine
Santa Luz Mine
Legend
Canada
United States
The Netherlands
Mexico
Brazil
Barbados

NOTES: (1) The other 40% interest is held by Orion Mine Finance Group.

Annual Information Form

GENERAL DEVELOPMENT OF THE BUSINESS
Business of Equinox Gold
Equinox Gold is a growth-focused mining company delivering on its strategy of becoming The Premier Americas Gold Producer. The Company is principally engaged in the operation, development and exploration of gold projects. The Company has quickly grown from a single-asset developer to a multi-asset gold producer with eight operating gold mines as at the date of this AIF. The Company operates entirely in the Americas, with one project in Canada, two mines in the United States, two mines in Mexico and four mines in Brazil. In December 2021 Equinox Gold announced the proposed sale of our Mercedes Mine in Mexico to Bear Creek Mining Corporation. The transaction is subject to regulatory approvals and customary closing conditions and is expected to close in April 2022.
Equinox Gold’s material producing assets are Los Filos in Guerrero State, Mexico, Mesquite and Castle Mountain in California State, USA, Aurizona in Maranhão State, Brazil, Fazenda and Santa Luz in Bahia State, Brazil, and RDM in Minas Gerais State, Brazil. Greenstone in Ontario, Canada is in construction and is also a material asset. Together Equinox Gold’s material producing assets and Greenstone are referred to in this AIF as the Equinox Gold Projects. The Company holds a 60% interest in Greenstone, with the remaining 40% held by an affiliate of the Orion Mine Finance Group (Orion). The other Equinox Gold Projects are all 100% owned by the Company. At the date of this AIF, Equinox Gold also has 100% ownership of Mercedes in Sonora State, Mexico. Mercedes is a producing mine but is not considered a material project for Equinox Gold and is expected to be sold in April 2022.
Equinox Gold was created with the strategic vision of building a company that will responsibly and safely produce more than one million ounces of gold annually, bring long-term social and economic benefits to its host communities, create a safe and rewarding workplace for its employees and contractors, and provide above-average investment returns to its shareholders. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and look for opportunities to acquire other companies, producing mines and/or development projects that fit the Company’s portfolio and strategy.
Equinox Gold produced 602,110 ounces of gold in 2021 at total cash costs of $1,087 per ounce and AISC of $1,350 per ounce. The Company released 2022 production guidance on January 25, 2022, estimating production of 625,000 to 710,000 ounces of gold for the year at cash costs of $1,080 to $1,140 per ounce and AISC of $1,330 to $1,415 per ounce. Guidance is intended to provide baseline estimates from which investors could assess the Company’s expectations for its production and operating costs for the year. The Company may revise its expectations during the year to reflect changes to expected results.1
The Company is constructing Greenstone and advancing expansion projects at its Los Filos, Castle Mountain and Aurizona mines. With the incremental production growth anticipated from these development and expansion projects, the Company believes it has the assets in place to achieve its object of producing more than one million ounces of annual gold production. The Company may still consider opportunities to acquire other companies, producing mines and/or development projects that fit the Company’s portfolio and strategy.

1 Cash costs, cash costs per oz sold, AISC per oz sold and sustaining capital, non-sustaining capital are non-IFRS measures. See Non-IFRS Measures.

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Three Year History
Year Ended December 31, 2019
In April 2019, Equinox Gold closed a strategic investment with Mubadala Investment Company (Mubadala), the Government of Abu Dhabi’s sovereign wealth fund, whereby Mubadala purchased $130 million of convertible notes (the Notes) from Equinox Gold. The Notes have a 5-year term, bear interest at a fixed rate of 5% per year payable quarterly in arrears and are convertible at the holder’s option into Common Shares at a fixed conversion price of $1.05 ($5.25 on a post-Consolidation basis). The Mubadala investment contemplates the potential issuance, on a post-Consolidation basis, of up to 24.7 million Common Shares, should the Notes be converted in full. Of the total gross proceeds of $130 million, $120 million was immediately available at closing and used to re-pay in full a $85 million credit facility between Equinox Gold and Sprott Private Resource Lending (Collector), LP (Sprott) and a $20 million credit facility between Equinox Gold and Sprott, to terminate the associated Aurizona production-linked payment obligation to Sprott and for certain other transaction fees and expenses. Remaining proceeds from the Notes were released to the Company in late June 2019 upon the achievement of certain conditions. The Company and the holder of the Notes have certain early redemption and other rights as more particularly described in the Notes and associated debenture. Equinox Gold and Mubadala also entered into an agreement providing Mubadala, among certain other rights, standard non-dilution rights and the right to a nominee on the Company’s Board. Equinox Gold appointed Mubadala’s nominee, Mohamed Alsuwaidi, to the Company’s Board after the Company’s annual general meeting on May 1, 2019. On August 1, 2019, Tim Breen replaced Mr. Alsuwaidi as Mubadala’s nominee on the Company’s Board.
In April 2019, Equinox Gold also converted the $100 million acquisition credit facility pursuant to a credit agreement dated October 30, 2018, between Solius AcquireCo Inc., Equinox Gold’s wholly owned US subsidiary, and a syndicate of lenders lead by the Bank of Nova Scotia, into a new senior secured $130 million corporate revolving credit facility (the Revolving Credit Facility) with the same syndicate of lenders led by The Bank of Nova Scotia. The Revolving Credit Facility was to mature on October 30, 2022, at which date it was to be repaid in full, and incurred interest at an annual rate of LIBOR plus 2.5% to 4%, subject to certain leverage ratios. Under the terms of the Revolving Credit Facility, $100 million was immediately available at closing. The additional $30 million was made available to the Company in late June 2019 upon the achievement of certain conditions. Equinox Gold also arranged a one-year, unsecured $20 million revolving credit facility with the Company’s Chairman, Ross Beaty, (the Beaty Facility) to provide short-term bridge financing that incurred interest at an annual rate of 8%. In October 2019, the principal and interest of the Beaty Facility was repaid. The Revolving Credit Facility was repaid in full in March 2020.
In May 2019, following the Mubadala investment, Pacific Road Resources Funds (Pacific Road) exercised its pre-existing non-dilution right related to an investment agreement dated May 7, 2015, and Equinox Gold issued approximately $9.66 million in convertible notes to Pacific Road on the same terms as the Notes issued to Mubadala.
In May 2019, the Company sold its Elk Gold Property in British Columbia, Canada to Bayshore Minerals Incorporated for total consideration of C$10 million payable as C$1 million in cash and C$9 million in a first ranking secured promissory note payable in annual installments of C$3 million commencing two years from closing.
In June 2019, pursuant to the terms of a secured convertible debenture in favour of Sandstorm Gold Ltd. (Sandstorm), the Company settled a payment of $9.0 million in principal and $1.5 million in accrued interest by issuing, on a pre-Consolidation basis, 11,139,175 Common Shares of the Company to Sandstorm at a price of C$1.23 per share (2.2 million Common Shares at C$6.15 per share on a post-Consolidation basis).

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In July 2019, commercial production was achieved at Aurizona.
In August 2019, the Company completed the consolidation of its Common Shares at a ratio of five pre-Consolidation Common Shares for one post-Consolidation Common Share. No fractional Common Shares were issued in connection with the Consolidation.
In September 2019, the Company commenced trading on the NYSE American under ticker symbol “EQX” and the Company’s shares ceased trading on the OTC Markets.
In October 2019, the Company commenced full-scale Phase 1 construction at Castle Mountain.
In November 2019, the Company graduated from the TSX Venture Exchange to the TSX. The Company’s shares and warrants commenced trading on the TSX at market open on November 25, 2019, under the same ticker symbols of “EQX” and “EQX.WT”, respectively.
In December 2019, the Company announced that it had entered into a definitive agreement to combine its business with Leagold (the Leagold Transaction). Pursuant to the Leagold Transaction, Leagold shareholders would receive 0.331 of an Equinox Gold share for each Leagold share held. Upon closing of the Leagold Transaction, Equinox Gold and Leagold shareholders would own approximately 55% and 45% of the combined company, respectively, on an issued share basis. Concurrent with the Leagold Transaction, the Company arranged a $670 million financing package (the Combination Financing) comprising a $40 million at-market equity issuance, of which Ross Beaty purchased $36 million, a $130 million subordinated 5-year convertible debenture issued to Mubadala bearing interest at 4.75% and convertible into Common Shares at a fixed price of $7.80 per share, a $400 million senior corporate revolving credit facility and a $100 million senior term loan each bearing interest at a rate of 1.50% to 2.75% per annum depending on leverage ratios (collectively, the Second Scotia Facility).
Year Ended December 31, 2020
On January 28, 2020, Equinox Gold and Leagold securityholders approved all matters voted on at their respective special meetings held to consider the Leagold Transaction.
On March 10, 2020, the Company completed the Leagold Transaction, the Combination Financing and the Second Scotia Facility. The combined company continued as Equinox Gold with no change to its ticker symbols. A total of 101,108,256 Common Shares were issued on completion of the Leagold Transaction and the Combination Financing. The funds from the Combination Financing were used in part to repay in full Equinox Gold’s Revolving Credit Facility and Leagold’s existing debt and for certain other transaction related fees and expenses. The Company filed a business acquisition report for the Leagold Transaction on May 14, 2020.
On March 31, 2020, the Company issued its production and cost guidance for 2020.
On April 2, 2020, the Company announced the temporary suspension of mining activities at Los Filos in compliance with government restrictions related to the COVID-19 pandemic. The Company was also required to temporarily suspend operations at RDM and Pilar in compliance with government restrictions related to COVID-19.
On April 9, 2020, Pacific Road exercised its pre-existing non-dilution right pursuant to an investment agreement and acquired 461,947 Common Shares for proceeds to the Company of $2.85 million and $9.28 million aggregate principal amount of 5-year convertible notes on the same terms as the notes issued to Mubadala in the Combination Financing.
On May 7, 2020, the Company announced the results of a preliminary economic assessment (PEA) for the development of an underground mine at Aurizona, contemplating the design of an underground mine that could

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be operated concurrently with the existing open pit mine. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results contemplated in the PEA will be realized. Based on the results of the PEA, Equinox Gold also announced its intention to continue to advance studies focused on underground development in order to complete a pre-feasibility for the underground mine. A NI 43-101 technical report summarizing the results of the PEA was filed on May 13, 2020.
At the Company’s Annual General Meeting on May 15, 2020, shareholders approved all of the matters voted on at the meeting and re-appointed Ross Beaty as Chairman and Lenard Boggio, Tim Breen, Gordon Campbell, Wesley Clark, Marshall Koval, Peter Marrone and Neil Woodyer as directors. Christian Milau and Maryse Bélanger were appointed as new directors.
The Company filed updated technical reports related to Aurizona and Mesquite on May 13, 2020, and for Santa Luz on November 30, 2020. Mineral Reserve and Mineral Resource estimates for each of the material properties is outlined in the section entitled Mineral Projects.
On June 5, 2020, the Company announced the retirement of Mr. Neil Woodyer from the Board.
On August 10, 2020, Equinox Gold updated its 2020 guidance primarily to reflect the effect of government-mandated restrictions related to COVID-19. Updated guidance estimated 2020 production of 470,000 to 530,000 ounces of gold at AISC of $975 to $1,025 per ounce of gold sold.2
On September 1, 2020, Doug Reddy was promoted from EVP Technical Services to Chief Operating Officer upon the retirement of the Company’s previous Chief Operating Officer.
On September 4, 2020, the Company announced the suspension of mining and development activities at Los Filos due to a blockade by members of one of the three communities from which the mine draws much of its workforce. The blockade was removed in late December, access to the mine was restored and the Company began a staged restart of operations.
On September 19, 2020, the Company announced the completion of Phase 1 construction at Castle Mountain; first gold pour was subsequently announced on October 15, 2020, with commercial production announced on November 23, 2020.
On November 2, 2020, the Company announced the appointment of Dr. Sally Eyre to the Board, concurrent with Mr. Peter Marrone’s resignation from the Board.
On November 9, 2020, the Company withdrew Los Filos 2020 production guidance to reflect the effect of the community blockade, which suspended mining and development activities from September 3 to December 23, 2020.
On November 9, 2020, the Company announced Board approval to commence full construction of Santa Luz with an approved construction budget of $103 million.
In December 2020, the Company announced it had entered in a definitive agreement (Agreement) with Premier Gold Mines Limited (Premier) whereby Equinox Gold would acquire all of the outstanding shares of Premier, with each Premier shareholder receiving 0.1967 of a Common Share of Equinox Gold for each Premier share held. Equinox Gold would retain Premier’s interest in Greenstone and Mercedes and the exploration-stage Hasaga and
2 Cash costs, cash costs per oz sold, AISC per oz sold and sustaining capital, non-sustaining capital are non-IFRS measures. See Non-IFRS Measures.

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Rahill-Bonanza properties in Ontario. Concurrently, Premier would spin-out to its shareholders shares of a newly created US-focused gold production and development company to be called i-80 Gold Corp. (i-80 Gold, and together with the Agreement, the Premier Transaction) that would own Premier’s South-Arturo and McCoy-Cove properties and would complete Premier’s previously announced acquisition of the Getchell Project. Before or concurrent with closing of the Premier Transaction, i-80 Gold would conduct a financing of up to $75 million. Equinox Gold committed to subscribing for 30% of the aggregate amount of the financing, up to a maximum subscription amount of $22.5 million.
Year Ended December 31, 2021
On January 18, 2021, the Company announced positive drill results from the Piaba Underground and Genipapo targets at Aurizona and provided an overview of its 2021 exploration program at Aurizona.
On February 9, 2021, the Company issued production guidance of 600,000 to 665,000 ounces of gold for 2021 at cash costs of $940 to $1,000 per ounce of gold sold and AISC of $1,190 to $1,275 per ounce of gold sold. Sustaining capital guidance was $178 million, with non-sustaining capital guidance of $249 million reflecting a year of significant investment at the Company’s portfolio of assets with the objective of increasing production and mine life extension.
On February 23, 2021, the shareholders and optionholders of Premier voted 99.9% to approve the Premier Transaction. The Premier Transaction had previously been unanimously approved by the respective directors of Equinox Gold and Premier. On closing of the Premier Transaction, existing Equinox Gold and Premier shareholders owned approximately 84% and 16% of Equinox Gold, respectively, and Equinox Gold and existing shareholders of Premier owned approximately 30% and 70% of i-80 Gold, respectively, on an issued share basis.
On March 1, 2021, the Company announced that it has entered in an agreement with Orion to acquire 10% from Orion’s current interest in Hardrock (the Orion Transaction) for consideration of:
•Payment on closing of $51 million, of which up to $41 million can be paid in Common Shares, at Equinox Gold’s option; and
•Assumption of certain contingent payment obligations comprising:
◦$5 million in cash 24 months after a positive mine construction decision for Greenstone; and
◦delivery of approximately 2,200 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, after production milestones of 250,000 ounces, 500,000 ounces and 700,000 ounces from Greenstone.
The Orion Transaction was subject to closing of the Premier Transaction. Upon completion of both the Orion Transaction and the Premier Transaction, Equinox Gold owned 60% of Greenstone. Greenstone will be advanced in a 60/40 partnership between Equinox Gold and Orion through their respective ownership of Greenstone Gold Mine GP Inc. (GGM) which manages Greenstone.
On March 17, 2021, the Company completed the first tranche of the Private Placement of subscription receipts at a price of C$10.00 per subscription receipt for gross proceeds of C$67.9 million. The second tranche of the Private Placement closed in April 2021, for total proceeds to the Company of C$75 million. Each subscription receipt entitled the holder to receive one common share of Equinox Gold. Certain of the Company’s executives and directors subscribed for C$40.4 million in subscription receipts which are related party transactions. No finders’ fees or commissions were paid in connection with the financing. The proceeds of the financing were for general working capital purposes.
On March 22, 2021, the Company announced the results of a Feasibility Study for the Phase 2 expansion at Castle Mountain. On a standalone basis, the Phase 2 expansion is expected to produce 3.2 million ounces of gold and increase Castle Mountain production to an average of 220,000 ounces per year for 14 years. Total life-of-mine

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production at Castle Mountain, including Phase 1 operations and end of mine life rinsing of the leach pad, is estimated at 3.4 million ounces of gold. A NI 43-101 technical report summarizing the results of the Feasibility Study was filed on March 23, 2021.
On March 30, 2021, the Company announced the sale of a portion of its shareholdings in Solaris Resources Inc. (Solaris) to Augusta Investments Inc. and a strategic shareholder for gross proceeds of approximately C$82.5 million. In addition, the Company granted the buyers warrants to purchase an additional five million Solaris shares from the Company for a period of 12 months at C$10.00 per share (the Solaris Warrants). If all the Solaris Warrants are exercised, the total gross proceeds to the Company would be C$132.5 million.
In March 2021 a historic rain event caused widespread flooding in the Aurizona region and a freshwater pond on the Aurizona site overflowed during the rain event. The tailings facility and other infrastructure at the Aurizona site remained intact and operational. The Company subsequently received several fines from the local state government for environmental infractions related to turbidity in the local water supply at Aurizona following the rain event. In addition, a public civil action has been filed against the Company by the State prosecutor claiming various damages as a result of the rain event. The Company considers the fines and public civil action are without merit.
On April 7, 2021, the Company completed the Premier Transaction, adding Premier’s interest in the Greenstone project, the Mercedes mine and the Hasaga and Rahill-Bonanza exploration properties to the Company’s existing portfolio of gold assets. The spin-out of i-80 Gold was completed at the same time and the Company became a 30% shareholder of i-80 Gold. The Private Placement was completed contemporaneously with the Premier Transaction. A total of 54,873,723 Common Shares were issued on completion of the Premier Transaction and the Private Placement.
On April 19, 2021, the Company announced the sale of its Pilar gold mine in Brazil to Pilar Gold Inc. (PGI) for consideration of:
•$38 million in cash, payable:
◦$10.5 million on closing, which has been received;
◦$10 million payable on or before May 31, 2021, which has been received; and
◦$17.5 million payable on or before July 31, 2021 (Third Tranche)
•A 9.9% equity interest in PGI and a
•1% net smelter returns royalty on production from the Pilar mine.
The payment date for the Third Tranche was subsequently extended by the Company to November 30, 2023.
On April 28, 2021, the Company completed the previously announced sale of a portion of its shareholdings in Solaris and the associated grant of the Solaris Warrants.
At the Company’s Annual General Meeting on May 5, 2021, shareholders approved all of the matters voted on at the meeting and appointed Ross Beaty as Chairman and Lenard Boggio, Maryse Bélanger, Tim Breen, Gordon Campbell, Wesley Clark, Dr. Sally Eyre, Marshall Koval and Christian Milau as directors.
On June 22, 2021, the Company announced the suspension of mining and development activities at Los Filos due to illegal blockades by a group of unionized employees and members one of the three communities from which the mine draws its workforce. The union blockade was removed in July, access to the mine was restored and the Company resumed operations in parts of the mine. The community blockade was subsequently removed in August and the Company resumed regular operations in all areas of the mine.
On June 29, 2021, the Company announced the start of mining activities at Santa Luz in anticipation of gold production occurring in the first quarter of 2022.

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The Company filed updated technical reports for Fazenda and RDM on October 22, 2021, and for Aurizona on November 4, 2021. Mineral Reserve and Mineral Resource estimates for each of the material properties is outlined in the section entitled Mineral Projects.
On October 27, 2021, the Company announced the ground-breaking for full-scale construction of Greenstone. Construction subsequently commenced in December, 2021, with an approved construction budget of $1.23 billion. The project timeline contemplates approximately two years of construction and six months of commissioning, with mining expected to start in the fourth quarter of 2022, and first gold pour targeted for the first half of 2024.
On December 17, 2021, the Company announced that it had entered into a definitive agreement to sell Mercedes to Bear Creek Mining Limited (Bear Creek) for aggregate consideration of:
•$100 million in cash, payable as follows:
◦$75 million on closing of the transaction; and
◦$25 million payable within six months of closing the transaction.
•24,730,000 common shares of Bear Creek; and
•2% net smelter return payable on production from Mercedes.

The transaction is subject to regulatory approval by the Mexican Comisión Federal de Competencia Economics and other customary closing conditions. On closing Equinox Gold will own approximately 16.6% of Bear Creek.
On December 30, 2021, the Company announced the retirement of Mubadala’s representative Mr. Tim Breen from the Company’s Board effective December 31, 2021 and the appointment of Mr. François Bellemare as his replacement effective January 1, 2022.
Recent Developments
On January 25, 2022, the Company issued production guidance of 625,000 to 710,000 ounces of gold for 2022 at cash costs of $1,080 to $1,140 per ounce of gold sold and AISC of $1,330 to $1,415 per ounce of gold sold. Guidance excluded Mercedes, given the anticipated closing of the previously announced sale. Sustaining capital guidance was $195 million, with non-sustaining capital guidance of $487 million reflecting a year of significant investment at the Company’s portfolio of assets, including construction of Greenstone.3

3 Cash costs, cash costs per oz sold, AISC per oz sold and sustaining capital, non-sustaining capital are non-IFRS measures. See Non-IFRS Measures.

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DESCRIPTION OF THE BUSINESS
Equinox Gold is a growth-focused mining company delivering on its strategy of building a company that is responsibly and safely producing more than one million ounces of gold annually. The Company significantly increased both its scale and asset diversification in March 2020 through completion of the Leagold Transaction, which brought four producing mines, a development project and an expansion project to its asset portfolio. The Company continued that growth in 2021 with the completion of the Premier Transaction, adding a 60% interest in a development project, a mine and exploration properties to the Company’s existing portfolio of gold assets. For continued growth the Company intends to expand production from its current asset base through exploration and development and will look for opportunities to acquire other companies, producing mines and/or development projects that fit the Company’s portfolio and strategy.
Equinox Gold’s operating mines and development projects are as follows:

Name of Mineral Property	Ownership	Location	Status
Los Filos Mine Complex	100%	Guerrero State, Mexico	Producing Reviewing potential to build a CIL plant
Mercedes Mine[1]	100%	Sonora State, Mexico	Producing
Aurizona Gold Mine	100%	Maranhão State, Brazil	Producing Reviewing potential for an underground expansion
Mesquite Gold Mine	100%	California State, USA	Producing
Fazenda Gold Mine	100%	Bahia State, Brazil	Producing
RDM Gold Mine	100%	Minas Gerais State, Brazil	Producing
Castle Mountain Gold Mine	100%	California State, USA	Phase 1 Producing Permitting a Phase 2 expansion
Santa Luz Mine	100%	Bahia State, Brazil	Commissioning, with first gold pour expected around the end of Q1 2022.
Greenstone Project	60%	Ontario, Canada	In construction
Note:
1.The Company has entered into an agreement with Bear Creek for the sale of Mercedes. The transaction is subject to regulatory approvals and customary closing conditions and is expected to close in April 2022.
Equinox Gold’s material assets are Los Filos, Aurizona, Mesquite, Fazenda, RDM, Castle Mountain, Santa Luz and Greenstone.
Principal Products
Equinox Gold’s principal product is gold doré. The principal buyers of gold doré produced from Equinox Gold’s mines, once refined, are international bullion banks, traders and refiners themselves. However, there is a worldwide market for gold into which Equinox Gold could sell its gold and, as a result, Equinox Gold is not dependent on a particular purchaser with regard to the sale of gold, silver or other metals which it produces.
Community Engagement and Investment
Equinox Gold understands that local communities are important stakeholders in our business activities. We seek to understand and react appropriately to their interests. We believe that mining projects can provide significant economic benefits and social development opportunities for local communities that can endure well beyond the life of a project. Equinox Gold offers training programs and is committed to hiring locally. The Company also supports development initiatives that meet the needs and priorities of local communities with the objective of leaving a legacy of improved infrastructure, skills development and more sustainable communities.

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Equinox Gold engages in early, frequent and transparent dialogue with stakeholders as a means to build trust and provide a space for collaboration and long-term commitment. The Company maintains formal systems to identify stakeholders and communities of interest and strives to maintain strong local relationships. At all of the Company’s mine sites, dedicated community departments meet regularly with host communities to discuss activities, report on environmental performance and discuss concerns. At all of the Company’s mine sites dedicated community departments seek local feedback, particularly where improvements are needed and collaborative solutions can be implemented.
Health & Safety
The health and safety of the Company’s workforce is Equinox Gold’s priority. By adopting a strong risk management approach, Equinox Gold engages with and trains our workforce to recognize, understand and mitigate hazards of the workplace to prevent incidents and injuries. We comply with all relevant local, state and federal laws and have adopted industry standards and practices. During 2021, Equinox Gold completed 18.9 million work hours with 13 lost-time incidents across its sites resulting in a lost time injury frequency rate (LTIFR) of 0.68.
COVID-19 was declared a global pandemic by the World Health Organization on March 11, 2020. Each of the Company’s operations implemented early preventive measures in collaboration with the Company’s employees, contractors and host communities to limit COVID-19 exposure and transmission. The Company continues to enforce operational and safety procedures in accordance with guidelines outlined by the World Health Organization, the United States and Canada Centres for Disease Control and the local, state and federal governments at each of its sites. The Company also continues to support preventive measures and vaccination campaigns conducted by local authorities.
Environment
Environmental stewardship is a top priority for Equinox Gold. We aim to minimize or mitigate the potential effects of our operations on regional flora, fauna, water quality and air quality. Understanding the components of the ecosystem and the potential impacts of mining activities allows us to plan appropriately and adopt mitigation strategies to eliminate or reduce impacts to an acceptable level.
All aspects of Equinox Gold’s operations, development activities and exploration programs are subject to environmental regulations and generally require approval by appropriate regulatory authorities prior to commencement. Equinox Gold operates in Canada, Mexico, Brazil and the USA and is subject to national and local laws and regulations in each relevant jurisdiction. Specific statutory and regulatory requirements and standards must be met throughout the mine cycle, including but not isolated to standards related to air quality, water quality, fisheries and wildlife protection, chemical use, waste disposal, noise, geotechnical stability, geochemistry and land use. When operations cease, the Company is also required to return the land as close as possible to its original state. Details and quantification of Equinox Gold’s reclamation and closure costs obligations as at December 31, 2021, are set out in Equinox Gold’s annual financial statements for the year ended December 31, 2021.
Employees and Contractors
At the end of the most recently completed financial year, Equinox Gold had a total of 3,405 employees and 4,323 contractors (including employees and contractors of GGM on a 100% basis). No management functions of Equinox Gold are performed to any substantial degree by a person other than the directors or executive officers of Equinox Gold. Equinox Gold is committed to hiring locally and the majority of employees and contractors at each of its operations come from local communities.

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Specialized Skill and Knowledge
Many aspects of Equinox Gold’s business require specialized skills and knowledge, such as expertise in the areas of mine operations, mine construction, permitting, geology, drilling, implementation of exploration programs, logistical planning, accounting, communications and local laws. Equinox Gold retains executive officers and consultants with experience in mining, metallurgy, geology, exploration and development in Canada, Mexico, Brazil and the USA, as well as executive officers and consultants with relevant accounting, communications and legal experience.
Competitive Conditions
The mineral exploration and mining industry is competitive and Equinox Gold is required to compete for the acquisition of mineral permits, claims, leases and other mineral interests for operations, exploration and development projects. As a result of this competition Equinox Gold may not be able to acquire or retain prospective properties in the future on terms it considers acceptable. The ability of Equinox Gold to acquire and retain mineral properties in the future will depend on its ability to operate and develop its existing properties and also on its ability to fund further exploration and development activities. Equinox Gold also competes with other mining companies for investment capital with which to fund such projects, and for the recruitment and retention of qualified employees.
Components
The raw materials and support services that Equinox Gold requires to carry on its business are available through normal supply or business contracting channels in Canada, Mexico, Brazil and the USA. Increased demands by other mineral exploration, development and operating companies, inflationary pressures or disruptions to supply chains due to events like COVID-19 and other global events can make it more difficult to procure certain supplies and services.
Cycles
The mining business, and particularly precious metals production, is subject to metal price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles.
Foreign Operations
Equinox Gold faces certain risks as a Canadian company operating in Mexico, Brazil and the USA. Any changes in regulations or shifts in political attitudes are beyond the control of Equinox Gold and may adversely affect its business. Equinox Gold may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to restrictions on mining, both as a result of COVID-19 or otherwise, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, tariffs, land use, water use, land claims of local people, changes in foreign exchange, mine safety regulations, labour laws, corruption, political unrest, timely reimbursement by the government of refundable value added taxes and refundable income taxes, uncertainty with respect to the rule of law and the integrity of court systems, and security issues. The effect of these factors cannot be accurately predicted.

Annual Information Form

MINERAL PROJECTS
Mineral Reserves and Resources
Equinox Gold’s Proven and Probable Mineral Reserves are 16.4 million ounces of gold. Measured and Indicated Resources are 30.3 million ounces of gold (inclusive of Mineral Reserves). Please refer to the following tables, subsequent notes, and the underlying technical reports for each mineral property, copies of which are available for download on the Company’s website at www.equinoxgold.com, for more detailed disclosure on the classification of Mineral Reserves and Mineral Resources.
Equinox Gold Consolidated Mineral Reserve Estimates

	Proven			Probable			Proven and Probable
Mine/Project	Tonnes (kt)	Grade (g/t)	Contained gold (koz)	Tonnes (kt)	Grade (g/t)	Contained gold (koz)	Tonnes (kt)	Grade (g/t)	Contained gold (koz)
Aurizona	16,581	1.39	740	15,749	1.82	920	32,330	1.60	1,660
Castle Mountain	84,910	0.55	1,498	172,990	0.48	2,670	257,900	0.51	4,168
Mesquite[2]	34	0.79	1	30,264	0.48	470	30,298	0.48	471
Los Filos	26,168	0.91	768	78,052	1.44	3,626	104,220	1.31	4,395
Leach pad inventory						114			114
RDM	11,681	0.96	360	5,872	1.04	196	17,553	0.99	556
Fazenda	5,319	1.57	269	1,335	1.09	47	6,653	1.47	315
Santa Luz	21,578	1.39	966	3,361	1.01	109	24,939	1.34	1,075
Greenstone[1]	3,374	1.28	139	77,820	1.27	3,184	81,194	1.27	3,323
Mercedes	381	5.5	67	2,224	3.6	258	2,605	3.9	325
Total Proven and Probable			4,808			11,594			16,402
Notes:

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1.Shown at Equinox Gold’s 60% ownership
2.The Company has entered into an agreement with Bear Creek for the sale of Mercedes. The transaction is subject to regulatory approval sand customary closing conditions and is expected to close in April 2022.
Equinox Gold Consolidated Mineral Resource Estimates (inclusive of Mineral Reserves)

	Measured			Indicated			Measured and Indicated
Mine/Project	Tonnes (kt)	Grade (g/t)	Contained gold (koz)	Tonnes (kt)	Grade (g/t)	Contained gold (koz)	Tonnes (kt)	Grade (g/t)	Contained gold (koz)
Aurizona	19,849	1.40	892	29,994	1.86	1,797	49,844	1.67	2,689
Castle Mountain	88,026	0.57	1,604	256,074	0.52	4,315	344,099	0.54	5,919
Mesquite	126	0.74	3	140,670	0.42	1,921	140,795	0.42	1,924
Los Filos	114,631	0.77	2,851	211,678	1.02	6,922	326,309	0.93	9,773
RDM	11,740	0.97	365	8,875	1.11	318	20,615	1.03	683
Fazenda	6,655	2.29	491	3,665	1.42	167	10,320	1.98	658
Santa Luz	31,063	1.36	1,362	9,696	1.96	610	40,760	1.54	1,972
Greenstone[1,3]	3,420	1.30	142	85,080	1.51	4,121	88,500	1.50	4,263
Brookbank[1]				2,057	5.45	360	2,057	5.45	360
Kailey[1]				6,766	0.96	209	6,766	0.96	209
Key Lake[1]				2,257	1.16	85	2,257	1.16	85
Mercedes[2]	858	4.48	124	3,627	4.10	478	4,485	4.17	602
Hasaga				42,294	0.83	1,124	42,294	0.83	1,124
Total Measured & Indicated			7,834			22,427			30,260
Notes:
1.Shown at Equinox Gold’s 60% ownership
2.The Company has entered into an agreement with Bear Creek for the sale of Mercedes. The transaction is subject to regulatory approvals and customary closing conditions and is expected to close in April 2022.
3.Previously referred to as the Hardrock project.

Equinox Gold Consolidated Inferred Mineral Resources

Mine/Project	Tonnes (kt)	Grade (g/t)	Contained gold (koz)
Aurizona	13,067	2.18	915
Castle Mountain	86,271	0.58	1,608
Mesquite	85,419	0.34	928
Los Filos	98,204	0.83	2,633
RDM	3,614	1.94	226
Fazenda	3,296	1.51	160
Santa Luz	7,265	2.07	483
Hardrock[1,3]	15,300	3.78	1,857
Brookbank[1]	451	3.30	48
Kailey[1]	2,915	0.87	82
Key Lake[1]	1,103	1.39	49
Mercedes[2]	1,548	4.74	236
Hasaga	25,143	0.78	631
Total			9,856
Notes:

Annual Information Form

1.At 60% ownership
2.The Company has entered into an agreement with Bear Creek for the sale of Mercedes. The transaction is subject to regulatory approvals and customary closing conditions and is expected to close in April 2022.
3.Previously referred to as the Hardrock project.

Notes to Mineral Resources and Mineral Reserve Estimates
1.Doug Reddy, MSc, P.Geo. Equinox Gold’s Chief Operating Officer, Scott Heffernan, MSc, P.Geo., Equinox Gold’s EVP Exploration and Ali Shahkar, P.Eng., Equinox Gold’s Mineral Resource Manager, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed and approved the above consolidated Mineral Reserve and Mineral Resource estimates. The Qualified Persons for the Mineral Reserve and Mineral Resource estimates set out the following mineral property descriptions are listed in the Interest of Experts section of this AIF.
2.The consolidated Mineral Reserves and Resource estimates were report on March 24, 2021, except for the Mesquite, Fazenda, RDM and Aurizona estimates which were reported in September 2021.
3.There has been no material reduction in the aggregate amount of estimated Mineral Reserves or Mineral Resources for each mineral property from the amounts set forth in their relevant technical reports, except for depletion from mining operations in the ordinary course since the effective date of such reports.
4.The Mineral Reserves and Mineral Resources have been estimated in accordance with the provisions adopted by the CIM Definition Standards and NI 43-101.
5.Mineral Reserves are based on Measured and Indicated Mineral Resources, and Mineral Resources are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that all or any part of a Mineral Resource will be converted into Mineral Reserves.
6.Tonnage and grade measurements are in metric units. Contained gold is reported as troy ounces.
7.While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. See Cautionary Notes.
8.Totals may not sum due to rounding.
9.The effective dates of the Mineral Reserve and Mineral Resource estimates, together with the metal prices and foreign exchange (FX) rate criteria on which each estimate is based, is shown in the following table.

•Project/Mine	$Gold/oz		FX Rate	Effective Date of Estimates
	Mineral Reserve	Mineral Resource
Aurizona	$1,350	$1,500	BRL4.75:USD1	June 30,2021
Castle Mountain	$1,350	$1,500	N/A	February 26,2021
Mesquite	$1,350	$1,500	N/A	June 30, 2021
Los Filos	$1,200	$1,400	MXP20:USD1	October 31, 2018
RDM	$1,350	$1,500	BRL4.75:USD1	December 31, 2020
Fazenda	$1,350	$1,500	BRL4.75:USD1	December 31, 2020
Santa Luz	$1,350	$1,500	BRL5:USD1	June 30, 2020
Greenstone[2]	$1,350	$1,500	CAD1.3:USD1	December 16, 2020
Brookbank	N/A	$1,500	CAD1.3:USD1	December 16, 2020
Kailey	N/A	$1,500	CAD1.3:USD1	December 16, 2020
Key Lake	N/A	$1,500	CAD1.3:USD1	December 16, 2020
Mercedes[1]	$1,350	$1,500	MXP19.5:USD1	June 30, 2021
Hasaga	N/A	$1,400	CAD1.3:USD1	December 30, 2016
Notes:
1.The Company has entered into an agreement with Bear Creek for the sale of Mercedes. The transaction is subject to regulatory approvals and customary closing conditions and is expected to close in April 2022.
2.Previously referred to as the Hardrock project.

10.Cut-off grades for Equinox Gold’s Mineral Reserves and Mineral Resources are outlined in the following table.

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Project/Mine		Mineral Reserve cut-off grade (g/t Au)	Mineral Resource cut-off grade (g/t Au)
Aurizona	Open pit	0.35 to 0.47	0.3
	Underground	1.8	1
Castle Mountain	Open pit – In-situ	0.17	0.17
	JSLA backfill		0.14
Mesquite	Oxide and oxide-transition	0.14	0.09
	Non-oxide and non-oxide transition	0.31	0.18
	Waste dump	-	0.14
Los Filos	Los Filos open pit	See note 1	0.198
	Bermejal open pit	See note 1	0.179
	Guadalupe open pit	See note 1	-
	Los Filos underground	2.6	2.23
	Bermejal underground	See note 2	3
RDM	Open pit	0.33	0.3
	Underground	-	1.36
Fazenda	Open pit	0.59 to 0.89	0.54 to 0.85
	Underground	1.32	1.19
	Open pit	0.45 to 0.54	0.5
Santa Luz	Open pit	0.45 to 0.54	0.5
Greenstone[4]	Open pit	0.35	0.3
	Underground	-	2
Brookbank	Open pit	-	0.6
	Underground	-	2.4
Kailey	Open pit	-	0.4
Key Lake	Open pit	-	0.4
Mercedes[3]	Underground	2.00 to 2.10	1.7
Hasaga	Open pit	-	0.5
Notes:
1.Los Filos, Guadalupe and Bermejal open pit Mineral Reserves are defined by pit optimization and are based on variable break-event cut-offs as generated by process destination and metallurgical recoveries.
2.Bermejal underground Mineral Reserves are reported based on a variable cut-off value.
3.The Company has entered into an agreement with Bear Creek for the sale of Mercedes. The transaction is subject to regulatory approvals and customary closing conditions and is expected to close in April 2022.
4.Previously referred to as the Hardrock project.

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Los Filos Mine Complex
The Los Filos Mine Complex in Guerrero State, Mexico currently comprises three open pits, Los Filos, Guadalupe and Bermejal, and two underground mines, Los Filos and Bermejal. Ore from all deposits is processed using heap leach recovery. Los Filos began commercial production in 2008, was acquired by Leagold in 2017 and was subsequently acquired by Equinox Gold in March 2020 through the Leagold Transaction. Los Filos produced a total of 144,096 ounces of gold in 2021 at AISC of $1,753 per ounce of gold sold.
Production during 2021 was impacted by blockades in 2020 and again in 2021. The mine has been operating without interruption since August 2021 and the Company is working to build stronger relationships with the communities.
Production at Los Filos is expected to increase as the Company advances development of the Guadalupe open pit and the new Bermejal underground deposits, which will yield higher grad ore. In addition, the company is considering construction of a new carbon-in-leach (CIL) plant to process higher-grade ore, which could increase Los Filos production to more than 300,000 oz of gold per year.
Unless otherwise indicated, the information that follows relating to Los Filos is based on, derived substantially from, and in some instances is a direct extract from, the Los Filos Technical Report. Technical information disclosed since the effective date of the Los Filos Technical Report has been updated under the supervision of the Qualified Persons noted in the section ‘Interest of Experts’ on page 167. The information below is based on assumptions, qualifications and procedures that are set out only in the Los Filos Technical Report and reference should be made to the full text of the Los Filos Technical Report which is filed on the SEDAR profile of Leagold (a wholly owned subsidiary of Equinox Gold), on the EDGAR profile for Equinox Gold at www.sec.gov/EDGAR, and which is also available on Equinox Gold’s website at www.equinoxgold.com.
Project Description, Location and Access
Los Filos is located in the Municipality of Eduardo Neri, Guerrero State, Mexico approximately 180 km southwest of Mexico City. The property is centred on latitude 17°52’13” north and longitude 99°40’55” west (UTM Zone 14Q 427,400E, 1,976,300N).
Los Filos can be accessed either by driving 1.5 hours to Toluca or Cuernavaca from Mexico City and taking a 30-minute charter flight to site or by driving for four hours from Mexico City 240 km on National Highway 95/95D to the town of Mezcala and 18 km on a paved road to the mine.
Mineral Tenure and Surface Rights
Los Filos consists of 30 exploitation and exploration concessions in active mining areas totaling 10,433 ha which are held by Equinox Gold’s indirect wholly-owned subsidiary, Desarrollos Mineros San Luis S.A. de C.V. (DMSL).
All 30 concessions are located within the Municipality of Eduardo Neri, Guerrero State, Mexico. In addition to the 30 concessions that cover the entire active mining areas, DMSL also holds a total of 12 exploration concessions located in Guerrero State, Mexico. The total area of all 42 concessions is 148,908 ha, including two concessions that have applications in progress. Concessions are granted for 50-year durations; the expiration dates vary depending on the date of grant of the concession. Renewal dates range from 2032 to 2067. Los Filos holds

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sufficient surface rights in the area to support the current mining operations, including access and power line easements.
Taxation and Royalties
Los Filos is subject to a 30% Federal corporate income tax rate. Two mining royalty taxes are also payable to the Federal Government of Mexico: a 7.5% mining tax on earnings before interest, taxes, depreciation, and amortization; and a 0.5% gross revenue royalty tax levied on revenue from gold and silver sales. Net smelter return (NSR) royalties to Servicio Geológico Mexicano, a department of the Mexican Federal Government, range from 2.5 to 3% and are applicable to mining from five concessions of the Mine property. Two of the concessions are also subject to royalties of 0.75 to 1.75% payable to LC Mines S.A. de C.V., a subsidiary of Agnico Eagle Mines Limited.
History
Minera Guadalupe S.A. de C.V. (Minera Guadalupe) operated the Nukay Underground mine which is now part of the Los Filos Underground mine, from 1938 to 1940 and from 1946 to 1961, producing approximately 0.5 Mt at 18 g/t Au. Minera Nukay operated an open pit mine at Nukay commencing in 1984. From 1987 to 2001 Minera Nukay operated a 100 tpd process plant located near Mezcala to process ore from the Nukay, La Agüita, Subida and Independencia deposits.
In 1993 Teck Corporation (Teck) entered into an agreement with Minera Miral S.A. de C.V., which was in the process of buying out the owners of Minera Nukay. Teck and Miranda Mining Development Corporation (Miranda) formed Minera Nuteck S.A. de C.V. to conduct exploration in the region. The discovery hole for Los Filos deposit was drilled in August 1995. In November 2003, Wheaton River Minerals gained 100% ownership of Los Filos through the purchase of Miranda and associated agreements with Teck. Goldcorp acquired Wheaton River Minerals in March 2005, of which DMSL was a subsidiary and the operator of Los Filos.
Goldcorp also acquired the Nukay mine in 2008, which was subsequently integrated with the Los Filos operations as the Los Filos Underground mine. Industrias Peñoles S.A. de C.V. (Peñoles) explored the Cerro Bermejal area in 1986 and outlined gold values in association with an oxide zone and jasperoids. In 1988 and 1989 Peñoles conducted a detailed exploration program for bulk mineable gold mineralization. Peñoles completed a Mineral Resource estimate and prefeasibility study in 1994 that envisaged a 13,000 tpd open pit and heap leaching operation. On March 22, 2005, Goldcorp’s wholly owned operating Mexican subsidiary Luismin acquired the Bermejal gold deposit from Minera El Bermejal, S. de R.L. de C.V., a joint venture between Peñoles and Newmont Mining Corporation (Newmont). Feasibility level studies for Los Filos and Bermejal Open Pits and the Los Filos Underground were completed by Goldcorp between 2005 and 2007. Open pit mining commenced at Los Filos in 2005. Underground production at Los Filos commenced in 2007 and the first gold pour occurred in the same year. Annual open pit ore production rates increased to over 20 Mtpa by 2008, with total mining (ore and waste) of over 45 Mtpa occurring from 2009 to 2015. Production from underground sources has varied from 280 tpd in 2009 to over 1,100 tpd in 2015. In 2013, exploration drilling below Bermejal Open Pit encountered high grade oxide mineralization that is now referred to as the Bermejal Underground deposit.
On April 7, 2017, Leagold completed the acquisition of 100% ownership of Los Filos through the purchase of DMSL from Goldcorp. An amended site wide technical report with an effective date of December 31, 2016 was filed on Leagold’s SEDAR profile on March 1, 2017. The technical report included a preliminary economic assessment of the Bermejal Underground deposit.

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An updated technical report with an effective date of December 31, 2017 was filed on Leagold’s SEDAR profile on March 8, 2018. The technical report included an update of Mineral Resource and Mineral Reserve estimates.
A total of 238 Mt of ore at 0.7 g/t Au, containing 5.4 Moz Au, was mined by DMSL at Los Filos from 2005 to October 31, 2018.
Geological Setting, Mineralization and Deposit Types
Los Filos is located in the Guerrero Gold Belt and near the center of a large, approximately 200 km diameter circular shaped feature known as the Morelos Guerrero Sedimentary Basin. The basin is a thick sequence of Mesozoic platform carbonate rocks successively comprised of the Morelos, Cuautla, and Mezcala Formations. The Cretaceous carbonates were intruded by a number of early Tertiary age granitoid bodies. The distribution of intrusive bodies along northwest trending belts is thought to reflect the control on their emplacement by pre-existing northwest trending faults.
Tertiary granodiorites that intrude the carbonate sedimentary units at Los Filos include: the East and West Stocks of the Los Filos Intrusive; the Bermejal Intrusive; the Xochipala Intrusive; and a granodiorite body located in the northeast portion of the property. Mineralization identified within Los Filos is typical of intrusion-related gold-silver skarn deposits. Gold skarns typically form in orogenic belts at convergent plate margins and are related to plutonism associated with the development of oceanic island arcs or back arcs.
Mineralization is geologically controlled by being either hosted by, or spatially associated with, skarn development during contact metamorphism of the carbonates. Massive magnetite, hematite, goethite, and jasperoidal silica, with minor associated pyrite, pyrrhotite, chalcopyrite, and native gold typically occur in the veins and metasomatic replacement bodies that developed at the contacts between the platform carbonates and intrusive rocks. Extensive oxidation of the deposits that occurred at the time of mineralization has altered the mineralization into material that is amenable to cyanidation recovery techniques without the need of pre-treatment by roasting or other methods.
In the Los Filos area, mineralization is associated with two early Tertiary granodiorite stocks that were emplaced in carbonate rocks. Mineralization being mined at the Los Filos Open Pit is associated with a shallowly east dipping sill and with the upper portion of the east stock. The Los Filos Underground is divided into the Los Filos Norte and Sur Sectors along the north and south side of the circular west stock. The principal mining areas in the North Sector are Nukay, Conchita, Peninsular, Chimenea, Independencia-Subida and in the South Sector include Sur, Zona 70 and the Creston Rojo deposits.
Mineralization in the Bermejal area is along the contact of the Bermejal Stock with the carbonate rocks of the Morelos Formation. The Bermejal Open Pit mineralization is typically at the top or on the flanks of the upper portion of the intrusive. Mineralization extends below the Bermejal Open Pit and down the steeply dipping to vertical flanks of the intrusive and at the northern end of the intrusive the mineralization is referred to as the Bermejal Underground deposit.
The total circumference of the Los Filos area intrusive stocks is approximately 8 km and at least half of this has been drilled or developed. The Bermejal Intrusive has a circumference of around 16 km and although the upper portion of the intrusive contact has been mined by open pit, only a few kilometres of this contact have been explored at depth. Mineralization extends from surface to over 700 m depth. The skarn is typically present at the contact of the intrusive with the carbonate rocks and is variable in grade and widths. Additional exploration targets are along the intrusive contacts in the Los Filos and Bermejal areas.

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Exploration
Exploration at Los Filos has been undertaken by previous companies with a focus on the Los Filos and Bermejal areas, specifically on the intrusive contacts. Exploration activities included regional and detailed mapping; rock, silt and soil sampling; trenching; RC and diamond drilling; ground Induced Polarization (IP), ground magnetic, and aeromagnetic geophysical surveys; mineralization characterization studies; and metallurgical testing of samples.
Surface mapping, geochemical surveys and magnetic surveys highlight the intrusive bodies and the contact metamorphism that occurs at the intrusive contact which can be a host for gold skarn mineralization. Drilling is required to delineate the mineralization at depth.
Drilling
From 2003 to October 31, 2018, a total of 838,864 m of diamond and RC drilling has been completed at Los Filos. This drilling includes surface programs at Los Filos, Bermejal, Bermejal Underground, Guadalupe, San Pablo, and Xochipala areas and the underground drilling programs in the Los Filos North and South Sectors.
The 2017 drilling program at Bermejal Underground employed a total of four contractors and 17 rigs, although a maximum of 15 rigs were active at a time. All drilling on the Bermejal Underground program was from surface comprising 111 holes that were drilled for a total of 56,820 m. A total of 15-hole deviations were recorded and these holes were re-drilled where necessary. An additional eight holes totalling 803 m were completed at Bermejal Underground in 2018.
In 2017, the Los Filos Underground drilling program utilized two contractors and eight drill rigs. A total of 145 holes were re-drilled for 15,633 m with 138 holes drilled from underground drill stations and seven drilled from surface. In 2018 (to October 31) the Los Filos Underground drilling program included 182 holes for a total of 27,212 m.
Intersection spacing across the deposits that were drilled from surface is approximately 35 x 35 m in areas with close spaced drilling and widens to about 70 m x 70 m in the areas that are less well drilled. Drill spacing is wider again (i.e. 100 x 100 m) in the areas outside the conceptual pit outlines that are used to constrain Mineral Resources. Drill hole azimuths are dependent on the orientation of the deposit being drilled. Hole inclinations range from 65° to 90° and are typically 90° for drilling related to the open pit mineralization. Hole depths range from 0 to 600 m and average 350 m.
For the Bermejal Underground deposit, the drill azimuth varies due to the arcuate shape of the strike of the deposit. The primary azimuths are usually 60° and 180° for the eastern and central portions of the deposit, respectively, whereas the drill holes on the western sector were vertical to provide an intersection angle that is close to perpendicular to the sub-sill mineralization.
Sampling, Analysis and Data Verification
Sample collection was undertaken by the Los Filos Exploration Department from 2003 to 2018. Los Filos Exploration Department follows industry best practices and is responsible for the following: geological and geotechnical logging, core photography, density measurements, sample selection and numbering, core splitting, preparation of samples for shipping and submission to the external laboratory, incorporation of sample and data assay into the acQuire drill hole database including data validation, sample storage after the return of pulp and reject from external laboratories, sample security prior to shipping and after return of samples to site.
Geological logging data is recorded on tablet computers directly into an acQuire database. The logging area has WiFi for connection to the server that hosts the database. Sample and assay data are uploaded digitally. Survey data is imported or uploaded from the survey instruments.

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All drill core samples for exploration and resource estimation are sent to an external laboratory for sample preparation, currently Equinox Gold uses ALS Chemex, in Guadalajara, Mexico, and assaying by ALS Chemex, in Vancouver, Canada.
All samples from the current drilling programs are analyzed for gold using a standard 50 gm Fire Assay with gold detection by atomic absorption spectroscopy (AAS) to a 0.01 ppm detection limit. Multi-element analyses are completed using a multi-acid digest method and an ICP-OES finish on 36 elements.
Sample security at Los Filos relies on the core facility being within a secure area and the samples always being attended or locked at the sample collection and dispatch facility. Core boxes are transported to the core facility by the drilling contractors. Sample collection and transportation of samples on site have always been undertaken by DMSL Exploration Department personnel. Sample transport to the preparation laboratory is by personnel from the independent laboratory using their company vehicles.
The preparation and analytical laboratory is independent of DMSL.
A QA/QC program is in use by the DMSL Exploration Department and the independent laboratory also maintains their own lab QA/QC program to monitor the performance, accuracy and precision of the analyses at the laboratory.
DMSL has a standard QA/QC program in place for all drill core and RC sampling and also in the underground mine sampling for grade control and production related purposes. The QA/QC program for samples from drilling includes insertion of duplicate samples, blank samples and standards (certified reference materials) and also check assaying of a suite of samples at an external third-party laboratory.
Validation checks performed by Los Filos geologists on data used to support estimation comprise checks on surveys, collar coordinates, lithology data, and assay data. No significant errors or omissions were identified with the database following these checks.
Mineral Processing and Metallurgical Testing
Extensive testwork programs have been undertaken at Los Filos over the last decade to evaluate both heap leaching and CIL cyanidation processes for recovering gold and silver from the various ore deposits. The metallurgical testwork has been conducted on drill core composites, RC cuttings, and rotary air blast (RAB) drill samples considered representative of the various ore deposits at the time of each test program. Most of the metallurgical test programs have been conducted by Kappes, Cassiday and Associates (KCA), an industry-respected commercial metallurgical testing and engineering company located in Reno, Nevada, USA.
Heap Leach Metallurgical Studies
Metallurgical tests were performed on samples that were representative of each ore type; and has been comprehensive and appropriate for selecting the optimal process technology. Recovery factors estimated for the heap leaching process are based on appropriate metallurgical testwork, and these have been confirmed by recent production data, heap leaching process conditions, including reagent additions, and were appropriately determined to optimize field operation parameters.
Some areas of the Bermejal Open Pit and Underground deposits contain high sulphur and copper levels. Gold recovery has been found to decrease with increasing sulphur levels in the ore and cyanide consumption has been found to increase with increasing copper levels in the ore. Gold recovery equations have been developed to estimate heap leach gold recovery over a range of sulphur grades in the ore, and relationships to estimate heap leach operating costs over a range of copper concentrations in the ore have been developed. Coarse bottle roll

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testwork conducted on Guadalupe ore composites demonstrated gold extractions from Guadalupe ore are similar to, and in some cases higher than, Bermejal. As such, heap leach recovery models developed for Bermejal can be applied to Guadalupe.
CIL Metallurgical Studies
Variability comminution testwork is adequate to support the comminution circuit design. The available testwork also clearly indicates the impact of cyanide soluble copper on reagent consumption. This was used to develop a reliable operating cost model, applied in the optimization of the mining schedule along with the gold extraction model. There is sufficient testwork and other data to support the gold and silver recovery estimates used for all material scheduled to be fed to the proposed CIL plant.
Additional comminution testing for SAG milling and ball milling characterization of the Guadalupe rock types including oxide and intrusive material is recommended.
Cyanide soluble copper levels in the CIL blend will need to be managed to prevent solution copper levels that interfere with the extraction of gold and/or increase operating costs. If grade control sampling in advance of mining indicates that areas of high copper content will be encountered, it is recommended to carry out closed circuit (locked cycle) batch CIL tests to monitor the level of copper in solution and its deportment to the activated carbon. Depending on the results of the locked cycle testwork, a technology to remove copper from the CIL circuit (e.g. SART (Sulphidization, Acidification, Recycle and Thickening)) may be required. This offers the potential opportunity to include higher copper mineralization in the CIL feed and potentially generate a revenue stream from recovered copper and reduce cyanide consumption.
Testwork currently available indicates variability in gold extraction of open pit ore at high feed sulphur grades greater than 1%. Current practice is to restrict placement on the heap leach pads to material having a sulphur content less than 1%. Testwork, however, indicates that higher sulphur content material could be economically treated in the CIL circuit. This is an opportunity that requires further investigation.
Mineral Reserve and Mineral Resource Estimates
Mineral Resources
Mineral Resources are reported in accordance with NI 43-101. CIM Definition Standards for Mineral Resources and Mineral Reserves, May 2014 (CIM Definition Standards (2014)) were followed for Mineral Resource estimates.
Mineral Resource estimates for the Los Filos Open Pit and Bermejal Open Pit deposits as well as the Los Filos Underground and Bermejal Underground deposits were prepared by Los Filos mine personnel with an effective date of October 31, 2018 and audited and verified by SRK in November of 2018. The Mineral Resource statement by deposit is shown below. The Los Filos Open Pit, Los Filos Underground and Bermejal Open Pit were depleted to October 31, 2018 for reporting, as appropriate.

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Table 1: Mineral Resource Statement by Deposit for Los Filos Mine Complex, October 31, 2018

Area	Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Bermejal Open Pit	Measured	2,689	0.60	52	6.6	571
	Indicated	116,570	0.83	3,111	9.9	37,104
	Measured & Indicated	119,259	0.82	3,163	9.8	37,675
	Inferred	29,798	0.86	824	4.8	4,627
Bermejal Underground (below $1,400 pit shell)	Measured	445	7.37	105	29.3	419
	Indicated	11,012	5.79	2,050	19.9	7,032
	Measured & Indicated	11,457	5.85	2,155	20.3	7,451
	Inferred	4,071	4.56	597	15.2	1,995
Los Filos Open Pit	Measured	107,981	0.62	2,152	4.2	14,720
	Indicated	80,691	0.50	1,297	5.6	14,528
	Measured & Indicated	188,672	0.57	3,450	4.8	29,248
	Inferred	62,604	0.50	1,006	5.6	11,272
Los Filos Underground	Measured	3,516	4.79	541	23.4	2,648
	Indicated	3,405	4.24	464	27.5	3,015
	Measured & Indicated	6,921	4.52	1,005	25.4	5,663
	Inferred	1,731	3.70	206	26.2	1,457
Total	Measured	114,631	0.77	2,851	5.0	18,358
	Indicated	211,678	1.02	6,922	9.1	61,679
	Measured & Indicated	326,309	0.93	9,773	7.6	80,037
	Inferred	98,204	0.83	2,633	6.1	19,351
Notes:
1.Mineral Resources are inclusive of Mineral Reserves and do not include dilution.
2.Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability.
3.Mineral Resources are reported to a gold price of $1,400/oz and a silver price of $4.39/oz.
4.Open pit Mineral Resources are defined within pit shells that use variable mining and recovery estimates depending on the geometallurgical domain and whether mineralization is projected to report to crush–leach or is considered typical ROM for processing requirements.
5.Open pit Mineral Resources are reported to variable gold cut-off grades: Los Filos Open Pit 0.198 g/t Au, Bermejal Open Pit of 0.179 g/t Au.
6.Underground Mineral Resources use a mining cost of $58.60/t for cut-and-fill, processing cost of $6.24/t, and a process recovery of 80%.
7.Underground Mineral Resources are reported to a gold cut-off grade: Los Filos Underground of 2.23 g/t Au; Bermejal Underground of 3.0 g/t Au.
8.Quantity of material is rounded to the nearest 1,000 tonnes, grades are rounded to two decimal places for Au, grades for Ag are rounded to one decimal place; rounding as required by reporting guidelines may result in apparent summation differences.
9.Includes both oxide and sulphide mineralization.
Mineral Reserves
Mineral Reserves are reported in accordance with NI 43-101 and CIM Definition Standards (2014) were followed for Mineral Reserve estimates. Mineral Reserves were estimated using a gold price of $1,200/oz Au, a silver price of $4.39/oz Ag, and an effective date of October 31, 2018.
The Los Filos Mineral Reserves are comprised of open pit reserves of 95.9 Mt at an average grade of 0.88 g/t Au containing 2.708 million ounces (Moz) of gold plus underground reserves of 8.3 Mt at an average grade of 6.32 g/t Au containing 1.686 Moz gold. Additionally, there are 0.114 Moz of recoverable gold in leach pad inventory. The consolidated Mineral Reserve estimate based on Proven and Probable Reserves for Los Filos follows.

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Table 2: Consolidated Mineral Reserves statement for Los Filos Mine Complex as at October 31, 2018

Classification	Mining Method	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)
Proven	Open Pit	24,937	0.66	530
	Underground	1,231	6.03	239
	Proven total	26,168	0.91	768
Probable	Open Pit	70,990	0.95	2,179
	Underground	7,062	6.38	1,447
	Probable total	78,052	1.44	3,626
Proven & Probable	Open Pit	95,927	0.88	2,708
	Underground	8,293	6.32	1,686
	Proven & Probable	104,220	1.31	4,395
Probable Leach Pad Inventory (recoverable)				114
Total Proven & Probable				4,509
Notes:
1.CIM Definition Standards (2014) were followed for Mineral Reserves.
2.Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery. The exception is leach pad inventory, which is stated in terms of recoverable Au ounces.
3.Metal price assumptions were $1,200/oz for Au and $4.39/oz for Ag.
4.Allowances for external dilution and mining recovery are applied.
5.Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
6.Summation errors may be present due to rounding.
Table 3: Los Filos Open Pit Reserves statement as at October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Proven	23,384	0.67	506	2.4	1,812
Probable	3,473	0.47	52	2.3	255
Total Proven & Probable	26,857	0.65	558	2.4	2,067
Notes:
1.CIM Definition Standards (2014) were followed for Mineral Reserves.
2.Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery.
3.Metal price assumptions were $1,200/oz for Au and $4.39/oz for Ag.
4.Mineral Reserves are defined by pit optimization and are based on variable break-even cut-offs as generated by process destination and metallurgical recoveries.
5.Dilution is assigned an average of 5% at a zero grade for Au and Ag.
6.Mining recovery is set to 99%.
7.Heap leach process recovery varies based on rock type.
8.Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
9.Summation errors may be present due to rounding.
Table 4: Bermejal Open Pit Reserves statement as at October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Proven	1,172	0.48	18	6.0	226
Probable	33,422	0.57	613	8.0	8,565
Total Proven & Probable	34,593	0.57	631	7.9	8,791
Notes:
1.CIM Definition Standards (2014) were followed for Mineral Reserves.
2.Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery.
3.Metal price assumptions were $1,200/oz for Au and $4.39/oz for Ag.
4.Mineral Reserves are defined by pit optimization and are based on variable break-even cut-offs as generated by process destination and metallurgical recoveries.
5.Dilution is assigned an average of 5% at a zero grade for Au and Ag.
6.Mining recovery is set to 99%.
7.Heap leach and CIL process recoveries vary based on rock type and sulphur grade.
8.Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
9.Summation errors may be present due to rounding.
Table 5: Guadalupe Open Pit Reserves statement as at October 31, 2018

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Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Proven	381	0.51	6	7.5	92
Probable	34,096	1.38	1,514	10.8	11,854
Total Proven & Probable	34,477	1.37	1,520	10.8	11,945
Notes:
1.CIM Definition Standards (2014) were followed for Mineral Reserves.
2.Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery.
3.Metal price assumptions were $1,200/oz for Au and $4.39/oz for Ag.
4.Mineral Reserves are defined by pit optimization and are based on variable break-even cut-offs as generated by process destination and metallurgical recoveries.
5.Dilution is assigned an average of 5% at a zero grade for Au and Ag.
6.Mining recovery is set to 99%.
7.Heap leach and CIL process recoveries vary based on rock type and sulphur grade.
8.Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
9.Summation errors may be present due to rounding.
Table 6: Los Filos Underground Reserves statement as at October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Proven	836	5.34	144	18.2	490
Probable	1,073	5.63	194	33.2	1,146
Total Proven & Probable	1,910	5.50	338	26.7	1,636
Notes:
1.CIM Definition Standards (2014) were followed for Mineral Reserves.
2.Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery.
3.Mineral Reserves include all material contained within stope solids plus an allowance for external dilution.
4.Metal price assumptions were $1,200/oz for Au and $4.39/oz for Ag.
5.Mineral Reserves are reported based on a cut-off grade of 2.6 g/t.
6.Dilution is assigned an average of 10% at a zero grade for Au and Ag.
7.Mining recovery is set to 98%.
8.Heap leach process recovery for Au is 80%.
9.Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
10.Summation errors may be present due to rounding.
Table 7: Bermejal Underground Mineral Reserves statement as at October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Proven	395	7.50	95	26.5	337
Probable	5,989	6.51	1,253	19.1	3,680
Total Proven & Probable	6,383	6.57	1,348	19.6	4,016
Notes:
1.CIM Definition Standards (2014) were followed for Mineral Reserves.
2.Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery.
3.Mineral Reserves include all material contained within stope solids plus additional factors for external dilution.
4.Metal price assumptions were $1,200/oz for Au and $4.39/oz for Ag.
5.Mineral Reserves are reported based on a variable cut-off value.
6.Dilution is assigned an average of 8% at a zero grade for Au and Ag.
7.Mining recovery is set to 99%.
8.Process recovery for Au averages 88%, and is set to 0% for Ag.
9.Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
10.Summation errors may be present due to rounding.
Mining Operations
Los Filos comprises the active Los Filos Open Pit and Bermejal Open Pit, the active Los Filos Underground Mine, one planned open pit mine - Guadalupe Open Pit, and one planned underground mine - Bermejal Underground Mine. Development mining to date at the Bermejal Underground Mine includes establishment of a portal, surface infrastructure and completion of a 1330 m ramp.
Open pit mining is by conventional drilling and blasting with loading by excavator and haulage by trucks to a crusher for Crush heap leach processing or directly to a ROM (Uncrush) leach pad.

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At Los Filos Underground, the overhand cut-and-fill mining method is used in narrow areas and the overhand drift and fill method is used in the wider areas. All underground ore is trucked by contractors to the crusher. The mining method planned for Bermejal Underground mine is underhand cut and fill.
Processing and Recovery Options
Ore is processed by conventional heap leaching methods to recover the contained gold and silver. In addition, installation of CIL cyanidation processing facilities to recover gold and silver from higher grade ore sourced primarily from the future Bermejal Underground mine is being investigated.
Heap Leach Operations
Ore is sourced from three areas: Los Filos and Bermejal Open Pits and Los Filos Underground. Eventually heap leach ore will also be sourced from the Guadalupe Open Pit, which will be developed as an extension of the Bermejal Open Pit. There are several ore types being mined from these deposits, including oxides, intrusives, carbonates, endoskarn (altered intrusives) and sulphides. Mineralization from the open pit and underground operations is classified as either low-grade or high-grade ore. Low grade ore is heap leached as Uncrush ore (ROM) and medium-high grade ores are heap leached as Crush ore.
Heap Leach Pads 1 and 2 are currently in operation, each with a separate leachate collection system. Pad 1, the original heap leach pad, has been historically loaded with both Crush ore and Uncrush ore but is presently only loaded with Uncrush ore. Pad 2, which became operational in 2013, was initially loaded with Uncrush ore for the first one to two lifts, but currently is only being loaded with Crush ore at 5 m lift heights.
Medium to high-grade ore is crushed to 80% passing (P80) 19 mm in a two-stage crushing circuit consisting of a primary jaw crusher and two Metso HP-800 secondary cone crushers operated in closed circuit with double-deck banana screens.
During 2018 a series of new overland conveyors were installed to convey crushed open pit ore to an agglomeration drum located on Pad 1, where the ore is more efficiently agglomerated with cement for improved quality of agglomeration, and then conveyed directly onto Pad 2 where the ore is stacked via mobile conveyors (grasshoppers) and a radial stacker.
Low-grade ore is hauled by mine trucks and placed separately on Pad 1 as Uncrush ore for leaching, following the addition of lime at a rate of 3 kg/t on each loaded haul truck. No ore sourced from Los Filos Underground is classified as low grade.
The gold-rich pregnant leach solution (PLS) from each heap leach pad is collected at the bottom of the geosynthetically-lined heap leach pads via a network of solution collection pipes and is channeled into separate PLS ponds for Pads 1 and 2. The PLS is pumped from these ponds to an Adsorption-Desorption-Recovery (ADR) plant, where the gold is adsorbed onto carbon in a conventional carbon-in-column (CIC) circuit. The gold that has been adsorbed onto the carbon is then stripped (eluted) from the carbon using the Pressure Zadra Process. The eluted gold and silver, now in a higher-grade solution, are then passed through a series of electrowinning cells where the gold and silver are recovered as a cathodic precipitate. The resulting gold/silver precipitate is dried, blended with various fluxes, and processed in an induction furnace to produce a final gold/silver-bearing doré product.
After the gold and silver are extracted from the PLS solution through carbon adsorption, the barren solution is recharged with sodium cyanide and then pumped back to the heap leach pads for distribution by a drip irrigation system at the specified cyanide concentration to leach the Crush and Uncrush ores.

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During the earlier years of Los Filos, the heap leach did not achieve the anticipated gold recovery due to a variety of operational issues, including the lack of effective ore agglomeration. At the end of 2014, overall gold recovery was reported at 49.5% as compared to the predicted recovery of 61.1%. By the end of third quarter of 2018, overall gold recovery had increased to 54.1% versus a modeled recovery of 59.0%, which represents an increase in leach efficiency to 91.7% recovery of recoverable gold. Through October 31, 2018 a total of 2.88 million ounces of gold have been poured at Los Filos.
Carbon-in-Leach Cyanidation
The CIL plant design is based on a metallurgical flowsheet developed for optimum recovery while minimizing capital expenditure and operating costs. As the CIL plant will be an addition to an existing operation, the existing site services (power, water, etc.) will be used, where appropriate, to supply the new facilities and the existing (modified) ADR plant will be used for recovery of gold from the loaded carbon.
The flowsheet for the new CIL plant includes crushing, grinding, CIL cyanidation, carbon regeneration and thickening and filtration of the CIL tailings for dry stack storage. The existing ADR circuit will be modified for the higher gold and silver loadings on the carbon and the precious metals will be smelted to doré bars in the existing gold room.
Process plant feed will include four main ore types, Bermejal Underground, Bermejal Open Pit, Los Filos Underground and Guadalupe Open Pit.
The average life of mine (LOM) gold grade is 4.99 g/t Au and 21.0 g/t Ag.
The plant design is considered appropriate for a project with a 10-year operating life.
The key project design criteria for the plant are: capacity to treat 4,000 tpd (1.46 Mtpa) of varying blends of the main ore types as determined by the integrated life of mine production schedule. The crushing plant utilization is planned to be 75% and CIL and tailings filtration plant utilization is 91.3%, supported by the incorporation of surge capacity and standby equipment where required. The grinding plant will grind ores to a P80 of 75 µm and leach them in a CIL circuit for 40 hours to recover an estimated 89% and 40% of the contained gold and silver respectively. Gold will be recovered from the loaded CIL carbon in the existing ADR plant, which will be modified to accommodate the higher gold and silver carbon loadings. CIL plant tailings will be filtered and washed with barren solution to reduce the entrained cyanide level before delivery, by truck, to a dry stacking facility.
The CIL design documents have been prepared incorporating engineering and key metallurgical design criteria derived from the results of historic and recent metallurgical testwork programs. Provision has been made in the layout for future expansion by addition of a ball mill, two additional leach tanks and a fifth tailings filter. Additional footprint has been allowed in the layout for the installation of a SART plant for treating the tailings thickener overflow to recover copper and cyanide from the circuit and allow the economic treatment of ores with a higher cyanide soluble copper content.
Infrastructure, Permitting and Compliance Activities
Major infrastructure at Los Filos includes the following: two open pits: Los Filos and Bermejal; an underground mine with two sectors: North and South Sectors of the Los Filos Underground Mine; seven waste rock dumps, including in-pit waste dumps at the Los Filos and Bermejal Open Pits; primary and secondary crushing plants (up to 25,000 tpd capacity); overland conveyors; agglomerator with cement and lime silos; two heap leach pads, one for Uncrush ore and one for Crush ore, with associated mobile conveyors and stackers; two pregnant solution collection ponds, one for each heap, one recirculation pond, and two contingency water ponds; ADR plant and gold refinery.

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Support facilities on the property include a 1,200 m long paved air strip, access and haul roads, maintenance and warehouse facilities, drill core logging and storage facilities, laboratories, environmental monitoring facilities, water and fuel storage and distribution facilities, and administrative facilities both on surface and underground.
Additional infrastructure that is not directly on the Los Filos property but located nearby includes a power substation, water supply line and pumping stations, and the residential camp for up to 294 persons.
Power is delivered at 115 kV from the Mezcala main substation located 8 km from site to the Los Filos 20 MVA substation, which is designed to have capacity for an additional 10 MVA transformer to be added for future mine expansions via an additional bay in the existing substation. Current power consumption averages about 14 MW/a, or about 70% of the existing substation’s power capacity, and peaks at 16 to 16.5 MW. To accommodate the planned Bermejal Underground project and new CIL process plant, additional electrical infrastructure is required.
An emergency power plant was constructed during 2008 to provide back-up power for the leach solution pumps and the gold refinery. The generators are housed within the ADR plant; there are two redundant CAT diesel generator plants (2,500 kVA) installed. There is a concrete foundation for a third unit if it becomes necessary.
Fuel and gasoline are trucked to site and stored in tanks.
Site communications include satellite service and use of VoIP for telephones, and Internet protocols for regular computer business and communications. Surface operations, including the open pits, use two-way radio communications and a wireless truck/shovel dispatch system supplied by Modular Mining Systems. The underground mines have a leaky feeder radio communications system.
Appropriate environmental permits have been granted for Los Filos including the area of the open pits by the relevant Mexican Federal and State authorities. Los Filos secured a total of 4,246 ha to cover surface rights required for Los Filos, including the area of current open pits, underground mine portals, process and ancillary facilities, roads, services, and a buffer area to allow for any future growth and potential exploration targets. For the Guadalupe area there is one portion of the Guadalupe Open Pit that will require a land access agreement with the Xochipala community and a land use authorization.4
Economic Analysis
The Los Filos expansion project, that includes the construction of the Bermejal Underground mine and CIL plant, shows strong economic viability in the context of an overall operation. Using the base case gold price of $1,250 per ounce, the post-tax net present value (NPV) (discounted at 5%) of the cashflow of the entire project is estimated at $702.5 million. The post-tax internal rate of return (IRR) is estimated at 86%, although this must be viewed in the context that significant portions of the cashflow are due to existing operations without significant initial capital investment contemplated.
Within that overall cashflow, a discrete project is being implemented that comprises the Bermejal Underground Mine and an associated CIL plant. The initial capital outlay associated with the Bermejal Underground and CIL plant is estimated at $180 million. Economic analysis evaluating the economic viability of these two capital projects determined that both contribute positively to the overall cashflows and NPV of the Los Filos expansion project.
The Los Filos expansion project production schedule features high grades, particularly in the first five years of Bermejal Underground production. The high margins potentially achievable during this period drive significant value in the analysis. Approximately two thirds of the total project NPV is achieved by the end of the fifth year of the 10-year production period (2019 to 2028). A summary of the economic analysis results is shown in the following two tables.
4 This agreement was entered into subsequent to filing of the Los Filos Technical Report.

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Table 8: Project Key Outcome Summary (based on October 31, 2018 Technical Report)

Parameter	Value
Total Gold Proven and Probable Mineral Reserves[1]	4.509 Moz
Total Gold Production	3.299 Moz
Total Silver Production	5.405 Moz
Total Open Pit Material Mined (Ore+Waste)	516.8 Mt
Total Open Pit Ore Mined	95.9Mt
Open Pit, Average Mined Gold Grade	0.88 g/t
Total Underground Ore Mined	8.3 Mt
Underground, Average Mined Gold Grade	6.32 g/t
Total Ore Tonnes Processed	104.2 Mt
Cash Cost per Ounce	$697/oz
AISC per Ounce (Excl. Remediation)	$739/oz
AISC per Ounce (Incl. Remediation)	$755/oz
Post-Tax IRR (%)	86%
Post-Tax Net Cashflow (undiscounted) ($M)	$915.6
Post-Tax NPV (5%) ($M)	$702.5
Payback Period (yrs)	2.3 years from Jan 2019
Notes:
1.Total gold metal contained is quoted from a consolidated Mineral Reserves statement for Los Filos (Table 5).
Payback period for the investment in the Bermejal Underground Mine and associated CIL plant is estimated at 2.3 years on a post-tax basis. This payback is calculated from January 1, 2019 (beginning of substantial investment) and includes consideration of all site cashflows, including the cashflows associated with the other mines and with heap-leaching operations so as to be from the perspective of an investor in the total site strategic plan.
Table 9: Project Valuation Summary (based on October 31, 2018 Technical Report)

Category	LOM	NPV (5%)
	($M)	($M) (Discounted)
Total Net Revenue	4,128.3	3,275.6
Total Mine Operating Costs	1,352.5	1,075.6
Total Heap Leach processing Opex	486.4	405.2
Total CIL processing Opex	176.1	134.6
General and Administrative, Community, and Land Access	289.7	233.7
Total Operating Costs	2,304.8	1,849.0
Operating Cashflow	1,823.6	1,426.6
Total Initial Capital	180.1	172.5
Capitalized Stripping	125.7	106.1
Total Sustaining Capital	191.3	149.2
Total Capital Costs	497.1	427.9
Pre-Tax Cashflow	1,326.5	998.7
Corporate Income Tax	277.4	194.7
NET VAT Cashflow	-4.4	-1.1
Mining Duty	137.9	102.7
Total Tax	410.9	296.3
After-tax Net Cashflow	915.6	702.5

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Current Capital and Operating Costs
Capital Cost Estimates
The table below presents the 2021 capital costs and the 2022 budgeted capital costs.
Table 10: Capital Costs

Description	2021 Costs ($ million)	2022 Budget ($ million)
Capitalized stripping & mine development	48.9	53.6
Infrastructure & Equipment	25.7	39.0
Exploration	6.5	4.0
Reclamation & rehabilitation	4.0	3.2
Total	85.1	99.8
Notes:
1.Totals may not add due to rounding.
2.Capital costs include exploration expenses and reclamation & rehabilitation costs and lease payments for haul trucks and mining equipment.
The capital costs include standard sustaining costs for mining, processing and general and administration costs and expansionary capital costs.
Operating Cost Estimates
The table below presents the 2021 operating costs and the 2022 budgeted operating costs.
Table 11: Operating Costs

Description	Units	2021 Costs ($)	2022 Budget ($)
Mining open pit	US$/t mined	1.4	1.4
Mining underground	US$/t mined	86.7	97.1
Processing	US$/t processed	7.0	7.8
Site General	US$/t processed	2.0	3.4
Notes:
1.Totals may not add due to rounding.
2.Operating costs include all mining, processing and general and administration costs including waste stripping. General and administration costs do not include Land payments.
3.Costs are variable depending on whether ore mined and milled is classified as oxide, transitionary or fresh rock. Costs are based on whether the material being processed is stockpiled or in situ material.

Capital and operating cost estimates in the tables above are based on the Los Filos mine plan and Equinox Gold’s current estimates as of December 31, 2021. Costs in individual years may vary significantly as a result of, among other things, current or future non-recurring expenditures, changes to input costs and exchange rates and changes to current mining operations or the mine plan. The current mine plan is based on existing Mineral Reserves. Ongoing exploration and analyses at operating mines are conducted with a view to identifying new Mineral Resources and upgrading existing Mineral Resources to higher confidence levels and potentially into new Mineral Reserves. If new Mineral Reserves are successfully identified it may alter the current mine plan and potentially extend the mine life.

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Recent Exploration, Development and Production
Exploration
In 2019 Los Filos exploration programs included 107 holes totalling 24,856 metres in the Guadalupe, Los Filos Underground and Bermejal South target areas. The drilling was focused on identification of new resources or conversion of resources to reserves. Guadalupe drilling included 35 core holes and 29 RC holes to test below the pit limits, drill areas of Inferred Resource mineralization and explore along the southern edges of the pit limits. At Los Filos Underground the step-out drilling included 38 holes totalling 9,342 metres on a new mineralized zone near Creston Rojo, and extending the Nukay and Peninsular deposits to depth. The first phase of the Bermejal multi-phase exploration program was completed. The program explored the southern portion of the Bermejal intrusive and included five holes totalling 971 m completed at the Carmen target area that extends beyond the southern limit of the Guadalupe Open Pit.
Limited exploration in 2020 included 5,155 metres (24 holes) of infill drilling in the Guadalupe open pit deposit and 3,979 metres (17 holes) of step-out drilling in the Los Filos Underground deposit. At Bermejal, exploration consisted of 117 metres of surficial trenches and a single 215 metre drill hole.
Exploration activities during 2021 included 14,058 m of drilling to continue testing of potential extensions of known mineralization and untested areas of the Los Filos underground deposit. Additionally, 16,033 m of infill drilling was completed within the Guadalupe open pit. The Company has budgeted $4 million for exploration at Los Filos in 2022.
Development
Guadalupe Open Pit access was completed in Q3 2019 and initial mining commenced September 29, 2019.
Work on Bermejal Underground mine infrastructure and preparations for development continued in 2019 and 2020 including the establishment of two ventilation raises and development of a cross-cut for access to the raises. The project already had a portal and 1,330 m long access ramp completed. The mining contractor bidding and selection was concluded in 2020 and mobilization of the selected underground contractor was initiated in Q3 2020; however, mobilization was suspended due to a community blockade from September through December 2020. Mine development resumed in 2021.
All mining and development was suspended in June, 2021 due to illegal blockades by a group of unionized employees and members one of the three communities from which the mine draws its workforce. The union blockade was removed in July, 2021 and the community blockade was subsequently removed in August, 2021 and the Company resumed regular operations in all areas of the mine.
The Company continues to review the potential to construct a new carbon-in-leach plant to operate concurrently with the existing heap leach operation, which could increase production and lower costs, but does not expect to make a construction decision until the majority of Greenstone expenditures are complete and the current stability with local communities allows operations to continue without interruption.
Budgeted capital investments at Los Filos during 2022 are focused primarily on open pit stripping and underground development, with almost $30 million of expenditures carried over from 2021. AISC at Los Filos in 2022 includes $38 million of sustaining capital, with $13 million allocated for capitalized stripping of the Guadalupe open pit, $7 million for development in the Los Filos underground mine and $10 million for fleet refurbishment and processing equipment.

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Production
Production in 2021 was primarily focussed on mining from the Los Filos Open Pit, Guadalupe Open Pit and Los Filos Underground. Gold produced was lower than anticipated as a result of the suspension of mining activities from June to August 2021 as a result of illegal blockades by a group of unionized employees and members one of the three communities from which the mine draws its workforce. Los Filos produced a total of 144,096 ounces of gold in 2021 at AISC of $1,753 per ounce of gold sold.
Los Filos production for 2022 is estimated at 160,000 to 180,000 ounces of gold. While Los Filos costs are expected to be lower in the second half of the year, waste stripping campaigns in the Los Filos and Guadalupe open pits and underground development for Bermejal will impact AISC and free cash flow for the year. Los Filos cost guidance for 2022 is estimated at cash costs of $1,400 to $1,475 per ounce, with AISC of $1,625 to $1,700 per ounce sold.

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Aurizona Mine
Aurizona Gold Mine (Aurizona) is an operating open-pit mine and processing plant located in Maranhão State, Brazil. On September 20, 2021, Equinox Gold announced the results of a pre-feasibility study for an expansion at the Aurizona mine and an updated mineral reserve and mineral resource estimate for Aurizona. Aurizona produced a total of 134,961 ounces of gold during 2021 at AISC of $991 per ounce of gold sold.
Unless otherwise indicated, the information that follows relating to Aurizona is based on, derived substantially from, and in some instances is a direct extract from, the Aurizona Technical Report. Technical information disclosed since the effective date of the Aurizona Technical Report has been updated under the supervision of the Qualified Persons noted in the section ‘Interest of Experts’ on page 167. The information below is based on assumptions, qualifications and procedures that are set out only in the Aurizona Technical Report and reference should be made to the full text of the Aurizona Technical Report which Equinox Gold has filed under its SEDAR profile at www.sedar.com, its EDGAR profile at www.sec.gov/EDGAR and which is also available on Equinox Gold’s website at www.equinoxgold.com.
Property Description, Location and Access
Aurizona is located in the state of Maranhão in northeastern Brazil between the cities of São Luis and Belém. Aurizona is centered at approximately 01°18’ south latitude and 45°45’ west longitude. Year-round road access is available from the state capital cities of Belém, Pará (400 km), and São Luis, Maranhão (320 km), the latter requiring a ferry transfer from São Luis island to the mainland or a longer bypass by road on land.
Aurizona includes one active mining license totaling 9,982 ha, one mining license application totaling 5,029 ha, and eleven exploration licenses totaling approximately 92,012 ha for a total land package of approximately 107,023 ha of the eleven exploration licenses. Four of the exploration licenses are in good standing and expire on August 01, 2024 and seven are under application for extension. Two of the seven exploration licenses have Positive Final Exploration Reports from ANM.
All thirteen licenses are 100% held by Equinox Gold via its wholly owned subsidiaries Mineração Aurizona S.A (MASA) and Luna Gold Pesquisa Mineral LTDA (Luna Gold). The Piaba and Boa Esperança deposits, as well as several near- mine exploration targets are covered by the mining licence. The mining license application covers Tatajuba, Genipapo and Touro deposits are covered by explorations licences with Positive Final Exploration Reports protocolled with ANM (Brazil Mining Agency).
Equinox Gold, through MASA, owns all surface rights required for the operation of Aurizona. Royalties on Aurizona are held by the Brazilian government and Sandstorm Gold Royalties Ltd. (Sandstorm). The mining license is subject to a government royalty of 1.5% which is applied to gross revenue from sales payable to the Brazilian government. Aurizona is subject to two net smelter return (NSR) royalties (the Aurizona Property NSR and the Greenfields NSR) and a convertible debenture in favour of Sandstorm dated January 3, 2018. The Aurizona Property NSR covers the mining license and the four brownfield exploration licenses including all the Mineral Resource estimates presented in the Aurizona Technical Report, and any future resources from these properties that would be processed through

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the Aurizona mill net of third-party refining costs. The Aurizona Property NSR is a sliding scale royalty based on the price of gold as follows:
•3% if the price of gold is less than or equal to $1,500/oz
•4% if the price of gold is between $1,500 and $2,000/oz
•5% if the price of gold is greater than $2,000/oz
The Greenfields NSR covers the other seven exploration licences on Aurizona and are subject to a 2% royalty. Sandstorm holds a right of first refusal on any future streams or royalties on the licences covered in the Aurizona Property NSR or Greenfields NSR.
Obligations of an exploration license holder to the National Mining Agency (the ANM) in Brazil include: (1) payment of an Annual Tax per Hectare (TAH) based on the number of hectares held; (2) payment of all expenses related to ANM site inspections of the licensed area; and (3) submission of an exploration work report before the authorization’s expiration date. The 107,023 ha held under license by Equinox Gold equates to an estimated aggregate TAH of R$218,000, which is equivalent to US$43,500. Compliance with these obligations is essential for keeping the mineral licenses in good standing with a failure to meet obligations allowing ANM to impose penalties and possibly cancel the mineral licenses.
History
In 1978, subsidiary companies of Brascan Recursos Naturais S.A. (Brascan) started exploration programs in alluvium that lasted through to 1985. In 1988 MASA, a subsidiary of Brascan, received a license to mine in what is now the Aurizona mining license. In July 2011, Luna Gold assumed 100% ownership of Aurizona pursuant to a purchase agreement completed in January 2007 with Brascan and Eldorado Gold Corporation. In March 2017, JDL Gold Corp. merged with Luna Gold to form Trek Mining Inc. (Trek) after which Trek merged with NewCastle Gold Ltd. and Anfield Gold Corp. to form Equinox Gold.
Production from Aurizona for the period 2010 to 2021 was all from the Piaba deposit. The mine has produced 594,000 oz (recovered) from 16.0 Mt of laterite, saprolite, and transition ore with an average gold grade of 1.31 g/t and overall gold recovery of 89%.
Geological Setting, Mineralization and Deposit Types
Aurizona mineralization is characterized as a greenstone-hosted orogenic gold system. Mineralization occurs as structurally-controlled gold deposits including the Piaba deposit, which is currently being mined. Piaba, Boa Esperança, Tatajuba and Genipapo deposits are on and adjacent to the Aurizona Shear Zone, a regional northeast-striking structure. Touro is 16 km southwest of the Aurizona mine which hosts gold mineralization within an intrusive unit. These deposits are hosted by Paleoproterozoic volcano-sedimentary and intrusive rocks of the São Luis Craton, an eastern extension of the Guyana Shield which contains several major Proterozoic gold deposits including Las Cristinas, Omai, and Rosebel, extending from Venezuela to Brazil.
Aurizona geology is dominated by volcano-sedimentary sequences of the 2.23-2.24 Ga Aurizona Group, and granitoids of the Tromaí Intrusive Suite. The Aurizona Group is comprised of felsic, intermediate, and mafic volcanic and volcaniclastic rocks, as well as metasedimentary rocks. The bedrock units are covered by Phanerozoic sedimentary basin deposits and recent coastal sediments.

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Gold mineralization at Piaba and the other deposits is generally associated with subvertical tabular zones of intense shearing and hydrothermal alteration consisting of quartz-carbonate- sericite±chlorite. Quartz±carbonate shear veins are the primary host for gold mineralization with flat to shallow dipping quartz±carbonate extensional veins also carrying gold. Pyrite is the dominant sulphide with lesser arsenopyrite or pyrrhotite, except at Tatajuba and Touro where arsenopyrite mineralization is commonly observed. Native gold is observed within the grey shear veins, commonly occurring along vein margins.
An aerially extensive regolith profile has developed across Aurizona with distinct effects on geochemical dispersion and physical properties within each regolith domain type. The regolith profile overprints mineralization and can extend to vertical depths of more than 60 m, and is underlain by fresh, sulphide-bearing rocks that host primary gold mineralization.
Exploration
Exploration since 2007 has been operated by MASA working out of the Aurizona camp. The exception is the work performed by AngloGold Ashanti Holdings plc (Anglogold) on the regional greenfields joint venture between 2016 and 2018, which was operated by AngloGold personnel. In May 2016, AngloGold entered into earn-in JV agreement on Equinox Gold’s Greenfields Concessions at Aurizona. The JV covered approximately 1,700 km2 of regional exploration ground. Roughly $9 M in expenditures was spent on exploration including completion of more than 43,000 line-kilometres of airborne geophysics, approximately 10,000 m of drilling, and soil geochemistry and geologic mapping surveys. In August 2018, the JV was terminated, and Equinox Gold retained its 100% interest in the greenfield concessions. Non-drilling exploration activities at Aurizona are summarized below.
Table 1: Summary of Exploration Activities to December 2020

	Historic	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	Total
Surface Sampling
Soil Sampling (samples)	23,484		2,500	3,041	15,142	19,148	9,074	3,408	308			4,176	2,875		682	1,400	85,238
Rock Sampling (samples)	738	13	106	87	171	267	957	151	551	362	23	213	253		8		3,900
Channel Sampling (metres)						128	1,944	231	145	157	97	291	457				3,450
Trenching (metres)						3,187					253						3,440
Geophysical Surveys
Airbourne Magnetics/ Radiometrics (line km)	23,908											37,726					61,634
Airborne EM (line km)												5,586					5,586
Ground Magnetics (line km)					50	265	236	249	19								819
IP (line km)							9	34									43
Drilling
In 2020, MASA completed drilling on numerous targets including Piaba, Boa Esperança, Genipapo and Touro. A total of 29,543 m of drilling in 65 diamond drill holes (DD) was executed in support of the Piaba underground resource for the Pre-feasibility Study. The Boa Esperança deposit was reverse circulation (RC) drilled for grade control purposes with 495 holes for a total of 15,919 m. Additional drilling on the Genipapo and Touro contributed to the datasets that support inaugural resource statements for these deposits.
There are five deposit areas at Aurizona including the Piaba, Boa Esperança, Tatajuba, Genipapo and Touro deposits, which have a total of 178,943 m of drilling in 1,182 holes. The dominant drilling method for the deposit areas was HQ sized, diamond drill holes with a total meterage of 152,049 m in 744 holes. RC was also utilized for 438 holes with 26,896 m. Drilling is typically oriented to the southeast or to the south to intersect steeply dipping,

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northeast to east-west striking mineralized zones. Grade control drilling in the Piaba open pit and at Boa Esperança is executed with RC drilling methods. There is an additional 26,567 m in 278 holes of regional diamond and RC drilling on Aurizona. Auger drilling has been used to delineate trends and for condemnation in areas of planned site infrastructure.
It is the responsible Qualified Person’s opinion that the drilling procedures are adequate to support Mineral Resource estimation. There are no known drilling or sampling factors that could materially impact the accuracy and reliability of the results.
Sampling, Analysis and Data Verification
Sample Preparation, Analyses, and Security
Equinox Gold maintains a Quality Assurance/Quality Control (QA/QC) sampling program, including insertion and review of coarse blanks, certified reference materials (CRM), and duplicates. Blanks, CRMs, and quarter core duplicates are included with routine samples at a 3-4% insertion rate per material type.
Sample intervals are a nominal 1 m and range from 0.3 m to 4.0 m length and can cross geological and regolith boundaries. Core is consistently sampled on the same side and the remaining half of the core is stored in the core box for reference.
RC samples are collected at the drill rig by the contracted drilling personnel. The entire sample representing a 1 m run length is collected at the drill site. RC samples are not processed or split prior to shipment. Entire RC samples are shipped to the commercial assay laboratory where they are dried and split before analysis. Blanks and CRMs are inserted in a similar manner as with drill core samples.
After the cutting and bagging of individual samples, sample shipments are prepared in sealed rice sacks. Sample shipments are transported by a commercial transport company directly from the core facility to the preparation laboratory. The chain of custody procedures includes long term storage of records documenting transport to and receipt of sample shipments at the laboratory. The sample shipments are prepared by MASA staff and have adequate security and tracking measures employed during preparation, packing and transport.
Equinox Gold has used ALS Global as its primary independent laboratory since 2008, and ACME Analytical Laboratories Ltd (now Bureau Veritas) in 2007 and late in 2011. A variety of laboratory locations have been used to prepare and assay samples, all of which follow ISO procedures.
From 2007 to 2016 all drilling samples were analysed by fire assay with atomic absorption spectroscopy finish and samples returning greater than 10 g/t gold were automatically re-analysed via fire assay with gravimetric finish. In 2017, the procedure was modified to include assay of samples that return greater than 10 g/t gold by screen fire assay to address the presence of coarse gold.
The QA/QC materials are appropriately matched to the mineralization at Aurizona. The results are reviewed on a batch by batch basis to monitor the accuracy and precision of the results. A series of rules are followed to audit the QA/QC results and possible failures and subsequent follow up actions are taken as required. The sample preparation, analysis and security procedures demonstrate that the resultant dataset is adequate for use in Mineral Resource estimation and preparation of Mineral Reserves.
Data Verification
The data used in the resource models and resource estimation was reviewed for critical errors and to evaluate the quality of the analytical data. Location data for the collars and downhole survey measurements were checked for

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gross errors. Measured physical property values were used to recalculate and verify the in-situ bulk density values being used. The assay data was checked for ranking accuracy and the QA/QC results were evaluated statistically and plotted for visual evaluation. The results of the data verification demonstrate the data is adequate for use in Mineral Resource estimation and preparation of Mineral Reserves.
Mineral Processing and Metallurgical Testing
Significant metallurgical test work has been completed on ore samples from various parts of the Aurizona deposit. Metallurgical test work has historically been completed on laterite, saprolite, transition and fresh rock types from the various deposits.
Recent metallurgical test work has been completed on samples of Tatajuba ore and Piaba underground ore relevant to the subject of the Aurizona Technical Report. The Piaba metallurgical test work program was still on-going at the time of the publication of the Aurizona Technical Report.
During 2020, a metallurgical test work program was completed by SGS Geosol on samples from Tatajuba ore. The objective of the test work program was to verify the metallurgical response of Tatajuba ore via the existing treatment route at the Aurizona process plant. The scope of the test work program consisted of sample preparation, head assays, comminution tests, gravity pre-concentration followed by leaching of gravity tailings to test treatment of the ore via the existing Aurizona flowsheet.
In March of 2021, a metallurgical test work program commenced with SGS Geosol to test samples from the Piaba underground ore. The objective of the test work program was to verify the metallurgical response of the ore from the Piaba ore body at depth via the existing Aurizona treatment route. The scope of the test work program consisted of sample preparation, head assays, mineralogy, comminution tests (SMC and BWi), gravity tests and leaching of gravity tailings by CIL. The test work program was completed over two phases, i.e. variability test work using 18 samples and test work of two composite blends.
In general, the ore samples tested from Tatajuba and Piaba underground resulted in a similar metallurgical response of previous ore tested and fall within the expected ranges of historical test work results and are not expected to result in significant flowsheet or operational changes to the existing process plant.
Mineral Resource and Mineral Reserve Estimates
Mineral Resource Estimate
The current Mineral Resource estimate of the Aurizona Property comprises the Piaba, Boa Esperança, Tatajuba, Genipapo and Touro deposits. The resource estimate is an update of the previous Mineral Resource estimates with effective dates of December 31, 2019, for Piaba and Boa Esperança, and effective date of February 28, 2020, for Tatajuba. The Mineral Resource estimates for Genipapo and Touro are presented for the first time. The Mineral Resources from the Piaba, Boa Esperança, Tatajuba, Genipapo and Touro deposits presented herein have an effective date of June 30, 2021 and are shown in Table 2, below.

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Table 2: Consolidated Mineral Resource Statement Exclusive of Reserves

Deposit	Area	Category	Cut-Off Grade	Tonnes	Gold	Gold
			Gold (g/t)	(kt)	(g/t)	(koz)
Piaba	Open Pit	Measured	0.3	2,438	1.21	95
		Indicated		3,114	1.19	121
		Inferred		53	0.77	1
Boa Esperança	Open Pit	Measured	0.3	66	0.60	1
		Indicated	0.3	427	1.03	14
		Inferred		438	1.11	16
Genipapo	Open Pit	Indicated	0.3	249	0.84	7
		Inferred		6	0.76	0
Tatajuba	Open Pit	Indicated	0.3	181	1.39	8
Touro	Open Pit	Indicated	0.3	2,965	0.78	75
		Inferred		1,763	0.72	41
Total Open Pit		M&I	0.3	9,441	0.80	320
		Inferred		2,260	0.80	58
Piaba	Underground	Measured	1.0	1,000	2.10	67
		Indicated		7,212	1.96	454
		Inferred		9,448	2.46	747
Tatajuba	Underground	Indicated	1.0	464	1.73	26
		Inferred		981	2.84	90
Total Underground		M&I	1.0	8,676	1.96	547
		Inferred		10,430	2.50	837
Total Aurizona Resource		M&I		18,117	1.49	868
		Inferred		12,689	2.19	895
Notes:
1.Mineral Resources are reported exclusive of reserves.
2.The Open Pit Mineral Resource is constrained using an optimized pit that has been generated using Lerchs – Grossman pit optimisation algorithm with parameters outlined in Table 3.
3.The Underground Mineral Resources are constrained using a 1.00 g/t gold grade shell occurring the lower of 20 m below the transition-fresh rock contact, or 20 m below the Reserve pit.
4.Mineral Resources are based on the Mineral Resource statements for each respective deposit and area, and have been prepared by Trevor Rabb, P.Geo who is a qualified person as defined by NI 43-101.
5.Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
6.The Mineral Resource statement has been prepared in accordance with NI43-101 Standards of Disclosure for Mineral Projects (May 2016) and the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014).
7.Any discrepancies in the totals are due to rounding effects.
8.Mineral Resources presented herein have an effective date of June 30, 2021.

The Mineral Resources presented conform with the most recent CIM Definition Standards (CIM, 2014), and have been prepared according to CIM Best Practice Guidelines (CIM, 2019).
To sufficiently test the reasonable prospects for eventual economic extraction by an open pit, AGP used MinePlan’s pit optimiser with input parameters to evaluate the portions of the block model that could be extracted economically. The pit optimization parameters are summarised in Tables 2, 3, and 4. The results of the pit optimisation are used to constrain the Mineral Resource with respect to the CIM Definition Standards and does not constitute an attempt to estimate reserves. The open pit resources are restricted to blocks contained within the

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optimised pit, and above a datum that is the lower of 20 m below the reserve pit or 20 m below the fresh rock – transition contact.
Block model quantities and grade estimates were classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves by Trevor Rabb, P.Geo., a Qualified Person. Geologic interpretations were performed by MASA and EEC in Datamine Studio and Micromine software. Interpretations were imported into Leapfrog software to assist with generating final resource domains. Estimation of Mineral Resources was completed using Micromine software. The databases were provided by Equinox Gold and validated for adequacy by Eleanor Black, P.Geo., a Qualified Person.
There are no known factors related to metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, or political issues which could materially affect the Mineral Resource estimates.
Table 3: Pit Optimisation Parameters for Open Pit Resources

Metal Prices
Gold Price (US$ per Au oz)	$1,500
Payability (% )	99.9%
Refining/Transportation (US$ per Au oz)	$23.52
Royalty (%)	3%
Wall Slopes (Overall Angle in Degrees)
Laterite	33°
Saprolite	45°
Transition	39°
Rock	60°
Table 4: Pit Optimisation Parameters for Piaba, Boa Esperança, Tatajuba, Genipapo, and Touro

Waste Mining Costs (US$/t moved)	Piaba	Boa	Tatajuba	Genipapo	Touro
Laterite/Saprolite	$1.90	$1.90	$1.91	$1.91	$1.91
Hard Saprolite/Transition	$2.40	$2.40	$2.27	$2.27	$2.27
Rock	$2.52	$2.52	$3.49	$3.49	$3.49
Ore Mining Costs (US$/t/6 m Bench)	Piaba	Boa	Tatajuba	Genipapo	Touro
Laterite/Saprolite	$2.32	$2.32	$4.53	$2.53	$8.53
Hard Saprolite/Transition	$3.18	$3.18	$5.06	$3.06	$9.06
Rock	$3.55	$3.55	$5.49	$3.49	$9.49
Incremental Mining Costs (US$/t/6 m Bench)	Piaba	Boa	Tatajuba	Genipapo	Touro
Laterite/Saprolite	$0.01	$0.01	$0.01	$0.01	$0.01
Hard Saprolite/Transition	$0.01	$0.01	$0.00	$0.00	$0.00
Rock	$0.01	$0.01	$0.00	$0.00	$0.00
Process Costs (US$/t processed)	Piaba	Boa	Tatajuba	Genipapo	Touro
Laterite/Saprolite	$7.57	$7.57	$7.75	$7.57	$7.57
Hard Saprolite/Transition	$7.75	$7.75	$7.75	$7.75	$7.75
Rock	$9.34	$9.34	$9.34	$9.34	$9.34
G&A Costs	$4.89	$4.89	$4.89	$4.89	$4.89
Process Recovery (%)	Piaba	Boa	Tatajuba	Genipapo	Touro
Laterite	93.1%	91.8%	91.4%	91.4%	91.4%
Saprolite	93.1%	91.8%	91.4%	91.4%	91.4%
Transition	94.1%	97.1%	91.4%	91.4%	91.4%
Fresh	90.0%	90.0%	91.4%	91.4%	91.4%

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Table 5: Underground Mining Assumptions

Parameter	Unit Cost	Amount
Gold Price	US$ per oz	$1,500
Payability	%	100
Refining/Transportation	US$ per oz	$19.50
Royalty	%	4
Mining Costs	US$ /t	$32.92
Process Costs	US$/t processed	$9.34
Process Recovery	%	90

Mineral Reserves Estimate
The Proven and Probable Mineral Reserves at Aurizona have been classified in accordance with the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves. Mineral Reserves are defined within a mine plan, with open pit phase designs guided by Lerchs-Grossmann optimized pit shells.
The Mineral Reserve estimate for Aurizona, effective June 30, 2021, is summarized in Table 6, below.

Table 6: Aurizona Mine – Proven and Probable Reserves – June 30, 2021

	Proven			Probable			Total
Ore Type	Tonnes (kt)	Gold Grade (g/t)	Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Gold (koz)
Laterite	23	0.71	1	448	0.87	12	471	0.86	13
Saprolite	1,525	1.28	63	2,342	1.23	92	3,867	1.25	155
Transition	2,435	1.08	84	853	0.90	25	3,288	1.03	109
Rock	12,598	1.46	592	12,106	2.03	791	24,704	1.74	1,383
Total	16,581	1.39	740	15,749	1.82	920	32,330	1.60	1,660
Note:
1.This Mineral Reserve estimate is as of June 30, 2021 and is based on the Mineral Resource estimates for Piaba, Boa Esperança, Tatajuba, and Genipapo all dated June 30, 2021 by EEC. The Mineral Reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng. of AGP., who is a Qualified Person as defined under NI 43-101. Mineral Reserves are stated within the final design pits based on a $1,350/oz gold price.
2.The gold cut-off grades used were:
•Piaba Open Pit – 0.35 g/t (laterite, saprolite, transition), 0.41 g/t (rock)
•Tatajuba Open Pit – 0.43 g/t (laterite, saprolite, transition), 0.47 g/t (rock)
•Boa Esperança, Genipapo Open Pit – 0.36 g/t (laterite, saprolite)
•Piaba Underground – 1.80 g/t (rock)
3.Open pit mining costs varied by area but averaged $2.25/t mined and included an extra $2/t for ore haulage to the process plant from Tatajuba.
4.Underground Mining costs averaged $32.78/t ore mined.
5.Processing costs averaged $11.52/t ore based on variable costs by material type of $7.84/t for laterite/saprolite,
6.$8.08/t for transition and $12.63/t for fresh rock.
7.G&A was $6.47/t ore processed.
8.LOM gold recovery is 90.5%. Recoveries varied by area and material type.

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The responsible Qualified Person has not identified any known legal, political, environmental, or other risks that would materially affect the potential development of the Mineral Reserves.
Mining Operations
Aurizona is an open pit operation using conventional mining equipment. Open pit mining is being completed by a local Brazilian contractor. The Life-of-Mine (LOM) plan includes the addition of underground mining beneath the Piaba pit that assists in extending the mine life to 2032.
The mine schedule is based on 2021 reserves using the Piaba, Piaba East, Boa Esperança, Tatajuba, and Genipapo pit areas plus the Piaba Underground. It totals 32.3 Mt of proven and probable ore grading 1.60 g/t gold to the process plant over a current design life of 11 years. The ore tonnage is made up of 16.6 Mt of proven reserves grading 1.39 g/t gold and 15.7 Mt of probable reserves grading 1.82 g/t gold and includes 0.3 Mt of proven ore at 0.92 g/t gold currently in the stockpile from 2021 mining activity.
Waste tonnage totals 96.9 Mt to be placed in the various waste rock management facilities. The overall strip ratio is 3.79:1 mined.
Highwall slope angle criteria vary by area and pit. Previous slope study work by third party consultants remains valid and was used in the update of the pit designs. The slope information from Piaba was applied to Tatajuba and Genipapo due to similar lithology and weathering profiles.
In general, the inter-ramp angles vary from 33 to 60 degrees depending on pit area and wall orientation. This is due to foliation present parallel to the walls in certain zones.
Five open pit areas are considered in the reserves statement: Piaba (4 phases), Piaba East, Boa Esperança, Tatajuba (2 phases), and Genipapo (2 pit areas each with 1 phase). The Boa Esperança open pit will become a freshwater storage facility once excavated.
Underground mining beneath the Piaba open pit will be accessed with a portal located in fresh rock at the western end of the Piaba pit. The main ramp will initially be a single decline for the first 735 m where it will connect with the main return ventilation raise and utilidor/emergency egress. From there the ramp will become a twin development with the second decline designated as the return air decline for ventilation. This method avoids the need for costly ventilation raises through laterite, saprolite and transition materials.
The initial access will be used for exploration, geotechnical data collection and training purposes while the mining permit is in process, then transitions to the production ramp once mining commences. The final ramp will access the seven underground zones outlined as part of the mine plan and comprising the reserves over its 2 km length from the portal. Additional development for each of the zones will come off the main ramp.
The method employed will be longhole mining with a 23 m sub-level vertical interval and will use either a permanent rib pillar or cemented rockfill. The use of cemented rockfill has been allocated to the crown pillar area and stopes with widths exceeding 8 m due to geotechnical considerations. A 28 day curing period has been included in the mine schedule for cemented stopes. The other stopes will use a permanent rib pillar with uncemented rock backfill. The percentage of stopes with rockfill is 83% while the percentage requiring cemented rock fill is 17%.
Underground mining will be completed with owner-operated equipment except for occasional specialized contractor work. The normal underground support equipment is part of the fleet plus the following major underground mining equipment:

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•1 - 6 t LHD
•11 - 10 t LHD
•16 - 27 t Highway trucks
•4 - Drill jumbos (2 boom)
•3 - Longhole drills
•1 - Slot raise borer
Underground production is expected to begin in the last quarter of 2023. The daily mining rate is expected to increase to 580 t/d by the end of 2024 and be at 2,700 t/d at the end of 2025. Underground mine production will maintain a daily rate above 3,100 t/d from 2026 until the middle of 2029 at which time daily production will decline until the mine is exhausted in mid-2031.
The mine schedule anticipates a peak of 3.15 Mt of ore to the plant in 2023 then lesser amounts in the following years. This peak is possible due to the higher percentage of laterite, saprolite and transition material which allows a slight increase in plant throughput. Total mine production peaks at 25.8 Mt in 2023 then declines as the mine advances. Underground mine feed is expected to start in 2023 and continues until 2031. Production in 2031 and 2032 includes the crown pillar removal.
Processing and Recovery Operations
The Aurizona process plant currently treats the ore via a conventional cyanidation process. Run-of-mine ore is processed using a conventional primary crusher and SAG-Ball mill comminution circuit followed by a gravity circuit, CIL process and associated gold recovery and carbon handling circuits to produce gold doré. CIL tailings are treated via cyanide destruction process prior to storage in a Tailings Storage Facility (TSF).
The process plant was upgraded during the recent construction project in 2018-2019 and recommenced operations in May 2019. The leach/CIP circuit was subsequently converted to a CIL circuit in 2020.
The process plant was upgraded to treat 8,000 t/d ore (2.9 Mt/a) based on a blend of laterite/saprolite, transition and fresh rock. The process plant has been generally treating ore feed grades nominally ranging from 1 g/t to 2 g/t, mainly laterite, saprolite and transition ore blends, and achieving approximately 90.5% average recovery. The process plant is not expected to require any major modifications with the mine expansion plans, including the Piaba underground, however the installation of a new pebble crusher in planned for 2022 as higher percentages of fresh rock begin to be mined.
The LOM average fresh rock percentage is 76% while the later years will have periods of 100% fresh rock. The average gold recovery is expected to remain at 90.5%.
Infrastructure, Permitting and Compliance Activities
Infrastructure
The existing Aurizona mine site includes the open pit operation and infrastructure such as camp facilities, tailings storage areas, waste disposal areas, power, water, and the processing plant. The Aurizona process plant currently treats the ore via a conventional crushing, grinding and cyanidation process.
Underground mine infrastructure includes a utilidor raise to surface, dewatering system, power distribution, communications, underground workshop, fuel and lube supply, hydraulic bulkheads for crown pillar removal, and temporary explosive storage.
The regional utility, Companhia Energética do Maranhão, provides 15 MW power supply via a 69 kV overhead powerline to an outdoor substation located adjacent to the process plant.

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Process water included with the tailings is stored in the TSF and recycled to the process plant. Fresh water storage will be sourced from the Boa Esperança reservoir, following the mining of this small pit later in 2022. The Boa Esperança reservoir will have a capacity of 900,000 m3 of fresh water.
A drainage ditch around the Piaba pit is being expanded along the southern perimeter and extended further north along the northern limit of the pit. This ditch collects surface water to prevent it from entering the active pit area and allows the water to drain away from surface infrastructure to pumping locations.
The TSF will be expanded based on having a capacity for 33.2 Mt of processed ore and there is potential for future expansions. After detoxification of cyanide, slurried tailings are pumped from the process plant to the TSF and spigoted from the dam crest. Water is recycled to the process plant.
There are six different Waste Rock Storage Facilities required over the LOM to accommodate the 96.9 Mt (53.1 Mm3) of waste material.
Two new roads are required to access Tatajuba and Genipapo, respectively. The road to Tatajuba will be 4.1 km long and connect with the existing haulroad along the north side of the Piaba pit. The Genipapo access road will be 2.7 km long and connect to the Piaba East access road. The Piaba pit will expand to the west which requires the relocation of the community access road.
Permitting and Compliance
MASA maintains an Environmental Operating License supported by the ANM mining concession No. 1201/1988, ratification No. 25/2019, totalling 9,982 ha. The process for change or expansion involves one mining concession application with the three-phased (Preliminary License – LP, Installation License – LI, Operation License – LO) environmental process in progress.
MASA has obtained permits and authorizations from federal, state, and local agencies to operate current facilities and activities. Equinox Gold is in compliance with all issued permits.
MASA carries out regular and frequent monitoring of noise, vibration, effluents discharge, and air quality as part of MASA's Environmental Management Plan, as well as its environmental influence in the community area. Residue management is carried out systematically, with garbage collection, focusing on reduction, reuse, and recycling, and completing this control. There is an industrial incinerator that performs > 98% reduction of non-recyclable and hazardous residues.
MASA maintains an Environmental Recovery Program for Degraded Areas with the application of techniques to enrich the vegetation and rehabilitation. Specimens of flora for application in the rehabilitation of areas are gathered and maintained in a nursery. The nursery produces up to 18,000 seedlings a year to be used in reforestation. With the support of MASA’s Security team, forest protection actions are also carried out daily to inhibit hunting and fishing in the areas of legal reserve and permanent preservation.
Equinox Gold is a signatory to the International Cyanide Management Code; the mine is seeking to become International Cyanide Code “Certified” through the development and implementation of a Cyanide Management Plan (and training). Control and prevention procedures and actions are in use for the handling, use in the process, treatment, and neutralization of cyanide in the tailings.
MASA will be required to update licenses and permits in compliance with regulatory requirements to permit the construction and operation of the proposed Aurizona expansion to Piaba underground and satellite open pits.
Equinox Gold has developed excellent working relationships with regulatory agencies and the public. One of the key tools in ensuring effective communication between the company and the communities is the grievance

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mechanism and the broad aspects of social investment. The site operations maintain a direct dialogue with the areas of influence, keeping track of all communication and relation through a record data that enhance the principles of Cultural Appropriateness, Accessibility, Transparency and Accountability.
The social investment is organized to work with local assets and necessities, engaging the communities to provide internal solutions for their challenges and at the same time providing external resources, through training, revenue generation projects, education, culture, and sports initiatives. The site operations also monitor and define constantly initiatives to adopt as infrastructure investments to improve local conditions and allow the regions to develop alongside the production throughout the years.
Economic Analysis
A discounted cash flow model was prepared to complete the economic analysis. The economic analysis uses the Mineral Reserves and LOM plan presented in this report and confirms the outcome is positive cash flow that supports the statement of Mineral Reserves. The analysis was completed with a gold price of $1,500/oz and is shown in Table 7.
The results indicate a post-tax NPV5% of $314 M for the 11-year mine life. Taxation included in the analysis reflects the current Brazilian legislation. The applicable fiscal benefits are also included in this economic analysis. Royalty payments are included for several royalties, both private and the Brazilian government. The estimated royalty payments for the life of the mine totals $100 M.
The analysis indicates the project is most sensitive to gold price followed by exchange rate. This is shown in Table 8.
The calculation for Internal Rate of Return (IRR) and payback period are not included as the addition of the other new areas (satellite open pits and underground) are additive to the existing operation and makes IRR and payback somewhat irrelevant values.

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Table 7: Aurizona Mine – Discounted Cashflow Financial Summary

Parameter		Units	Pre-Tax	Post-Tax
Gold Price		US$/oz	1,500
Exchange Rate		R$:US$	4.75
Economic Indicators
Net Present Value (5%)		US$ M	354	314
Gold Revenue less Royalties		US$ M	2,120
Total Operating Cost		US$ M	1,072
Life of Mine Capital Cost		US$ M	538
Net Taxes		US$ M	-	46
Net Cash Flow		US$ M	510	464
Cash Costs		US$/oz	803
All-in Sustaining Cost		US$/oz	1,058
Gold – Payable		Moz	1.50
Mine Life		Years	11
Operating Costs
		US$ M	$/t Ore Milled	$/t Ore Mined
Open Pit Mining		276	8.53	10.79
Underground Mining		214	6.62	32.78
Processing		373	11.52
G & A		209	6.47
Total		1,072	33.14
Capital Costs
Initial Capital		US$ M	154
Sustaining Capital		US$ M	383
Total Capital		US$ M	537
		$/t ore	16.62
Production Summary
		Open Pit	Underground	Total
Mine Mill Feed	Mt	25.8	6.5	32.3
Gold Grade	g/t	1.30	2.77	1.60
Waste	Mt	96.9
Strip Ratio	W:O	3.8
Gold Ounces	Insitu	1,080,400	580,400	1,660,800
	Recovered	980,500	522,400	1,502,900

Table 8: After-Tax Sensitivity

Variance	Operating Cost NPV @5% $M	Capital Cost NPV @5% $M	Exchange Rate		Gold Price
			(R$:US$)	NPV @5% $M	$/oz	NPV @5% $M
-20%	457.2	381.6	3.80	25.5	$1,200	-21.7
-10%	386.0	347.9	4.28	185.9	$1,350	146.3
Base	314.2	314.2	4.75	314.2	$1,500	314.2
10%	230.4	280.5	5.23	398.3	$1,650	457.4
20%	146.6	246.8	5.70	467.9	$1,800	600.1

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Current Capital and Operating Costs
Capital Cost Estimates
The table below presents the 2021 capital costs and the 2022 budgeted capital costs.
Table 8: Capital Costs

Description	2021 Costs ($ million)	2022 Budget ($ million)
Capitalized stripping & mine development	11.4	19.4
Infrastructure & Equipment	16.4	29.1
Exploration	8.27	8.1
Reclamation & rehabilitation	1.3	1.2
Total	37.3	57.8
Notes:
1.Totals may not add due to rounding.
2.Capital costs include exploration expenses and reclamation & rehabilitation costs and lease payments for haul trucks and mining equipment.
The capital costs include standard sustaining costs for mining, processing and general and administration costs and expansionary capital costs.
Operating Cost Estimates
The table below presents the 2021 operating costs and the 2022 budgeted operating costs.
Table 9: Operating Costs

Description	Units	2021 Costs ($)	2022 Budget ($)
Mining open pit	US$/t mined	2.1	2.4
Processing	US$/t processed	9.7	13.3
Site General	US$/t processed	4.1	6.7
Notes:
1.Totals may not add due to rounding.
2.Operating costs include all mining, processing and general and administration costs including waste stripping.
3.Costs are variable depending on whether ore mined and milled is classified as oxide, transitionary or fresh rock. Costs are based on whether the material being processed is stockpiled or in situ material.
Capital and cost estimates in the tables above are based on the Aurizona mine plan and Equinox Gold’s current estimates as of December 31, 2021. Costs in individual years may vary significantly as a result of, among other things, current or future non-recurring expenditures, changes to input costs and exchange rates and changes to current mining operations or the mine plan. The current mine plan is based on existing Mineral Reserves. Ongoing exploration and analyses at operating mines are conducted with a view to identifying new Mineral Resources and upgrading existing Mineral Resources to higher confidence levels and potentially into new Mineral Reserves. If new Mineral Reserves are successfully identified it may alter the current mine plan and potentially extend the mine life.
Recent Exploration, Development and Production
Exploration
Exploration at Aurizona in 2021 totalled 31,190 m including 15,688 m targeting six zones in the Piaba Underground. The principal objective was to identify new resources and upgrade Inferred Mineral Resources to Indicated Mineral Resources. An additional 3,080 m was of resource and reserve growth focused drilling was completed at Tatajuba. Piaba trend and near mine drilling focused on identification and delineation of additional saprolite mineralization

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and totalled 10,231 m. In addition, 2,190 m was completed as part of an exploration program in the Touro greenfields target.
Development
Several immediate opportunities to expand the Mineral Resource base at Aurizona are being investigated including the underground mining potential of Piaba and the open pit mining potential of the Tatajuba deposit. The Company expects to continue to advance the Aurizona expansion during 2022, with plans to initiate permitting for an exploration portal, undertake some underground-focused exploration and continue internal studies. Development work to access the underground deposit could begin in late 2022.
Production
Aurizona produced a total of 134,961 ounces of gold in 2021 at AISC of $991 per ounce of gold sold.
Aurizona production for 2022 is estimated at 120,000 to 130,000 ounces of gold with cash costs of $800 to $850 per oz and AISC of $1,175 to $1,225 per oz sold. Production during 2022 is expected to come from multiple ore sources, including Piaba East and the new Boa Esperança pit, which was opened up during 2021.

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Mesquite Mine
Mesquite is a run-of-mine (ROM) heap leach gold mine located in California, USA. Mesquite has produced more than 4.5 million ounces of gold since commencing operations in 1985. Equinox Gold acquired the project from New Gold on October 30, 2018. Mesquite produced a total of 137,467 ounces of gold during 2021 at AISC of $1,327 per ounce of gold sold.

Unless otherwise indicated, the information that follows relating to Mesquite is based on, derived substantially from, and in some instances is a direct extract from, the Mesquite Technical Report. Technical information disclosed since the effective date of the Mesquite Technical Report has been updated under the supervision of the Qualified Persons noted in the section ‘Interest of Experts’ on page 167. The information below is based on assumptions, qualifications and procedures that are set out only in the Mesquite Technical Report and reference should be made to the full text of the Mesquite Technical Report which Equinox Gold has filed under its SEDAR profile at www.sedar.com, its EDGAR profile at www.sec.gov/EDGAR and which is also available on Equinox Gold’s website at www.equinoxgold.com.
Project Description, Location and Access
The Mesquite Mine is located approximately 35 miles to the east of the town of Brawley, California, and about 52 miles northwest of the city of Yuma, Arizona. The property is at Latitude 33° 03’ North and Longitude 114° 59’ West. Access to the property is from California State Highway 78 and then north along a paved private road into the Mesquite Mine. The property is approximately 24 miles north of the border with Mexico and 16 miles west of the border with the State of Arizona.
Equinox Gold completed the acquisition of Western Mesquite Mines, Inc. (WMMI), from New Gold, on October 30, 2018. WMMI, Equinox Gold’s wholly-owned subsidiary, holds a 100% interest in the property and operates the mine. The major assets and facilities of WMMI are an open pit gold heap leach mining operation with a carbon-in-column (CIC) processing circuit. A smelting furnace, assay and metallurgical laboratories, administration building, truck shop facility, and other required infrastructure are also located on the mine site.
Mineral Tenure
The mineral rights at Mesquite consist of 265 unpatented and 53 patented mining lode claims, 97 unpatented and 122 patented mill site claims, 658 acres of California State leased land, and a lease of a portion of the 4,275 acres of adjacent private land owned by the Los Angeles County Sanitation District (LACSD).
All the aforementioned properties are controlled by WMMI and are collectively identified as the Mesquite Plan of Operations Area. The claims located on federally owned lands are administered by the Bureau of Land Management (BLM).
Patented mining lode claims and patented mill site claims on U.S. Federal Land represent a secure title to the land. Unpatented mining and mill site claims do not have a termination date as long as annual assessment work is maintained and the land is held for mining purposes. The Federal fee land is leased by WMMI and can also be maintained indefinitely as long as the annual maintenance fees are paid.

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Surface Rights
The surface ownership of patented mining claims, which are identified as Imperial County Assessor’s parcels, have all the general rights of surface ownership as fee land. WMMI also owns patented claims and mill sites south of the mine property for water supply wells.
WMMI has surface operation rights within the leased parcel of the State of California Property.
The lode claims and mill sites maintained by WMMI provide the general right for surface management and operations, subject to environmental permitting and other compliance activities unique to public lands. However, under California’s Environmental Quality Act (CEQA) authority, which generally mirrors the National Environmental Policy Act (NEPA) requirements the BLM is tasked to administer, there is little practical difference in operations and reclamation requirements regardless of whether the land is public or private.
The LACSD is constructing a landfill facility adjacent to, and overlying portions of, the existing Mesquite property. The landfill project will be located on private land owned by LACSD. Under the agreement, WMMI has retained the right to explore, mine, extract, process, market and sell ore, and otherwise conduct mining and processing activities, anywhere within the Mesquite property for an initial period through 2024 with automatic extensions until 2078. LACSD has the right to utilize portions of the overburden stockpiles and spent ore from the leach pads for use as daily cover for the landfill, as well as for construction materials for general purposes as well as liner design. This material will be jointly used by both LACSD and WMMI, but WMMI will have priority.
Royalties
Most of the Mineral Reserves planned for future mining at Mesquite will be subject to a 0.5% to 2% production royalty due to Franco-Nevada Corporation and a 2% production royalty due to Glamis Associates, depending on the claim group. Claims jointly owned by Franco-Nevada Corp. and Glamis will pay a 1% royalty to Franco-Nevada and a 2% royalty to Glamis Associates. The average royalty per year is 2.6% to the combination of Franco-Nevada Corp. and Glamis Associates.
WMMI also pays a 6% to 9% NSR (depending on the relevant gold price) to the California State Lands Commission (CSLC) on production from certain California State leased lands under a Mineral Extraction Lease between WMMI and the CSLC. The royalty percentages are calculated as follows: below $1,300 per troy ounce of gold, the royalty is 6%; from $1,300 to $1,800 per troy ounce of gold, the royalty is 7%; from $1,800 to $3,600 per troy ounce of gold, the royalty is 8%; and above $3,600 per troy ounce of gold, the royalty increases to a maximum of 9%.
History
Gold was first discovered at Mesquite by track crews building the Southern Pacific railroad around 1876. First gold production at Mesquite dates to the late 1800s and early 1900s when placer gold was recovered on a small scale. During the 1920s and 1930s, small-scale subsistence placer mining was conducted in the district. Larger placer and lode mining were reported in the area from 1937 through to the mid-1970s and a number of companies explored the area.
Gold Fields Mining Corporation acquired the property in 1980, conducted exploration and development over the ensuing years and began commercial gold production at Mesquite in March 1986 as a heap leach gold operation. In 1993, Santa Fe Pacific Gold Corporation (Santa Fe) acquired Mesquite. In 1997, Santa Fe was acquired by Newmont Mining Corporation (Newmont). Newmont mined the deposit through May 2001, when there was a slope failure in one of the pits and the existing reserves at a $300 gold price were deemed uneconomic. A total of 154 million tons of material grading 0.026 ounces per ton (opt) gold had been placed on the leach pads when mining operations stopped in 2001, and gold recovery from the leach pads continued through to 2007.

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Western Goldfields Inc. (WGI) acquired Mesquite from Newmont in November 2003, completed a feasibility study in 2006 and restarted operations in late 2007. Commercial production was achieved in January 2008. In June 2009, following a business combination with WGI, New Gold became the operator. Newmont’s 2% NSR royalty on the project was transferred to Franco-Nevada in 2007.
Equinox Gold acquired Mesquite from New Gold in October 2018.
Geological Setting, Mineralization and Deposit Types
The Mesquite Mine district lies on the southwest flank of the Chocolate Mountains, in amphibolite grade metamorphic rocks of the upper plate of the Vincent-Chocolate Mountain Thrust. These upper plate rocks represent a fragment of Precambrian and Mesozoic continental crust that has an extremely complex geological history. Mesquite comprises two subparallel, Oligocene-age deposits: Big Chief – Vista (Big Chief, Cholla, Lena, Rubble Ridge, Panhandle, and Vista) and Rainbow (Cherokee, Rainbow, and East Rainbow). Gold mineralization is hosted in Mesozoic gneisses that are intruded by biotite/muscovite rich granites. The district is covered by a thin veneer (0-300 ft.) of Tertiary and Quaternary sediments, shed from the south slope of the Chocolate Mountains. Gold mineralization is bound by post-mineral faulting related to the Neogene San Andreas fault system.
Exploration
Gold was first discovered at Mesquite in 1876. Exploration has been undertaken by prospectors since 1957 and by a number of mining companies since 1980. Exploration sampling, trenching, and drilling identified a number of gold bearing zones. In 1980, Gold Fields initiated a thorough exploration program that included surface sampling and geophysics and in 1981 commenced a RC drilling program. By 1993, Gold Fields had completed more than 5,000 holes totalling 2.4 million ft.
There are a number of exploration targets within the footprint of the Mesquite operation boundaries.
Historic waste dump material, placed during periods of lower gold price and high cut-off grade, will be drilled to assess gold grade and economic potential. RC drilling will be conducted in the dump areas in 2020 to the standard required to convert any delineated mineralized material into Mineral Resources that can be considered for conversion to Mineral Reserves.
RC in-fill drilling will also be conducted in select in-pit targets to increase Mineral Resource confidence for classification and potential for conversion to Mineral Reserves.
Drilling
Drilling on the Mesquite property has totalled approximately 3.3 million ft. in 9,728 holes of which WMMI drilled approximately 514,955 ft. in 1,700 holes. Of the total holes drilled to date, 118 holes in the database were exploratory in nature, and tested for satellite deposits.
The holes were mostly drilled vertically. In general, the disseminated mineralization is flat-lying or with a moderate 16° southwest dip and therefore the vertical drilling provides an appropriate measure of the true thickness of mineralization. Since acquiring Mesquite Equinox Gold’s exploration team has recognized that gold mineralization, in particular higher-grade material, is also controlled by steeply dipping structures and has adopted the practice of drilling inclined holes in order to better constrain gold distribution.
The mine undertakes drilling on annual basis for Mineral Resource and Mineral Reserve definition, and also undertakes extensive drilling for grade control purposes. The blast hole database has all records dating from 1985 and includes 1,236,106 blast holes.

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Sampling, Analysis and Data Verification
Sample preparation protocols applied to the drill samples have produced sub-samples of good quality and appropriate for assay analysis. The assay process has been monitored by QA/QC programs during all drilling and sampling campaigns. The assay results produced have been shown to be of good quality and appropriate for use in resource estimation.
Sample security protocols have been applied to all drilling and sampling by the various exploration and operating entities from the beginning of the operation. During that time there have been no security breaches or security incidents. All samples have been securely handled, transported, and processed.
Bechtel Corporation (1984) reported that Gold Fields Limited (Gold Fields) compared the results of RC and core drilling and concluded there was no bias in either type of drilling. During the initial reserve estimation, Gold Fields also made a comparison of block estimates based on drill holes with block estimates based on four or more bulk samples within each block. The mean grades of 50 blocks were within 2%. In addition, Gold Fields made a comparison of the grade estimates for 1,122 blocks based on 141 ft. spaced drilling with grade estimates of the same blocks based on drill spacing averaging less than 100 ft. The difference in the means of the block estimates was less than 1%, although individual blocks did not compare well.
Independent Mining Consultants Inc. (IMC) in 2006 did a comparison of the drilling data with the blasthole data by pairing drill hole composites with the closest blasthole within 10 ft. The summary statistics compared well, indicating good agreement between these two key data sets.
IMC (2006) believed the sampling database at Mesquite was adequate to develop the resource model, Mineral Resource estimate, and ultimately the Mineral Reserve estimate to the level of accuracy required for the feasibility study at that time.
Mine Development Associates (MDA) completed an analysis that indicated the possibility that the RC data are slightly high biased compared to core. IMC proposed that, if this was true, it had been accounted for in the resource modelling, mostly due to, in the opinion of IMC, fairly aggressive grade capping. The comparison of blasthole data to RC data does not show this possible bias.
Original assay results from the individual drill programs are located in the hard copy files containing drill hole logs and assay sheets. In 2014 Roscoe Postle Associates Inc. (RPA) compared the assays from the original assay certificates with the entries in two diamond drill logs and found no errors.
The data is adequate to use as the basis for Mineral Resource estimation and Mineral Reserve definition.
Mineral Processing and Metallurgical Testing
Previous operators of Mesquite have completed several metallurgical test work programs focused on heap leaching. Programs have been completed on-site and also by industry recognized commercial laboratories.
As part of the heap leach control, and operating philosophy at Mesquite, column tests are conducted on material corresponding to different production periods. Recently these have been based on mined ore blocks. These column tests are conducted on composite samples of the heap leach feed and run on an as-received basis with no size reduction or additional lime added.
These testing programs include at a minimum the following: Direct Head Analyses, including: Column Test Fire Assay Head Assays, Column Test Cyanide Soluble Head Assays, Column Test Feed Sieve Analysis with Assays;

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Column Test Analyses, including: Daily solution analyses (effluent volume pH, free cyanide, and gold), Column Test Fire Assay Tail Assays, Column Test Cyanide Soluble Tail Assays and Column Test Tailing Sieve Analysis with Assays.
At the completion of the column test leach cycle, the column charges are emptied, air dried and sampled for tail screen assays. The tail screen assay results are used to calculate the head grade which is the basis for the recovery calculation.
Mean gold recoveries for the Heap Leach Feed column tests was 68.1% gold with a median gold recovery of 71.1%. The gold recovery ranged between 40.2% and 96.6%, with an upper quartile of 79.7%. It should be noted that poor metallurgical response observed in the low recovery column tests appear to be a function of short leach cycles, i.e. 40 to 50 days and/or issues with leach solution chemistry, primarily pH.
The relevant production data to be considered is from the period between July 2007, when the mine reopened, and year-end 2019. During this period approximately 215 million tons of ore containing 2,595,300 oz of gold have been placed on the heap leach pads with an average grade of 0.0121 oz/t Au. By December 2019, a total of 1,626,600 oz of gold had been produced, having an overall cumulative recovery of 62.7% (without accounting for residual leaching of material stacked as of December 31, 2019).
Annual apparent recoveries (annual ounces recovered / annual ounces stacked), for the period 2007 through 2019 indicate that the apparent recovery required roughly five years to reach steady state at c. 61% recovery. This is a function of the initial lag phase in leaching fresh ore in 2007 and 2008, as well as increases in tonnage and declining grades. Also, during 2016 there was an upset condition owing to issues with solution chemistry, namely pH and cyanide concentration, resulting in deferred production. This is seen in the increase in apparent recovery in 2017 as these conditions began to be rectified. An increased stacking rate in 2019 resulted in a drop of apparent recovery but is expected to recover during the 2020 and 2021 production years.
The gold recovery curve peaked in 2011 at 67.4% and has declined to the 64% range since, owing to increased tonnage to the heap, lower head grades, and higher mass fraction of the non-ox material being placed on the heap. It is reasonable that the previously reported gold recovery projections of 75% for oxide and 35% for non-ox, are correct. Residual leaching of leach pad material is anticipated to extend for two to three years after final ore is placed.
Mineral Resource and Mineral Reserve Estimates
Mineral Resource Estimate
Mineral Resources at Mesquite are comprised of in-situ resources (as in previous years) and the newly added waste dump resources.
The Mesquite In-situ Mineral Resource estimate was prepared by Ali Shahkar, P.Eng. of LGGC. The Waste Dump Mineral Resource estimate was completed by Robert Sim, P.Geo. of SGI. Bruce Davis, FAusIMM, of BDRC assisted both Ali Shahkar and Robert Sim. The resource estimate presented in this report is based on a database provided by Equinox on January 13, 2020, which included the results of drilling campaigns and re-logging and geological interpretations carried out by Equinox in 2019. Mineral resources presented in this report are based on the resource-limiting pit, mining (or mined-out) surface and topographic surface as of December 31, 2019.
The resource limiting ultimate pit shell is derived using an assumed gold price of $1,500 per ounce, 2020 budget operating costs and metallurgical recoveries of 75% for oxide (OXD) and oxide-transition (OXD-TR) and 35% for transition and non-oxide (NOX) and non-oxide-transition (NOX-TR) rocks. The mineral resources contained within the resource limiting ultimate pit shell exhibit reasonable prospects for eventual economic extraction as required under NI 43-101.

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The mineral resources at the Mesquite Mine deposit have been classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014). The classification criteria are based on the distance-to-sample data and are based on the relative degree of confidence in the block grade estimate. These parameters are, in part, based on the prior production history and information at this operation.
The mineral resources, exclusive of mineral reserves, are listed in Table 1 1. Resources have been segregated based on oxide type. The base case cut-off grade for OXD/OXD-TR material is 0.0025 oz/t Au and 0.0053 oz/t Au for NOX/NOX-TR material. Waste dump resources are reported at a cut-off grade of 0.004 oz/t gold, which is currently used for mining of waste dump material.
There are no known factors related to mining, metallurgical, infrastructure, environmental, permitting, legal, title, taxation, socio-economic, marketing, or political issues which could materially affect the mineral resource. The eastern extent of the mineral resource, referred to as the Rainbow area, encroaches on an existing public roadway and full extraction of the full resource in the area would require moving the existing road. There are no known reasons that full access to the resource in this area could not be achieved in the future.
Table 1: Mesquite Mine Mineral Resources Exclusive of Mineral Reserves – December 31, 2019

Type		Measured			Indicated			Measured and Indicated			Inferred
	COG	Tons	Au	Cont.	Tons	Au	Cont.	Tons	Au	Cont.	Tons	Au	Cont.
	(oz/t)	(kt)	(oz/t)	koz Au	(kt)	(oz/t)	koz Au	(kt)	(oz/t)	koz Au	(kt)	(oz/t)	koz Au
OXD, OXD-TR	0.0025	-	-	-	9,373	0.012	110	9,373	0.012	110	11,855	0.012	139
NOX, NOX-TR	0.0053	22	0.021	0	16,702	0.017	291	16,724	0.017	292	11,571	0.015	176
Waste Dump	0.004	-	-	-	5,794	0.005	30	5,794	0.005	30	29,134	0.007	195
Combined	-	22	0.021	0	31,868	0.014	432	31,890	0.014	432	52,560	0.010	510
Notes:
1.Mineral resources restricted between December 31, 2019, reserve pit designs and ultimate resource limiting pit shell based on a gold price of $1500 per ounce, mining cost of $1.45, processing cost of $2.05.
2.OXD and OXD/TR have an assumed recovery of 75% and cut-off grade of 0.0025 oz/t. NOX and NOX-TR have an assumed recovery of 35% and cut-off grade of 0.0053 oz/t
3.Waste Dump material has an assumed recovery of 75% and cut-off grade of 0.004 oz/t.
4.Ali Shahkar P.Eng. is the QP responsible for the in-situ mineral resource estimation.
5.Robert Sim, P.Geo. is the QP responsible for the waste dump mineral resource estimation.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves. Inferred resources have a greater amount of uncertainty as to their existence and whether they can be mined legally or economically. It is reasonably expected that a majority of resources in the Inferred category could be upgraded to Indicated (or Measured) Mineral Resource with continued exploration.

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Mineral Reserve Estimate
The Proven and Probable Mineral Reserves at Mesquite have been classified in accordance with the CIM Definition Standards (2014). Mineral Reserves are defined within a mine plan, with open pit phase designs guided by Lerchs-Grossmann optimized pit shells.
Table 2: Mesquite Mine Mineral Reserves – December 31, 2019

Ore Type	Proven			Probable			Total
	Tons (kt)	Grade (oz/t)	Gold (koz)	Tons (kt)	Grade (oz/t)	Gold (koz)	Tons (kt)	Grade (oz/t)	Gold (koz)
Oxide	5	0.0275	-	15,166	0.0122	185	15,171	0.0122	185
Transition	44	0.0276	1	2,507	0.0236	59	2,551	0.0237	60
Non-Oxide	201	0.0370	8	13,168	0.0251	331	13,369	0.0253	339
Total In-Situ	250	0.0352	9	30,841	0.0186	575	31,091	0.0188	584
Notes:
1.This mineral reserve estimate is as of Dec 31, 2019 and is based on the mineral resource estimate dated Dec 31, 2019 for Mesquite Mine by LGGC.
2.The mineral reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng. of AGP., who is a Qualified Person as defined under NI 43-101.
3.Mineral reserves are stated within the final design pit based on a $1,350/oz gold price. The cut-off grade varied by material type from 0.004 oz/t for oxide and oxide-transition and 0.009 oz/t for non-oxide transition and non-oxide materials. The mining cost averaged $1.45/t mined, processing costs are $2.05/t ore and G&A was $0.70/t ore placed. The ore recoveries were 75% for oxide and oxide-transition, and 35% for non-oxide transition and non-oxide material.

Mining Operations
Mesquite is an operating open pit mine with ore processed by heap leaching using a CIC circuit to recover gold. Current mine production is a nominal 178,000 tons per day of total material, including a nominal 50,000 to 68,000 tons per day of ore that is hauled to the leach pad. Total mine production is capped at 65 million tons per year based on a restriction of the air quality permit. For 2020, a total of 256,200 contained ounces were mined and stacked on the heap leach pad and 141,270 ounces of gold were produced.
Highwall slope angle criteria vary by area and pit. In general, the steepest walls are on the south side of the property and the shallowest in the northeast. In general, the inter-ramp angles vary from 29 to 42 degrees depending on pit area and wall orientation.
The final pit designs are based on pit shells using the Lerch-Grossman algorithm in Mine Plan software. Pits were generated using a revenue factor of 1.0 or gold price of $1,350/oz. These pit shells were used as the basis for the final phase designs in each pit area. The pit optimization utilized metallurgical recoveries of 75% for oxide ores and 35% for non-oxide ores.
The detailed pit phase designs at Mesquite are based on the pit optimization shells generated with the current resource model.
Three pit areas are considered in the reserves statement: Brownie (1-phase), Vista East (2-phases), Vista West (1-phase) plus two areas in the Big Chief waste dump. Each pit has been designed to accommodate mining by the existing mining fleet. Mining occurs on 30 ft. lifts with catch benches spaced every 60 ft. vertically. The haul roads are 100 ft. in width with a road grade of 10%.
Mining cut-offs for the mine plan are 0.14 g/t for oxide and oxide-transition and 0.31 g/t for non-oxide transition and non-oxide material.

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The mine schedule delivers 28.2 million tons of proven and probable ore grading 00.62 g/t to the heap leach pad over a current design life of 2.5 years. The ore tonnage is made up of 0.23 million tons of proven reserves and 27.9 million tons of probable reserves.
The waste tonnage totals 120.9 million tons to be placed in various waste rock facilities or backfill in the existing pit workings. The overall strip ratio is 3.89:1.
The mine schedule utilizes the pit and phase designs to send a peak of 12.9 million tons of ore to the pad in 2020 and then lesser amounts in the following years.
The mine equipment fleet is comprised of two Terex RH340 hydraulic shovels (44 yd3) which are the primary loading units. These are supported by two Cat 994H front end loaders (26 yd3) and a backup LeTourneau L1350 (28 yd3) front end loader. The haul truck fleet is comprised of sixteen Terex MT3700 (205 ton) and six Caterpillar 789D (200 ton) trucks. The mining fleet has additional support equipment in the form of track and rubber-tired dozers, and graders. The mine operates on a work schedule of two 12-hour shifts per day, seven days per week.
Drilling is performed with a fleet of rotary down-the-hole hammer drills (8¾ inch diameter) on a nominal 26 x 26 ft. pattern or a 28 x 28 ft. pattern. Blasting is controlled to minimize back break. The overall powder factor is 0.26 to 0.32 lb/ton. Holes are drilled to a 30 ft. bench height with 3 ft. of sub-drilling for a total depth of 33 ft.
The MineSight generated pits showed the Rainbow pit area could potentially be included in the future once appropriate approvals are obtained to continue mining, and the highway is relocated. Currently that material remains in the resource category and has not been considered for reserves. This represents a future opportunity.
Processing and Recovery Options
The Mesquite processing facilities were originally designed to process 8,800 gpm of pregnant gold solution producing up to 140,000 ounces of gold annually from a combination of 98 million tons of oxide ore grading 0.016 oz/t and 30 million tons of non-oxide ore. Owing to the decreasing head grades as the mine developed, ore stacking, and solution processing rates have increased to maintain the nominal 140,000 ounce per annum production rate. Nominal solution flows to and from the heap are approximately 13,400 gpm of barren solution to the heap and approximately 12,000 of pregnant solution to the ADR circuit. The difference between the two flows accounts for fresh ore wetting and evaporation.
The processing facilities include the following operations: heap leaching; carbon adsorption using CIC processing; desorption and gold recovery; reagents and utilities; and water services.
During early operations, the ore was crushed to a nominal 2-inch passing size. However, since the operation was re-started in 2007, only ROM ore has been stacked and leached. ROM ore, with lime added for pH control, is trucked to the heap leach pad. The ore is stacked to a height of 20 ft. The ultimate pad height has been increased from 200 to 300 ft.
Mesquite became re-certified in accordance with the International Cyanide Management Code in May 2018.
Infrastructure, Permitting and Compliance Activities
The major assets and facilities of WMMI are an open-pit gold heap leach mining operation with a CIC processing circuit. A smelting furnace, assay and metallurgical laboratories, administration building, truck shop facility, and other required infrastructure are also located on the mine site.

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Electricity for the mine is provided through a 92-kV power line. Power is supplied to the site by Imperial Irrigation District Power Company. Power is stepped down from 92 kV to 13.2 kV on-site. All power distribution from this point onwards is distributed on equipment and infrastructure owned by WMMI.
Water for the project is supplied from the existing Vista well field located approximately two miles south of California State Highway 78. The two current active wells are deemed capable of supplying the water requirements for both WMMI and the LACSD operations. A new 18-inch diameter line is in place; and the two existing pumping systems are capable of supplying approximately 2,000 gpm of fresh water to the operation. The mine will require about 1,000 gpm, and the landfill will require a maximum of 700 gpm when operating at full capacity.
Leach pad capacity as of December 31, 2019 was 30.7 million tons. That will complete Leach Pad 7 (designed by Tetra Tech) and Leach Pad 6 to the full 300 ft. height. To place the reserve leach tonnage on the pad, an additional 2.4 million tons of capacity is required. Mesquite is currently engaged in the permitting process to expand leach pad capacity and do not feel this will be unduly withheld.
Permitting and Compliance Activities
Mesquite is a mature mine from an environmental, permitting and social perspective. Open pit mining and heap leach operations at the site date back to the 1980s. Throughout Mesquite’s ownership history (Gold Fields, Santa Fe Gold, Newmont, New Gold, and Equinox Gold) the mine has had a successful environmental track record and operating history. The environmental staff are “seasoned” and bring operating and compliance successes from previous operations and employment.
Equinox Gold has obtained permits and authorizations from federal, state, and local agencies to operate current facilities and activities.
The closure and reclamation plan for Mesquite has been developed by WMMI with the assistance of independent consultants with the specific objective of leaving the land in a useful, safe, and stable post-mining configuration, capable of supporting native plant life, providing wildlife habitat, maintaining watershed functions, and supporting limited livestock grazing. Portions of the mine will be utilized by the Los Angeles County Sanitation District as a long-term landfill, and the mine’s planned development is integrated with this long-term use.
The current estimate for reclamation of all currently developed and foreseeable mining activities through 2022 is $21.0 million, as reported in the Asset Retirement Obligation (ARO) financial accounting of Equinox Gold. At the same time, Equinox Gold currently maintains seven separate bonds totaling $26.3 million to guarantee that proposed and approved reclamation activities will be fully funded and performed.
Equinox Gold and its predecessors have developed plans and obtained federal, state, and local approvals for heap leach pads, waste disposal, site monitoring, and water management; both during operations and post mine closure. The mine currently operates under the “Consolidated Reclamation Plan (CRP)” which was approved in December 2016 and formally combined three separate Mine Identification Numbers under which the mine had previously operated. The CRP also included mining the Brownie Pit and updated a number of reclamation methods and requirements to modern standards of mine closure, reclamation, stabilization, and revegetation.
No permitting efforts are currently underway, and the mine operates under its established permits and rights.
Equinox Gold reports excellent working relationships with regulatory agencies and the public. No major violations with operating permits have occurred and relationships with nearby communities and agencies are amicable with no adversarial relationships or issues.

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Current Capital and Operating Costs
Capital Cost Estimates
The table below presents the 2021 capital costs and the 2022 budgeted capital costs.
Table 3: Capital Costs

Description	2021 Costs ($ million)	2022 Budget ($ million)
Capitalized stripping & mine development	34.9	43.7
Infrastructure & Equipment	22.3	21.9
Exploration	8.5	4.8
Reclamation & rehabilitation	2.6	2.2
Total	68.3	72.6
Notes:
1.Totals may not add due to rounding.
2.Capital costs include exploration expenses, reclamation & rehabilitation costs and lease payments for haul trucks and mining equipment.
The capital costs include standard sustaining costs for mining, processing and general and administration costs and expansionary capital costs.
Operating Cost Estimates
The table below presents the 2021 operating costs and the 2022 budgeted operating costs.
Table 4: Operating Costs

Description	Units	2021 Costs ($)	2022 Budget ($)
Mining open pit	US$/t mined	1.5	1.6
Processing	US$/t processed	4.3	5.0
Site General	US$/t processed	1.6	1.8
Notes:
1.Totals may not add due to rounding.
2.Operating costs include all mining, processing and general and administration costs including waste stripping.
3.Costs are variable depending on whether ore mined and milled is classified as oxide, transitionary or fresh rock. Costs are based on whether the material being processed is stockpiled or in situ material.
Cost estimates in the tables above are based on the Mesquite mine plan and Equinox Gold’s current estimates as of December 31, 2021. Costs in individual years may vary significantly as a result of, among other things, current or future non-recurring expenditures, changes to input costs and exchange rates and changes to current mining operations or the mine plan. The current mine plan is based on existing Mineral Reserves. Ongoing exploration and analyses at operating mines are conducted with a view to identifying new Mineral Resources and upgrading existing Mineral Resources to higher confidence levels and potentially into new Mineral Reserves. If new Mineral Reserves are successfully identified, it may alter the current mine plan and potentially extend the mine life.
Recent Exploration, Development, and Production
Exploration
Exploration drilling for the year totalled 50,800 m across all targets at Mesquite. Key targets included: the Brownie deposit where 9,305 m drilling targeted the deeper extensions of the in-situ gold mineralization discovered in 2020; the Vista East (VE) deposit where 3,099 m of in-fill drilling targeted high grade structures; the Rainbow deposit where 20,686 m of in-fill and step-out drilling was completed; and lastly, 17,710 m of drilling tested the Midway dump for additional mineralized material. Mesquite is one of the Company’s exploration priorities, with a focus on mine life extension.

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Exploration planned for 2022 at Mesquite is focused converting Mineral Resources to Mineral Reserves in the Brownie, VE and Rainbow pits.
Development
As of December 2021, the total mine production is now capped to 75 million tons per year based on a revision to the air quality permit.
For 2022, Ore from the Brownie pit is expected to be the primary source of production. Completion of the Brownie strip campaign during 2021 provided full access to oxide ore at the bottom of the Phase 1 Brownie pit, and stripping of the Brownie Phase 2 pit commenced in Q4 2021.
Forecast AISC at Mesquite in 2022 includes estimated sustaining capital of $52 million related primarily to a $44 million stripping program commencing in Q1 2022 to open up a new phase of the VE pit, which is expected to be the primary source of ore in Q4 2022 and into 2023. The mining fleet is now comprised of ten Caterpillar 793F (250 ton) trucks and six Caterpillar 789D (200 ton) trucks, and the sixteen Terex trucks have been decommissioned.
The Company is also permitting and planning the construction of extensions to the leach pad.
Production
Mesquite produced a total of 137,467 ounces of gold during 2020 at AISC of $1,327 per ounce of gold sold.
Mesquite production for 2022 is estimated at 120,000 to 130,000 ounces of gold, with approximately 60% of production expected in the second half of the year. Cash costs are estimated at $1,050 to $1,100 per oz and AISC at $1,450 to $1,500 per oz. The increase in AISC compared to 2021 reflects lower gold production as well as costs associated with stripping programs.

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Fazenda Mine
Fazenda is primarily an underground mining operation located in Bahia State, Brazil. On September 8, 2021, Equinox Gold reported an updated mineral reserve and mineral resource estimate for Fazenda. Fazenda produced a total of 60,401 ounces of gold during 2021 at AISC of $1,159 per ounce of gold sold.

Unless otherwise indicated, the information that follows relating to Fazenda is based on, derived substantially from, and in some instances is a direct extract from, the Fazenda Technical Report. Technical information disclosed since the effective date of the Fazenda Technical Report has been updated under the supervision of the Qualified Persons noted in the section ‘Interest of Experts’ on page 167. The information below is based on assumptions, qualifications and procedures that are set out only in the Fazenda Technical Report and reference should be made to the full text of the Fazenda Technical Report which Equinox Gold has filed under its SEDAR profile at www.sedar.com, its EDGAR profile at www.sec.gov/EDGAR and which is also available on Equinox Gold’s website at www.equinoxgold.com.
Project Description, Location and Access
Fazenda is in the eastern part of Bahia State, Brazil, 180 km northwest of the state capital city of Salvador. Topographic coordinates of the Mine area are 11° 27' south latitude and 39° 03' west longitude. Fazenda can be accessed from Salvador by way of approximately 180 km of paved road to Teofilândia, and locally by a 12 km unpaved road.
Equinox Gold owns 100% of the mineral licenses through its indirect wholly owned subsidiary Fazenda Brasileiro Desenvolvimento Mineral Ltda. Fazenda covers an area totaling 58,651 ha, including 28 Exploration Licenses (EL) (33,522 ha), 15 Exploration Applications (12,909), 8 mining permits (7,732 ha), 3 mining permits in application (2,556 ha), and 1 EL with Final Positive Exploration Report submitted (1,932 ha).
In Brazil, the EL holder pays an annual fee per hectare to ANM based on the number of hectares held (as of March 2021, the fee ranges from R$3.70/ha to R$5.56/ha); and reports of exploration work performed must be submitted when required according to law. ELs are valid for a maximum of three years, with a maximum extension equal to the initial period, issued at the discretion of the ANM after the submission and approval of a partial exploration work report. After submitting a Final Exploration Report, the EL holder may request a mining concession. Mining concessions are granted by the Brazilian Ministry of Mines and Energy, are renewable annually, have no set expiry date, and remain in good standing subject to submission of annual production reports and payments of royalties to the federal government. The ELs, Exploration Applications, mining concessions and mine applications, including applicable expiry dates held by Equinox Gold are listed in the Fazenda Technical Report.
The Brazilian government collects a 1.5% gross revenue royalty on all gold operations in Brazil. This royalty is split among the various levels of government. Under Brazilian law, surface owners have a right to a 0.5% gross revenue royalty. Fazenda owns most of the surface rights over planned production areas; however, there are a few small parcels of land to which this royalty applies.

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Equinox Gold: (i) is not aware of any environmental liabilities on the property; (ii) has all required permits to conduct work on the property; and (iii) is not aware of any other significant factors or risks that may affect access, title, or the right or ability to perform work program on the property.
History
Table 1 summarizes Fazenda’s exploration history post-1976 and prior to Equinox Gold’s acquisition:
Table 1:    Exploration History

Year	Description
Post–1976
Companhia Vale do Rio Doce (CVRD) discovered the Fazenda Brasileiro deposit in the late 1970s and began mining operations in 1984 with an open pit and heap leach gold operation. In 1988, underground mining operations commenced. Fazenda mine has been in continuous production since start-up.

2003	Yamana Gold Inc. (Yamana) acquired Fazenda and carried out drilling of approximately 20,300 holes for approximately 905,000 m.
2015	Brio Gold Inc. (Brio) acquired Fazenda and carried out drilling of approximately 4,100 holes for approximately 220,000 m.
2018	Leagold Mining Corp. (Leagold) acquired Fazenda through its acquisition of Brio.
2020	Equinox Gold acquired Leagold and assumed ownership of Fazenda.
The Fazenda Technical Report summarizes historical production for the heap leach, CIP, and subsequent CIL operations. Fazenda has produced approximately 3.4 Moz of gold as of December 31, 2020.
Geological Setting and Mineralization
Fazenda is situated within the Rio Itapicurú Greenstone Belt (RIGB) which is a 100 km-long and 60 km- wide north–south trending volcano-sedimentary belt situated within the São Francisco Craton.
The Weber Belt is a 10 km long, arcuate east–west-trending, south-dipping shear zone. It is abruptly folded toward the south, near its western extremity, reflecting the deformation generated by a later sinistral north–south structure. The Weber Belt hosts the most significant gold mineralization in the RIGB, and Fazenda lies within it.
Fazenda is an epigenetic, structurally controlled, and hydrothermally altered Precambrian quartz vein- hosted lode-gold deposit that has been subjected to greenschist facies metamorphism. There is suggestion of a partial syngenetic origin for the gold because of the anomalous, 0.05 to 0.10 g/t Au content present throughout visibly unmineralized quartz-chlorite schist.
The main mineralization is hosted by quartz-albite-sulphide veins within the upper horizon of chlorite schist known as CLX1. Mineralization is also found stratigraphically below the CLX1 mineralized domain, in the CLX2 and Canto (AGV) horizons. The stacked veins vary in true width from 1.5 to 40 m and horizontal mining widths vary from 3 to 40 m. The regional strike of mineralization is north–south, while locally the veins are generally arcuate in an east–west trend, and south dipping at 40° to 70°, with a shallow-to-moderate east plunge. The plunge is quite variable, with some zones plunging westerly.

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Exploration
Most of the recent exploration at Fazenda has been drilling to increase and/or replace reserves depleted during mining. Much of this exploration drilling has been carried out from underground drifts with the objective of identifying new resources and converting Mineral Resources to Mineral Reserves. Currently, the exploration team is developing new geological models to guide future exploration.
Exploration potential exists along strike and at depth.
The exploration team is also carrying out regional reconnaissance over several targets, including geological–structural mapping, soil geochemistry sampling, and early-stage exploratory drilling.
Since mid-2020, an integration and interpretation of combined underground and superficial geological datasets is being completed to identify untested potential targets hosted within rocks of the Weber Belt and active exploration permits across the RIGB, with a complete revision of the existing and new geophysical and remote sensing for target generation and ranking.
The main components of the 2020 review and interpretation, which provided data for input to the 2021 exploration program were:
•Data compilation and integration
•Geophysical interpretation
•Target generation
•Geological/structural mapping over selected targets
•Soil and rock sampling.
Drilling
Prior to 2003, CVRD conducted surface diamond drilling in the initial search for new mineralization. This was followed by underground fan drilling on a 100 by 50 m grid using B-sized core drilling equipment to establish Indicated Mineral Resources. A-sized core drilling on a 25 by 10 m grid pattern was then used to upgrade the classification of Mineral Resources from Indicated to Measured. After 2003, both Yamana and Brio maintained the same methodology of drilling as CVRD.
In 2020, Equinox Gold completed drilling programs totaling 53,201 m to upgrade Inferred Mineral Resources to Indicated, and converting Indicated to Measured, to support the Fazenda operation.
In 2021, Equinox Gold advanced with a more than 55 km underground drilling program aimed at upgrading Inferred Mineral Resources to Indicated and convert Indicated to Measured to support the Fazenda operation. Drilling results to the date of the Fazenda Technical Report confirmed opportunities to increase both Mineral Reserve and Mineral Resource estimates.
Sampling, Analysis and Data Verification
Sample Preparation, Analyses and Security
Sample preparation and assaying procedures are as follows:
•Each sample is dried at 100°C (±10°C).
•All core samples are coarse-crushed to P90 2.0 mm.
•This material is passed through a rotary splitter.
A 500 g aliquot is taken and pulverized to P95 150 mesh. The crushing and grinding equipment are cleaned with compressed air after each sample, and barren silica sand is passed through the equipment prior to running batches of samples.
Gold determinations are carried out on 50 g (±0.10 g) samples using FA/AAS.
Granulometric tests are performed three times per shift on the crushing and pulverizing processes. Preparation duplicates are inserted every 20 to 30 samples.

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The mine site is surrounded by a security fence, and there is controlled access at a gatehouse, staffed full time by security personnel. At the drill site, samples are under the control of Fazenda employees and employees of the drilling company. Drilling company personnel deliver samples daily to Fazenda personnel at the mine site sample processing facility. Only employees of Fazenda and of the drilling contractor are authorized to be at the drill sites and in the sample processing facility. Core is normally collected from the drill rig and taken directly to the core yard for sampling. Samples are then sent directly to the laboratory at the mine site, following industry standard sample security procedures. All analytical pulps and archival split core are stored within the secure mine compound.
Samples are currently collected by a trained sampler under the supervision of a technician or a geologist, with all QA/QC samples inserted within a sequentially numbered sequence and recorded.
Equinox Gold maintains the Fazenda laboratory. The QA/QC program used at Fazenda includes inserting Certified Reference Material, blanks, and duplicates into the sample stream. For each lot of samples analyzed, the results are reviewed and all failed samples are rerun by the laboratories, which complies with the best standards of the mining industry, and underpins the accuracy of the Mineral Resource estimate. The Fazenda laboratory meets the requirements of ISO 17025:2005 and ISO 17025:2017.
Data Verification
Equinox Gold reviewed the methods and practices used to generate the resource database (including drilling, sampling, analysis, and data entry). The verification included a review of the QA/QC methods and results, standard database validation tests, and several site visits.
Equinox Gold selected a number of drill holes to verify the described methods and practices by performing the following digital queries:
•Reviewing the drill hole traces in three-dimensional (3-D), level plan, and vertical sections.
•Querying the database for missing or repeated data, unique headers, duplicate holes, and gaps or overlapping intervals.
•Ensuring that the total depth recorded in each drill hole database table was consistent.
•Visiting the core handling facility.
•Reviewing core logs for several drill holes during the site visit.
The global database was divided into seven separate databases, one for each deposit. Data verification was performed for each deposit database separately.
No issues were found in the validation process, and the database was considered appropriate for the geology and style of mineralization. The practices and procedures adopted in the Fazenda database, and the data contained therein are acceptable to support Mineral Resource and Mineral Reserve estimation.
Mineral Processing and Metallurgical Testing
One of the main constraints on Fazenda’s production is frequent outages on the COELBA power grid; this made it necessary to install diesel generator sets as synchronized backup power to operate critical and emergency equipment during a grid power outage.
Fazenda currently operates at P80 80 μm recovering 90.6% on average, after a series of process improvements implemented along 2020 and 2021. The process had been improving every year to get more extraction efficiency as the feed grade decreases each year.
To reduce gold recovery losses with more carbonaceous ore in the blend, test work was carried out using kerosene, resulting in a gold recovery increase of approximately 2%. The pH adjustment used to be 9.8, which was controlled by dosing lime at 1,100 g/t in the cyanide dosing tank. Then the pre- aeration tank was transformed into a pre-lime tank at a dosage of pH 10.2. The outcome of this process-change was an increase in lead nitrate effectiveness that resulted in an approximately 10% reduction in cyanide consumption and an approximately 2% increase in gold recovery.

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During November 2020, plant recovery dropped significantly, from 91% to 89%; this was due to a combination of carbonaceous and high-sulphide ores fed to the plant from the Canto Sequence, which meant that leaching recovery dropped to 50%. Particle-size leaching test work was performed, varying the granulometry of the leaching feed without dosing kerosene and lead nitrate. It was observed that the lowest limit to prevent gold losses is P80 at 74 μm. So, it was decided to make the following process modifications to reach P80 74 μm:
•Reduce the ball mills F80 by changing the sieves of the tertiary screening from 8 to 5 mm
•Increase the steel load from 32% to 38%
•Reduce the hydrocyclone apexes from 110 to 100 mm.
The plant is presently operating at a P80 80 μm.
Fazenda will investigate the increase of the dissolved oxygen in the pre-aeration tanks to improve the gold dissolution and thereby increase gold recovery. The test work will entail dosing hydrogen peroxide in the pre-aeration tanks at 200 g/t in 2021.
The current first step of the elution process is desorption. The second step is acid washing, which removes base metals and scaling compounds such as calcium carbonate and sodium silicate from the carbon after the elution. The current elution recovery is approximately 90%; however, test work is needed to change the order of the steps to see if recovery is increased, and at the same time avoid damage to the regeneration kiln.
Currently the regeneration kiln is deteriorated and is not able to regenerate the total carbon in the circuit. A study of the process was carried out and indicated that on average regenerated carbon activity is 25%, affecting gold adsorption. A new regeneration kiln with a capacity of 500 kg/h will be installed.
Beyond process improvements listed above, several structural refurbishments in the metallurgical plant are necessary, such as refurbishing:
•Pillars that support the leaching tanks
•Tanks and channels of the leaching area
•Support beams of the desorption building
•Columns and beams in the milling building
•Leaching platform structures.
The old CVRD heap leaching waste dumps show a potential for processing in the future, with an estimated 3 Mt of oxidized material at an estimated average grade of 0.6 g/t Au. Test work was carried out, with gold recovery higher than 70%.
Mineral Resource and Mineral Reserve Estimates
Mineral Resource Estimate
Fazenda constructed a block model to estimate the Mineral Resources as of December 31, 2020, using the results of new grade-control drilling that Fazenda conducted during 2019 and 2020. Equinox Gold audited the model and found that it was reasonably prepared and provided a good representation of the geologic data.
The resource model has been prepared using appropriate methodology and assumptions. These parameters include:
•Treatment of high assays
•Compositing length
•Search parameters
•Bulk density
•Grade estimate validation
•Cut-off grade
•Classification.
Table 2 summarizes the updated Mineral Resource estimate exclusive of Mineral Reserves, as of December 31, 2020. This Mineral Resource estimate conforms to CIM Definition Standards (2014). The responsible Qualified

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Person is not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other relevant issues that would materially affect the Mineral Resource estimate.
Table 2: Mineral Resources Summary (Exclusive of Reserves)—December 31, 2020

Category	Tonnage (kt)	Gold Grade (g/t)	Contained Gold (koz)
Measured
Underground	2,237	2.21	159
Open Pit	399	1.48	19
Total Measured	2,636	2.10	178
Indicated
Underground	1,189	1.88	72
Open Pit	1,342	1.02	44
Total Indicated	2,531	1.43	116
Measured + Indicated
Underground	3,426	2.10	231
Open Pit	1,741	1.13	63
Total Measured + Indicated	5,167	1.77	294
Inferred
Inferred—Underground	1,720	1.90	105
Inferred—Open Pit	1,563	1.05	53
Total Inferred	3,283	1.50	158
Notes:
1.CIM Definition Standards (2014) definitions were followed for Mineral Resources.
2.Mineral Resources are exclusive of Mineral Reserves.
3.Open pit Mineral Resources are reported at varying cut-off grades from 0.54 to 0.85 g/t Au.
4.Underground Mineral Resources are reported at a cut-off grade of 1.19 g/t Au.
5.Mineral Resources are estimated using a gold price of US$1,500/oz and constrained by conceptual pit shell and stope shells.
6.Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
7.The Mineral Resources statement has been prepared by Felipe Machado de Araújo, MAusIMM(CP), a full-time Equinox employee, who is QP as defined by NI 43-101.
8.Totals may not add due to rounding.
Mineral Reserve Estimate
Fazenda prepared the Mineral Reserve estimate as of December 31, 2020. The Mineral Reserve estimates have been prepared using appropriate methodology and assumptions including:
•Dilution
•Mining extraction
•Ground conditions
•Access development
•Stope design
•Extraction sequence
•Productivities
•Operating costs
•Sustaining capital costs
•Mine closure costs (only for open pits).
The responsible Qualified Person is of the opinion that the Measured and Indicated Mineral Resources can be classified as Proven and Probable Mineral Reserves, and is not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

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Table 3: Mineral Reserves Summary—December 31, 2020

Category	Tonnage (kt)	Gold Grade (g/t)	Contained Gold (koz)
Proven
Underground	3,858	1.67	207
Open Pit	1,461	1.32	62
Subtotal Proven	5,319	1.57	269
Probable
Underground	434	1.49	21
Open Pit	835	0.84	23
Stockpile	66	1.52	3
Subtotal Probable	1,335	1.09	47
Total Proven & Probable	6,653	1.47	315
Notes:
1.CIM Definition Standards (2014) definitions were followed for Mineral Reserves.
2.Mineral Reserves are reported at a cut-off grade of 1.32 g/t Au for underground and ranging between 0.60 and 0.89 g/t Au for open pits.
3.Mineral Reserves are estimated using an average long-term gold price of US$1,350/oz and a Brazilian Real (R$):US$ exchange rate of R$4.75:US$1.00.
4.A minimum mining width of 2.0 m was used for underground Mineral Reserves.
5.Bulk density ranges from 2.64 to 3.01 t/m3.
6.The Mineral Reserve statement has been prepared by Hugo Ribeiro Andrade Filho, FAusIMM (CP), a full-time Equinox employee, who is QP as defined by NI 43-101.
7.Numbers may not add due to rounding.
Mining Operations
Open Pit
Currently, several small open pits are in operation, and mining is being completed using contractors. These small pits are 25 to 80 m deep and are being developed using air-track drills and backhoe excavators for mining, and highway-type trucks for haulage to the mill. Pit depths are dependent on the economics of stripping overlying waste. Mineralization exceeding pit depths is considered for underground mining.
Underground
Underground mining employs blasthole stoping from sublevels developed in the mineralization’s footwall. The stoping areas are accessed initially from 5 m wide by 5.5 m high main haulage ramps developed at 15% road grade in the footwall, which lead to primary development crosscuts, secondary development drifts, crosscuts 4.5 m wide by 4.9 m high, and secondary development drifts and crosscuts also 4.5 m wide by 4.9 m high. Sublevels are spaced at 20 m vertical intervals. Mined out stopes are not backfilled.
At Fazenda, active stoping areas are called bodies, with the following names: B, C, D, E, EW, EDEEP, and F. All bodies have a planned dilution of 15%, except for the EDEEP and EW, which have dilutions of 20%. Planned mining recovery is estimated to be 90%.
From the sublevels, access drifts are developed into the stoping areas, and blastholes fan-drilled into the mineralization are used to further define the boundaries of the mineralization and design the ultimate blast patterns. After blasting, remote-controlled, 10-tonne-capacity load-haul-dump machines are used to load and haul the ore from the stoping areas to 30-tonne-capacity haulage trucks at loading points in the sublevels.
The plunge of the orebody is approximate 45° dip and the maximum stope heights are 20 m. Future operations in the deeper areas of E Ramp will have higher haulage costs that will be partially offset by the shorter underground haulage in the F and G Ramps. To date, most of the waste rock has been hauled to surface.

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Processing and Recovery Operations
The process plant is a CIL operation, which is scheduled to process up to 3,300 t/d (1.35 Mt/a).
The overall process flowsheet consists of:
•Three-stage crushing circuit
•Two ball grinding mills, closed circuit with hydrocyclones
•Thickener to produce a leach feed of 50% solids
•Cyanide leaching circuit
•Zadra pressure stripping of the carbon
•Electrowinning of the carbon eluent
•Casting of gold doré bars in an induction furnace.
Infrastructure, Permitting and Compliance Activities
Infrastructure
All the necessary infrastructure for the operation is in place, which includes, but is not limited to a 470 m vertical shaft; a series of underground ramps; the CIL milling and processing facility; lined heap leach pads and associated process equipment; geomembrane-lined tailings disposal ponds; warehouse, maintenance shops, drill core logging, splitting, and storage facilities; assay laboratory; cafeteria; a helipad for emergency use and shipment of gold doré bars; office complexes; a water supply system; a fuel station; and explosives magazine.
Fazenda has all the necessary roads, power lines, access, and medical facilities for workers and services to the mine. Water is supplied by a series of well fields with a total production capacity of 310 m3/h. The power requirement for the mine and site facilities is approximately 9.95 MW, which is supplied by the local grid.
Permitting and Compliance
Fazenda has a comprehensive environmental policy. This policy has been developed in line with the Mine Closure Plan (MCP), as outlined by ANM. In 2021, Mineral Engenharia e Meio Ambiente, an external consulting firm prepared the MCP for Fazenda. The environmental authorities in Brazil use the MCP as a commitment to complete the rehabilitation required for mine closure. The guidelines primarily involve revegetating the areas with native species, covering the pits, or converting the pits to store water, along with stabilizing and rehabilitating waste dumps and tailings dams. Demolishing and removing all structures and facilities that will not be used in the future is also included.
All required environmental licences and permits to conduct work on the property are in good standing or currently being obtained.
Fazenda has developed a program for social and community involvement in the area of the Fazenda operations, which should be maintained for the life of the mine. The main socioeconomic impacts that will be generated by the Fazenda closure include unemployment, decreased tax revenues, end of demand for local regional suppliers, reduction in personal income, and the end of projects with the local communities. Fazenda has developed mitigation measures for some of these impacts.
Current Capital and Operating Costs
Capital Cost Estimates
The table below presents the 2021 capital costs and the 2022 budgeted capital costs.

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Table 4 – Capital Costs

Description	2021 Costs ($ million)	2022 Budget ($ million)
Capitalized stripping & mine development	9.1	12.4
Infrastructure & Equipment	5.4	1.6
Exploration	5.5	8.9
Reclamation & rehabilitation	2.6	2.2
Total	22.6	25.2
Notes:
1.Totals may not add due to rounding.
2.Capital costs include exploration expenses and reclamation & rehabilitation costs and lease payments for haul trucks and mining equipment.
The capital costs include standard sustaining costs for mining, processing and general and administration costs and expansionary capital costs.
Operating Cost Estimates
The table below presents the 2021 operating costs and the 2022 budgeted operating costs.
Table 5 – Operating Costs

Description	Units	2021 Costs ($)	2022 Budget ($)
Mining open pit	US$/t mined	1.5	2.2
Mining underground	US$/t mined	19.7	22.5
Processing	US$/t processed	11.3	14.1
Site General	US$/t processed	5.0	7.0
Notes:
1.Totals may not add due to rounding.
2.Operating costs include all mining, processing and general and administration costs including waste stripping.
3.Costs are variable depending on whether ore mined and milled is classified as oxide, transitionary or fresh rock. Costs are based on whether the material being processed is stockpiled or in situ material.
Cost estimates in the tables above are based on the Fazenda mine plan and Equinox Gold’s current estimates as of December 31, 2021. Costs in individual years may vary significantly as a result of, among other things, current or future non-recurring expenditures, changes to input costs and exchange rates and changes to current mining operations or the mine plan. The current mine plan is based on existing Mineral Reserves. Ongoing exploration and analyses at operating mines are conducted with a view to identifying new Mineral Resources and upgrading existing Mineral Resources to higher confidence levels and potentially into new Mineral Reserves. If new Mineral Reserves are successfully identified it may alter the current mine plan and potentially extend the mine life.
Recent Exploration, Development and Production
Exploration
The Company completed 40,505 metres of drilling in 2021 that targeted six zones within the existing mine infrastructure. The principal objective was to identify new resources and upgrade Inferred Mineral Resources to Indicated Mineral Resources. An additional 6,798 m was drilled from surface as part of an accelerated reserve replacement program focused on the potential delineation of additional reserves hosted in the Canto 2 deposit. Equinox Gold also drilled 16,106 m during 2021 as part of a surface exploration program to develop regional targets.
Exploration in 2022 is budgeted at $7.1M and includes a 50,000-metre underground drill program targeting seven zones aiming to identify new resources and upgrade of Mineral Resources to Indicated Mineral Resources. The budget also includes a surface exploration program focused on the potential delineation of additional resources adjacent to existing mine infrastructure and development of regional targets.

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Development
The Company has budgeted $14 million sustaining capital investment for Fazenda in 2022, of which $6 million is allocated for underground development, $3 million for open-pit waste stripping, $2 million for exploration to upgrade inferred Mineral Resources and $2 million for engineering, plant maintenance and equipment. Non-sustaining growth capital of $11 million includes $4 million for underground development and $3 million for exploration.
Production
Fazenda produced a total of 60,401 ounces of gold during 2021 at AISC of $1,159 per ounce of gold sold.
Fazenda’s production for 2022 is estimated at 60,000 to 65,000 ounces of gold, with cash costs estimated at $975 to $1,025 per oz and AISC estimated at $1,200 to $1,250 per oz.

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RDM Mine
RDM is a conventional open-pit mine located in Minas Gerais State, Brazil. On September 8, 2021, Equinox Gold reported an updated mineral reserve and mineral resource estimate for RDM. RDM produced a total of 58,829 ounces of gold during 2021 at AISC of $1,410 per ounce of gold sold.

Unless otherwise indicated, the information that follows relating to RDM is based on, derived substantially from, and in some instances is a direct extract from, the RDM Technical Report. Technical information disclosed since the effective date of the RDM Technical Report has been updated under the supervision of the Qualified Persons noted in the section ‘Interest of Experts’ on page 167. The information below is based on assumptions, qualifications and procedures that are set out only in the RDM Technical Report and reference should be made to the full text of the RDM Technical Report which Equinox Gold has filed under its SEDAR profile at www.sedar.com, its EDGAR profile at www.sec.gov/EDGAR and which is also available on Equinox Gold’s website at www.equinoxgold.com.
Project Description, Location and Access
RDM is in the northern part of Minas Gerais State, Brazil. The mine site is 145 km by road northeast of the city of Montes Claros and 25 km from the nearest town, Riacho dos Machados. The center of the current open pit has geographic coordinates of 16°03'40" south latitude and 43°08'16" west longitude and an approximate elevation of 895 masl. RDM can be accessed from Montes Claros by travelling west on Highway 251 and north on MG-120. The main gate is accessed from a westbound gravel road off MG-120.
RDM consists of eight exploration permits and two mining concessions with a total area of 14,979.98 ha. For the exploration permits, a final report detailing the tenure for RDM is held under the name of Mineração Riacho dos Machados (MRDM), an indirect wholly owned subsidiary of Equinox Gold, incorporated under the laws of Brazil.
There are no expiration dates on the mining concession held by MRDM, provided that Equinox Gold meets expenditure and environmental requirements and pays a required annual mining fee. Equinox Gold is required to submit by September 30, 2022 an economic study in respect of the two Final Exploration Reports that have been approved; however, this deadline could be extended for an additional year. The expenditure and environmental requirements have been met, and MRDM is current with all requirements to hold the mining tenements in good standing.
Certain royalties are levied on mineral production in Brazil under Brazilian federal law. The current statutory royalty imposed by the Brazilian federal government on gold properties is 1.5% of sales proceeds less sales tax, transportation, and insurance costs. MRDM owns the surface rights that cover the deposit area and infrastructure so no additional landowner royalties exist. Surface rights are sufficient for mine waste stockpiles, tailings facility, and processing plants sites.

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RDM also carries a 1% royalty on the gold and a 2% royalty on base metals, payable by MRDM to Nomad Royalty Company, which acquired the royalty interest from Serra da Borda Mineração e Metalurgia SA, the previous beneficiary. The mineralization at RDM currently carries no economic base metals.
History
Companhia Vale do Rio Doce (CVRD), now Vale S.A., discovered the mineral deposit in early 1986 and operated the property as an open pit gold mine and heap leach operation until closure in 1997. Carpathian Gold Inc. (Carpathian) acquired the mineral rights in October 2008 and started prospecting and exploration. Carpathian completed a Feasibility Study and began production in March 2014. Brio Gold Inc. (Brio) acquired RDM from Carpathian on April 29, 2016 and continued producing until May 24, 2018, at which time Leagold Mining Corporation (Leagold) acquired RDM through the acquisition of Brio. As a result of the acquisition of Leagold by Equinox Gold in March 2020, the operating entity MRDM is now a wholly-owned subsidiary of Equinox Gold. Reference should be made to the RDM Technical Report for further details on past exploration and production activities at RDM.
Geological Setting, Mineralization and Deposit Types
RDM occurs in the north–south-trending Araçuaí fold and thrust belt along the eastern margin of the São Francisco Craton, a major Archean-age basement block that underlies more than 1,000,000 km2 in eastern Brazil. The Araçuaí Fold Belt is 15 to 45 km wide and consists of a series of late Archean to late Proterozoic metavolcanic and metasedimentary rocks that were deposited in a broad intracontinental-to-oceanic rift-type basin that existed between the São Francisco Craton and the Congo Craton (now part of Africa). Subsequent closure of this rift basin by prolonged continental collision strongly deformed the rock strata, and the units were metamorphosed, folded, intruded, and thrust westward against the São Francisco Craton during the late-Proterozoic Brasiliano orogeny. Mineralization along the Araçuaí Fold Belt is thought to be the result of hydrothermal fluids generated by syntectonic igneous and metamorphic activity.
Immediately east of the Araçuaí Fold Belt is a north–south-trending, 300 km long structural window cored by Archean-aged migmatites and flanked by apparent décollement (basal detachment) structures and Proterozoic supracrustal sequences (Espinhaço and São Francisco Supergroups) forming a regional antiformal structure. This structural window has been termed the Guanambi- Corretina Block by Barbosa or the Porteirinha Complex by Docegeo, the exploration arm of CVRD. At RDM, basement gneissic-granitic rocks are interpreted to be overthrust westward onto the supracrustal rocks of the Riacho dos Machados Group (RMG) as part of the Brasiliano-Pan-African event. The tectonic superposition of basement rocks over supracrustal sequences is described along the entire eastern border of the São Francisco Craton with mineral occurrences known along this lineament.
The principal host for the gold mineralization is the quartz-muscovite schist unit of the RMG, a hydrothermal alteration product formed along a district-scale shear zone. This shear zone extends almost 30 km in a N20°E strike direction, dipping 40° to 45° east. In the mineralized zone, the regional amphibolite facies mineral assemblage is progressively altered to assemblages typical of greenschist facies. In detail, the gold mineralization occurs as “stacked” tabular horizons that are generally concordant with the overall shear zone and associated foliation. Stacked footwall and hanging wall zones are typically separated by 3 to 10 m of unmineralized rock. Continuity of the overall zone along strike and at depth is good, with gold mineralization occurring continuously over a 2,000 m strike length and up to 1,000 m down dip. Gold grades in the mineralized zone are closely related to sulphide content, especially arsenopyrite. Gold occurs as microscopic grains of native gold that are typically finer than 400 mesh (37 μm) in size. The gold grains occur interstitial to quartz, muscovite, and sulphide grains, and also as inclusions in arsenopyrite, and less commonly in pyrrhotite, quartz veinlets, tourmaline, and pyrite.

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The RDM deposit is considered a classic mesothermal orogenic gold deposit in a sheared and deformed Archean- to Proterozoic-age greenstone belt sequence comprising metamorphosed volcanico-sedimentary rock units intruded by slightly younger syn-tectonic or post-tectonic igneous bodies.
Exploration
Neither Leagold nor Equinox Gold has carried out any exploration at RDM as of the date of the RDM Technical Report. Open-pit expansion potential exists along trend to the north and south and underground potential exists down dip where mineralization has been intersected by widely spaced drill holes. In addition, RDM is located on a 30 km trend of alteration and mineralization in the RMG that has not been comprehensively drill tested.
Drilling
Drilling in the RDM mine area has been conducted in phases by several companies since 1987, as summarized below in Table 1. Brio completed the latest diamond drilling (DD) at RDM in 2017. Additional reverse circulation (RC) drilling was completed in short-term drilling programs for grade control from 2018 to 2020.
Table 1

Year	Company	Drilling Type	Holes	Metres
1987–1995	Docegeo (CVRD)	DD	241	29,262
		RC	192	7,583
2008	Carpathian	DD	65	11,381
2009	Carpathian	DD	31	3,865
		RC	59	4,646
		RC + DD	65	12,296
2010	Carpathian	DD	83	11,467
2012	Carpathian	DD	42	2,276
2013	Carpathian	RC	693	4,417
2014	Carpathian	RC	534	2,103
2015	Carpathian	RC	1,419	10,605
2016	Brio	DD	29	2,033
		RC	2,862	26,119
2017	Brio	DD	12	3,725
		RC	1,287	32,154
2018	Brio	RC	269	6,320
2019	Leagold	RC	535	18,827
2020	Leagold	RC	62	2,268
	Equinox	RC	417	15,239
Total			8,897	206,587

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Sampling, Analysis and Data Verification
Sample Preparation, Analysis and Security
The internal RDM laboratory was used for the RC samples preparation and analysis. The assay method was a 50 g fire assay with a detection limit of 0.04 ppm Au. Sample preparation and analytical procedures consisted of the following steps:
•    Each RC sample is dried at 100°C (±10°C).
•    Crushing sample to 85% <2 mm.
•    Sample homogenization and splitting to a 500 g subsample at rotary sampling divider.
•    Pulverization to 95% <106 μm.
•    Pulverized material is sent to an analysis by fire assay.
•Crushing and grinding equipment are cleaned with compressed air after each sample, and barren silica sand is passed through the equipment prior to running batches of samples.
•    Gold determinations are carried out on 50 g (±0.10 g) samples by fire assay/atomic absorption spectroscopy.
•    Granulometric tests are performed three times per shift on the crushing and pulverizing processes.
•    Preparation duplicates are inserted every 20 to 30 samples.
Samples are collected by a trained sampler under the supervision of a technician or a geologist, with all quality assurance and quality control (QA/QC) samples inserted within a sequentially numbered sequence and recorded.
The samples are sent by truck directly to the RDM laboratory using the mine geology department transport. The samples are checked in with the submission sheet; if any problem is identified with the samples, the laboratory notifies the site geologists for clarification on the discrepancies. The sample rejects are stored in the laboratory and are returned to the department of geology or discarded with prior authorization.
Sampling and assaying have been carried out following standard industry QA/QC practices. These practices include, but are not limited to, sampling, assaying, chain-of-custody of the samples, sample storage, use of third-party laboratories for interlaboratory checks, standards, blanks, and duplicates.
In the responsible Qualified Person’s opinion, the sample preparation, analysis, and security procedures are adequate for use in estimating Mineral Resources.
Data Verification
Equinox reviewed and verified the resource database used to estimate the Mineral Resources. Verification included reviewing the QA/QC methods and results, comparing the database assay table against assay certificates, standard database validation tests, and several site visits.
The following digital queries were performed:
•Header table—searched for incorrect or duplicate collar coordinates and duplicate hole identifications.
•Survey table—searched for duplicate entries, survey points past the specified maximum depth in the collar table, and abnormal dips and azimuths.
•Density—searched for duplicate entries, intervals past the specified maximum depth in the collar table, overlapping intervals, negative lengths, missing collar data, and missing intervals.
•Geochemical and assay table—searched for duplicate entries, sample intervals past the specified maximum depth, negative lengths, overlapping intervals, sampling lengths exceeding tolerance levels, missing collar data, and missing intervals.
•Data was exported from MineSight Torque to Excel CSV files and imported into a Vulcan database:
–The Vulcan database used a similar design as the MineSight Torque Resource database.
–Quality control was completed and validated in Excel.

Of the 6,237 drill holes in the database, 575 holes were used for the long-term database, and 5,662 holes were used for the short-term database. The resource database is reliable and appropriate to prepare a Mineral Resource estimate.

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Mineral Processing and Metallurgical Testing
The RDM process plant feed comprises 40% North Pit, 30% Central Pit, 30% South Pit, representing zones in the pit with different characteristics.
Since 2014, the main operational restrictions of the RDM plant were the lack of available water and power supply; however, these issues have since been solved.
Production throughput was limited by a lack of process water several times between 2016 and 2020. To address this limitation, a 4 Mm3 Water Storage Facility (WSF) was constructed in early 2018. The catchment area of the dam was significantly affected by farming activities, which caused a slow fill rate. Low water levels again caused a brief production shortfall in late September to mid-October 2019; however, the 2020 rainy season has significantly increased the volume of water stored in the WSF and the plant has been able to maintain year-round operations since then.
Following completion in March, 2019 of a 138 kV power line that connects to the Brazilian national power grid operated by Companhia Energética de Minas Gerais (CEMIG), RDM now operates with electrical power from CEMIG’s distribution lines instead of the previously-used diesel generators. This change allowed plant throughput to be increased from 290 t/h to 342 t/h by enabling operation at a higher steel-ball load in the mill.
A series of process improvements were implemented in 2019 and 2020. The measured improvement in metallurgical recovery is approximately 9%, achieving 87% recovery with a lower standard deviation. These improvements included:
•Reduction in ball size and increase in ball load
•Improved cyanide dosage control at Tank 2
•Addition of lead nitrate to the leaching circuit to passivate higher solubility sulfide surfaces
•Implemented an oxygen shear reactor in combination with oxygen sparging during pre-aeration
•Increased residence time and added carbon stages to the carbon-in-leach (CIL) by repurposing Tanks 9 & 10 to be included in the leaching circuit
Four phases of metallurgical testwork has been conducted.
•CVRD conducted cyanide leach tests at various grind sizes on 6 bulk samples. Column leach tests showed average gold recovery of 67% at -2 mm crush size. Bottle roll tests showed average gold recovery of 81% at 74 μm grind size and increasing recovery with a finer grind. They observed that sulphide ores responded reasonably well to cyanide leaching.
•SGS-Geosol Brazil conducted cyanide leaching kinetic tests and CIL tests on composite samples from Areas III, IV, and V of the open pit with a particle size of 80% passing 75 μm. Gold extraction ranged from 88.6% to 91.9% after 72 hours of leaching in the presence of activated carbon.
•G & T Metallurgical Services, Ltd. conducted tests on 11 samples that represented oxide, transition, and sulphide ore. Three series of leaching tests were conducted that included grinding, leaching, cyanide destruction, and sedimentation. The three test series used were standard cyanide leach conditions, leaching tests with lead nitrate added, and both lead nitrate and activated carbon added. The average gold extraction was 91% after 72 hours of leaching at a particle size fraction of P80 = 55-60 μm.
•RDM´s process team carried out a series of testworks with good results in 2019 and the plant process improvements were implemented in 2019 and in 2020.
The oxygen system was changed in late 2020 and early 2021. The new system increased the dissolved oxygen to approximately 11 mg/L, which resulted in a recovery increase of 3% and process stabilization.
The grinding mill was aligned, which resulted in a capacity increase from 342 to 365t/h. With additional improvements the ball charge could be increased to 33% and P80 53 μm achieved.
Mineral Resource and Mineral Reserve Estimates
Mineral Resource Estimate
The Mineral Resources, which are summarized in Table 2 and are exclusive of the Mineral Reserves, were estimated from a block model prepared by Equinox Gold and has an effective date of December 31, 2020. Results

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from grade control drilling conducted during 2019 and 2020 were used to update this model. This Mineral Resource estimate conforms to Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources & Mineral Reserves dated May 10, 2014 (CIM Definition Standards).
The resource model has been prepared using appropriate methodology and assumptions. These parameters include:
•Treatment of high assays
•Compositing length
•Search parameters
•Bulk density
•Grade estimate validation
•Cut-off grade
•Classification
The responsible Qualified Person is not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other relevant issues that would materially affect the Mineral Resource estimate.
Table 2: Mineral Resources Summary (Exclusive of Reserves)—December 31, 2020

Mineral Resource Category	Tonnage (kt)	Gold Grade (g/t)	Contained Gold (koz)
Open Pit Resources
Measured	264	1.19	10
Indicated	2,981	1.28	122
Measured + Indicated	3,245	1.27	132
Inferred	100	0.87	3
Underground Resources
Measured	0	0	0
Indicated	0	0	0
Measured + Indicated	0	0	0
Inferred	3,514	1.98	223
Total Resources
Total Measured + Indicated	3,245	1.27	132
Total Inferred	3,614	1.95	226
Notes:
1.CIM Definition Standards were followed for Mineral Resources.
2.Mineral Resources are exclusive of Mineral Reserves.
3.Open pit Mineral Resources are reported at a cut-off grade of 0.30 g/t Au.
4.Underground Mineral Resources are reported at a cut-off grade of 1.36 g/t Au
5.Mineral Resources are estimated using a gold price of $1,500/oz and constrained by conceptual pit shell and stope shells.
6.Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
7.The Mineral Resources statement has been prepared by Felipe Machado de Araújo, MAusIMM (CP), a full-time Equinox Gold employee, who is Qualified Person as defined by NI 43-101.
8.Totals may not add due to rounding.

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Mineral Reserve Estimate
The Mineral Reserves, which are summarized in Table 3, were prepared by Equinox Gold with an effective date of December 31, 2020. Mineral Reserves are reported using a gold price of $1,350/oz Au with a mine design based on the selected pit shell and an overall metal recovery of 87%.
The responsible Qualified Persons are of the opinion that the Measured and Indicated Mineral Resources within the final mine design can be classified as Proven and Probable Mineral Reserves, and are not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.
Table 3: Mineral Reserves Summary—December 31, 2020

Category	Tonnage (kt)	Gold Grade (g/t)	Contained Gold (koz)
Proven
Open Pit	10,355	1.02	338
Stockpile	1,326	0.52	22
Total	11,681	0.96	360
Probable
Open Pit	5,872	1.04	196
Stockpile	0	0	0
Total	5,872	1.04	196
Proven + Probable
Open Pit	16,227	1.02	534
Stockpile	1,326	0.52	22
Total Proven + Probable	17,553	0.99	556
Notes:
1.CIM Definition Standards were followed for Mineral Reserves.
2.Mineral Reserves were generated using the December 31, 2020 mining surface.
3.Mineral Reserves are reported at a cut-off grade of 0.33 g/t Au.
4.Mineral Reserves are reported using a long-term gold price of $1,350/oz.
5.Mining dilution of 5% and 95% mining recovery.
6.Process recovery of 87%.
7.The Mineral Reserve statement has been prepared under the supervision of Tiãozito Vasconcelos Cardoso, FAusIMM, a full-time Equinox Gold employee, who is Qualified Person as defined by NI 43-101.
8.Totals may not add due to rounding.
Mining Operations
All systems (safety, geological control, mining, processing, administration, and environmental) have been implemented for mining and are operating efficiently. MRDM personnel perform mining of ore, and a contractor mines waste material.
Conventional open pit mining methods are employed at RDM, including drilling, blasting, loading, and hauling using a fleet consisting of Atlas Copco flexiROC D65 (140 mm/5.5 in. diameter) diesel drill rigs; Caterpillar 390, Hitachi 2500 and 1200 hydraulic excavators; and Caterpillar 775, Caterpillar 777, and Komatsu 685 mechanical rear-dump trucks. Current pit bottom elevations for the north and south ends of the open pit are approximately 717 and 705 m, respectively, and the crusher elevation is 865 masl.
The strip ratio of the design pit is relatively high, at approximately 6.9:1 (waste:ore). The mined tonnage is proposed to be at a constant rate throughout the life-of-mine (LOM).
Haul distances to the waste dumps and run-of-mine ore stockpile crusher area are moderate (approximately 1.8 to 2.6 km). Total daily waste material movement is estimated to be approximately 60,000 t/d, and direct ore haulage

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is estimated to be 7,890 t/d (2.88 Mt/a). Alternate waste dump locations, although limited, are under evaluation. The mining permit would require an amendment to modify waste dump designs.
Weather and elevation should not impact productivities; however, severe rainfall may occur in the region. In addition to recycled process water, RDM relies on make-up water from a water storage dam and a well field.
Processing and Recovery Operations
The circuit was designed to process an average of 7,890 t/d (2.88 Mt/a), but, with some modifications, could be expanded to 9,000 t/d (3.28 Mt/a).
The overall process flowsheet consists of:
•Three-stage crushing circuit
•Ball mill grinding, closed with hydrocyclones
•Thickening to produce a leach feed of 40% solids
•Cyanide leaching circuit
•Cyanide detoxification
•Zadra pressure-stripping of the carbon
•Electrowinning of the carbon eluent
•Casting of gold bars in an induction furnace.
Reference should be made to the RDM Technical Report for details on the key operating parameters and the performance indicators for the MRDM processing facility for 2019 and 2020. Production at MRDM is primarily affected by the ore blend, mine water supply, and plant availability. The 2020 performance was better than 2019, even though the mill feed rate was slightly lower— 314 t/h versus 343 t/h. Nevertheless, the availability was higher, at 95%, which resulted in an annual production of 2.75 Mt/a compared with 2.55 Mt/a in 2019. The metallurgical recovery was 69 koz in 2020, 7 koz (3.5%) more than in the previous year.
Infrastructure, Permitting and Compliance Activities
Infrastructure
All the necessary infrastructure for the operation is in place, which includes, but is not limited to, open pit mine, open pit waste storage facilities, internal mine property roads, processing facilities, offices and support buildings, water wells, electrical power grid, access road, transportation and shipping facilities, communications, tailings storage facility (TSF), and WSF.
The RDM site is currently connected to the national electrical grid (operated by CEMIG). Four diesel generators with a capacity of 6.4 MWh are available as an alternative to the grid. The current power supply contract is for 12.9 MWh with the possibility of increasing demand to 15.0 MW if there is a need to expand and increase production capacity. Establishment of the transmission line has reduced operating costs and increased production capacity.
RDM is susceptible to drought. According to the Knight Piésold Pty Ltd water balance, a water reservoir with a capacity of 3.0 to 4.0 Mm3 is sufficient to allow for plant operation at full capacity during two rainy seasons´ drought. Based on the water balance, RDM will require 1,640.13 m3/h of make-up water at the full processing capacity of 2.88 Mt/a (7,890 t/d). A freshwater reservoir with capacity for 4.0 Mm3 was completed in 2016 to store water collected during the rainy years, and has been used in the dry years ever since. Currently, water from the TSF, WSF, and eight freshwater wells provide water to RDM. The quantity of water that can be pumped from the wells is limited by permit.

Permitting and Compliance
RDM is a conventional CIL operation that has incorporated environmental mitigation into daily operations (i.e., water mitigation, concurrent reclamation/closure design).

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RDM is in a remote and dry location, and vegetation and faunal compositions are critical habitat for many biodiversity resources. The mining operations will result in vegetation suppression over an area of approximately 362 ha.
Due to the previous mining activities and environmental liabilities, MRDM conducted supplementary baseline studies to assess groundwater, surface water, and soil quality prior to the start of operations. As part of conditions of the environmental license, MRDM conducts environmental monitoring programs of surface water, groundwater, soil, fauna, and flora to closely monitor potential changes in the quality of these resources. MRDM has ongoing reclamation programs and has set-aside areas for biodiversity conservation.
Historical acid rock drainage (ARD) issues and high concentrations of arsenic in ground and surface water need to be closely monitored to prevent off-site contamination of water resources. In 2020, an external consultancy (HIDROGEO Engenharia e Gestão de Projetos) reassessed the geochemical studies for prediction of ARD from RDM operations. As noted above, as a condition of the environmental license, MRDM will continue to monitor ground and surface water resources, and additional mitigation measures will be implemented should ARD be detected.
The socio-economic surveys with the residents in the vicinity of the operation are in the final phase for a subsequent evaluation and acquisition of the properties.
Equinox Gold has the necessary in-country permits and licenses to operate in compliance with Brazilian regulations. All licences and permits are in good standing as of the date of the RDM Technical Report, and reference should be made to the RDM Technical Report for a list of such permits and licenses, including applicable expiry dates. Additional permits will be obtained, as needed, to accommodate the future mine operations.
Current Capital and Operating Costs
Capital Cost Estimates
The table below presents the 2021 capital costs and the 2022 budgeted capital costs.
Table 4: Capital Costs

Description	2021 Costs ($ million)	2022 Budget ($ million)
Capitalized stripping & mine development	21.9	15.0
Infrastructure & Equipment	10.1	10.3
Exploration	-	2.8
Reclamation & rehabilitation	1.1	1.5
Total	33.10	29.6
Notes:
1.Totals may not add due to rounding.
2.Capital costs include exploration expenses and reclamation & rehabilitation costs and lease payments for haul trucks and mining equipment.
The capital costs include standard sustaining costs for mining, processing and general and administration costs and expansionary capital costs.
Operating Cost Estimates
The table below presents the 2021 operating costs and the 2022 budgeted operating costs.

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Table 5: Operating Costs

Description	Units	2021 Costs ($)	2022 Budget ($)
Mining open pit	US$/t mined	2.0	2.4
Processing	US$/t processed	10.0	12.5
Site General	US$/t processed	2.7	3.9
Notes:
1.Totals may not add due to rounding.
2.Operating costs include all mining, processing and general and administration costs including waste stripping.
3.Costs are variable depending on whether ore mined and milled is classified as oxide, transitionary or fresh rock. Costs are based on whether the material being processed is stockpiled or in situ material.
Cost estimates in the tables above are based on the RDM mine plan and Equinox Gold’s current estimates as of December 31, 2021. Costs in individual years may vary significantly as a result of, among other things, current or future non-recurring expenditures, changes to input costs and exchange rates and changes to current mining operations or the mine plan. The current mine plan is based on existing Mineral Reserves. Ongoing exploration and analyses at operating mines are conducted with a view to identifying new Mineral Resources and upgrading existing Mineral Resources to higher confidence levels and potentially into new Mineral Reserves. If new Mineral Reserves are successfully identified it may alter the current mine plan and potentially extend the mine life.
Recent Exploration, Development and Production
Exploration
The Company completed 5,294 m of drilling at RDM in 2021. The in-fill and step-out program focused on near-mine resource growth. For 2022, the Company has budgeted $3 million for exploration at RDM, with a focus on potential extensions along strike and down dip.
Development
The Company has budgeted $11 million sustaining capital investment for Fazenda in 2022, of which $9 million relates to increasing capacity of the TSF and installing a tailings thickener to reduce water consumption. Budgeted non-sustaining growth capital of $18 million relates primarily to capitalized stripping for a pushback of the open pit to provide better access to the ore body. In addition, the Company has allocated $3 million for exploration to undertake the first exploration campaign at RDM in several years, with a focus on potential extensions along strike and down dip.
Production
RDM produced a total of 58,829 ounces of gold during 2021 at AISC of $1,410 per ounce of gold sold.
RDM production is expected to increase almost 30% compared to 2021 as the result of modifications to the pit design based on a new geotechnical model. Production for 2022 is estimated at 70,000 to 80,000 ounces of gold. Cash costs are estimated at $1,200 to $1,250 per oz and AISC is estimated at $1,350 to $1,400 per oz.

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Castle Mountain Mine
Castle Mountain is a ROM heap leach gold mine located in California, USA, approximately 200 miles north of Equinox Gold’s Mesquite mine. Castle Mountain produced more than 1.2 million ounces of gold from 1992 to 2004, when production ceased due to low gold prices. The property was substantially reclaimed from 2004 to 2012, but operating permits remained in good standing. Castle Mountain is being developed by Equinox Gold in two stages. Phase 1 construction was completed in 2020 with commercial production achieved in November 2020. Castle Mountain Phase 1 operations produced a total of 25,270 ounces of gold in 2021 at AISC of $1,429 per ounce of gold sold. The Company completed a feasibility study for the Phase 2 expansion in March 2021, outlining plans to extend the mine life and expand production to more than 200,000 ounces of gold annually. Phase 2 permitting is expected to commence in Q1 2022.

Unless otherwise indicated, the information that follows relating to Castle Mountain is based on, derived substantially from, and in some instances is a direct extract from, the Castle Mountain Technical Report. Technical information disclosed since the effective date of the Castle Mountain Technical Report has been updated under the supervision of the Qualified Persons noted in the section ‘Interest of Experts’ on page 167. The information below is based on assumptions, qualifications and procedures that are set out only in the Castle Mountain Technical Report and reference should be made to the full text of the Castle Mountain Technical Report which Equinox Gold has filed under its SEDAR profile at www.sedar.com, its EDGAR profile at www.sec.gov/EDGAR and which is also available on Equinox Gold’s website at www.equinoxgold.com.
Project Description, Location and Access
Castle Mountain is located in the historic Hart Mining District, at the southern end of the Castle Mountains, San Bernardino County, California, 60 mile (100 km) south of Las Vegas, Nevada. The project is in the high desert area near the Mojave National Preserve and Castle Mountains National Monument.
Year-round road access is available from the city of Las Vegas, Nevada approximately 70 mile (113 km) by road north of the project. The road access is paved highway from Las Vegas to Walking Box Ranch Road, and then by an 18 mile (29 km) unpaved two-lane road to the project area. This existing access road is well maintained and of good quality for necessary vehicular access as required for construction and operation of the project.
Surface Rights
The Castle Mountain property includes eight patented claims and 1,226 unpatented lode, placer and mill site claims.
Equinox Gold has full legal access to the project with respect to surface and mineral rights. There are no known dates of expiration to mining claims pertinent to the Project.

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Royalties
Castle Mountain is subject to several royalties which are payable to different parties. The Franco-Nevada royalty applies to all ounces from the project and the other royalties are area specific. Royalties payable include:
•2.65% Franco-Nevada royalty applied to all ounces
•5.00% Conservation royalty
•2.00% American Standard royalty
•5.00% Huntington Tile royalty
History
The Hart Mining District covers the southern end of the Castle Mountains. Several hundred old prospects, pits trenches, waste rock dumps and underground workings extend over an approximate two square mile (5.2 km2) area overlapping the project area. In 1907, three underground gold mines were brought into production at Oro Belle, Big Chief and Jumbo and by 1911 the mined veins were exhausted. A resurgence in exploration activity commenced in 1968 until the early 2000’s with a variety of operators. Viceroy Gold Corporation (Viceroy) together with MK Gold Corporation completed a feasibility study and commenced gold production at Castle Mountain in 1991. By 1996, the Jumbo South and Leslie Ann (JSLA) deposits were considered exhausted. Mining from the Jumbo pit ceased in 2001 due to localized pit-wall stability issues resulting in the deepest bench mined approximately 200 ft (61 m) above the planned pit design. Mining from the Oro Belle and Hart Tunnel deposits ceased in 2001 due to low gold prices. Heap leaching continued until 2004, primarily in a rinsing operation to recover residual gold values and reduce cyanide levels in the heap. Reclamation began in 2001 and by 2012 all criteria for successful reclamation had been met. A total of 1.24 Moz was recovered from 36.2 Mton (32.8 t) processed at an average grade of 0.043 oz/ton (1.47 g/t) with a combined average recovery of 80% from milled and heap leached ore between 1991 and 2004. Minimal exploration activity occurred between 2005 and 2011. NewCastle Gold Ltd (NewCastle) acquired the Project in 2012.
Equinox acquired NewCastle on December 22, 2017 and NewCastle became a wholly owned subsidiary of Equinox. The transaction was a three-way merger between Trek Mining Inc, NewCastle Gold, and Anfield Gold Corp., with the resulting company renamed to Equinox Gold Corp. NewCastle has 100% of the right, title and beneficial interest in and to Castle Mountain Venture GP (CMV) which owns Castle Mountain.
Geological Setting, Mineralization and Deposit Types
The project is in the eastern Mojave Desert which transitions to the Basin and Range region to the north and the Colorado Desert to the south. The Castle Mountains are a relatively small range extending north-northeast from the northern end of Lanfair Valley in California into Piute Valley in Nevada. The project is located near the southern end of the Castle Mountain range with elevations at the Project site ranging from about 4,100 ft to 5,100 ft (1,250 to 1,555 m).
Proterozoic metamorphic and plutonic rocks form the basement of the Castle Mountains; these are overlain by pre-volcanic sediments, and Miocene sedimentary and volcanic rocks. The oldest known unit in the stratigraphic package is metamorphic Proterozoic basement rocks comprised of a massive sequence of biotite schist, biotite gneiss and meta-granite. Locally overlying the basement rocks is a Proterozoic sedimentary sequence of conglomerate with lesser sandstone. The regionally extensive Peach Springs Tuff unconformably overlies the Proterozoic units.
The Miocene-age Castle Mountains Volcanic Sequence (CMVS) includes all volcanic units above the Peach Springs Tuff and below the Piute Range volcanic rocks. The CMVS was emplaced during three intrusive-extrusive episodes between around 18.8 and 13.5 million years ago. The CMVS is defined by the Jacks Well formation characterized by epiclastic and volcanic rocks with minor mudstone, the Linder Peak rhyolitic volcanic and volcaniclastic rocks and the Hart Peak rhyolite and late dacite dikes. Linder Peak is represented by a complex suite of volcanics and

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volcaniclastics including flow-domes, and clastic tuffs comprised of monolithic breccia, polylithic breccia, and ashfall tuffs.
The Castle Mountain project is classified as a low-sulfidation epithermal gold deposit. CMVS rocks are the primary host of epithermal gold mineralization at the project. Structure and associated rock porosity-permeability characteristics are the first-order control on the distribution of gold. Silica alteration and iron oxide minerals generally occur with gold mineralization. Gold and electrum are the dominant gold-bearing minerals identified from gold deportment studies.
Exploration
Exploration by NewCastle includes an airborne LiDAR survey, geophysical surveys including Transient Electromagnetic (TEM) and gravity, detailed mapping and surface grab and chip sampling. The deposit area exposures were mapped in detail and combined with a comprehensive geochemical and petrographic study of the rock types to evaluate the structural and stratigraphic setting. NewCastle exploration work was streamlined to create a framework for logging and relogging that was integrated into a refined geologic model including lithology, oxidation, structure, and alteration models for the Castle Mountain Technical Report.
Grid-controlled rock sampling was conducted over seven prospective areas to expand on the rock and soil sampling completed by Viceroy.
Drilling
Drilling on the project is summarized by the material type intersected, the in-situ hard rock or the backfill and waste dump materials, respectively. Purpose designed drill holes have been completed to support the Castle Mountain Technical Report, including drilling samples for metallurgical testing, infrastructure condemnation, geotechnical study, and potential water sources.
Diamond, RC, and conventional rotary (rotary), drilling methods have been used within the hard rock with a total of 1,557,140 ft (474,597 m) within 2,111 holes. The legacy drilling completed by Viceroy was completed entirely within hard rock material using rotary, RC and diamond drilling methods for a total of 1,184,180 ft (360,920 m) within 1,772 drill holes. NewCastle completed an additional 372,960 ft (113,677 m) of hard rock drilling in 339 drill holes at the project, primarily using angled RC and diamond core drilling to improve the geological understanding of the deposits.
The JSLA backfill and waste dumps have been drilled exclusively by NewCastle in 1,685 reverse air blast (RAB) and RC holes with a total footage of 370,212 (112,835 m).
Blastholes were used to monitor production during historical Viceroy operations. The samples cover the benches in the Jumbo and Oro Belle pits and a small portion of the benches in JSLA.
Sampling, Analysis and Data Verification
Samples from the Viceroy and NewCastle exploration drilling have been utilized in preparing the Mineral Resource Estimate. Core and RC sample intervals are a nominal 5 ft (1.5 m) length but range from 2 ft to 7 ft (0.6 - 2.1 m) in length.
Viceroy drill hole samples were collected at 5 ft (1.5 m) intervals over the entire length of each drill hole. Routine pulp duplicate analyses were performed at the primary lab. The QA/QC practices implemented by Viceroy do not have current records; however, check assay samples submitted to umpire commercial labs and the Castle Mountain mine lab (that was in operation at the time Viceroy operated the mine) did not indicate systematic bias

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or accuracy issues with the original assays from the primary labs (Temkin, 2012). Legend and Rocky Mountain Geochemical (RMG) in Reno, Nevada were the primary laboratories. Both laboratories were independent of Viceroy; however, neither was accredited. Viceroy drill hole samples were analyzed for gold and silver by fire assay on a one-assay ton (29.166 g) subsample followed by AAS finish, with samples returning gold values greater than 0.100 oz/ton (3.43 g/t) being re-assayed by fire assay on a one-assay ton subsample with a gravimetric finish.
NewCastle drill hole samples were prepared and assayed by ALS Global (ALS) or Bureau Veritas (BV), formerly Inspectorate, at their facilities in Reno or Elko, Nevada. Check assays were completed at American Assay Laboratories in Sparks, Nevada. All the laboratories are International Standards Organization (ISO) accredited operations which are independent of Equinox Gold. Gold was assayed by 1.06 oz (30 g) fire assay with AAS finish. Gold assays returning greater than 0.2917 opt (10.00 g/t) gold were re-assayed by fire assay with a gravimetric finish and gold assays returning greater than 0.006 opt (0.2 g/t) gold were analyzed for gold cyanide solubility.
Core and chip samples from diamond, RC, and RAB holes were transported to the secure on-site logging facility where they were processed and prepared for shipment by NewCastle. NewCastle maintained a QA/QC sampling program, including insertion and review of coarse blanks, certified reference materials (CRM), and duplicates. Sample shipments are shipped directly to the independent laboratory for preparation and analyses.
NewCastle operations follow a standard operating procedure for processing, data collection, and sampling of the drill holes. All samples have adequate security and tracking measures employed during preparation and transport. Records of the drilling and samples are retained at the project site and at the Vancouver office.
Mineral Processing and Metallurgical Testing
Significant metallurgical testwork has been performed on Castle Mountain samples from 2015 to 2020. Given the intention to process lower grade ore on a leach pad and higher grade ore using conventional milling with Carbon-in-Leach (CIL), extensive testing was conducted for each process route and on a wide variety of samples. Data from this work along with historical production data has formed the basis for the project process design criteria.
Testwork performed in 2020 has supplemented extensive test programs previously conducted in 2015 and 2018. Drill core samples were used, and the focus was on expanding the metallurgical understanding of the material to be processed through increased spatial and lithological representation within the mineral resource. The key testwork carried out included:
•Column leach tests on heap leach grade ore using the same parameters as in prior testing to verify and supplement the results.
•Column load permeability tests.
•Gravity concentration followed by leaching of the gravity tails and whole ore leaching of higher-grade mill feed samples.
Additional test programs conducted in 2020 to support the Castle Mountain Technical Report include:
•Mineralogical analysis and gold deportment study.
•Materials handling and comminution tests.
•Carbon loading and oxygen uptake tests.
•Cyanide detoxification tests.
•Thickening, tailing filtration and slurry rheology tests.
•Filtered tailings geotechnical stability analysis.
•Testwork to determine the potential amenability to ore sorting.

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Castle Mountain ore can be generally characterized as friable but moderate to relatively hard based on the testwork considered. Based on the testwork, bond ball work indices ranged from 12.3 to 18.0 kWh/ton (13.6 to 19.8 kWh/t). A weighted average of 15.2 kWh/ton (16.7 kWh/t) based on lithology was selected for the design of the grinding circuit. The Axb results from seven SMC tests ranged from 38.1 to 56.1 while the 80th percentile was 43.0.
The arithmetic average gold recovery from all column leach tests was 80%, while the weighted gold recovery based on ounces per lithology type was 82%. The historical production data from 1992 to 2004 was over 76% recovery specifically for the heap leach ore. Considering lab and historical operating data combined with the plan to leach ROM size ore, the permeability, and effective leaching of the side slopes, the expected LOM heap leach gold recovery is expected to be 67% during the LOM operation and 74% after final rinsing.
For mill grade ores processed through the mill with gravity concentration and a leach/CIL circuit with 30 hours of retention time, an overall gold recovery of 94% is expected.
Mineral Resource and Mineral Reserve Estimates
Mineral Resource Estimate
The Mineral Resources presented below conform with the CIM Definition Standards (2014), have been prepared according to CIM Best Practice Guidelines (2019), and are reported in accordance with NI 43-101.
Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves. Inferred resources have a greater amount of uncertainty as to their existence and whether they can be mined legally or economically. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated (or Measured) with continued exploration.
In order to sufficiently test the reasonable prospects for eventual economic extraction by an open pit, pit shells were generated using the variable slope Lerchs Grossmann algorithm in Hexagon’s MinePlan® software. The results of the pit optimization partially form the basis of the Mineral Resource Statement and are used to constrain the Mineral Resource with respect to the CIM Definition Standards. Pit optimization does not constitute an attempt to estimate reserves. A summary of the Measured, Indicated and Inferred Resources exclusive of Reserves are summarized in the following table.
Areas of uncertainty that may materially impact the Mineral Resource estimate include commodity price assumptions, metal recovery assumptions, mining and process cost assumptions, pit slope angles and applied top cut values. In the opinion of the QP there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors which would materially affect the Mineral Resource estimate.
Table 1: Castle Mountain Open Pit Resources Exclusive of Reserves (Metric units)

Classification	Au Cut-off (g/t)	Tonnes (kt)	Au (g/t)	Contained Au (koz)
Measured	0.17	781	0.68	17
Indicated	0.17	73,452	0.62	1,453
Measured and Indicated	0.17	74,233	0.62	1,470
Inferred	0.17	69,890	0.63	1,422
Notes:
1.Mineral Resources are reported exclusive of reserves.
2.Mineral Resources are reported using gold price of $1,500 /oz gold.

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3.Open pit Mineral Resources are reported using a cut-off grade of 0.17 g/t gold and are constrained using an optimized pit generated using Lerchs Grossmann pit optimization algorithm with parameters summarised in the Castle Mountain Technical Report.
4.The Mineral Resource statement has been prepared by Trevor Rabb, P.Geo. (Equity) who is a Qualified Person as defined by NI 43-101.
5.Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
6.Any discrepancies in the totals are due to rounding.
7.Mineral resources from Castle Mountain Project presented herein have an effective date of June 30, 2020.
Mineral Reserve Estimate
The Proven and Probable Mineral Reserves at Castle Mountain have been classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves. The project Mineral Reserves are based on the conversion of the Measured and Indicated Resources within the Castle Mountain Technical Report mine plan, with open pit phase designs guided by Lerchs-Grossmann optimized pit shells.
The Mineral Reserve estimate for Castle Mountain, effective June 30, 2020 is summarized in the following table. The Mineral Reserves have been reported using a cut-off grade of 0.005 opt (0.17 g/t) gold.
Table 2: Mineral Reserve Statement

Classification	Tonnes (kt)	Gold Grade (g/t)	Gold (koz)
Proven	84,910	0.55	1,498
Probable	172,990	0.48	2,670
Proven & Probable	257,900	0.51	4,168
Notes:
1.The Mineral Reserve estimate with an effective date of June 30, 2020 is based upon the Mineral Resource estimate prepared for Equinox Gold Castle Mountain Venture by Trevor Rabb P.Geo, and described in Section 14 of the Castle Mountain Technical Report, with an effective date of June 30, 2020.
2.The Mineral Reserve was estimated by Nilsson Mine Services Ltd. with supervision by John Nilsson P.Eng. who is a Qualified Person as defined under NI 43-101.
3.Mineral Reserves are reported within the ultimate reserve pit design with overall economics developed for $1,350/oz gold with appropriate royalties applied.
4.Mineral Reserves are reported using a cut-off grade of 0.005 opt (0.17 g/t) gold.
5.The mining costs average $1.96/t mined, processing costs are $1.47/t for ROM and $13.91/t for milling. G&A was $0.79/t ore processed.
6.The average process recovery was 73.9% for ROM and 94.5% for milling.
7.Mineral Resource is exclusive of Mineral Reserves.
Mining Operations
Mining will be an open pit operation using conventional diesel-powered truck and shovel mining equipment. The current Phase 1 operation consists of a 14,000 ton/d (12,700 tpd) ROM operation with a focus on mining backfilled material that was placed in the JSLA pit from the previous mining operation 20 years ago. Crushing and agglomeration is being introduced in 2022 to improve leach time and recoveries. The Phase 2 expansion will increase production to 53,500 ton/d and extract hard rock material from open pits which will be drilled, blasted, and loaded to mine trucks using hydraulic shovels and wheel loaders. Phase 2 mine production is split with 50,000 ton/d (45,400 tpd) to the heap leach and 3,500 ton/d (3,200 tpd) to the mill. Optimization studies are underway and the application for permit amendment is planned for late Q1, 2022.
The Phase 2 mine plan includes 14 years of operation expanding the overall life of mine (LOM) to 19 years and delivering 266.6 Mton (241.9 t) of ROM heap leach ore with an average diluted grade of 0.012 opt (0.40 g/t) gold to the leaching operation. The mill will commence operation one year later and will process 17.7 Mton (16.1 t) of ore with an average diluted grade of 0.068 opt (2.28 g/t) gold. In some years a small portion of ROM ore will be crushed and re-directed to the mill.

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Five pit areas are considered in the reserves statement with pits at JSLA (3 phases), Jumbo, Oro Belle, East Ridge (2 phases) and South Domes (2 phases). There is a total of nine phases of open pit mining starting with JSLA backfill and moving north, and then to South Domes to complete the operation. The mining sequence of the phases allows for backfilling of waste as the pit reaches final limits.
The mine plan incorporates the following elements:
•Staggered mining equipment deliveries in Year 4 and Year 5;
•Ramp up overall mining rate to 60 Mton/y (54 Mt/y) through to Year 8 then expand gradually to 80 Mton/y (73 Mt/y) through to Year 16 when production begins to drop through Year 19;
•Overall sequence of development in the JSLA, Jumbo, Oro Belle and East Ridge area is clockwise development to final to pit limits in each area to allow for an orderly sequence of backfilling waste as pits are completed;
•Sequence at South Domes is an initial southwest pit with an expansion to the northeast; and
•The resource block model was developed on 20 ft (6.1 m) benches. The mine design was developed using the 20 ft bench height with triple benching to 60 ft between design catch benches or berms. Operations are planned for a 30 ft (9.1 m) bench height. Sinking rates in the schedule were limited to 300 ft/y (91 m/y) or the equivalent of 10 benches/year. Drills, loading units and support equipment appropriate for mining a 30 ft bench height have been selected for the mine plan and associated cost estimates.
Phase 1 mining is to be completed by contract mining services. Mine supervision and technical management will be handled by the CMV mining team while all other mining functions will be the contractor’s responsibility. A transition to operator owned mining services or fleet will start prior to Year 5 in parallel with Phase 2 mining. Full Phase 2 mining production coincides with the start of the fully expanded processing facilities, estimated to be in Year 6.
The total in-pit waste is 701.9 Mton (636.8 Mt) which is to be placed in the various waste rock management facilities and within open pits once final pit limits are reached. The waste includes 15.0 Mton (13.6 Mt) of Inferred Mineral Resources within the ultimate reserve pit limits which presents an opportunity for future resource classification conversion. The overall strip ratio is 2.47:1. Final waste dump slopes are 2H:1V or 26.5°. There is a northwest waste dump and southeast waste dump designed within the mine property boundary.
The mining equipment will operate on 30 ft (9.1 m) high benches with double benching in waste, up to 60 ft (18.2 m) high. Berms will be left on alternate benches in hard rock. Wall slope design recommendations have been implemented for inter-ramp slopes with variable berm widths and bench face angles. Inter-ramp slope angles are determined by geological domains which vary from 48 to 52°, with modified slope angles within structural domains of 40 to 46°. Bench face angles vary from 60 to 79° depending on the domain and host lithology.
Equipment sizing for ramps and working benches is based on the use of 250-ton rigid frame trucks. Haulage and in-pit access roads will be double lane access and have 100 ft (30m) width, which is three times the equipment width plus berm and ditch. The maximum ramp gradients are 10% in-pit but can be constructed to 8% to maximize productivity. Working benches were designed for 35 m to 40 m minimum on pushbacks, although some push-backs do work in a retreat manner to facilitate access.
Alluvium, backfill, and waste dump material will be free-digging. Hard rock will require drilling and blasting. Ore grade control will utilize rotary blast holes drilled across a full bench height of 30 ft (9.1m). Blastholes will be grid drilled to facilitate breakage and will be loading with ammonium nitrate and emulsion explosives. The blastholes will be sampled to provide analytical results for planning. Drilling will be in advance of the mined benches to allow proper short-term planning.
Heap leach ROM ore will initially be hauled to the existing Phase 1 leach pad. In Phase 2 of the LOM plan, ROM will be hauled to a new, adjacent Phase 2 leach pad that will be developed progressing from South to North, then

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towards the West. Mill feed will be placed in a stockpile adjacent to the primary crusher and re-handled by wheel loaders to feed the crusher.
Processing and Recovery Operations
The current operation consists of a 14,000 ton/d (12,700 tpd) ROM heap leach operation with gold recovery in carbon columns. Crushing and agglomeration is being introduced in 2022 to improve leach time and recoveries. The planned expansion for Phase 2 will include a 50,000 ton/d (45,350 tpd) ROM heap leach and a new 3,500 ton/d (3,175 tpd) crushing, milling and leach/CIL plant for recovering gold and silver from mill grade ore. Optimization studies are underway and the application for permit amendment is planned for late Q1, 2022.
For Phase 2, the heap leach pad will be designed to process 18.2 Mton (16.5 Mt) annually at an average life of mine (LOM) grade of 0.012 opt (0.54 g/t), while the mill will be designed to process approximately 1.3 Mton (1.2 Mt) annually at an average LOM grade of 0.068 opt (2.28 g/t) Phase 2 expansion will extend operations to approximately 19 years with an additional estimated three years of heap rinsing as part of reclamation where gold will continue to leach and be processed.
ROM heap leach ore will be loaded into haul trucks and stacked in 25-foot (8 m) lifts on the heap leach pad to be leached with a dilute cyanide solution using a drip irrigation system for 80 days. After percolating through the ore, the pregnant gold and silver bearing solution will flow by gravity to a pregnant solution tank where it is pumped to a 12,000 gpm (750 L/s) carbon-in-column (CIC) circuit to recover the precious metal from solution. The carbon adsorption circuit will consist of two trains of five cascading carbon columns.
ROM mill ore will be loaded into haul trucks and dumped on the ROM storage pad for recovery by a front-end loader and feed to a two-stage crushing plant intended to reduce ore to 80% passing ½ inch prior to feeding a single ball mill. The ball mill will be a 16.5 ft x 21 ft (5 m x 6.4 m) long equipped with a single 3,300 hp (2,460 kW) wound rotor induction motor with a variable frequency drive and process a nominal throughput of 162 ton/h (fresh feed), producing a final product P80 of 150 μm. A batch gravity concentrator will treat a portion of the grinding circuit circulating load to recover any gravity recoverable gold with the concentrate being processed in a batch intensive leach reactor (ILR).
Cyclone overflow will flow by gravity to a 68 ft (21 m) diameter high-rate pre-leach thickener which will thicken the slurry to 45-50% solids. Thickened slurry will be pumped to a hybrid Leach/CIL circuit using a series of seven agitated tanks (30 hours retention time) using cyanide solution in the presence of activated carbon to extract the gold. The thickener overflow will flow by gravity to the non-cyanide solution tank to be used as makeup water in the grinding circuit.
The carbon handling circuit is designed to handle carbon from both the heap leach CIC circuit and the mill-CIL circuit in separate batch processes. Loaded carbon at an average of approximately 15 tons/day (13.6 tpd) will be washed with hydrochloric acid and stripped under pressure. An indirect propane fired rotary kiln will treat up to 18 tons (16 t) of carbon per day, equivalent to 100% regeneration of stripped carbon.
The resulting pregnant solution from the carbon handling and ILR circuits will undergo electrowinning in four EW cells operating in parallel and the recovered precious metal sludge will be dried in a retort furnace to recover mercury. The dried sludge will be refined in an induction furnace to produce gold and silver doré. Doré bars will be the final product and will be stored in a vault within a secure area prior to shipment.
Leached slurry from the Leach/CIL circuit will report to a cyanide recovery thickener to recycle as much water and cyanide as possible back to the process. Flocculant will be added to the to aid in settling to produce a thickened product at approximately 60% solids, which will be treated in an SO2/oxygen cyanide destruction process.

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The final tailings will be pressure filtered in two of three tailing filters (1 standby). The filter cake at approximately 18% moisture will discharge to a stockpile to be reclaimed by front end loader and loaded into articulated trucks for haulage to the filtered tailings facility.
Process water needs for the recovery plant will fluctuate seasonally. Make-up water for the heap leach will change with the amount of evaporation and precipitation each month. Net evaporative losses will range from 150 gpm to 700 gpm (10 L/s to 45 L/s), averaging approximately 400 gpm (25 L/s) annually, while ROM ore on the leach pad will need to be saturated with moisture at an average of 10% and this results in an average consumption of approximately 670 gpm (42 L/s). Additional water is required for the mill process and will be largely made up with recycled water. The project will mitigate the impact of water use by use of low evaporation buried drip emitters, limiting water in ponds with larger evaporative losses, use of binders and dust collectors that limit water needs for dust suppression and using extensive water recycling in the process.
The Phase 2 expanded project is anticipated to account for 3,203,000 oz gold over the course of the mine life and rinsing of the heap leach pad.
Infrastructure, Permitting and Compliance Activities
Infrastructure
The Phase 2 expansion will continue to utilize historic facilities and the recently built Phase 1 facilities to the greatest extent possible. Phase 2 infrastructure will increase in size to meet the expanded project parameters and include new site improvements to support the operation of the required new process and mining facilities. The project supporting infrastructure will include:
•Site access, on site and service road access (most currently in operation)
•Mining haul roads (currently in operation and expanded)
•Truck service shop, fueling station, tire change pad and wash facility
•ROM ore stockpile area
•Water supply and distribution systems
•Surface water management
•Lined filtered tailings facility
•Topsoil reserve areas
•Process maintenance building
•Reagents storage and warehousing building
•Security gatehouse including medical triage area and evacuation helipad
•Communications system and plantwide process control
Electrical power requirements for Phase 2 are approximately 10 MW and this is to be provided by a connection to grid power which will be routed to site via a new transmission line from an existing Nevada Energy (NVE) sub-station near Searchlight, NV, similar to that previously used at the site and along the same right of way. Additional options including solar power have been investigated and could be developed as part of the project construction.
Filtered tailings from the mill will be produced at a moisture content of 19% to 22% by dry weight basis (16-18% wet basis) and will be delivered using 40-ton articulated dump trucks to a lined facility. Stacking of filtered tailings is considered best available technology for handling and placing this type of material. The tailings will be spread by dozer atop the reclaimed former Viceroy heap leach pad. Development of the filtered tailings facility will occur in four stages to allow for both the placement of appropriate volumes of material to match production and the rinsing of heap leach side slopes which will be directly abutted to the final filtered tailings facility footprint. The heap leach and filtered tailings will form a co-deposited and integrated facility. Rinsing is required to allow for recovery of residual gold ounces within the heap as well as to reduce cyanide levels to compliant levels within the placed heap leach material prior to final reclamation.

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By placing filtered tailings abutted to the new heap leach facility and on top of the historic leach pad, the area of disturbance on the site will be minimized. This will increase the long-term stability on the western edge of the facility and allow integrated management of solution between the tailings and heap leach facility, allowing for further recycle of cyanide.
The Castle Mountain mine will be a net zero discharge facility with regards to water with the main water loss occurring via evaporation from the surface of the heap leach pad and filtered tailings facility. Water is also used in saturating the heap leach pad and dust control mitigation for roads and site development, as necessary. The Project site-wide water balance indicates an expected make-up water demand to range from approximately 1,150 gpm to 1,900 gpm (72 L/s to 120 L/s) depending on the season. In addition to the water use mitigation measures mentioned above, further water demand reduction will be attained through greater use of onsite dust suppressants, strategic seasonal construction planning during wetter months, and optimizing the heap leach make-up water requirements through efficiency improvements.
Water supply at site currently includes three historical wells providing approximately 150 gpm (10 L/s) total and connected via existing underground pipelines to an existing 300,000 gal (1.1 ML) water tank, as well as two production wells, W-01 and W-02, with pumps installed in 2019 at the start of Phase 1 project. These production wells are located at the edge of the JSLA pit (W-01) and in the area of what will become the South Domes pit (W-02). These are bedrock wells which can produce approximately 400 gpm (25 L/s) total and are connected to a recently constructed 300,000 gal (1.1 ML) raw water tank. Additional water for the Phase 2 expansion is expected to be extracted from new wells. Recent water exploration has shown very good potential for both water near site and in a neighboring water basin. It is anticipated that once developed, wells in both areas will be able to produce between 500 and 1,000 gpm (32 and 64 lpm) of water each. The project expansion development includes the addition of new wells, and well pumps in both locations as well as an overland pipeline and booster pumps to meet the make-up water demands.
Permitting and Compliance
The mine operations encompass both public and private land. Accordingly, the County of San Bernardino (County) at the state level, and the United States Bureau of Land Management (BLM) at the federal level, have served as co-leading agencies for implementing environmental review. The current operation was issued a revised Mining Conditional Use Permit (CUP) by the County in August 2019 while the BLM issued a Decision Record and Finding of No Significant Impact (FONSI) in February 2020 approving the revised Mine and Reclamation Plan. These key permits along with others cumulatively provided authorization for current mine operations.
The Phase 2 mine expansion is expected to require a new or updated environmental review (likely in the format of an EIS/EIR) as well as several new state and federal permits and amendments. The federal lead agency, the BLM, and the California state lead agency, the County, will cooperate to prepare a single environmental review document. Federal, state, county, and local agency officials will review and comment on the analysis provided through the environmental review process. Application for permit amendment is planned for late Q1, 2022.

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Economic Analysis
The economic analysis was completed primarily utilizing a discounted cash flow model. Currency is provided in US dollars, unless otherwise noted. The following table summarizes the resulting project economics at a gold price of $1,500/oz. The Project after-tax NPV at a discount rate of 5% is estimated to be $639 million. The after-tax cash flow results in a 5.3-year payback period after start-up of commercial operation with an after-tax IRR of 17.5%. With leasing the mining fleet, the after-tax NPV remains at $639 million while the after-tax IRR improves to 18.3%, and the payback period is 5.4 years.
Table 3: Financial Summary

Category	Units	Value
Production Summary
Phase 2 Ore material mined	Mton	894
Phase 2 Ore tons processed	Mton	235
Phase 2 Life (Processing)	y	14
Phase 2 Life (Processing + Rinsing)	y	17
Heap Leach Ore	Mton	235
Head grade	oz/ton	0.0119
Recovery	%	74
Recovered Gold	koz	2,095
Mill Ore	Mton	18
Head grade	oz/ton	0.0665
Recovery	%	94
Recovered Gold	koz	1,108
Total Recovered Gold	koz	3,203
Total Payable Gold	koz	3,187
Capital Costs
Phase 2 Initial Capital	$M	510
Sustaining Capital	$M	147
Operating Costs
Mining	$/ton mined	$1.75
Mining	$/ton processed	$6.20
Processing	$/ton processed	$2.45
G&A	$/ton processed	$0.65
Refining and Transportation	$/ton processed	$0.02
Total Operating Cost	$/ton processed	$9.32
Total Production Cost	$/ton processed	$806
All-In Sustaining Cost	$/oz Au	$858
Category	Units	Value
Economic Indicators
Without Leasing	With Leasing
Internal Rate of Return (IRR), Pre-tax	%	18.9	19.7
Internal Rate of Return (IRR), After-tax	%	17.5	18.3
Undiscounted Cashflow, Pre-tax	$M	1,550	1,539
Undiscounted Cashflow, After-tax	$M	1,280	1,268
Net Present Value (NPV) @5%, Pre-tax	$M	784	784
Net Present Value (NPV) @5%, After-tax	$M	639	639
Payback Period (Based on After-tax)	y	5.3	5.4

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Current Capital and Operating Costs
Capital Cost Estimates
The table below presents the 2021 capital costs and the 2022 budgeted capital costs.
Table 4: Capital Costs

Description	2021 Costs ($ million)	2022 Budget ($ million)
Capitalized stripping & mine development	7.8	-
Infrastructure & Equipment	13.9	17.9
Exploration	-	1.7
Reclamation & rehabilitation	0.1	0.1
Total	21.8	19.7
Notes:
1.Totals may not add due to rounding.
2.Capital costs include exploration expenses and reclamation & rehabilitation costs and lease payments for haul trucks and mining equipment.
The capital costs include standard sustaining costs for mining, processing and general and administration costs and expansionary capital costs.
Operating Cost Estimates
The table below presents the 2021 operating costs and the 2022 budgeted operating costs.
Table 5: Operating Costs

Description	Units	2021 Costs ($)	2022 Budget ($)
Mining open pit	US$/t mined	3.1	2.5
Processing	US$/t processed	1.9	5.7
Site General	US$/t processed	1.4	2.0
Notes:
1.Totals may not add due to rounding.
2.Operating costs include all mining, processing and general and administration costs including waste stripping.
3.Costs are variable depending on whether ore mined and milled is classified as oxide, transitionary or fresh rock. Costs are based on whether the material being processed is stockpiled or in situ material.
Cost estimates in the tables above are based on the Castle Mountain mine plan and Equinox Gold’s current estimates as of December 31, 2021. Costs in individual years may vary significantly as a result of, among other things, current or future non-recurring expenditures, changes to input costs and exchange rates and changes to current mining operations or the mine plan. The current mine plan is based on existing Mineral Reserves. Ongoing exploration and analyses at operating mines are conducted with a view to identifying new Mineral Resources and upgrading existing Mineral Resources to higher confidence levels and potentially into new Mineral Reserves. If new Mineral Reserves are successfully identified it may alter the current mine plan and potentially extend the mine life.
Recent Exploration, Development and Production
Exploration
The Company did not undertake any exploration at Castle Mountain in 2021. Castle Mountain’s 2022 exploration budget of $2.5M includes 8,300m of dump drilling, 1,500m of bedrock drilling, and additional supportive geometallurgical test work.

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Development
The Company has budgeted $11 million sustaining capital investment for Castle Mountain in 2022, with $3 million allocated for plant modifications and $7 million for the current leach pad expansion that is expected to accommodate the entirety of Phase 1 operations. The Company has budgeted for non-sustaining growth capital of $9 million, which includes $7 million for Phase 2 permitting, optimization studies and metallurgical test work. The Company expects to submit Phase 2 permit applications in Q1 2022.
Production
Castle Mountain produced a total of 25,270 ounces of gold in 2021 at AISC of $1,429 per ounce of gold sold.
Castle Mountain production for 2022 is estimated at 25,000 to 35,000 ounces of gold with cash costs of $1,150 to $1,200 per oz and AISC of $1,475 to $1,525 per oz.

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Santa Luz Mine
Santa Luz is a restart project of a past-producing open-pit mine located in Bahia State, Brazil. Production commenced in mid-2013 by a previous owner and was suspended in September 2014 due to processing difficulties and lower than planned recoveries. Leagold completed an update of the feasibility study for Santa Luz in October 2018 incorporating resin-in-leach (RIL) gold recovery. Equinox Gold updated Leagold’s feasibility study and on November 9, 2020, commenced full construction of Santa Luz with the objective of restarting production. Production for 2022, which will be a partial year, is forecast at 70,000 to 9,000 ounces of gold. When operating at capacity, Santa Luz is expected to produce approximately 100,000 ounces of gold annually.

Unless otherwise indicated, the information that follows relating to Santa Luz is based on, derived substantially from, and in some instances is a direct extract from, the Santa Luz Technical Report. Technical information disclosed since the effective date of the Santa Luz Technical Report has been updated under the supervision of the Qualified Persons noted in the section ‘Interest of Experts’ on page 167. The information below is based on assumptions, qualifications and procedures that are set out only in the Santa Luz Technical Report and reference should be made to the full text of it which Equinox Gold has filed under its SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov/EDGAR and which is available on Equinox Gold’s website at www.equinoxgold.com.
Project Description, Location and Access
Santa Luz is located within the Maria Preta mining district, 35 kilometers north of the town of Santa Luz, in Bahia State, Brazil. Santa Luz is approximately 240 km northwest of the state capital, Salvador, 115 km by road from Equinox Gold’s Fazenda Brasileiro gold mine, and 163 km from Yamana Gold’s Jacobina gold mine.
Access from Salvador is by way of highway BR-324 to Feira de Santana, BR-116 to Serrinha, BA-409 to Conceição do Coité, and finally BA-120 to Santa Luz. From Santa Luz, the property is accessed by way of a municipal dirt road. The center of the property has approximate latitude and longitude coordinates of 11°00'28" S and 39°18'28" W, respectively.
A railway operated by VLI Transportadora links Salvador and the sister cities Juazeiro and Petrolina, and has a station in Santa Luz.
A few gravel runways in the region can handle small aircraft, the closest being at the cities of Valente and Serrinha, approximately 20 km and 90 km from Santa Luz, respectively. Since early 2015 the Feira de Santana airport, which is 153 km from Santa Luz, has been operating daily flights from Campinas City, São Paulo state.
Santa Luz will be a conventional off-road truck and shovel open -pit mining operation, utilizing a mining contractor for material movement. After the pre-production period, the nominal ore production rate over the following eight years is projected to be 2.77 million tonnes per annum (Mtpa), or 7,595 tpd excluding rehandling, plus 1.5 additional years at a lower rate from residual stockpile feed, over the total 9.5 year LOM. The stripping ratio is 4.3:1 waste to ore including stockpiles (or 4.7:1 excluding stockpiles) and 6.9 Mt of pre-stripping is proposed (excluding the rehandling of old stockpiles), based on the mine schedule.

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Surface Rights
The Santa Luz properties cover an area totaling 48,599.25 ha, including 36 exploration permits (42,666.41 ha), six mining concessions (2,611.69 ha), and four mining concessions in application (3,321.15 ha). Eight are at the exploration stage with a Partial Exploration Report submitted to ANM requesting a deadline extension (9,849.47 ha). Two are at final exploration stage with the Positive Final Exploration Report already submitted to ANM (1,885.88 ha), indicating reasonable prospects to continue with economical analyses and subsequent mining concession application after ANM’s approval of reports. Five are at the final exploration stage with the Negative Final Exploration Report already submitted to ANM (6,711.28 ha), which means that these areas should be considered available after ANM’s approval of reports. Twenty-one are at an exploration stage (24,219.78 ha). One of the exploration permits expired during 2020 and is either in the process of submission of reports or will lapse. This exploration permit does not impact the Mineral Resources or Mineral Reserves, or future operations.
The Santa Luz claims cover several farms. Agreements were signed between Yamana and the landowners to allow mining and exploration activities, and these agreements have been transferred to Equinox Gold.
Equinox Gold has verified that there are no environmental liabilities on the property. Equinox Gold has all required permits to conduct work on the properties. These permits and their status are listed and described in Section 20 of the Santa Luz Technical Report. Equinox Gold has verified that there are no other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the property.
Royalties
Royalty agreements currently exist with the Federal Government for 1.5% of gross revenue and with Companhia Sisal do Brasil (COSIBRA) for 1% of gross revenue, and were included in the cash flow and pit optimization analysis. An additional 2% royalty was included for the Companhia Baiana de Pesquisa Mineral (CBPM) area of the C1 deposit.
History
During the 1970s, Companhia Vale do Rio Doce (CVRD) invested in a regional prospecting program in Bahia state, while other private and state companies carried out intensive prospecting, geological mapping, and research programs. During this time, the Rio Itapicurú Greenstone Belt (RIGB) was identified.
Between 1979 and 1981, CBPM conducted several geological and prospecting programs within the RIGB. These activities identified several gold-bearing trends and prospects including deposits within the Santa Luz area, which were mined between 1987 and 1995 by CBPM’s subsidiary Rio Salitre Mineração Ltda.
In January 2005, Yamana completed an agreement with CBPM to acquire 7,000 ha of land over the C1 historic mine. Under this agreement, CBPM retains a 2% royalty interest in these concessions.
In May 2007, Yamana expanded its land ownership through the acquisition of mining concessions from Mineração Santa Elina (MSE), formerly owned by CVRD, which included the Antas 1, Antas 2, and Antas 3 deposits and associated historic mine workings. The 2007 agreement also retained a royalty interest which was transferred from MSE to Callix Finance Inc. in April 2014 and was finally extinguished through an agreement between Yamana and Callix Finance Inc. in March 2015.
In December 2014, it was announced that a new subsidiary, Brio Gold Inc., (Brio) was formed by Yamana to hold Fazenda, Pilar through Companhia Goiana de Ouro, and Santa Luz, as well as some related exploration concessions, all of which were held as non-core assets within Yamana. Brio became an independent, publicly traded company in

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December 2016. Leagold acquired Brio on May 24, 2018 and became the owner of Santa Luz. On March 10, 2020 Equinox Gold acquired Leagold and became the owner of Santa Luz.
Geological Setting, Mineralization and Deposit Types
The Santa Luz project area is hosted within the RIGB, which comprises the northeastern portion of the São Francisco Craton which was formed through the collision of several small Archean cratons during the Paleoproterozoic Trans-Amazon Orogeny (approximately 2 Ga).
The Paleoproterozoic aged RIGB is the largest greenstone belt in the São Francisco Craton. Thought to be formed in a back-arc tectonic setting, the north-south trending RIGB extends for approximately 100 km and ranges in width from 30 km to 50 km. It is comprised of three domains (mafic volcanic, felsic volcanic, and sedimentary), all intruded by later granitioid bodies.
Gold deposits and prospects in the Santa Luz project area occur in shear and breccia zones at, or proximal to, the faulted contact of the volcanic and sedimentary domains in a continuous, north and locally northeasterly-striking, mineralized zone. Mineralization is associated with quartz-carbonate-sulphide veining and breccia fillings. Significant gold targets and deposits at Santa Luz include C1 (historically called Maria Preta and including Antas 1), Antas 2, Antas 3, Mansinha South, Mansinha North, and Mari. The deposits are considered to be greenstone-hosted gold type deposits, a subgroup of the Orogenic Gold Deposit type.
Host rocks include a variety of epizonal dioritic and dacitic intrusive rocks, sedimentary rocks, and felsic to intermediate volcanic rocks. Volcanic and epizonal intrusive rocks are generally porphyritic with fine to medium grained quartz and feldspar phenocrysts. Sedimentary rocks, including tuffaceous rocks, contain variable quantities of organic carbon which appears to be a primary depositional component. More massive volcanic and epizonal intrusive rocks are relatively free of organic carbon. The organic carbon content is a major focus of geologic studies as the carbon interferes with cyanide leach gold recovery. Organic carbon-rich rocks require special treatment to facilitate gold recovery. All rocks of the RIGB have undergone greenschist to amphibolite grade metamorphism.
Exploration
From 1979 to 1995, CVRD and CBPM undertook several extensive stream sediment and soil geochemistry programs over the entire Maria Preta Gold District in the RIGB. Encouraging results were followed up using geophysics and drilling. Numerous deposits were discovered and mined, commonly focusing on the shallow, oxidized portions of these deposits. Possessing a wealth of historic exploration data, Yamana conducted extensive drilling to develop the C1 and A3 deposits as well as several other prospects in the district.
From September 2015 through April 2017, work at Santa Luz by Brio was conducted in two phases of resource, metallurgical, and geotechnical drilling in support of the Santa Luz Technical Report.
The majority of the concessions at Santa Luz are at an early exploration stage with limited exploration activity other than regional mapping, regional geochemistry surveys, and airborne surveys, which were completed by previous owners.
Drilling
Drilling at Santa Luz has been conducted in phases by several companies since 1975. Very limited information on the historical drilling details is available.

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From 2003 to 2013, Yamana explored the district with 201,379 m of drilling, including 126,658 m of diamond core drilling, spread across numerous deposit areas. Yamana also conducted soil and rock chip sampling and geologic mapping.
In 2015 and 2016, Brio conducted 20,590 m of exploration, geotechnical and metallurgical drilling, including 13,425 m of diamond core drilling for resource definition.
In late 2016 and early 2017, Brio conducted 4,036 m of exploration and geotechnical drilling.
Leagold did not carry out any drilling at Santa Luz during its period of ownership. Equinox Gold conducted 26,031 m of drilling of nine regional targets in 2021, with the objective of identifying new Mineral Resources and potential targets within the Company’s land package.
In total, past owners have drilled a total of 3,884 drill holes collecting over 241,172 m of drill core and chip samples in the district. A drilling summary is included in the Santa Luz Technical Report together with maps of drill hole collars.
Sampling, Analysis and Data Verification
Sampling of the 2016 and 2017 drill holes focussed on the mineralized zones and a significant length of core above and below the targeted mineralization was sampled to ensure that the mineralized zone was properly modelled. Samples have a nominal length of one metre; however, the length was adjusted so that sample endpoints respected geological contacts. Samples were tagged with a plasticized paper tag indicating the sample number, a duplicate of which was stapled inside the core box. QA/QC samples, including duplicates, blanks, and standards, were incorporated into the sample stream.
Santa Luz personnel used independent and internationally recognized laboratories for sample preparation and analysis. The density test samples were sent to the independent ALS Chemex Laboratory in Lima, Peru (ALS Lima), which is ISO 9001:2000 and ISO 17025:2005 accredited. The analytical procedure used was the ALS Chemex OA-GRA09as, in which the core samples are coated in paraffin wax, weighed in air, and then weighed while submerged in water.
Core and chips are stored within two purpose-built core sheds on-site, both of which are locked at night.
Sample preparation was completed at ALS Chemex in Vespasiano, Minas Gerais, Brazil. This is a laboratory independent of Equinox Gold and ISO 9001:2000 and ISO 17025:2005 accredited. After the samples were crushed and pulverized, pulp splits were sent for geochemical analysis at ALS Lima. Remaining sample material was returned to Santa Luz for storage.
A QA/QC protocol for drill hole samples using standard geologic practices in accordance with industry guidelines was used at Santa Luz. The results verified the accuracy and precision of the geochemical analyses, and Santa Luz project personnel believe that the drill results are acceptable to be used for Mineral Resource and Mineral Reserve estimation.
The results of the field duplicate analysis are consistent with the natural variability often seen in orogenic gold deposits.
In the opinion of RPA, sample preparation, analysis, and the security and confidentiality protocols, as designed and implemented, are adequate and generally completed to industry standards and are suitable for use in a Mineral Resource estimate.

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Verification
Audit of Drill Hole Database: RPA conducted a series of verification tests on the drill hole database provided for Santa Luz. These tests included a search for missing information and tables, unique location of drill hole collars, and overlapping sample or lithology intervals. Empty tables were limited to lithology, alteration, and geotechnical results. No database issues were identified.
Assay Certificates: RPA compared 2% of assays within the complete Santa Luz drill hole database to assay certificates, including 24% of the C1 assay database. Certificates were provided by Santa Luz personnel and were not sourced from the original assay laboratory. No major discrepancies or limitations were found.
Drill Core Review: The core from a number of drill holes was reviewed during the site visit to confirm logging and sampling practices. Acceptable practices were noted.
RPA is of the opinion that Santa Luz data comply with industry standards with no major discrepancies or limitations being found and are adequate for the purposes of Mineral Resource estimation.
Mineral Processing and Metallurgical Testing
The metallurgical testing programs for the Santa Luz processing facilities began in 2005 and supported a feasibility study conducted by Yamana in 2009. A pilot plant test program was performed in 2009, followed by further pilot plant testing in 2010. Production at the Santa Luz mine and mill commenced in 2013, however, it was discontinued in September 2014 and the facilities were put on care and maintenance, following a period of very low gold recoveries associated with the processing of carbonaceous ores. In late 2014, a metallurgical testing program was initiated by Brio to evaluate the existing process facilities, to determine the causes of the low gold recoveries and to develop a revised flowsheet to successfully process the carbonaceous material at Santa Luz.
The naturally occurring carbon was shown in the test work to be strongly preg-robbing. Kerosene was selected as a blinding agent to deactivate the natural carbon prior to RIL cyanide leaching. Gold recoveries were very low in leach tests performed without kerosene.
More test work was carried out in 2016 and 2017. This was designed to further develop the proposed whole ore leach flowsheet and formed the basis for preparing the design criteria, process flow diagrams, mass balance, and equipment sizing. The test work was conducted by various laboratories including Commonwealth Scientific and Industrial Research Organisation in Perth, Australia, Hazen Research Inc. in the USA, RDI Minerals in the USA, SGS Geosol Laboratórios Ltda. in Brazil, and the Santa Luz on-site laboratory. The test work program commenced in January 2016. The program included Bond Ball Mill Work index tests for bulk composites of dacite and carbonaceous ore, whole ore cyanidation using both CIL and RIL flowsheet variations, reagent optimization, and variability test work.
Further test work was conducted in 2019 at Mintek in South Africa and at the Santa Luz on-site pilot plant to optimize the whole ore RIL processing circuit, to increase the gold grade (and reduce the copper grade) of the loaded resin and to optimize gold recovery from the resin.
The results of the programs show that the most favourable option is to process the dacitic and carbonaceous breccia ores together and to use RIL and a kerosene blanking circuit. Blending the dacitic breccia with the carbonaceous breccia results in slightly lower recoveries, due to preg-robbing by natural carbon in the carbonaceous ore. Gold recoveries based on combined feed and test work is approximately 84%.

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Mineral Resource and Mineral Reserve Estimates
Mineral Resource Estimate
Mineral Resources for each of the deposits at Santa Luz were estimated by Santa Luz personnel in 2017 with the support of resource, geotechnical and metallurgical drilling and extensive metallurgical testwork conducted in 2015, 2016, and 2017. The Mineral Resources were reviewed by RPA (now SLR Consulting Ltd.).
Table 1: Summary of Mineral Resource Estimate (Exclusive of Reserves) — June 30, 2020

Mineral Resource Category	Tonnes (‘000s)	Gold Grade (g/t)	Contained Gold (oz)
Measured—Open Pit	9,986	1.22	390,306
Measured—Underground	121	1.94	7,561
Indicated—Open Pit	562	0.99	17,924
Indicated—Underground	5,913	2.55	484,066
Total Measured & Indicated	16,582	1.69	899,857
Inferred—Open Pit	694	1.29	28,748
Inferred—Underground	6,560	2.19	461,367
Total Inferred	7,254	2.09	490,115
Notes:
1.CIM Definition Standards (2014) were followed for Mineral Resources.
2.Underground Mineral Resources are reported at a cut-off grade of 1.5 g/t Au.
3.Open Pit Mineral Resources are reported at a cut-off grade of 0.50 g/t Au.
4.Mineral Resources are inclusive of Mineral Reserves.
5.Mineral Resources are estimated using a gold price of $1,500/oz and constrained by a Whittle pit shell.
6.Totals may not add due to rounding.
Lithology, alteration, and mineralization domains were constructed over each deposit using gold grade thresholds specific to each area, in combination with lithology, alteration, and structural information. Variography and basic statistics were used to inform interpolation plans, which used Ordinary Kriging or Inverse Distance Squared methods to estimate gold values from capped gold composites within discrete block models in a series of interpolation passes. Density was averaged from on-site samples and applied to lithology and weathering domains in each deposit. Blocks were classified based on interpolation pass and Kriging variance. RPA conducted a series of block validation and data integrity tests on the block model. Mineral Resources were constrained using a Lerchs Grossmann pit.
The Mineral Resource is current and no additional work was undertaken after the estimate was completed.
Mineral Reserve Estimate
During May 2020, a number of checks to verify the procedures and numerical calculations used in the estimation of the Mineral Reserves were carried out and the Qualified Person visited Santa Luz in June 2020.
The open pit Mineral Reserves as estimated are summarized in the Table 2, using a gold price of $1,350/oz with a pit design based on selected pits shells and an overall metal recovery of 84% for all types of ore. Mineral Reserves are estimated only for C1, Antas 3, and stockpiles; Antas 2 has not been delineated enough to classify it as a Mineral Reserve.
The Qualified Person is of the opinion that the Measured and Indicated Mineral Resources within the final pit designs for Santa Luz can be classified as Proven and Probable Mineral Reserves.

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The mine plan is based on Proven and Probable Mineral Reserves of 24.9 Mt grading 1.34 g/t gold for 1,074,941 ounces of gold contained in the C1 and Antas 3 deposits and in existing stockpiles. Initial production will mine ore from the C1 deposit and stockpiles; Antas 3 will be mined from 2024 to 2029.
Table 2: Santa Luz Mineral Reserves – June 30, 2020

Category of Mineral Reserve	Tonnes (‘000s)	Gold Grade (g/t)	Contained Gold (oz)
Proven – Open Pit	21,578	1.39	966,106
Probable – Open Pit	1,170	1.28	48,202
Probable – Stockpile	2,191	0.86	60,634
Total Proven & Probable	24,939	1.34	1,074,941
Notes:
1.    CIM Definition Standards (2014) were followed for Mineral Reserves.
2.    Mineral Reserves were generated by Equinox based on the June 30, 2020 mining surface.
3.    Mineral Reserves are quoted at cut‐off grades of 0.52 g/t Au for dacite‐leachable and carbonaceous ore, for the C1 deposit; and for the Antas 3 deposit, cut‐off grades of 0.54 g/t Au for dacite‐leachable and carbonaceous ore and 0.45 g/t Au for dacite‐ high‐sulphide.
4.    C1 and Antas 3 use a 10 m bench height (flitch height 5 m benches).
5.    Process recovery of 84% for all types of ore.
6.    Mineral Reserves were run using a long‐term gold price of US$1,350/oz.
7.    Totals may not add due to rounding.

Mining Operations
The feasibility study summarized in the Santa Luz Technical Report is based on open pit mining with production from three pits: one pit at the C1 deposit and two small pits at the Antas 3 deposit. Pit bench heights will be 10 m and be mined in two 5 m flitches with a safety berm every 10 m. The ore and waste rock will be drilled and blasted, loaded with front end loaders, and hauled to either a crusher or waste rock dump. Haulage distances from the open pit to the crusher area will vary, with an average haul distance of approximately 3.9 km for C1 and 2.5 km for Antas 3. Mining will be carried out by contractors and mine technical services will be provided by Santa Luz personnel.
The mine will operate on a general production schedule of 24 hours per day, seven days per week. The mine life is nine years for C1, and six years for Antas 3. The maximum mining rate will be approximately 22.0 Mtpa of ore and waste mined including some overlap between deposits. The mine life is estimated to be nine and one-half years, plus one and one-half years of post-production processing of stockpiles, for a total of eleven years.
Table 3: C1 and Antas 3 Optimized Open Pit Design Parameters

Pit Dimensions	Unit	C1 Pit	Antas 3 Pit
Pit Length	m	1,122	1,079
Pit Width	m	740	357
Surface Area	m2	567,387	278,408
Maximum Pit Depth	m	232	120
Pit Bottom Elevation	mASL	5	140
Pit Exit Elevation	mASL	237	260
Average Ramp Grade	%	10	10
Ramp Width Double-Lane	m	25	25
Ramp Width Double-Lane	m	18.5	12.5
Overall Footwall Slope	degrees	31	42
Overall Hanging Wall Slope	degrees	41	32
Mining Bench Height	m	10	10

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Processing and Recovery Operations
Santa Luz processing facilities were commissioned in 2013 by a former owner, operated for approximately 14 months, and then put on care and maintenance in September 2014 due to a period of very low gold recoveries associated with the processing of carbonaceous ores. The existing plant is in reasonable physical condition, with some refurbishment required to ensure a smooth re-start of the operation. Additional grinding power will be installed to ensure design throughput and grind size are achieved.
From late 2014 to the present, a metallurgical testing program has been conducted to evaluate the existing process facilities, determine the causes of the low gold recoveries, and develop a new flowsheet and recommendations for plant modifications to successfully process the carbonaceous material at Santa Luz. The results of the testing program led to a decision to develop a preliminary design and economic assessment based on a whole ore CIL flowsheet rather than the original flotation and concentrate leaching flowsheet. In late 2015, a new testwork program was established to assist in flowsheet optimization, including the comparison of a RIL circuit versus a conventional CIL circuit. With the addition of variability testwork, it was decided to move forward with a RIL process.
A dedicated kerosene blinding circuit is included in the flowsheet to effectively use kerosene to deactivate the naturally occurring carbon that was the main cause for the gold recovery problems. The design will utilize as much existing equipment as possible and either add or modify equipment as required. The process has been determined to now include: primary and secondary crushing; primary semi-autogenous grinding mill grinding; secondary grinding using a conventional ball mill; gravity concentration; cyclone classification; kerosene pre-treatment in a dedicated circuit prior to RIL leaching; whole ore RIL leaching; cyanide destruction; resin acid washing, elution, and resin regeneration; electrowinning of the gold; doré casting; TSF, which has been geosynthetically lined, will be used for storage of whole ore leach tailings; water storage facility will be used for storage of raw water.
The process operating parameters for the plant at the Santa Luz Project, modified for whole ore leaching, are presented in the following table and are the basis for this RIL process flowsheet and project feasibility.
Table 4: Santa Luz RIL Process Operating Parameters

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Parameter	Unit	Value
Throughput Rate
Annual	t/a	2,700,000
Daily	t/a	7,400
Operating Period	years	9.5
Ore Grade (average LOM)
Gold (including stockpiles)	g/t	1.34
Total Organic Carbon (TOC)%		0.6
Arsenic	g/t	500
Gold Recovery	%	84
Gold Production	oz/a	95,000
Ore Physical Characteristics
Work Index	kWh/t	19
Abrasion Index		0.5
Primary Crush Size	80% passing, mm	150
Secondary Crush Size	80% passing, mm	50
Primary Mill Grind Size	80% passing, µm	860
Secondary Mill Grind Size	80% passing, µm	75
Gravity
Recovery	%	20%
Retention Times
Conditioning	hours	6
Leaching	hours	20
Detoxification	hours	3
Employees
Management	number	12
Operation	number	71
Maintenance	number	74
Utilities Consumption
Power	kWh/t	42
Fresh Water (make-up)	m3/t	0.40
Consumables
Resin	m3/t	0.00003
Grinding Balls	kg/t	1.80
Quick Lime	kg/t	1.00
Kerosene	kg/t	2.00
Sodium Cyanide	kg/t	0.75
Sodium Metabisulphite (SMBS)	kg/t	0.75
Thiourea	kg/t	0.25
Operating Cost (LOM, all ores)	US$/t	13.43

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Infrastructure, Permitting and Compliance Activities
Infrastructure
Table 5: Santa Luz Infrastructure Summary

Item	Type and Size
Access Road	Existing two-lane gravel road, 35 km long from Santa Luz, which is paved in areas adjoining communities to minimize dust.
Employee Transport	Employees will be bussed from Santa Luz.
Process Water System	Existing system for water pumped from local river (Rio Itapicurú) during rainy season will be stored in the leach TSF, which will be converted to a WSF, the Antas 3 pit, and the flotation TSF. Existing wells will supply water for the resin elution operation.
Potable Water System	Existing tank with 10 m3 volume will be used to store potable water for human consumption. The water will be provided by a contract with EMBASA—Public agency of Bahia State
Power Supply	Existing 138 kV power line, capable of transmitting up to 15 MW, and linked to the grid and Coelba power plant; mine-site substation will be expanded.
Fuel Supply and Storage	Existing steel-frame open shed of ~100 m2 for 5,000 L diesel tanker trailer. Fuel storage for mine vehicles will be provided by the mining contractor. Storage will be expanded.
Ancillary Systems
Communication	Existing system linked to national network for voice and data communication.
Security	Existing gatehouse at site entry staffed by contracted security service; existing site fencing with additional fencing in certain areas.
Medical	Existing staffed clinic; ambulance on site; helicopter pad at plant.
Waste	Compostable refuse is composted; non-composting refuse is buried on site; recyclable material is transported off site.
Sewage	Existing compact sewage treatment systems (anaerobic system) will be used to treat all sewage.
Buildings
Administrative Office	Existing.
Cafeteria	Existing.
Laboratory & Plant Office	Existing.
Workshop	Existing steel building of ~540 m2 for mechanical and electrical maintenance. Workshop structure will be expanded.
Explosive Magazine	Existing fenced area of ~5,400 m2 prepared for the installation of steel buildings. Explosive Magazine will be provided by a contractor.
Community Relocation	New village, Nova Esperança, of 97 houses (located 470,620.30E and 878,6022.275 N).
The administrative buildings, such as offices and mess hall, must be moved from their current position to allow for the development of the Antas 3—North pit. This change is planned for 2022.
Permitting and Compliance
Santa Luz maintains operational licences with several conditions that comprise monitoring and mitigation actions to compensate all environmental and social impacts, such as monitoring water quality, noise levels, and particulate matter. In the years since the shutdown of the original project, Santa Luz has maintained compliance with the general conditions established by the Instituto do Meio Ambiente e Recursos Hidricos (INEMA), as demonstrated by several environmental reports.
Equinox Gold requested the renewal of its operating licences following the requirements of Brazilian law, where the renewal application must be submitted at least 120 days before the expiration date. This means its permits are valid until the publication of the license is renewed.

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Equinox Gold has obtained a fauna management licence and a new water permit to its operating licence considering the future operational process, which includes constructing the processing plant and the TSF expansion.
The status of current permitting is summarized below.
Table 6: Santa Luz Permitting Status

Permit	Process Number	Issue Date	Expiration Date
Operation Licence—Mine, Plant and Tailings Dam	Portaria No. 14.666	22/08/2017	22/08/2020[1]
Operation Licence—Mine (CBPM Area)	Portaria No. 14.688	26/08/2017	26/08/2020[2]
Alteration Licence—Change Dam and Plant	Portaria No. 14.867	20/08/2017	22/08/2020[3]
Water Permit—Pumping 4 Groundwater Wells	Portaria No. 17.450/2018	08/12/2018	08/12/2022[4]
Water Permit—Pumping 6 groundwater Wells	Portaria No. 17.444/2018	07/12/2018	09/08/2022[5]
Freshwater Pumping Permit	Portaria No. 19.971/2020	22/01/2020	22/01/2024[6]
Fauna Management	Portaria No. 18.297/2019	29/04/2019	22/08/2020[7]
Water Permit—Pumping 4 Groundwater Wells	Portaria No. 20.323/2020	31/03/2020	02/12/2023
Renewal of Operation Licence—Portaria No. 14.666	2017.001.000514/INEMA/LIC-00514	28/02/2020	-
Renewal of Operation Licence—Portaria No. 14.688	2017.001.001968/INEMA/LIC-01968	17/03/2020	-
Renewal of Alteration Licence—Change Dam and Plant—Portaria No. 14687	2017.001.002109/INEMA/LIC-02109	07/04/2020	-
Renewal of Fauna Management—Portaria 18.297/2019	2018.001.006989/INEMA/LIC-06989	02/04/2020	-
Notes:
1.Renewal requested on 28/02/2020
2.Renewal requested on 17/03/2020
3.Renewal requested on 07/04/2020
4.Portaria 17.450/2018 replace previous Portaria No. 6563
5.Portaria 17.444/2018 replace previous Portaria No. 6269
6.Portaria 19.971/2020 replace previous Portaria No. 7573 and 7574
7.Renewal requested on 02/04/2020
As part of the Santa Luz restart, tree deforestation licences were requested to support the TSF and water storage facility (WSF) raises and the Antas 3 pit expansion. A summary of the new licence requirements is presented below.
Table 7: Santa Luz Status of New Deforestation Permits

Permit Requested	Process Number	Issue Date	Expiration Date
Deforestation Licence—CIL Tailings Dam Raise	2020.001.001629/INEMA/LIC-01629	09/03/2020	-
Deforestation Licence—Antas 3 Pit Expansion	2018.001.006928/INEMA/LIC-06928	14/11/2018	-
Deforestation Licence—Flotation Tailings Dam Raise	2018.001.002589/INEMA/LIC-02589	08/05/2018	-
In the medium term, additional environmental and social (E&S) studies may be necessary if the mining area exceeds the limits outlined in the current operational licences. In this case, the company will consult INEMA regarding the required E&S studies to obtain the necessary installation licences.
Yamana previously committed to several community concessions to the original nearby village of Nova Esperança, including village relocation, community compensation, and other environmental considerations, for a total of R$20.6 million. The new village was completed in 2018. Since 2019 and up to June 30, 2020, Santa Luz spent an additional $0.25 million in community concessions.
Yamana implemented a series of programs, such as Open Doors, partnership seminars, environmental education programs, and lectures in the schools and communities in the vicinity of Santa Luz, which have been continued to date by Equinox Gold. Equinox Gold has not identified any significant issues with local communities.

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Economic Analysis
The economic analysis contained in the Santa Luz Technical Report is based on Proven and Probable Mineral Reserves only. The after-tax cash flow projection is summarized in the table below and is based on the open-pit LOM production schedule and capital and operating costs.
Table 8: Santa Luz Cash Flow Summary ($1,500/oz Au)

Description	Value
After-tax IRR	57.6%
After-tax NPV at 0.0% discount	$436.0 M
After-tax NPV at 5.0% discount	$305.1 M
After-tax NPV at 8.0% discount	$248.1 M
Revenue and Costs
•Approximately 7,400 tpd of ore processed (approximately 2.7 Mtpa).
•Processing gold recoveries of 84% were used in the cash flow for a blended feed of high carbonaceous material, low carbonaceous material, and dacitic ore. Gold recovery for dacites with high sulphides is also projected to be 84%.
•Metal prices for cash flow: $1,500/oz Au.
•Salvage value of $15 million was applied to equipment or infrastructure at the end of the LOM.
•9.5-year project life during production.
•Yearly revenues were calculated by subtracting the applicable refining charges and transportation costs ($10/oz) from the payable metal value generated by carbonaceous and dacitic ore and $177/oz from dacites with high-sulphide ore.
•Revenue is recognized at the time of production.
•Production schedule includes only Proven and Probable Mineral Reserves costs.
•There are 6.9 Mt mined excluding stockpile rehandle as pre-stripping prior to the start of commercial production.
•Unit operating costs for mining, processing, rehandle, grade control, and G&A were applied to determine the overall yearly operating cost.
•Closure costs for the Project have been estimated at $8.8 million and these costs are included in the cash flow.
•Initial capital cost totals $103.1 million.
•Local currency denominated capital and operating costs are based on a nominal exchange rate of R$5.00:US$1.00.
•Project LOM AISC is $877/oz.
Royalties
An existing royalty agreement with the Federal Government for 1.5% gross revenue, and another agreement for 1% gross revenue with COSIBRA, was included in the cashflow and pit optimization analysis. An additional 2% royalty was included for the CBPM area of the C1 deposit, which represents a royalty on 397,810 oz in the production schedule.
Taxation
For the calculation of income taxes, it has been assumed that a government economic stimulus program mining tax incentive would be approved for the duration of the LOM, which results in an income tax rate of 15.25%. An average rate of 9.25% was assumed for operating and capital costs subject to Brazilian federal value-added-taxes and 12% was assumed for items subject to state value-added taxes.
Cash Flow Analysis
The financial model was established on a 100% equity basis, which does not include debt financing and loan interest charges. Considering the Project on a stand-alone basis, the undiscounted after-tax cash flow totals $436.0 million over the LOM. The after-tax NPV at a 5% discount rate is $305.1 million, with an IRR of 57.6%.

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Table 9: Santa Luz Cash Flow Summary Results

	Unit	LOM Total
Total Ore Mined	kt	22,747
Total Waste Mined	kt	106,519
Total Material Moved	kt	129,266
Strip Ratio	w:o	4.7
Au Grade	g/t	1.39
Contained Gold	oz	1,014,263
Stockpiled Ore Processed	kt	2,191
Au Grade	g/t	0.86
Contained Gold	oz	60,654
Total Ore Processed	kt	24,938
Processed Au Grade	g/t	1.34
Contained Gold	oz	1,074,917
Recovery	%	84
Recovered Gold	oz	902,549
Mine Life	year	9.5
Initial Capital	$M	103.1
Sustaining Capital (excluding capitalized stripping)	$M	21.0
Average Annual Production (LOM)	oz	95,000
Average Annual Production (2022–2026)	oz	110,500
Average Annual Production (2022–2029)	oz	104,500
Average Annual EBITDA (LOM)	$M	68.7
Average Annual EBITDA (2022–2024)	$M	84.6
Average Annual Net Cash Flow (LOM, after tax)	$M	56.9
Net Cumulative Cash Flow (LOM, after tax)	$M	436.0
NPV 5% (after tax)	$M	305.1
IRR (after tax)%		57.6
Payback Period	year	1.6
Cash Costs (LOM, including royalties)	$/oz	776
AISC[1]	$/oz	877
Note:
1.AISC includes mine cash costs per oz sold, royalties, sustaining capital costs, and operational waste stripping costs.
Other Relevant Data and Information
SLR updated a PEA-level study of the potential to exploit the Mineral Resources below the C1 open pit using underground mining methods. The C1 Underground resources are a proximal down-dip extension of the Mineral Resource exploited by the C1 open pit.
The C1 Underground Mineral Resources in the PEA are summarized in the following table.
Table 10: Santa Luz C1 Underground Mineral Resource

Category	Tonnes (‘000s)	Grade (g/t Au)	Contained Gold (oz)
Measured	121	1.94	7,561
Indicated	5,913	2.55	484,066
Measured & Indicated	6,034	2.53	491,627
Inferred	6,560	2.19	461,367
Note:
1.    CIM Definition Standards (2014) were followed for Mineral Resources.
2.    Underground Mineral Resources are reported at a cut-off grade of 1.5 g/t Au.
3.    Bulk density of 2.70 t/m3 used.
4.    No minimum thickness was used in the resource estimation.
5.    Mineral Resources are estimated using a gold price of $1,500/oz.
6.    Totals may not add due to rounding.

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Host rocks to the underground resource include carbonaceous metasedimentary rocks, dioritic and dacitic intrusive rocks, and metavolcanic rocks. Most of the underground resource is classified as carbonaceous breccia. The mineralization style is quartz-carbonate-sulphide veins and breccia fillings hosted in a major, district-scale shear zone, typical of orogenic gold deposits.
The shear zone is north to northeast trending and dips at 30° to 40° to the west. The shear zone and mineralization range in thickness from several metres to over twenty metres.
The C1 Underground Mineral Resources considered in this study exist in four separate mining zones (A, B, C, and F). The largest is the B-Zone.
Primary and secondary long hole stoping using paste backfill is considered the most practical and economic method for extracting the C1 Underground Mineral Resources. The design anticipates a nominal 2,500 tpd underground long hole mining operation using cemented paste backfill to allow for maximum extraction of the deposit. Over the potential 9.5-year LOM, a total of 7.1 Mt of mill feed would be extracted at a grade of 2.65 g/t Au.
The preliminary development access and mining method design for the C1 Underground is based on current practices at Equinox Gold’s Fazenda Brasileiro mining operation located 115 km by road southeast of Santa Luz. SLR has utilized the same development heading profiles, stope drilling, blasting patterns and mobile equipment fleet for the C1 Underground as are currently in use at the Fazenda Brasileiro mine. Unit productivities (except for development) and unit costs for all component development and stoping activities (except for backfilling) proposed for the C1 Underground are based on the actual Fazenda Brasileiro mine 2016 and 2017 results.
Table 11: C1 Underground Summary LOM Schedule

Description	Yr. -2	Yr. -1	Yr. 1	Yr. 2	Yr. 3	Yr. 4	Yr. 5	Yr. 6	Yr. 7	Yr. 8	Yr. 9	Yr. 10
Surface Infrastructure Construction
Backfill Plant Construction
Backfill Distribution System
Main Decline Development
Intake Ventilation Raise
Main Exhaust Ventilation Raise
B-Zone Mining
F-Zone Mining
A-Zone Mining
C-Zone Mining
The mill feed from the C1 Underground would be blended with open pit ore in the proposed 7,400 tpd process plant and no modifications to the process plant are included in this analysis. Over the expected 9.5-year LOM, the C1 Underground is forecast to contribute a total production of 511,000 oz Au.
A large proportion of the tailings generated from the processing of C1 Underground mill feed will be returned underground as paste backfill for the mined-out stopes. Paste fill production is estimated at 5.1 Mt. The remaining tailings (2.0 Mt) will be placed in the existing TSF.
The estimated pre-production capital cost for the C1 Underground is $74.1 million and the total project capital is $98.3 million, including sustaining and closure capital. The estimated operating cost is $50.28/t. The key project parameters, based on a foreign exchange rate of R$5.00:US$1.00, are shown in the following table.

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Table 12: C1 Underground PEA – Key Project Metrics

Description	Unit	Value
Tonnes Mined and Processed	Mt	7.132
Mine Life (including production ramp-up)	years	9.5
Mill Throughput (full production)	tpd	2,500
Mill Throughput (annual)	Mtpa	0.75
Average Grade Gold	g/t	2.65
Gold Price	$/oz	1,500
Average Operating Cost	$/t	50.28
Pre-production Capital Cost	$ M	74.1
Sustaining Capital Cost	$ M	23.2
Closure Allowance	$ M	1.0
Undiscounted Pre-Tax Cash Flow	$ M	278
Pre-tax NPV@5%	$ M	189
After-Tax NPV@5%	$ M	178
After-Tax IRR	%	39
Mineral Reserves have not yet been estimated for the C1 Underground Project; however, the PEA results indicate that it has the potential to improve the overall cash flow profile of the Santa Luz Project. The economic analysis of the C1 Underground is based, in part, on Inferred Resources, and is preliminary in nature. Inferred Mineral Resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. Additional drilling and technical studies will be required to convert the C1 Underground Mineral Resources to Mineral Reserves. There is no certainty that the results contemplated in the PEA will be realized.
Current Capital and Operating Costs
Capital Cost Estimates
The table below presents the 2021 capital costs and the 2022 budgeted capital costs.
Table 13: Capital Costs

Description	2021 Costs ($ million)	2022 Budget ($ million)
Project construction (completion)	-	16.1
Capitalized stripping & mine development	70.5	11.1
Infrastructure & Equipment	-	5.9
Exploration	-	5.0
Reclamation & rehabilitation	-	1.0
Total	70.5	39.1
Notes:
1.Totals may not add due to rounding.
2.Capital costs include exploration expenses and reclamation & rehabilitation costs and lease payments for haul trucks and mining equipment.
The capital costs include standard sustaining costs for mining, processing and general and administration costs and expansionary capital costs.
Operating Costs
A summary of the Santa Luz operating costs is shown in the following table.

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Table 14: Santa Luz Summary of Project LOM Operating Costs

Total Operating Costs	LOM Total ($ ‘000s)	Unit Costs ($/t Processed)
Mining Cost	262,724	10.54
Grade Control	4,357	0.17
Ore Re-handle (ROM Pad to Crusher)	11,222	0.45
Ore Re-handle (Stockpiles)	16,921	0.68
Processing	334,875	13.43
Fixed G&A	68,579	2.75
Total Operating Costs	698,678	28.02
Recent Exploration, Development and Production
Exploration
Exploration in 2021 included 26,031 m of drilling on nine regional targets. The main objective was to identify new Mineral Resources and potential targets within the Company’s land package.
Exploration in 2022 is budgeted at $5.7M and includes 22,300 m of surface drilling to test eleven targets focused on identifying new Mineral Resources and upgrading Inferred Mineral Resources to Indicated Mineral Resources adjacent to existing mine infrastructure and develop regional targets.
Development
Initial capital costs are estimated at $103 million primarily to refurbish existing infrastructure, retrofit the plant for RIL processing, install additional grinding power and increase the storage capacities of the existing tailings and water storage facilities. Santa Luz construction, including modifications and upgrades to the processing plant and tailings and water storage facilities, was in progress during 2021 and are being completed in Q1 2022.
Production
The first gold pour is anticipated around the end of Q1 2022. Santa Luz production for 2022 is estimated at 70,000 to 90,000 ounces of gold with cash costs of $825 to $925 per ounce and ASIC of $975 to $1,050 per ounce.

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Greenstone Project
Greenstone is a construction-ready gold project located in Ontario, Canada. In late 2016, a feasibility study was completed on the Greenstone open-pit deposit. In January 2021, Premier Gold Mines Limited (Premier), a wholly-owned subsidiary of Equinox Gold, updated the feasibility study and filed the Greenstone Technical Report.
Greenstone is being advanced in a 60/40 partnership between Equinox Gold and Orion through their respective interests in Greenstone Gold Mine GP Inc., which manages the project. Greenstone will be an open pit mine with the expectation of producing more than 5 million ounces of gold over an initial 14-year mine life. Gold production for the first five years of operations is estimated at more than 400,000 ounces annually with life-of-mine production expected to average 360,000 ounces annually, with 60% attributable to Equinox Gold.
Unless otherwise indicated, the information that follows relating to Greenstone is based on, derived substantially from, and in some instances is a direct extract from, the Greenstone Technical Report. Technical information disclosed since the effective date of the Greenstone Technical Report has been updated under the supervision of the Qualified Persons noted in the section ‘Interest of Experts’ on page 167. The information below is based on assumptions, qualifications and procedures that are set out only in the Greenstone Technical Report and reference should be made to the full text of the Greenstone Technical Report which is filed on the SEDAR profile of Premier (a wholly-owned subsidiary of Equinox Gold) at www.sedar.com, on the EDGAR profile for Equinox Gold at www.sec.gov/EDGAR, and which is also available on Equinox Gold’s website at www.equinoxgold.com.
Property Description, Location and Access
The Greenstone Gold Mine Property (the GGM Property) is situated in the Thunder Bay Mining Division of Ontario. The GGM Property includes three blocks of contiguous claims known as the Hardrock, Brookbank and Viper areas, over a distance of more than 100 km located along, or in close proximity to, the Trans-Canada Highway between the towns of Beardmore and Longlac, Ontario. The Hardrock claim group includes the Hardrock, Key Lake and Kailey Deposits. The Brookbank claim group hosts the Brookbank, Cherbourg and Fox Ear deposits and the Irwin prospect. The Greenstone project (the Greenstone Project) is located within the southeast portion of the Hardrock claim block.
The GGM Property consists of a contiguous block of patented claims, mining leases, licences of occupation and cell claims covering a total area 39,072.1 ha, of which 15,862.7 ha relates to Hardrock claims, all as summarized in the Greenstone Technical Report. All claims, leases and licences of occupation are beneficially held by GGM on behalf of Greenstone Gold Mines LP (the Partnership), subject to terms of applicable agreements. A leasehold patent of mining rights or of surface rights, or combination thereof, is a conveyance or grant of possession of land for a set length of time, and usually subject to rent payments. The Greenstone project is accessible year-round via paved roads from Geraldton or Highway 11.
The following section describes the Greenstone project within the Hardrock claim block. Additional information regarding Key Lake, Brookbank, Kailey and Viper areas is available in the Greenstone Technical Report.

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Location
The Hardrock deposit area is located in the townships of Errington and Ashmore on NTS sheet 42E/10, approximately 4 km south of the town of Geraldton. The approximate geographic centre coordinates of the Hardrock deposit resource area are 49°40'47”N and 86°56'32”N (UTM coordinates: 504175.9E and 5503024N, NAD 83, Zone 16).
Royalties
The following royalties are currently in effect:
•Essar Steel Algoma Inc. (2% net smelter returns royalty (NSR));
•Griffin Mining Limited (1% NSR);
•Franco-Nevada (3% NSR);
•Franco-Nevada (3% NSR) / Essar Steel Algoma Inc. (5% NPI);
•Placer Dome (2.25% NSR) / Key Lake Exploration (2% NSR);
•Unique Broadband Systems (3% NSR);
•Argonaut Gold Inc. (3% NSR).

In October 2018, a mining lease was granted over CLM 535, which covers the southern part of the Greenstone Project area. The lease, LEA-109765, is subject to renewal in 2039. In December 2016, GGM acquired the surface rights for the following patented claims from Tombill Mines Ltd. – TB 10604 to TB 10608, TB 11879, TB 11885, TB 11886, and TB 11888 located in Errington and Ashmore townships
Permits
Permits are required to undertake surface stripping and trenching, and drilling. The Greenstone Technical Report lists all of the permits in place for the GGM Property as of September 9, 2020, including applicable expiry dates. Additional information regarding certain risks applicable to the Greenstone Project can be found in Section 25.2.1 of the Greenstone Technical Report.
History and Exploration
There are several past producing gold mines on the GGM Property, including the Hard Rock, MacLeod-Cockshutt, Mosher (all later combined as the consolidated Mosher), Little Long Lac, Bankfield, Jellicoe and Magnet mines. Reference should be made to the Greenstone Technical Report for a detailed description of the applicable exploration and production history.
The Greenstone Project has been the subject of extensive exploration by a number of companies since gold discovery was first made between 1916 and 1918. In 2007, Premier began assembling the current property. Results of 1,629 drill holes were included in the 2016 Feasibility Study. A detailed chronological summary of the historical post-production work carried out on these mines since Premier’s acquisition is provided in Table 1.

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Table 1: Summary of Post-Production Exploration Activity since Acquisition by Premier

Year	Company	Activity	Comments*
2009	Premier	Diamond drilling (346 DDH = 91,802 m); Overburden stripping with power washing, mapping and sampling	Diamond drilling program focused on the North Iron Formation Area, Porphyry Hill Area and East Pit Area Two areas were stripped (GP- Zone and TAZ Zone)
2010	Premier	Diamond drilling (279 DDH = 114,611 m); Overburden stripping with power washing, mapping, and sampling; Regional prospecting program	Three areas were stripped (East MacLeod Zone, Headframe Zone and Portal Zone) Diamond drilling focused on the same area as in 2009 The main zones drilled were North, F, SP, NN, and K Discovery of the F2 and Z zones New Mineral Resource estimate and a supporting NI 43-101 technical report
2011	Premier	Diamond drilling (204 DDH = 107,413 m)	Diamond drilling program resulting in the expansion of the SP, F, P and K zones Discovery of the Tenacity South Zone Updated Mineral Resource estimate and a supporting NI 43-101 technical
2012	Premier	Diamond drilling (125 DDH = 68,549 m)	Diamond drilling program focused on the Fortune, HGN and P-Zones Updated Mineral Resource estimate and supporting NI 43-101 technical report
2012/13	Premier	Diamond drilling (153 DDH = 72,776.4 m) (from Oct. 31, 2012 to Aug. 9, 2013) (144 DDH = 66,606.7 m) (from Aug. 10, 2013 to Dec. 31, 2013	Updated Mineral Resource estimate and supporting NI 43-101 technical report
2014	Premier	Preliminary Economic Assessment	Using the consistent gold price of USD1,250 per ounce and an exchange rate of CAD 1.00 = $US0.95, the Project generates an NPV of CAD 518.70M (discounted at 5%) and an IRR of 23.02% before taxes and CAD 358.97M (discounted at 5%) and an IRR of 19.02% after taxes.
2014	Premier	38 DDH = 12,653,6 m) (from Jan. 01, 2014 to May 26, 2014	Updated Mineral Resource estimate and supporting NI 43-101 Technical Report
2015	Premier and Centerra Gold Inc.	Formation of a 50/50 Partnership	New NI 43-101 Technical Report
2016	GGM	Feasibility Study	Updated Mineral Resource estimate and supporting NI 43-101 technical report
2018	GGM	RC Drilling 405 holes = 19,995 m, Blast hole drilling 62 holes = 535 m	Updated Mineral Resource estimate (not published)
2019	GGM	Drilling 76 RC holes = 5,946 m, 54 DDH = 12,108 m	Resource update and project design work (this study)
Note: *Unless specifically indicated as reported in a NI 43-101 technical report, all “resources” listed in the table are historical in nature and should not be relied upon. It is unlikely they conform to current NI 43-101 criteria or to CIM definitions, and they have not been verified to determine their relevance or reliability. They are included in this section for illustrative purposes only and should not be disclosed out of context.

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Geological Setting, Mineralization and Deposit Types
Geology
The Greenstone Project lies within the granite-greenstone Wabigoon Subprovince of the Archean Superior craton in eastern Canada. The Wabigoon Subprovince, averaging 100 km wide, is exposed for some 900 km eastward from Manitoba and Minnesota, beneath the Mesoproterozoic cover of the Nipigon Embayment, to the Phanerozoic cover of the James Bay Lowlands. The Wabigoon Subprovince can be subdivided into western greenstone-rich domains in the Lake of the Woods-Savant Lake and Rainy Lake Areas, a central dominantly plutonic domain, and an eastern greenstone-rich domain in the Beardmore-Geraldton Area.
The Hardrock property is located within the Beardmore-Geraldton Greenstone belt that contains several narrow, east-west striking sequences of volcanic and sedimentary rocks of Archean age. The southern edges of these sequences are spatially related to the through-going, major structural discontinuities thought to be thrust faults that have imbricated the sedimentary sequences. In the Geraldton area, most of the gold mines and a number of gold showings occur within or in proximity to the Bankfield-Tombill Deformation Zone (also known as the Barton Bay Deformation Zone), a zone of folding and shearing up to 1 km wide. The southern limit of the Tombill-Bankfield Deformation Zone is marked by the Tombill-Bankfield Fault, a zone of intense shearing up to 12 m wide.
In the immediate Geraldton area, the dominant rock types are clastic sediments (greywacke and arenite), oxide facies iron formations (BIF) and minor mafic metavolcanics. There are a number of younger intrusives, including an albite-rich porphyry unit (Hard Rock Porphyry) that is spatially associated with much of the gold mineralization on the Hard Rock, MacLeod-Cockshutt and Mosher Mines. Significant gold mineralization is also often spatially associated with BIF. In the case of the Little Long Lac Mine, gold mineralization is primarily hosted by an arkosic unit.
In addition to the belt scale and local faulting, there has been locally intense ductile deformation of the rocks in the Geraldton area which is manifested as tight to almost isoclinal, generally upright, polyharmonic folding of major lithologic units, penetrative deformation, folding and boundinage of veins, lithographic units and local transposition of primary contacts. The degree of deformation is apparent in deformed rocks that are dependent on both primary lithology and proximity to the Bankfield-Tombill Fault.
Gold mineralization in the Hard Rock, MacLeod-Cockshutt, Mosher Mines and the Little Long Lac Mine generally occurs in association with subvertical structures associated with quartz veins or stringers, minor to semi-massive sulphides (associated with replacement zones in BIF), weak to moderate carbonate and weak to strong sericite alteration. The ore zones rake shallowly towards the west in the vicinity of the Hard Rock, MacLeod-Cockshutt and Mosher Mines (15-30° W) and slightly more steeply towards the west at the Little Long Lac Mines (50-60° W), indicative of a strong structural control that post-dates the tight folding of the primary lithological units.
The gold mineralization occurs in a variety of host rocks and the style of mineralization is partly a function of the host rock. While the location and overall orientation of the ore bodies appear to have been largely structurally controlled, the deformation of the ore bodies has not been as intense as that of the host rocks. Nevertheless, there are areas where local folding and boundinage of mineralized veins is apparent. Additionally, there are strong secondary controls that influence the extent and intensity of gold mineralization such as the competency contrast between host rocks (e.g. the Hard Rock Porphyry and its contacts with either wacke or BIF) and the chemical character of the host rocks (e.g. oxide facies BIF being replaced by sulphides).
The southern limit of the GGM Property is largely coincident with the Bankfield-Tombill Fault. The fault is described as a variably deformed; largely ductile, high strain zone characterized by strong heterogeneous penetrative strain, narrow shear zones and breccias zones cutting a variety of protoliths. Where it is most highly deformed it is described as a “crush zone” that has been intensely silicified, carbonatized and contains minor amounts of gold. This fault is described as a strongly sheared and brecciated zone, which in Ashmore Township attains a width of 40 ft, strikes N. 77° W. and dips at 70° S.

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South of the Bankfield-Tombill Fault the rock are primarily sediments. To the north of the Bankfield-Tombill Fault, the property is dominated by a series of sedimentary units that have an approximate east-west and subvertical orientation. The majority of these units are greywacke/argillite, arenite or oxide facies iron formation. Minor conglomerate units are also found. In the Hardrock area, some of the argillite units also contain 1-5% magnetite, making the distinction between argillite and lean iron formation difficult in places. Individual mm-cm scale bedding is commonly observed in turbidite type sequences within the well bedded units. Massive wacke and arenaceous units are also found. BIF can vary from cm to decimeter scale in thickness, with mm to cm beds common. Although the BIF units are locally tightly folded, attenuated or boundinaged, individual units can in some cases be traced for hundreds to thousands of metres along strike. The greywacke in the vicinity of the Hard Rock and MacLeod-Cockshutt Mines can contain up to 5% mm-cm scale magnetite beds and has been historically referred to as “Lean Iron Formation” in the mine terminology.
Intrusive rocks include the Hard Rock porphyry, diorite, gabbro, and diabase dykes. It is of interest that the Hard Rock porphyry seems to be sill-like in nature, even though it is tightly folded and the contacts between it and the sedimentary units are often highly deformed. The general scale and folding pattern of the porphyry very closely matches the geometry of the conglomerate unit that occurs in the vicinity of the Hard Rock and MacLeod Cockshutt Mines.
Mineralization
Most mineralized occurrences in the Hardrock deposit area lie in a zone of deformation to the immediate north of, and genetically linked to, the Tombill-Bankfield Deformation Zone. This zone of deformation varies from 600 to 100 m in total width, while the crush zone of the Tombill-Bankfield Fault proper ranges from metres to hundreds of metres in width. Gold mineralization is associated with D3 brittle shear zones and folds overprinting regional F2 folds. The plunge of the mineralized zones is parallel to F3 fold axes and to the intersection of D3 shear zones with F2 and F3 folds. On a sub-province scale, regional folds cut by D3 dextral shear zones are promising targets for discovering the next generation of large gold deposits.
The interpretation of the mineralized zones by GMS is based on a litho-structural model developed by InnovExplo but greatly simplifies the domains. As compared to the 2016 Feasibility block model, some wide domains that encompassed significant amounts of internal dilution have been re- interpreted, such that higher grade portions have been made more distinct. In the updated model, lithological domains and mineralized zones are located inside three areas.
A North Domain consisting of a refolded (F3 overprinting F2) sequence of BIF and greywacke, with minor porphyry and gabbros. A Central Domain consisting mainly of an undifferentiated greywacke sequence and a mineralized portion of this greywacke, defined as the Mineralized Central Wacke, which are both likely sheared and folded. Three mineralized zones have been defined within the Central Domain to constrain zones of higher-grade gold mineralization inside the Mineralized Central Wacke. A South Domain characterized by a tightly folded (F2) stratigraphic sequence. Five mineralized zones have been defined within the South Domain, in which gold mineralization appears primarily associated with the “main” anticline (Hardrock Anticline) and preferentially within both BIFs.
Zones which are categorized as quartz-carbonate stringer mineralization include F-Zone, F2-Zone, A-Zone, SP-Zone, Central-Zone and Tenacity Zone. Mineralization within these zones generally consists of a series of narrow, tightly asymmetrically folded gold-bearing quartz-carbonate stringers, which are usually attenuated, transposed and dislocated in hook-like segments. The stringers are accompanied by a gold- bearing quartz-sericite-pyrite (±arsenopyrite) alteration halo about the stringers. It is the accumulation of a number of stringers and associated alteration halos that constitutes the zones. Individual stringers and their associated alteration haloes within the mineralized zones are often high grade with minute flecks and clusters of visible gold. Assay results of up to, and often greater than, 30 g Au/t are attainable from some stringers. Overall, zones having average grades of 4 g Au/t as individual stringers are too narrow and discontinuous to consider mining as separate higher grade zones.
Zones that are categorized as sulfide replacement mineralization include the North 1, North 2 and North 3 zones, and the SP-Zone. The nature of the mineralization within these zones is best understood from the historical work

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completed on the North 1-Zone. Mineralization within these zones occurs as variable pyrite, arsenopyrite and pyrrhotite replacement of Fe oxide at the margins of quartz veins, within the hinge zones of folded BIFs. The auriferous sulfide replacement appears to have migrated outwards along the iron oxide bands from gold-bearing quartz-carbonate stringers occupying brittle axial planar tension fractures. This replacement mineralization yields grades of 7 g Au/t or greater.
Deposit Types
The gold orebodies at the Greenstone Project are one of the type examples of BIF-hosted gold deposits. The following sub-types are recognized and are present in the Greenstone Project: non-stratiform deposits and Greenstone-hosted quartz-carbonate vein deposits.
Drilling
Between May 26, 2014 and November 18, 2015, GGM added 157 diamond drill holes (DD) on the Hardrock Deposit for a total of 54,027 m. One diamond drill hole (MM043) included in the 2014 Mineral Resource Estimate (MRE) was also deepened, from 456 m to 655 m, representing a total of 199 m of new meterage. Seventy-nine (79) historical Diamond drill holes were re-sampled to add new assay results in the 2016 MRE. These holes represent a total of 8,733 m and 6,411 samples included in the 2016 Greenstone Project database.
A collar re-survey campaign, using the Trimble RTK survey instrument, took place in the summer of 2014 for a total of 536 drill holes for which casing was found.
For the 2018 and 2019 drilling programs, the site surveyor and geologists spotted the reverse circulation grade control (RCGC) and blast holes using a Trimble device with RTK base station using the coordinates planned by GMS or GGM. In the event of unstable or poor ground access, the hole was moved a few metres. The drill is aligned to the proper azimuth and dip using a Reflex Astronomic Positioning System. Down-hole surveys were taken every 30 m in the diamond drill holes using a Reflex EZ-GyroTM instrument.
The 2018 RCGC and down-the-hole (DTH or blast hole) drilling campaigns were resource definition programs, designed to de‐risk the project and to focus on increasing the confidence level in the mineral resources in the initial years of production. The drilling took place on five key areas. Area 1 was not accessible due to flooding.
From May 24, 2018 to September 6, 2018, 405 RCGC drill holes were completed totaling 19,995 m on the property based in Geraldton, Ontario. The program targeted five areas which were defined by their geographic and lithological properties.
RCGC holes were planned with a spacing of 10 m in the North to South direction and 20 m in the East to West direction. On average, the RCGC holes were 50 m deep and had a dip of -50 degrees, oriented due North or South and planned within five significant mineralized areas. The results obtained from the RCGC drilling program confirmed the grade continuity in all areas. All RCGC material (chip trays from logging, rejects and representative samples) are stored on site in sea containers at GGM’s Magnet Property.
In July 2018, 62 blast holes totaling 535 m were drilled by Epiroc. The program occurred concurrently with the RCGC drilling program and aimed to further increase the confidence in the mineral resources in the F-Zone, headframe and porphyry hill area to test the performance and viability of blasthole drilling for the Hardrock deposit.
The blast holes were planned with a tighter spacing of approximately 6 m in the North to South and East to West directions. The blast holes were on average 10 m deep and drilled vertically.
The 2019 drilling program consisted of 76 RCGC drill holes totaling 5,946 m of which 5,527 m were assayed, and 54 NQ size diamond drill holes for 12,108 m of which 10,470 m was assayed. These were resource definition and grade control programs, designed to provide better definition in high potential areas of the Greenstone Project and to increase the confidence level in the Mineral Resource in the initial years of production.

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RCGC holes were planned with a spacing of 20 m in the North to South direction and 20 m in the East to West direction. On average, the RCGC holes were 100 m deep and had a dip of -50 degrees, oriented due North or South. The 2019 drilling program outcomes are detailed below:
•RCGC drilling was spatially limited to the SP-Zone and F-Zone to confirm grade continuity for benches 4 to 7;
•70 m vertical (or 7 benches) were drilled at an average spacing of 20 m x 20 m inside an area already drilled in 2018;
•Diamond drilling intersected the majority of mineralized domains, and infilled gaps in the drill spacing in the central portion of the pit;
•Grades in drilling compared well with block model grades predicted in a 2018 interim block model.
During the Hardrock site visit, the responsible Qualified Persons reviewed drilling procedures, observed RC drilling, and inspected sampling facilities and core storage facilities. Core recovery is excellent throughout the deposit, and recoveries from near-surface RC drilling were deemed acceptable. Drilling methods (both diamond drilling and RC drilling) adhered to industry standard practises, and representative samples were obtained.
Sampling, Analysis and Data Verification
Laboratories
The Geraldton facility belonging to Activation Laboratories Ltd (Actlabs Geraldton) was used for the entire drilling and channelling programs. Actlabs Geraldton has received ISO 9001:2008 certification through Kiwa International Cert GmbH. Actlabs Geraldton is an independent commercial laboratory.
All re-assaying of batches (pulps) was undertaken at ALS-Chemex in Thunder Bay. ALS-Chemex laboratory is part of the ALS Global Group and has ISO 9001 certification and ISO/IEC 17025 accreditation through the Standards Council of Canada. ALS-Chemex is an independent commercial laboratory.
Quality Control Sample Preparation by GGM
All Quality Assurance/Quality Control (QC) samples are prepared and bagged in advance by GGM personnel. The GGM employee in the core cutting facilities places one half of the ticket into a bag with the sample and staples the other half in the box. One half of each quality control sample ticket is placed in the appropriate type of control sample bag, which was prepared beforehand. A list of quality control samples and their numbers/locations is posted on the wall in the core logging facility (core shack) and regularly updated by GGM personnel. Five to seven samples are placed in a rice bag and the contents identified on the outside of the bag. Each bag and its contents are recorded on a notepad and placed in a plastic holder once complete. These slips are picked up each morning by a GGM employee and recorded in an Excel spreadsheet. Once the batches are complete, GGM personnel deliver the bags to Actlabs Geraldton and no third party is involved in transportation.
Samples selected for analysis are sent in batches of 34 samples. Each purchase order covers one batch of 34 samples consisting of:
•30 regular samples;
•1 field duplicate sample;
•1 field blank;
•1 Certified Reference Material (CRM or standard) with a low gold value;
•1 CRM with a high gold value.
As a quality control check, Actlabs Geraldton adds a 35th sample to every field batch received in the form of a coarse duplicate of the last regular sample (the 30th sample), constituting a second pulp prepared from the reject. The quality of the reject is monitored to ensure that proper preparation procedures are used during crushing. For the fusion process, Actlabs Geraldton adds seven additional quality control samples (two analytical blanks, two

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CRMs and three pulp duplicates), bringing the fusible batch to a total of 42. The pulp duplicates are necessary to ensure that proper preparation procedures are used during pulverization.
At Actlabs Geraldton, the maximum furnace charge of 42 samples ensures that GGM samples are not mixed with others.
Fire Assay Procedures (Actlabs Geraldton)
Samples (50 g each) are sent to the fire assay area numbered and in order (usually 1 to 34+1). A rack of 42 crucibles is then labelled with an assigned letter code and numbered one to 42. The mixture is placed in a fire clay crucible. The mixture is then preheated to 850°C, intermediate at 950°C and finished at 1,060°C, with the entire fusion process lasting sixty minutes. The crucibles are then removed from the assay furnace and the molten slag (lighter material) is carefully poured from the crucible into a mould, leaving a lead button at the base of the mould. The lead button is then placed in a preheated cupel which absorbs the lead when cupelled at 950°C to recover the Ag (doré bead) + Au. The entire Ag doré bead is dissolved in aqua regia and the gold content is determined by atomic absorption (AA) finish (1A2-50 code).
On each tray of 42 samples there are two blanks, three sample duplicates and two certified reference materials, one high and one low (QC = 7 out of 42 samples).
All samples assaying grades over 5.0 g Au/t with AA were re-run with gravimetric finish to ensure accurate values. After the fire assay procedures, Au is separated from the Ag in the doré bead by parting with nitric acid. The resulting gold flake is annealed using a torch. The gold flake remaining is weighed gravimetrically on a microbalance.
Fire Assay Procedures with Gravimetric or AA Finish (ALS-Chemex Thunder Bay)
The fire assay technique uses high temperature and flux to “melt” the rock and allows the gold to be collected. Lead formed from the reduction of litharge is traditionally used as the collecting medium for silver and gold. The test sample is intimately mixed with a suitable flux that will fuse at high temperature with the gangue minerals present in the sample to produce a slag that is liquid at the fusion temperature. The liberated precious metals are scavenged by the molten lead and gravitate to the bottom of the fusion crucible.
Upon cooling, the lead button is separated from the slag and processed in a separate furnace for a high temperature oxidation (cupellation) where the lead is removed, leaving the precious metals behind as a metallic bead called a prill. Traditionally, this prill was then partially dissolved in nitric acid (parted) to remove silver and the remaining gold determined by weighing (gravimetry). Alternatively, the prill can be dissolved in a mixture of hydrochloric and nitric acid (aqua regia) and the concentration determined by spectroscopic methods.
For the AA finish method, a pulp sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead. The bead is digested in 0.5 ml dilute nitric acid in the microwave oven. The 0.5 ml concentrated hydrochloric acid is then added, and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled, diluted to a total volume of 4 ml with de-mineralized water, and analyzed by AA spectroscopy against matrix-matched standards.
For the gravimetric finish method, a pulp sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents in order to produce a lead button. The lead button containing the precious metals is cupelled to remove the lead. The remaining gold and silver bead is parted in dilute nitric acid, annealed and weighed as gold. Silver, if requested, is then determined by the difference in weights.
At the ALS-Chemex laboratory, the batch size for all fire assay method is 84 including six internal QC. Therefore 78 client samples can be done per batch.
The maximum furnace charge of 78 client samples ensures that GGM samples are not mixed with others.

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QP Conclusions
A statistical analysis of the QC data provided by GGM did not reveal any significant analytical issues. The responsible Qualified Persons are of the opinion that the sample preparation, analysis, QC and security protocols used for the Greenstone Project follow generally accepted industry standards and that the data is of sufficient quality to be used for Mineral Resource estimation.
Data Verification
This section summarizes data verification procedures for the updated MREs. For the Hardrock deposit, as the 2016 MRE database formed the basis of the 2019 MRE, data verification procedures for the 2016 MRE are still valid and are described in the Greenstone Technical Report.
Data verification for the Greenstone Project consisted of numerous site visits to monitor drilling activities, reviewing new drill hole data merged into the 2016 MRE database, reviewing new voids, and the review of new lithology, alteration and structural data. Finally, the verification also included a comparison of the RCGC assay grades versus the diamond drilling assay grades on section.
Overall, the responsible Qualified Persons are of the opinion that GGM’s protocols for drilling, sampling, analysis, security, and database management meet industry standard practices. The 2019 data verification process demonstrated the validity of the data and protocols for the Greenstone Project. The responsible Qualified Persons consider the GGM database to be valid and of sufficient quality to be used for the Mineral Resource estimation.
Data Verification for Tailings Storage Facility
The site visit revealed the necessity for field investigations to characterize the sub-surface conditions along the TSF dam footprint. Geotechnical investigations were undertaken during 2014, 2015, 2016, 2018 and 2019 which included test pitting, borehole drilling, cone penetration test and field vane shear tests. Disturbed and undisturbed samples were extracted and tested for various index, strength parameters in an approved laboratory. The stratigraphic and strength information of the subsurface units were reviewed, interpreted and utilized in the design of the TSF dams.
Extensive geotechnical investigations in the TSF dam footprint have facilitated the assessment of design parameters required for the TSF dam design.
Mineral Processing and Metallurgical Testing
The process design criteria have been established based on testwork results, GGM and vendor recommendations or requirements and industry practices.
Between 2011 and 2013, mineralogy, grindability and gold recovery testwork was performed by SGS Lakefield Research Limited (SGS Lakefield) and McClelland Laboratories Inc. (McClelland). The SGS Lakefield testwork showed that the ore is composed mainly of quartz and plagioclase with minor amounts of pyrite and arsenopyrite, gold occurs mainly as native gold, the ore is in the category of medium hardness to moderately hard, a portion of the gold can be recovered by gravity concentration and gold can be recovered to a bulk flotation concentrate. The subsequent McClelland testwork showed that gold recovery increased with finer grind size and was unaffected by cyanide concentration.
In the course of the March 2014 Preliminary Economic Assessment and 2016 Feasibility Study, additional testwork was carried out by SGS Lakefield, JKTech Pty Ltd. and FLSmidth. Primarily, high pressure grinding roll (HPGR) tests confirmed the ore amenability for high pressure grinding, and facilitated equipment selection and operating cost estimation. Grindability, head grade determination, mineralogy, magnetic separation, gravity recovery, flotation, cyanidation, cyanide destruction, solid-liquid separation and other tests were completed. Additional thickening and rheology testwork were carried out to determine the sizing and operating parameters of a pre-leach thickener.
The HPGR testing program included laboratory scale tests to determine the amenability of the ore to HPGR milling and yield preliminary sizing data; abrasion tests to predict the service life of the rolls and a large- scale pilot plant

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test to size the equipment. Bond grindability testing was performed to evaluate the Ball Work Index reduction of the HPGR product compared to the feed. A detailed comminution trade-off study recommended two-stage crushing followed by HPGR and ball milling over crushing followed by semi-autogenous milling and ball milling, to reduce throughput risk and increase energy efficiency.
In the detailed engineering phase additional leach test work was carried out on near-surface samples from the 2018 drilling campaign to characterize gold recovery, oxygen consumption, solid-liquid separation and rheology.
A multivariate linear regression analysis was used to estimate gold recovery based on ore grade and mineralogical composition. The results of the cyanidation tests conducted on composites were used as the basis for the analysis. The residual gold grade from the cyanidation testwork was found to be highly correlated to the gold, arsenic and sulphur head sample grades, and somewhat less on grind size. The gold recovery process for the Greenstone Project consists of a crushing circuit (gyratory and cone), a grinding circuit (HPGR and ball mill), pre-leach thickening and cyanide leaching, a carbon in pulp (CIP) circuit, carbon elution and regeneration, electrowinning and gold refining, cyanide destruction and tailings disposal. The plant is designed to operate at a throughput of 27,000 t/d. The process operation schedule is 24 hours per day, 365 days per year, with an overall availability of 92%.
Gold production averages 414 koz for the first five years of production (from start of Year 1 to end of Year 5) with an average head grade of 1.45 g Au/t and an average metallurgical recovery of 91.2%.
Mineral Resource and Mineral Reserve Estimates
Mineral Resource Estimate
Since the previous MRE was released in 2016, substantial drilling has been conducted and was successful in de-risking the MRE in the early years of production.
RCGC drilling on a 20 m (X) by 10 m (Y) spacing was undertaken in 2018 and 2019 targeting the first three benches of production, and also partially tested an additional four benches in certain areas. In 2019, diamond drilling was undertaken in areas identified as requiring infill drilling, and resulted in the validation of the new geological interpretation and confirmation of the grade continuity.
The principal factors contributing to the increase in the current MRE are as follows:
•The 2019 MRE is constrained by a deeper pit optimization, which incorporates significantly more resources compared to the 2016 MRE;
•The reduction of internal dilution within the seventeen principal domains has resulted in a 24% increase in average grade of assays within these domains, thus a higher overall gold grade in the mineral resource;
•Grade capping was revisited in 2019 (due to the refined wireframes), and new capping thresholds were chosen. They are generally less restrictive than the capping chosen in 2016;
•RCGC drilling and validation diamond drilling conducted in 2018 and 2019 confirmed grade continuity, and generally intersected higher-grades than expected in the 2016 block model.
The Greenstone Technical Report is based on an open pit mining scenario. The in-pit Mineral Resources at the Hardrock deposit are constrained within the design pit using a cut-off grade of 0.30 g Au/t. In addition to in-pit Mineral Resources, an underground Mineral Resource was estimated outside the open pit using a 2.0 g Au/t cut- off grade. Greenstone Project open pit and underground Mineral Resources are summarized in Table 2.
The MRE covers a corridor of the Hardrock deposit with a strike length of 5.7 km and a width of approximately 1.7 km, down to a vertical depth of 1.8 km below surface. Mineralized zones were interpreted in 3D using Leapfrog GEO™ software based on a litho-structural model and the drill hole database. The drill hole database used in the estimate contained 312,408 sampled intervals from 696,125 m of diamond drilling in 1,682 holes, and 11,871 assays from 25,961 m of reverse circulation drilling in 481 holes. Channel samples were not used in the estimation.
Mineral Resources were estimated by applying a minimum true thickness of 3.0 m and using the grade of the adjacent material when assayed or a value of zero when not assayed. High-grade capping on raw assay data was

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established on a per zone basis. Compositing was conducted on drill hole sections falling within the mineralized zones (composite = 2 m). Mineral Resources were estimated using 3D block modelling and 3-pass ID3 interpolation with high-grade restraining.
Mineral Resources were classified as Measured in areas within 15 m of the RCGC drilling and Indicated in areas where the maximum distance to drill hole composites was less than 35 m for blocks interpolated in Passes 1 and 2 (using a minimum of two drill holes). Mineral Resources were classified as Inferred in remaining blocks interpolated during Passes 1 to 3. Lastly, all blocks in the underground resource estimated in Pass 1 to 3 in the external grade shell domain (500, 501 and 506) were downgraded to Inferred category. A grooming step was undertaken on the classification to ensure that the Resource category is coherent for mine planning purposes.
Table 2: Mineral Resource Estimate (Exclusive of Mineral Reserves) for Greenstone Project

Resource Type	Cut-off (g Au/t)	In-Pit	Underground	Total
		> 0.30 g Au/t	> 2.00 g Au/t
Indicated	Tonnes (t)	5,972,000	9,792,000	15,764,000
	Grade (g Au/t)	1.21	3.93	2.90
	Au (oz)	231,400	1,237,400	1,468,800
Inferred	Tonnes (t)	356,000	24,593,000	24,949,000
	Grade (g Au/t)	1.14	3.87	3.83
	Au (oz)	13,100	3,059,100	3,072,200
Notes:
1.The Independent and Qualified Person for the Mineral Resource Estimate, as defined by NI 43-101, is Rejean Sirois, B.Sc., P.Eng. of GMS, and the effective date of the estimate is September 4, 2019;
2.These Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability;
3.Mineral Resources are exclusive of Mineral Reserves;
4.In-Pit results are presented undiluted within a merged surface of the pit optimization shell 24 and the 2019 pit design, using a USD 1,250 gold price and a revenue factor 0.78;
5.Whittle parameters (all amounts in Canadian dollars): Reference mining cost: $1.98/t, Incremental bench cost ($/10 m bench): $0.033, Milling cost: $7.54/t, Royalty: 4.4%, G&A: $1.59/t, Sustaining capital: $0.70/t, Gold price: $1,625/oz, Milling recovery: 91.1%;
6.Ounce (troy) = Metric Tonnes x Grade / 31.10348. Calculations used metric units (metres, tonnes and g/t);
7.The number of metric tonnes was rounded to the nearest thousand and ounces was rounded to the nearest hundred. Any discrepancies in the totals are due to rounding effects; rounding followed the recommendations in NI 43-101;
8.The responsible Qualified Persons are not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the MRE.
9. 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) definitions were followed for Mineral Resources.

Mineral Reserve Estimate
The Mineral Reserve for the Greenstone Project was estimated based on the open pit mining scenario proposed in the Greenstone Technical Report and is summarized in Table 4.
Table 3: Mineral Reserve Estimate (Open Pit)

Category	Diluted Ore Tonnage (kt)	Gold Grade (g Au/t)	Contained Gold (koz Au)
Proven	5,623	1.28	232
Probable	129,700	1.27	5,307
Total P&P	135,323	1.27	5,539

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Notes:
1. 2014 CIM definitions were followed for Mineral Reserves;
2.Effective date of the estimate is August 8, 2019;
3.Mineral Reserves are estimated at a cut-off grade of 0.35 g Au/t;
4.Mineral Reserves are estimated using a long-term gold price of USD 1,250/oz and an exchange rate of CAD : USD 1.30;
5.A minimum mining width of 5 m was used;
6.Bulk density of ore is variable but averages 2.78 t/m3;
7.The average strip ratio is 5.10:1;
8.Dilution factor is 17.2%;
9.Numbers may not add due to rounding.
The mine design and Mineral Reserve estimate have been completed. The Mineral Reserve estimate is consistent with the 2014 CIM definitions. As such, the Mineral Reserves are based on Measured and Indicated Mineral Resources (M&I), and do not include any Inferred Mineral Resources. Indicated Mineral Resources were converted in Probable Mineral Reserve and Measured Mineral Resource in Proven Mineral Reserve. The Inferred Mineral Resources contained within the mine design are classified as waste.
Open pit optimization was conducted using Whittle software to determine the optimal economic shape of the open pit to guide the pit design process. The Mineral Reserve estimate includes a 17.2% mining dilution at an average grade of 0.13 g Au/t and a 1.5% ore loss factor.
Mining Operations
Mining will be carried out using conventional open pit techniques with 10 m benches. An owner-mined open pit operation is planned with hydraulic shovels and mining trucks, including outsourcing of certain support activities such as explosives manufacturing and blasting.
Production drilling of the 10 m benches will be by blast hole drill rigs with both rotary and DTH drilling capability. Blast holes are loaded with bulk emulsion. The majority of the loading in the pit will be carried out by two 29 m3 hydraulic face shovels, one 29 m3 hydraulic excavator, and two 30 m3 front-end wheel loaders. The shovels and loaders will be matched with a fleet of 216 t payload mine trucks. The presence of underground stopes was considered when designing the pits mainly for the void in the F-Zone, which is 150 m high and 30 m wide. Most of the other underground openings are backfilled with sand fill or rock fill.
Mining of the Hardrock main pit will occur in five main phases preceded by a starter pit. Waste rock will be disposed of in five distinct waste dumps with four located around the pit and one further to the south. The open pit generates 689.6 Mt of overburden and waste rock (inclusive of historic tailings and underground backfill) over the life of mine (LOM) for an average LOM strip ratio of 5.1:1.
The LOM plan details 12.9 years of mine production (from April of Year 1 to February of Year 14), preceded by a preproduction period of 20 months which includes a 4-month plant commissioning period (excludes crushing). The processing plant will take 13 months to reach its full processing rate of 27,000 tpd. Once the open pit is depleted, the process plant is fed for an additional 9 months from low grade stockpiles. Commercial operations are scheduled for 13.7 years (from April of Year 1 to November of Year 14).
Processing and Recovery Operations
The process design criteria have been established based on: testwork results, trade-off studies, GGM client and vendor recommendations and industry practices.
The plant will ramp-up to the nameplate capacity of 27,000 t/d in approximately one year (grind size of 80% passing (P80) 90 μm. The grinding circuit includes a HPGR, two identical ball mills and two identical gravity concentrators. The mill operation schedule is 24 h/d, 365 d/y with an overall availability of 92%. Crushing plant and processing plant equipment design factors allow for a margin of error in the sizing of the equipment. They are used in the calculations of the equipment feed rates and residence times. The key general process design criteria are presented in Table 5.

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Table 4: Key General Process Design Criteria

Parameter	Units	Value
Throughput – Design	t/y	9,855,000
Throughput – Design	t/d	27,000
Throughput – Design	t/h	1223
Design Grind Size (P80)	µm	90
Crusher Utilization	%	67
Process Plant Availability	%	92
Operating Time	d/y	365
Operating Time – Concentrator	h/d	24
Au Feed Grade - Average	g/t	1.34
Au Feed Grade - Design	g/t	2.10
Ore Moisture	%	3.0
Ore Specific Gravity		2.81
Gold Recovery	%	91.0
Elution Vessel Capacity	t	10
Crushing Plant Equipment Design Factor	%	20
Process Plant Equipment Design Factor	%	10
The gold recovery process consists of a crushing circuit (primary gyratory and secondary cone), a HPGR and ball mill grinding circuit with gravity recovery, pre-leach thickening, cyanide leaching, CIP adsorption, elution and regeneration circuit, electrowinning and refining, cyanide destruction and tailings deposition.
The service areas include reagent preparation, compressed air, oxygen plant and sulphur dioxide storage and distribution. The water management system covers all the fresh, reclaim, process, potable, fire and gland water storage and pumping. An onsite sewage treatment plant will process domestic wastewater, discharging to the environment. Tailing reclaim and collected contact water will be used for process water, with excess contact water treated and discharged to the environment.
Infrastructure, Permitting and Compliance Activities
Infrastructure
General
The Greenstone Project occurs in a district with active mines and processing facilities located at Hemlo and Timmins, Ontario and therefore has access to good transportation and regional mining related infrastructure. The Greenstone Project is located in close proximity to the Trans-Canada Highway 11, TransCanada Pipelines Limited Canadian Mainline (TCPL Mainline) natural gas pipeline, a Hydro One electrical substation and Geraldton hosts a municipal airport, which has a 1,500 m runway capable of accommodating large aircraft. Geraldton has its own potable water treatment system and water distribution network, which are proposed to be used for the Greenstone Project.
General infrastructure for the Greenstone Project that will be constructed to support mining and processing will include:
•Site access and haul roads;
•Workshop and maintenance facility;

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•Warehousing for spare parts and reagents;
•Administration building including a dry facility, gatehouse and parking area;
•Explosive reagent storage;
•Fuel storage and distribution;
•Recycling and sorting facility;
•Potable water and sewage systems;
•Fire water systems;
•Site security and fencing.
Existing infrastructure within the footprint of the property limits that will need to be relocated includes:
•Trans-Canada Highway 11;
•Existing Hydro One 115 kV station;
•Ontario Provincial Police Station;
•MacLeod High Tailings (portion covering the open pit mine);
•Ontario Ministry of Transport patrol station.
Portions of a golf course and the MacLeod-Cockshutt (MacLeod-Mosher) mine headframe will be purchased from the municipality during the operations phase. Private properties in the MacLeod townsite and Hardrock townsite (65 in total) and the gas station have now been purchased.
The existing Hydro One grid is insufficient for powering the processing facilities and associated infrastructure. A 65 MW natural gas-fired power plant will be constructed, with a designed capacity of 46.5 MW, which will include a natural gas pipeline originating from the existing TCPL Mainline pipeline directly to the site power plant.
GGM has committed as part of the environmental assessment (EA) to remove a portion of the historical tailings. Approximately 23% of the historical MacLeod tailings will be removed as part of the starter pit and pit expansion during the first year of operations, while 70% of the historical Hardrock tailings will to be relocated to the TSF (Year 6 to Year 9 of operations). To ensure the stability of the remaining historical tailings in place, a buttress will be constructed along the north side of the historical tailings.
Water Management
Two types of effluents will be generated during Greenstone Project activities: mine effluent and sanitary effluent. The water quality standards applicable to mine effluent are the Provincial Water Quality Objectives (PWQOs), Ontario Regulation (O.Reg.) 560/94-MISA Metal Mine Sector Effluent Criteria, and Federal Metal Mining Effluent Regulations (MMER) Effluent Criteria. The Assimilative Capacity Study conducted for the Greenstone Project identified discharge locations and proposed quality criteria for both mine and sanitary effluents discharging to the Southwest Arm of Kenogamisis Lake which are protective of the receiving environment. The effluent criteria proposed meet and exceed MMER and O.Reg. 560/94 criteria at end of pipe and the PWQOs for all parameters are met within a small mixing zone in the receiving waterbody.
All collected mine water, surface runoff water and underground workings water will be directed through various runoff and seepage collection ponds to the centralized mine water Collection Pond M1, which is designed to provide buffer flows for mill make-up water and the effluent water treatment plant supply. The treated water is then released to the Southwest Arm of Kenogamisis. A seepage collection system will be installed to manage seepage from the Macleod historical tailings as an early project development activity. Runoff and seepage collection from the exterior of the TSF dams will be collected in a series of ponds and generally pumped back to the TSF for re-use in processing. In case there is surplus water, which cannot be pumped into the TSF, water will be treated prior to discharging to the environment.

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Tailings Storage Facility
The TSF dams have been designed to meet the requirements of the Lakes and River Improvement Act Ministry of Natural Resources and the Canadian Dam Association guidelines (CDA) with a relatively low permeability core protected by filters and transition zones upstream of the main embankment, and constructed of geochemically benign mine rock. The TSF dam foundation was characterized by conducting extensive geotechnical investigations. A site-specific seismic hazard study was carried out for the seismic design of the TSF dams. The stability of the dams meets the target factors of safety required as per CDA.
The TSF site is located approximately five kilometres southwest of the process plant site and was selected to minimize the disturbance to fish bearing water bodies, maximize the use of natural containment and optimize Greenstone Project economics. Prior to construction of the TSF, Goldfield Creek will be diverted around the north side of the TSF into a permanent channel designed to provide fisheries compensation.
The site has a positive water balance, and as such, the TSF will be developed to minimize the surplus water requiring treatment. It is planned to complete tailings deposition early in one cell to allow for progressive rehabilitation and shedding of runoff from the system.
Closure of the TSF involves lowering of the spillways and vegetation of the exposed beaches. Runoff will be directed through spillways constructed in natural ground when deemed suitable for discharge to the environment.
Permitting and Compliance
Environmental baseline studies were initiated for the Greenstone Project in 2013 and were used to identify environmental constraints during the development of preliminary layouts and designs for the Greenstone Project. This included consideration of siting and layout of Greenstone Project infrastructure as well as consideration of design alternatives from an environmental management and approvals perspective. This environmental baseline was the basis for determining incremental changes and predicting environmental effects associated with the Greenstone Project.
A final environmental impact statement / environmental assessment (EIS/EA) has been completed and approved by provincial and federal regulatory agencies. A conceptual Closure Plan was developed as part of the EIS/EA to provide an early opportunity to discuss the closure approach and initial costing. The Closure Plan has now advanced to a final version and was approved by the MENDM in January 2020.
The results of the final EIS/EA, including implementing the identified mitigation measures, supports the conclusion that the Greenstone Project will not cause significant adverse environmental effects. There are no issues identified to date that would materially affect the ability of GGM to extract minerals from the Greenstone Project. Since completing the final EIS/EA, GGM has completed slight modifications of project components as detailed engineering advances, which form the basis for the final mine plan used for the Greenstone Technical Report. Active consultation with stakeholders (community members, agencies and interested parties) and Indigenous communities has been undertaken throughout Project planning and will continue as the Greenstone Project progresses through permitting and detailed engineering.
GGM has established Long Term Relationship Agreements (LTRAs) with the five local Indigenous communities. The agreements establish increased clarity regarding GGM’s ability to develop the Greenstone Project and the Indigenous communities’ opportunity to benefit from future mining opportunities in the region, including the potential to extend the life of the Greenstone Project.
Provincially, the Ministry of the Environment, Conservation and Parks (MECP) identified that three communities hold or claim Aboriginal or treaty rights that may be adversely impacted by the Greenstone Project (Aroland First Nation, Ginoogaming First Nation and Long Lake #58 First Nation), and that it was delegating aspects of consultation to GGM. MECP also indicated that in addition to GGM’s consultation obligations and delegation of procedural aspects with the Indigenous communities identified above, MECP also requires engagement with people or groups who may have an interest in the Greenstone Project. These communities included:

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•Animbiigoo Zaagi'igan Anishinaabek
•Biigtigong Nishnaabeg;
•Biinjitiwaabik Zaaging Anishinaabek;
•Bingwi Neyaashi Anishinaabek;
•Constance Lake First Nation;
•Eabametoong First Nation;
•Greenstone Métis Council;
•Marten Falls First Nation;
•Pays Plat First Nation;
•Red Sky Métis First Nation.
Economic Analysis
The base case economic model has been developed using a long-term gold price assumption of USD 1,400/oz and an exchange rate of CAD/USD 1.30.
Gold production over the LOM is 5,051 koz based on an average processing recovery of 91.2%. Gold production begins during the pre-production period and is treated as revenue partially offsetting pre- production costs.
The economic model excludes any project or equipment financing assumptions. The Greenstone Project funding is assumed to be through equity for the purposes of the Greenstone Technical Report. The economic results are calculated as of the start of the pre-production CAPEX phase at Year 3 which includes the remaining detailed engineering and all procurement.
The Partnership is not subject to income taxes and each respective joint venture partner will bear the responsibility for paying tax on profits generated by the Partnership. The post-tax results in the Greenstone Technical Report are based on the assumption that GGM is a taxable Canadian entity and tax is calculated based on the tax rules in Ontario. The calculations include tax losses incurred by GGM since the inception of the partnership, but do not reflect the benefit of any historical tax positions held by either joint venture partner (if any).
The before-tax project cash flow over the Greenstone Project life is estimated at CAD 3,911M. The Greenstone Project before-tax net present value (NPV) at a discount rate of 5% is estimated to be CAD 2,054M with a before-tax internal rate of return (IRR) of 24.7%.
The total after-tax cash flow over the Greenstone Project life is estimated to be CAD 2,716M. The after-tax NPV at a discount rate of 5% is estimated to be CAD 1,364M. The after-tax cash flow results in a 3.2-year payback period from the commencement of commercial operations with an after-tax IRR of 20.1%. Table 5 is a summary of the Greenstone Project economics.

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Table 5: Project Economics Result Summary

Project Economics		Base Case Results
Production Summary
Tonnage Mined	Mt	824.9
Ore Milled	Mt	135.3
Head Grade	g Au/t	1.27
Gold Processed	k ozs	5,539
Recovery	%	91.2%
Gold Production	k ozs	5,051
Cash Flow Summary
Gross Revenue	M CAD	9,112
Mining Costs (incl. rehandle)	M CAD	(1,890)
Processing Costs	M CAD	(968)
G&A Costs (incl. transport & refining)	M CAD	(416)
Royalty Costs	M CAD	(273)
Total Operating Costs	M CAD	(3,547)
Operating Cash Flow Before Taxes	M CAD	5,566
Initial CAPEX	M CAD	(1,226)
Sustaining CAPEX	M CAD	(420)
Total CAPEX	M CAD	(1,646)
Salvage Value	M CAD	45
Closure Costs	M CAD	(54)
Interest and Financing Expenses	M CAD	-
Taxes (mining, prov. & fed.)	M CAD	(1195)
Before-Tax Results
Before-Tax Undiscounted Cash Flow	M CAD	3,911
NPV 5% Before-Tax	M CAD	2,054
Project Before-Tax Payback Period	years	2.8
Project Before-Tax IRR	%	24.7%
After-Tax Results
After-Tax Undiscounted Cash Flow	M CAD	2,716
NPV 5% After-Tax	M CAD	1,364
Project After-Tax Payback Period	years	3.2
Project After-Tax IRR	%	20.1%

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Table 6 is a summary of the NPVs at various discount rates.
Table 6: Project Net Present Values at Various Discount Rates

Discount Rate	Before-Tax Project NPV (M CAD)	After-Tax Project NPV (M CAD)
5%	2,054	1,364
6%	1,804	1,183
7%	1,584	1,022
8%	1,389	879.9

A sensitivity analysis was performed for ±10% and ±15% variations for gold price, exchange rate, operating costs and initial capital expenditure.
The Greenstone Project is most sensitive to gold price followed by exchange rate, initial capital costs and operating costs. The Greenstone Project is somewhat less sensitive to the CAD/USD exchange rate than the gold price in USD/oz as some of the CAPEX are in US dollars. The sensitivity on gold grade is identical to that of the gold price and is therefore not presented in the following figures.
The results of the sensitivity analysis on after-tax undiscounted NPV and IRR are presented in Table 7.
Table 7: Project After-Tax Sensitivities

	NPV 5%			IRR
Technical Report Feasibility Study Variable	-15% (M CAD)	Update (M CAD)	+15% (M CAD)	-15% (% IRR)	Update (% IRR)	+15% (% IRR)
Operating Costs	1,553	1,364	1,175	21.8%	20.1%	18.4%
Capital Costs	1,486	1,364	1,240	23.6%	20.1%	17.4%
Exch. Rate (CAD/USD)	837	1,364	1,885	15.1%	20.1%	24.4%
Gold Price	816	1,364	1,905	14.7%	20.1%	24.9%

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Table 8: Annual Cash Flows for the Greenstone Project

Life-of-Mine Cash Flow	Total	-3	-2	-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
Sales and Revenue
Gold Price (USD/oz)	1,400	-	-	-	1,400	1,400	1,400	1,400	1,400	1,400	1,400	1,400	1,400	1,400	1,400	1,400	1,400	1,400	-
Exch. Rate (CAD/USD)	1.30	-	-	-	1.30	1.30	1.30	1.30	1.30	1.30	1.30	1.30	1.30	1.30	1.30	1.30	1.30	1.30	-	-	-
Gold Sold (Koz)	5,007	-	-	-	379	389	433	460	339	289	278	357	349	360	408	474	373	118	-	-	-
Gold Revenue (M CAD)	9,112	-	-	-	690	708	788	837	617	526	506	650	635	655	743	863	679	215	-
Operating Costs (M CAD)
Mining	1,890	-	-	-	102.4	151.3	154.6	160.7	161.2	159.4	158.9	164.6	163.9	140.5	134.0	122.0	100.7	16.1	-	-	-
Processing	968	-	-	-	48.3	75.2	72.0	71.9	69.3	72.4	69.6	71.7	71.6	69.3	72.3	71.8	71.4	60.7	-	-	-
G&A	401	-	-	-	33.3	31.2	32.8	34.0	27.2	24.4	23.6	27.1	26.8	28.3	31.1	35.2	28.8	17.0	-	-	-
Royalties	273	-	-	-	20.7	21.2	23.6	25.1	18.5	15.8	15.1	19.5	19.0	19.6	22.3	25.8	20.3	6.4	-	-	-
Refining & Other	15	-	-	-	1.1	1.2	1.3	1.4	1.0	0.9	0.8	1.1	1.0	1.1	1.2	1.4	1.1	0.4	-	-	-
Total Direct Costs	3,547	-	-	-	205.8	280.1	284.3	292.9	277.2	272.8	268.1	284.0	282.4	258.7	261.0	256.3	222.4	100.7	-	-	-
Capital and Other Costs (M CAD)
Construction Capital	1,113	179.0	524.2	374.7	35.6	-
Contingency	108	1.3	16.4	57.2	33.4	-
Other Capital	4	1.2	2.8	0.1	0.0	-
Sustaining Capital	420	-	-	0.4	100.7	35.9	42.3	48.4	22.3	23.7	31.7	41.4	26.6	16.5	10.6	17.8	1.5	-	-	-	-
Working Capital	(0)	-	5.0	(3.7)	26.6	(5.8)	0.3	0.9	(4.2)	(3.7)	1.7	2.7	1.1	0.6	2.4	3.5	(0.4)	(27.0)	-	-	-
Interest & Fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Equip. Facility Funding	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Equip. Facility Repayment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclamation Fund	54	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1.5	17.5	17.5	17.5
Salvage Value	(45)	-	-	-	-	-	-	-	-	-	-	-	-	(3.6)	(0.8)	(0.2)	(0.5)	(4.0)	(36.1)	-	-

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Total Capital & Other	1,655	181.5	548.4	428.8	196.4	30.0	42.6	49.2	18.0	20.1	33.4	44.1	27.7	13.5	12.2	21.1	0.6	(29.5)	(18.6)	17.5	17.5
Cash Flow (M CAD)
Pre-Tax Cash Flow	3,911	(181.5)	(548.4)	(428.8)	287.8	398.0	460.7	494.6	322.2	233.6	204.1	321.8	325.1	383.1	470.1	585.4	455.8	143.8	18.6	(17.5)	(17.5)
Cash Taxes	1,195	-	-	-	2.5	46.8	91.1	117.4	65.6	44.9	45.1	96.8	95.0	113.6	143.3	173.8	134.0	25.5	-	-	-
After-Tax Cash Flow	2,716	(181.5)	(548.4)	(428.8)	285.4	351.2	369.6	377.1	256.6	188.6	159.1	225.0	230.2	269.6	326.8	411.6	321.7	118.3	18.6	(17.5)	(17.5)
Notes:
1.Non-GAAP measure.
2.Pre-production gold sales treated as credit against pre-production costs in construction capital.
3.Numbers may not add due to rounding.

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Current Capital Costs
The table below presents Equinox Gold’s 2021 capital costs and the 2022 budgeted capital costs for Greenstone of which 60% is attributable to the Company.
Table 9: Capital Costs

Description	2021 Costs ($ million)	2022 Budget ($ million)
Project construction	65.6	326.0
Exploration	-	0.2
Total	65.6	326.2
Notes:
1.Totals may not add due to rounding.
Recent Exploration, Development and Production
Exploration
GGM carried out a total of 20,825 m of exploration drilling in 2021. The program focused primarily on the south east pit area. Exploration works planned for 2022 focus on desktop studies including review of magnetics susceptibility and updating the geological model. No drilling is contemplated in 2022.
Project Development
In October 2021 the Company announced ground-breaking for full-scale construction of Greenstone with a construction budget of C$1.53 billion (100% basis) ($1.23 billion at a rate of USD:CAD 1.25). Construction will be funded on a pro rata basis with Equinox Gold funding 60% and Orion funding 40%. The initial capital estimate has been updated from the 2020 feasibility study estimate to reflect firm supplier quotes following detailed engineering, a review and update of capital costs, and an increased contingency including a provision for future inflation and potential COVID-19 costs. Approximately 80% of the initial capital is Canadian-dollar based. With all financing and lender consents in place, construction commenced in December 2021.
Early works activities were completed in late Q3 2021 with commissioning of the temporary workforce camp, construction office and temporary effluent water treatment plant. Major construction activities got underway in Q4 2021 with contractors mobilized to commence construction on the TSF, the Goldfield Creek diversion, and the new portion of Highway 11. The second phase of tree clearing progressed during the Quarter. Plant site earthworks has advanced ahead of schedule and the first concrete pour was completed in December 2021.
TSF Development
Subsequent to the issuance of the Technical Report, the Engineer of Record (EoR) for the TSF was changed in 2021 to Golder Associates Inc. (Golder).  A confirmation drilling program in specific areas of the foundation of the TSF was defined by Golder and this drilling program was performed in December 2021.  The drill holes were logged, and soil samples were taken and submitted for laboratory testing.  A geotechnical report is being prepared by Golder and will be issued in Q2 2022. Initial construction of the TSF was initiated in October 2021.  The scope of work over the winter period (2021/2022) comprises initial foundation excavations and fill placements for the Goldfield Creek Diversion and the embankments of the TSF.  Access roads are being established and surface water collection channels and ponds are being built prior to the onset of freshet in the spring of 2022.
In March 2022, the Independent Tailings Review Board (ITRB) carried out a review the preliminary results from the Golder December 2021 geotechnical drilling program and their potential impact on the existing design of the TSF, and the construction progress to date of the TSF and Goldfield Creek Diversion.

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DIRECTORS AND EXECUTIVE OFFICERS
The names, positions or offices held with the Company, municipality of residence, and principal occupation within the past five years of the directors and executive officers of the Company as at the date of this AIF are set out below.

Name and Location of Residence	Position with Equinox Gold	Principal Occupation During the Past Five Years
Ross Beaty Vancouver, British Columbia, Canada	Director and Chairman, since December 2017	Business Executive. Formerly Chair of Pan American Silver Corporation.
Maryse Bélanger West Vancouver, British Columbia, Canada	Director, since June 2020	Corporate Director. Formerly CEO and a director of Bullfrog Gold Corp to June 2021, and President, Chief Operating Officer, and director of Atlantic Gold from Jul 2016 to Jul 2019.
Lenard Boggio North Vancouver, British Columbia, Canada	Director, since December 2017 Lead Director, since October 2019	Corporate Director.
François Bellemare Montréal, Québec, Canada	Director, since January 1, 2022	Executive Director at Mubadala’s Direct Investments Platform
Gordon Campbell, Victoria, British Columbia, Canada	Director, since March 2020	Corporate Director. Formerly the Canadian High Commissioner to the United Kingdom from 2011 to 2016.
General Wesley Clark, Little Rock, Arkansas, USA	Director, since March 2020	Chairman and CEO of Wesley K. Clark Associates LLC (Strategic consulting firm).
Dr. Sally Eyre West Vancouver, British Columbia, Canada	Director, since October 2020	Corporate Director.
Marshall Koval Kirkland, Washington, USA	Director, since December 2017	CEO and President of Lumina Gold Corp. and CEO of Luminex Resources Corp. Formerly the CEO, Chair and President of Anfield from Apr 2009 to Dec 2017.
Christian Milau Vancouver, British Columbia, Canada	Chief Executive Officer, since August 2016 Director, since May 15, 2020 (former director from August 2016 to March 10, 2020)	CEO of Equinox Gold. Formerly the CEO of True Gold from Apr 2015 until Apr 2016 when it was acquired by Endeavour Mining.
Gregory Smith North Vancouver, British Columbia, Canada	President, since March 2017	President of Equinox Gold. Formerly the CEO of JDL Gold from Oct 2016 to Mar 2017. CEO of Anthem United from Apr 2014 until Apr 2016.
Peter Hardie Vancouver, British Columbia, Canada	Chief Financial Officer, since August 2016	CFO of Equinox Gold. Formerly the CFO of True Gold from Nov 2015 until Apr 2016 when it was acquired by Endeavour Mining. VP Finance and CFO of Nevsun Resources Ltd. from Aug 2008 to Oct 2015.
Doug Reddy Burnaby, British Columbia, Canada	Chief Operating Officer, since September 2020
COO of Equinox Gold. Formerly the EVP Technical Services of Equinox Gold from Mar to Sep 2020, Senior VP Technical Services of Leagold from Sep 2016 to Mar 2020, and EVP Business Development of Endeavour Mining from Aug 2006 to Feb 2016.

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Susan Toews North Vancouver, British Columbia, Canada	General Counsel, since April 2018; Corporate Secretary, since November 2018	General Counsel and Corporate Secretary of Equinox Gold. Formerly a consultant providing legal services from July 2013 to April 2018.
Scott Heffernan West Vancouver, British Columbia, Canada	EVP Exploration, since August 2016	EVP Exploration of Equinox Gold. Formerly the VP Exploration of True Gold from May 2012 until Apr 2016 when it was acquired by Endeavour Mining.
Cornelius Lourens North Vancouver, British Columbia, Canada	SVP Technical Services, since January 2021
SVP Technical Services of Equinox Gold since Jan 2021. Formerly SVP Operations, Brazil from Jul 2018 to Jan 2021. Former metallurgical consultant for Leagold Mining from Dec 2017 to Jun 2018 and General Manager for Endeavour Mining at Agbaou gold mine in Ivory Coast, and Houndé gold mine in Burkina Faso prior to this.

Gordana Vicentijevic West Vancouver, British Columbia, Canada	SVP Project Development since May 2021
SVP Project Development of Equinox Gold since May 2021. Formerly with Kinross Gold Corporation as VP and Project Director from September 2017 to May 2021 and as Senior Study Manager from October 2016 to September 2017.

Sebastian D’Amici Vancouver, British Columbia, Canada	SVP Finance, since August 2016	SVP Finance of Equinox Gold. Formerly the VP Finance of True Gold from May 2012 until Apr 2016 when it was acquired by Endeavour Mining.
Rhylin Bailie Burnaby, British Columbia, Canada	VP Investor Relations, since October 2016	VP Investor Relations of Equinox Gold. Formerly VP Investor Relations for J Proust & Associates from Jul 2011 to Oct 2016.

The directors of Equinox Gold are elected at each annual general meeting to hold office until the next annual general meeting or until their successors are elected or appointed. As of the date of this AIF, seven of the Board’s nine directors are independent. Independence is in part a legal and regulatory construct. It is formally assessed annually and considered continually throughout the year to ensure the directors can act objectively and in an unfettered manner, independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act in the Company’s best interests. François Bellemare is “not independent” because he is the Board appointee of Mubadala, an insider of Equinox Gold. Christian Milau is “not independent” because he is the CEO of Equinox Gold.
The Board has established three committees: the Audit Committee, the Compensation and Nomination Committee and the Environment, Social & Governance Committee. A copy of the Audit Committee Charter, which prescribes the duties and obligations of the Audit Committee, is annexed as Appendix “A” to this AIF. The composition of the Company’s committees as at the date of this AIF is set out in the following table.

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Board Committee	Committee Members	Status
Audit Committee	Lenard Boggio (Chair)	Independent
	Gordon Campbell	Independent
	Wesley Clark	Independent
Compensation and Nomination Committee	Dr. Sally Eyre (Chair)	Independent
	Maryse Bélanger	Independent
	Gordon Campbell	Independent
Environment, Social and Governance Committee	Maryse Bélanger (Chair)	Independent
	Wesley Clark	Independent
	Marshall Koval	Independent
	François Bellemare	Non-Independent
As at March 23, 2021, the directors and executive officers of Equinox Gold named above as a group exercised control or direction or beneficially owned, directly or indirectly, 25,292,505 Common Shares, equivalent to approximately 8.35% of the issued and outstanding Common Shares.
Except as noted below, none of Equinox Gold’s directors or executive officers, or a shareholder holding a sufficient number of securities of Equinox Gold to materially affect the control of the Company:
(a)is, as at the date of the AIF, or has been, within 10 years before the date of the AIF, a director, CEO or CFO of any company (including the Company) that:
(i)was subject to, while the director or executive officer was acting in the capacity as director, CEO or CFO of such company, of a cease trade, similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (each, an Order); or
(ii)was subject to an Order that was issued after the director or executive officer ceased to be a director, CEO or CFO but which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO of such company; or
(b)is, as at the date of this AIF, or has been within 10 years before the date of the AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer of the shareholder; or
(d)has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(e)has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to make an investment decision.
Ms. Bélanger was a director of Mirabela Nickel Limited (MBN) from July 2014 to June 2016. On September 24, 2015, the board of directors of MBN elected to place the company into voluntary administration under the relevant provisions of the Australian Corporations Act 2001.
Mr. Boggio was a director of Great Western Minerals Group Ltd. (GWMG) from January 2013 until his resignation together with all the then current directors in July 2015. On April 30, 2015, GWMG announced that a support agreement was entered into with the holders of a majority of GWMG’s secured convertible bonds and GWMG was

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granted protection from its creditors under the Companies Creditors Arrangements Act upon receiving an initial order from the Court. On May 11, 2015, an order was issued by the Financial and Consumers Affairs Authority of the Province of Saskatchewan that all trading in the securities of GWMG be ceased due to its failure to file financial statements for the year ended December 31, 2014. In December 2015, GWMG entered bankruptcy proceedings.
General Clark (i) is a director of Rentech Inc., which on December 19, 2017, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware; and (ii) ceased to be a director of Rodman & Renshaw LLC less than one year before its filing, along with its parent, Direct Markets Holdings Corp., and certain affiliates thereof, for Chapter 7 bankruptcy under applicable US bankruptcy laws in January 2013.

Annual Information Form

AUDIT COMMITTEE
Equinox Gold’s Audit Committee must be comprised of a minimum of three directors of the Company, as determined by the Board, and each member of the Audit Committee must be free from any relationship that, in the opinion of the Board, would interfere with the exercise of their independent judgment as a member of the Audit Committee.
All members of the Audit Committee must be “financially literate”. The definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements. Mr. Boggio has the requisite professional experience in accounting to meet the criteria of an “audit committee financial expert” under the Sarbanes-Oxley Act of 2002 and is the designated financial expert of Equinox Gold.
The members of the Audit Committee must be appointed by the Board at its first meeting following the annual meeting of shareholders. Unless a Chair of the Audit Committee is appointed by the Board, the members of the Audit Committee may designate a Chair by a majority vote of the full Audit Committee membership.
The members of Equinox Gold’s Audit Committee are Lenard Boggio (Chair), Gordon Campbell and Wesley Clark. The following table sets out the names of the members of the Audit Committee and whether they are “independent” and “financially literate”, as defined in National Instrument 52-110 – Audit Committees.

Name of Member	Independent	Financially Literate
Lenard Boggio	Independent	Financially literate
Gordon Campbell	Independent	Financially literate
Wesley Clark	Independent	Financially literate

Relevant Education and Experience of Audit Committee Members
The following summarizes the education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and any education or experience that would provide the member with:
(a)an understanding of the accounting principles used by the Company to prepare its financial statements;
(b)the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;
(c)experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; and
(d)an understanding of internal controls and procedures for financial reporting.
Lenard Boggio – Mr. Boggio is a former partner of PricewaterhouseCoopers LLP, where he was the leader of the mining industry practice in British Columbia. Mr. Boggio has significant expertise in financial reporting, auditing matters and transactions in the mineral resource and energy sectors, including exploration, development and production stage operations in the Americas, Africa, Europe and Asia. Mr. Boggio previously served as an independent director of several resource companies and currently serves as a director of Pure Gold Mining Inc., Three Valley Copper Inc., August Gold Corp. and Titan Mining Company, and the provincially owned BC Hydro and

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Power Authority. Mr. Boggio has a Bachelor of Arts Degree and an Honors Bachelor of Commerce Degree from the University of Windsor. He is past president and has been a member of the Institute of Chartered Accountants of BC (CPA BC) since 1985 and was conferred with a Fellow’s designation in 2007 for distinguished service to the profession and community and in 2018 he was given a Lifetime Achievement Award by CPA BC for his outstanding lifetime of service to the profession and community. He is a past Chair of the Canadian Institute of Chartered Accountants and is a member of the Canadian Institute of Corporate Directors (ICD.D).
Gordon Campbell – Mr. Campbell is a former Canadian diplomat and politician. From 2011 to 2016, he was the Canadian High Commissioner to the United Kingdom. He was the 34th Premier of British Columbia from 2001 to 2011 and was the leader of the Official Opposition in British Columbia from 1994 to 2001. From 1986 to 1993, he was Mayor of Vancouver, British Columbia. For his work, he received the Order of British Columbia in 2011. Prior to serving in politics, Gordon Campbell was a real estate developer and CUSO teacher in Nigeria. Mr. Campbell has a Master of Business Administration from Simon Fraser University.
Wesley Clark – General Clark is a retired 4-star U.S. Army General. General Clark spent 34 years in the U.S. Army, during which time he rose to the rank of general and served as NATO’s Supreme Allied Commander, Europe. In 1975, General Clark was appointed a White House Fellow in the Office of Management and Budget. General Clark was a director of strategic planning and analysis for the Joint Chiefs of Staff from 1994 to 1996 and a member of the National Security Council. For his service, he received many awards including the Presidential Medal of Freedom, Silver Star, and Purple Heart. Since retiring from the military, General Clark was an honorary special advisor to Victor Ponta, the Romanian prime minister, regarding economic and security matters from 2012 to 2015. He also served as co-chairman of Growth Energy and a director of BNK Petroleum. General Clark graduated as valedictorian from West Point and was a Rhodes Scholar. He holds a master’s degree in Philosophy, Politics, and Economics from Magdalen College at the University of Oxford and a Master of Military Art and Science from the US Army Command and General Staff College. Currently, General Clark heads a strategic advisory and consulting firm.
External Auditor Service Fees (By Category)
The fees paid to the Company’s auditor, KPMG LLP, in each of the last two fiscal years are as follows:

	2021[1]	2020[1]
Audit Fees
Services provided by the independent auditor for the audit of the financial statements and internal controls over financial reporting.	$2,515,964	$1,458,125
Audit Related Services
No audit related services in 2021. Audit related services in 2020 related to the Leagold Transaction management information circular and due diligence related to mergers and acquisitions.	Nil	$139,754
All Other Fees
For assistance in assessing compliance with certain Mexican regulations	$3,723	Nil
Tax Compliance Fees
For the preparation and review of tax returns, claims for refund and tax payment-planning services.	$310,775	$207,293
Tax Fees
In 2021 for tax advisory services primarily related to US tax advisory matters. In 2020 for tax advisory services primarily related to the Leagold acquisition and general Canadian and US tax advisory matters.	$162,293	$142,336
Total	$2,992,755	$1,947,508
Notes:
1.The fees were converted from Canadian dollars into US dollars at the average exchange rate for 2021 of C$1 = US$0.7978 (US$1=C$1.2534) and for 2020 of C$1 = US$0.7463 (US$1=C$1.34).

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Audit Committee Pre-approval Policies
The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in Section 29 of the Audit Committee Charter attached as Schedule “A”.
Conflicts of Interest
Certain of the directors and/or officers of Equinox Gold also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such individuals to be in a position of conflict. In particular, François Bellemare is an employee of Mubadala which is a lender to and has a material relationship with Equinox Gold and may have conflicting interests. See Interest of Management and Others in Material Transactions for further information. Any decision made by any of such directors and/or officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Equinox Gold and Equinox Gold shareholders. In addition, each director is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the BCBCA and other applicable laws.

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RISKS RELATED TO THE BUSINESS
Equinox Gold’s business is subject to significant risks. Any of these risks could have an adverse effect on Equinox Gold, its business, results of operations, financial position and prospects, and could cause actual events to differ materially from those described in forward-looking statements relating to Equinox Gold. These risks are in addition to those discussed in technical reports and other documents filed by Equinox Gold from time to time on SEDAR and on EDGAR. In addition, other risks and uncertainties not presently known by management of Equinox Gold or that management currently believes are immaterial, could affect Equinox Gold, its business and prospects.
Gold Price Risk
The profitability of the Company is directly related to the market price for gold. A decline in the market price for gold could negatively impact the Company’s future operations. Gold prices are affected by various forces beyond Equinox Gold’s control, including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold producing countries. The price of gold has fluctuated widely in recent years, and future price declines could cause continuous development of, and commercial production from, Equinox Gold’s properties to be uneconomic. Future production from Equinox Gold’s mining properties is dependent on gold prices that are adequate to make these properties economically viable.
As part of the Leagold Transaction, the Company assumed certain gold collar and forward swap contracts. The gold collars have put and call strike prices of $1,325 and $1,430 per ounce, respectively, for 3,750 ounces per month from acquisition to September 2022 for a total of 116,250 ounces. The forward swap contracts cover 4,583 ounces per month from acquisition to September 2022 for a total of 142,083 ounces, at an average fixed gold price of $1,350 per ounce. As of December 31, 2021, the Company had 33,750 ounces and 41,250 ounces remaining to be delivered under its gold collars and forward swap contracts, respectively.

Type	Price($/oz)	Term End	Monthly (oz)	2022(oz)
Collar	$1,325 – $1,425	September 2022	3,750	33,750
Forward	$1,350	September 2022	4,583	41,250
Total			8,333	75,000

In connection with the acquisition of an additional 10% interest in Greenstone, the Company assumed a contingent obligation for future gold deliveries. These contracts are measured at fair value through profit or loss at the end of each reporting period. A 10% increase or decrease in the price of gold at December 31, 2021 would have resulted in a decrease or increase of $10.5 million in the Company's net income for the year ended December 31, 2021.
Foreign Currency Risk
Currency risk is the risk that the fair values or future cash flows of the Company's financial instruments, in functional currency terms, will fluctuate because of changes in foreign exchange rates. Except for Greenstone which uses the Canadian dollar as its functional currency, the Company’s functional currency is the US dollar. The Company is exposed to currency risk on transactions, investments and balances denominated in currencies other than the US dollar, principally Brazilian real (BRL), Mexican peso (MXN) and Canadian dollar (CAD) expenses.
The following table summarises the Company’s exposure to currency risk arising from financial assets and financial liabilities denominated in foreign currencies:

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At December 31, 2021 ($’s in millions)	BRL	MXN	CAD
Financial assets	$19,219	$558	$415,234
Financial liabilities	(54,594)	(50,250)	(46,674)
	$(35,375)	$(49,692)	$368,560
At December 31, 2020 ($’s in millions)	BRL	MXN	CAD
Financial assets	$73,236	$9,889	$13,254
Financial liabilities	(61,896)	(5,952)	(7,671)
	$11,340	$3,937	$5,583

Based on the above foreign currency denominated financial assets and financial liabilities at December 31, 2021, the reasonably possible weakening in foreign currencies against the US dollar at such date, assuming all other variables remained constant, would have resulted in the following increase (decrease) in the Company's net income during the year ended December 31, 2021:

2021
BRL – 20%	$5,615
MXN – 10%	$3,628
CAD – 10%	$(26,905)
In accordance with its foreign currency exchange risk management program, the Company uses foreign exchange contracts to manage its exposure to currency risk on expenditures in BRL and MXN, which are accounted for as derivative financial instruments. At December 31, 2021, a 20% and 10% weakening in the BRL and MXN against the US dollar would have resulted in a decrease of $1.5 million in the fair value of the foreign currency derivative liabilities and increase in Company's net income during the year ended December 31, 2021. A 20% and 10% strengthening in the BRL and MXN against the US dollar would have resulted in an increase of $2.3 million in the fair value of the foreign currency derivative liabilities and decrease in the Company net income during the year ended December 31, 2021.
At December 31, 2021, the Company had in place USD:BRL and USD:MXN put and call options with the following notional amounts, weighted average rates and maturity dates:

	USD notional amount
Currency	Within 1 year	1-2 years	Call options’ weighted average strike price	Put options weighted average strike price
BRL	$151,390	$8,039	4.92	5.82
MXN	$71,000	$5,000	20.54	23.68
The foreign exchange contracts have not been designated as hedges and are measured at fair value, determined based on forward foreign exchange rates, at the end of each reporting period with changes in fair value recognized in net income or loss.
The Brazilian Real and Mexican Peso have experienced frequent and substantial variations in relation to the US dollar and other foreign currencies during the last decades. Depreciation of the BRL and MXN against the US dollar could create inflationary pressures in Brazil and Mexico and cause increases in interest rates, which could negatively affect the growth of the Brazilian and Mexican economy as a whole and harm the Company's financial condition and results of operations. On the other hand, appreciation of the BRL and MXN relative to the US dollar and other foreign currencies could lead to a deterioration of the Brazilian and Mexican foreign exchange current accounts, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the BRL or MXN could have an adverse effect on the respective country’s economy.

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Other price risk
Other price risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in market prices, other than interest rate risk or currency risk.
The Company holds investments in marketable securities and warrants and has issued warrants which are measured at fair value. The fair values of investments in marketable securities are based on the closing share price of the securities at the reporting date. The fair values of the investments in warrants and warrants issued are measured using the Black-Scholes option pricing model with the closing share price of the underlying securities as an input. A 10% increase or decrease in the applicable share prices would have resulted in an increase or decrease of $2.3 million in the Company's net income, respectively, and an increase or decrease of $8.7 million in the Company's other comprehensive income, respectively.
Community Action
Communities and non-governmental organizations (NGOs) are increasingly vocal and active with respect to mining activities at or near their communities. Some communities and NGOs make take actions that could have an adverse effect on the Company’s operations and reputation, such as establishing blockades that prevent access to the Company’s operations or restrict the delivery of supplies and personnel, and commencing lawsuits. In certain circumstances, such actions could ultimately result in the cessation of mining activities and the revocation of permits and licenses. Mining activities at Los Filos were disrupted in 2020 and 2021 because of community blockades and the Company has had disruptions at its Brazilian operations, including at Aurizona.
Equinox Gold has initiated various programs to enhance its community engagement processes, achieve industry standard environmental practices and reinforce the Company’s commitment to the safety and health of its workforce and surrounding communities. There is no assurance, however, that our efforts will be successful at mitigating all impacts of community actions to the Company’s operations, and the Company may suffer material negative consequences to its business.
Construction Risks
Construction of Greenstone commenced in late 2021. In addition, the Company is progressing expansion projects at Castle Mountain, Aurizona and Los Filos. Construction of a project requires substantial expenditures and could have material cost overruns versus budget. The capital expenditures and time required for any expansion project, or to develop a new mine are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to expand or build the mentioned projects.
Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of Equinox Gold. These include, but are not limited to, inflation, COVID-19, weather conditions, ground conditions, availability of appropriate rock and other material required for construction, availability and performance of contractors and suppliers, delivery and installation of equipment, design changes, accuracy of construction quantities and cost estimates and social acceptance by communities. Project development schedules are also dependent on obtaining and maintaining governmental approvals and the timeline to obtain such approvals is often beyond the control of Equinox Gold. A delay in start-up of commercial production would increase capital costs and delay generating revenues. Given the inherent risks and uncertainties associated with construction, there can be no assurance that a construction project will continue in accordance with current expectations or at all, that construction costs will be consistent with the budget, that production will be achieved on schedule, or that the mine will operate as planned.

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Production and Cost Estimates
Equinox Gold prepares estimates of operating costs and/or capital costs for each operation and project. Equinox Gold’s actual costs may vary from estimates. Equinox Gold’s actual costs are dependent on several factors, including, but not limited to:
•the exchange rate between the US dollar, Pesos, Real and Canadian dollar;
•the price of gold and by-product metals;
•smelting and refining charges;
•royalties;
•the timing and cost of construction and maintenance activities at the processing facilities;
•the availability and costs of skilled labour and specialized equipment;
•the availability and cost of appropriate processing and refining arrangements;
•potential increases in operating costs due to changes in the cost of fuel, power, materials and other inputs used in mining operations; and
•production levels.
Forecasts of future production are estimates based on interpretation and assumptions, and actual production may be less than estimated. Unless otherwise noted, Equinox Gold’s production forecasts are based on full production being achieved. Equinox Gold’s ability to achieve and maintain full production rates is subject to a number of risks and uncertainties, including the accuracy of Mineral Reserve and Mineral Resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, the accuracy of estimated rates and costs of mining and processing, and the receipt and maintenance of permits.
Operational Risks
Equinox Gold’s principal business is the mining, processing of, and exploration for precious metals. Equinox Gold’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Although adequate precautions to minimize risk will be taken, operations are subject to hazards that could have an adverse effect on the business, results of operations and financial position of Equinox Gold.
Such risks include, without limitation, environmental hazards, tailings risks, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, climate change related events such as flooding and droughts, actual ore mined varying from estimates of grade or tonnage, metallurgical or other characteristics, interruptions in or shortages of electrical power or water, periodic or extended interruptions due to the unavailability of materials and force majeure events.
Additionally, Equinox Gold’s operations are subject to seasonal conditions. As a result of potentially heavy rainfall, pit access and the ability to mine ore may be lower at certain times of the year and may increase the cost of mining. In addition, a prolonged dry season may result in drought conditions, which may also impact production due insufficient water for processing.
Such risks could result in reduced production, damage to, or destruction of, mineral properties or producing facilities, damage to or loss of life or property, environmental damage, delays in mining or processing, losses and possible legal liability.
Climate Change
Climate change may exacerbate or create new operational risks for the Company. Governments are moving to introduce climate change legislation and treaties at the international, national, state/province and local levels.

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Regulations relating to emission levels (such as carbon taxes or cap and trade schemes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, Equinox Gold expects that this may result in increased costs. In addition, physical risk of climate change may also have an adverse effect on Equinox Gold’s business and may impact our operations and financial position. These risks include: sea level rise, extreme weather events, impact on water availability and resource shortages due to delivery disruptions.
During 2021 the Company performed a climate modelling exercise to identify potential climate change risks specific to our operations to assist in us in mitigating such risks going forward. However, Equinox Gold cannot provide complete assurance that efforts to mitigate the risks of climate changes at all sites or that actions will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s business, results of operations and financial position.
In March 2021 a historic rain event caused widespread flooding in the Aurizona region and a fresh water pond on the Aurizona site overflowed during the rain event. The tailings facility and other infrastructure at the Aurizona site remained operational. The Company subsequently received several fines from the local state government for environmental infractions related to turbidity in the local water supply at Aurizona following the rain event. In addition, a public civil action has been filed against the Company by the State prosecutor claiming various damages as a result of the rain event. The Company considers the fines and public civil action are without merit.
COVID-19
COVID-19 was declared a global pandemic by the World Health Organization on March 11, 2020. Since then, COVID-19 has had, and is expected to continue to have, a negative impact on global financial conditions. Almost all countries globally are experiencing restrictions and negative impacts as the result of COVID-19, including Canada, the USA, Mexico, and Brazil where the Company operates and has offices. A sustained slowdown in economic growth could have an adverse effect on the price and/or demand for gold. Further, as the prevalence of COVID-19 continues, governments may continue to implement regulations and restrictions regarding the flow of labour, services and products. Consequently, the Company’s operations could be impacted, including through inflation and limited availability of labour, suppliers and distribution channels.
The Company is actively monitoring the evolution of the COVID-19 pandemic. Each of the Company’s operations implemented early preventive measures in collaboration with the Company’s employees, contractors and host communities to limit COVID-19 exposure and transmission. The Company continues to enforce operational and safety procedures in accordance with guidelines outlined by the World Health Organization, the United States and Canada Centres for Disease Control and the local, state and federal governments at each of its sites.
The Company continues supporting preventive measures and vaccination campaigns conducted by local authorities.
Information Systems and Cybersecurity
Targeted attacks on Equinox Gold’s systems (or on systems of third parties that Equinox Gold relies on), failure or non-availability of key information technology (IT) systems or a breach of security measures designed to protect Equinox Gold’s IT systems could result in disruptions to Equinox Gold’s operations, extensive personal injury, property damage or financial or reputational risks. Equinox Gold has engaged IT consultants to implement and test system controls and disaster recovery infrastructure for certain IT systems. As the threat landscape is ever-changing, Equinox Gold must make continuous mitigation efforts, including risk prioritized controls to protect against known and emerging threats, adopt tools to provide automate monitoring and alerting and install backup and recovery systems to ensure the Company’s ability to restore systems and return to normal operations. There is no certainty that Equinox Gold’s efforts will adequately protect the Company’s systems and operations.

Annual Information Form

Foreign Operations
Equinox Gold conducts mining, development, exploration and other activities through subsidiaries in foreign countries, including the United States, Mexico and Brazil. Mining activities are subject to the risks normally associated with any conduct of business in foreign countries including:
•expropriation, nationalization, and the cancellation, revocation, renegotiation, or forced modification of existing contracts, permits, licenses, approvals, or title, particularly without adequate compensation;
•changing political and fiscal regimes, and economic and regulatory instability;
•unanticipated adverse changes to laws and policies, including those relating to mineral title, royalties and taxation;
•delays or inability to obtain or maintain necessary permits, licenses or approvals;
•opposition to mine projects, which include the potential for violence, property damage and frivolous or vexatious claims;
•restrictions on foreign investment;
•unreliable or undeveloped infrastructure;
•labour unrest and scarcity;
•difficulty obtaining key equipment and components for equipment;
•regulations and restrictions with respect to imports and exports;
•high rates of inflation;
•extreme fluctuations in currency exchange rates and restrictions on foreign exchange, currencies and repatriation;
•inability to obtain fair dispute resolution or judicial determinations because of bias, corruption or abuse of power;
•abuse of power of foreign governments who impose, or threaten to impose, fines, penalties or other similar mechanisms, without regard to the rule of law;
•difficulties enforcing judgments, particularly judgments obtained in Canada or the United States, with respect to assets located outside of those jurisdictions;
•difficulty understanding and complying with the regulatory and legal framework with respect to mineral properties, mines and mining operations, and permitting;
•violence and the prevalence of criminal activity, including organized crime, theft and illegal mining;
•civil unrest, terrorism and hostage taking;
•military repression and increased likelihood of international conflicts or aggression;
•restriction on the movements of personnel and supplies as the result of COVID-19; and
•increased public health concerns.
Criminal activity in Mexico, including violence between the drug cartels and authorities and incidents of violent crime, theft, kidnapping for ransom and extortion by organized crime, has increased over time. Although Equinox Gold has implemented measures to protect its employees, contractors, property and production facilities from these security risks, there can be no assurance that security incidents will not have an adverse effect on the Company’s operations.
The Company’s mining and development properties in Brazil expose the Company to various socioeconomic conditions as well as to the laws governing the mining industry. The Brazilian government has a history of economic interventionism that can give rise to uncertainty. Changes, if any, in mining or investment policies or shifts in political attitude in Brazil or any of the jurisdictions in which the Company operates may adversely affect the Company's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

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Uncertainty over whether the USA, Mexican or Brazilian government will implement changes in policy or regulation may contribute to economic uncertainty. Historically, politics in these regions have affected the performance of the economy. Past political crises have affected the confidence of investors and the public, generally resulting in an economic slowdown.
Environmental Risks, Regulations and Hazards
All phases of Equinox Gold’s mining operations are subject to environmental regulation in the jurisdictions in which they operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely, in the future, require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the mining operations. Environmental hazards may exist on the properties which are unknown at present which have been caused by previous or existing owners or operators of the properties. Equinox Gold may become liable for such environmental hazards caused by previous owners or operators of the properties.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including fines and orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Previous mining by artisanal miners (Garimpeiros) has occurred and continues today at certain of Equinox Gold’s Brazilian properties. Garimpeiros are known to use motor oils, other substances and greases in their mining processes, which can result in environmental damage. While Equinox Gold has taken steps to address the activities of the Garimpeiros and the related environmental impacts, there is no certainty that such activities will be discontinued and Equinox Gold may become liable for such environmental hazards caused by previous owners or operators of the properties.
In February 2022 the Mexican Supreme Court issued a draft decision ordering the cancellation of two mineral claims previously issued to a mining company on the basis that free, prior and informed consultation with indigenous peoples was not conducted by the Government before the relevant mineral claims were issued. The Court indicated that the relevant mineral claims may be reissued once the required consultations are complete. The draft decision increases the risk of other communities seeking similar injunctions in the future. The final decision of the Court is expected later in 2022.
The extraction process for gold and metals can produce tailings, which are the slurry and sand-like materials which remain from the extraction process. Tailings are stored in engineered facilities that are designed, constructed, operated and closed in conformance with federal and state requirements and standard industry practices. Hazards such as uncontrolled seepage or geotechnical failure of retaining dams around tailings disposal areas, however, may result in environmental pollution and consequent liability.
Equinox Gold’s historical operations have generated chemical and metals depositions in the form of tailing ponds, rock waste dumps, and heap leach pads. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with Equinox Gold’s activities or of other mining companies that affect the environment, human health and safety.

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The water collection, treatment and disposal operations at Equinox Gold’s mines are subject to strict regulation and involve significant environmental risks. If collection or management systems fail, overflow or do not operate properly, untreated water or other contaminants could discharge into nearby properties or into nearby streams and rivers, causing damage to persons or property, or to aquatic life and economic damages. Liabilities resulting from damage, regulatory orders or demands, revoking of licenses or permits, or similar, could adversely affect Equinox Gold’s business, results of operations and financial condition due to partial or complete shutdown of operations. Moreover, in the event that Equinox Gold is deemed liable for any damage caused by overflow, Equinox Gold’s losses or consequences of regulatory action might not be covered by insurance policies.
Government Regulation
The operating, development and exploration activities of Equinox Gold are subject to various laws governing prospecting, development, production, exports, imports, taxes, labour standards and occupational health and safety, mine safety, toxic substances, waste disposal, environmental protection and remediation, protection of endangered and protected species, land use, water use, land claims of local people and other matters. Externally driven regulation changes in the countries in which we operate adds uncertainties that cannot be accurately predicted. Any future adverse changes in government policies or legislation in the jurisdictions in which the Company operates, including with respect to COVID-19, are outside the Company’s control.
Any changes in government policy may result in changes to laws affecting ownership of assets, mining policies, monetary policies, taxation, royalty rates, exchange rates, environmental regulations, labour relations and return of capital. This may affect both Equinox Gold’s ability to undertake operating, development and exploration activities in respect of present and future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.
No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be interpreted in a manner which could have an adverse effect on Equinox Gold and its business, results of operations and financial position. Amendments to current laws, regulations and permits governing operating, development and exploration activities, or more stringent or different implementation, could have an adverse impact on Equinox Gold, or could require abandonment or delays in the development of new mining properties. Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against Equinox Gold, including significant fines or orders issued by regulatory or judicial authorities causing process, development or exploration activities to cease or be curtailed or suspended, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.
Taxation Risk
Equinox Gold is subject to taxes, duties, levies, government royalties and other government-imposed compliance costs in several jurisdictions. New taxes or increases to the rates of taxation could have an adverse impact on the results of operations or the Company’s finances.
The Company has organized its operations in part based on its understanding and assumptions in relation to various tax laws (including but not limited to capital gains, withholding tax, transfer pricing) within the jurisdictions in which the Company operates. The Company believes that its understanding and assumptions are reasonable. However, the Company cannot provide assurance that foreign taxation or other authorities will reach the same conclusion. The results of audit of prior tax filings may have a material impact on Equinox Gold.
Equinox Gold is currently appealing federal and municipal value-added tax assessments in Brazil. While Equinox Gold is confident that long-term regular recovery of value added taxes or other amounts receivable from various

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governmental and nongovernmental counter parties will be established, Equinox Gold cannot guarantee that such taxes will be recovered or that its activities will result in profitable processing operations.
Uncertainty of Mineral Reserve and Mineral Resource Estimates
The Mineral Reserves and Mineral Resources published by Equinox Gold are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond Equinox Gold’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.
Fluctuation in commodities prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of Equinox Gold’s ability to extract these Mineral Reserves, could have an adverse effect on Equinox Gold and its business, results of operations and financial position. Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration work must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category.
Permitting
Equinox Gold’s operating, development and exploration activities are subject to receiving and maintaining licenses, permits and approvals (collectively, permits) from appropriate governmental authorities. Before commencing any operations, development or exploration on any of its properties, Equinox Gold must receive numerous permits. As the timing of receiving permits can vary and is largely out of the Company’s control, Equinox Gold may be unable to obtain on a timely basis or maintain in the future all necessary permits to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations. Delays may occur in connection with obtaining necessary renewals of permits for Equinox Gold’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through change in government regulation or court action. Equinox Gold can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which could adversely affect its operations. Operation, development and exploration of Equinox Gold’s properties require permits from various governmental authorities in the USA, Canada, Mexico and Brazil, respectively. There can be no assurance that all future permits that Equinox Gold requires will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain required permits, or the expiry, revocation or failure to comply with the terms of any such permits that Equinox Gold has already obtained, would adversely affect its business.
Castle Mountain – Phase 2 Permitting
There can be no certainty that all necessary licenses and permits required to carry out development of Phase 2 at Castle Mountain will be obtained as currently projected, or as development plans for the project evolve. The process for permitting applications is often complex and time‐consuming, requiring a significant amount of time

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and other resources. The duration and success of efforts to obtain permits are contingent upon many variables outside of the Company’s control.  In addition, most major permitting authorizations are subject to appeals or administrative protests, resulting in the potential for litigation that could give rise to administrative reconsiderations or reversals of permitting decisions. Appeals and similar litigation processes can result in lengthy delays, with uncertain outcomes. Such issues could impact the expected development timelines at Castle Mountain and have a material adverse effect on the Company’s business.
Joint Ventures
The Company holds a 60% interest in Greenstone through a limited partnership with Orion, who holds the remaining 40% interest. As such, the development and operation of Greenstone is subject to the risks normally associated with the conduct of joint ventures which may include (i) disagreements between joint venture partners on how to develop and operate mines efficiently; (ii) that joint venture partners may at any time have economic or business interests or goals that are, or become, inconsistent with another joint venture partner's business interests or goals; (iii) an inability of joint venture partners to meet their obligations to the joint venture or third parties; (iv) the potential bankruptcy of a joint venture partner; (v) the possibility that a joint venture partner may not be able to sell its interest in the joint venture; or (vi) litigation arising between joint venture partners regarding joint venture matters. The existence or occurrence of one or more such events could have a material adverse impact on the Company’s profitability, future cash flows, earnings, results of operations and financial condition.
Financial Instrument Risk Exposure
The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process.
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s objective in managing its liquidity risk is to ensure that the Company has sufficient capital to meet its short term business requirements after taking into account the Company’s holdings of cash and cash equivalents. The Company manages its liquidity risk through a rigorous planning, budgeting and forecasting process to help determine the funding requirements to support its current operations, development and expansion plans. The Company also manages its liquidity risk by managing its capital structure.
Market Risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: commodity price risk; interest rate risk and currency risk. Financial instruments affected by market risk include cash and cash equivalents, accounts receivable, marketable securities, reclamation deposits, accounts payable and accrued liabilities, debt and derivatives.
The Company holds investments in marketable securities and warrants and has issued warrants which are measured at fair value. The fair values of investments in marketable securities are based on the closing share price of the securities at the reporting date. The fair values of the investments in warrants and warrants issued are measured using the Black-Scholes option pricing model with the closing share price of the underlying securities as an input. A 10% increase or decrease in the applicable share prices would have resulted in an increase or decrease of $2.3 million in the Company's net income, and an increase or decrease of $8.7 million in the Company's other comprehensive income.

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Debt and Liquidity Risk
Equinox Gold must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustain capital requirements. If Equinox Gold does not realize satisfactory prices for the gold from its gold mining operations, it could be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements could result in dilution to existing Equinox Gold shareholders and could adversely affect the Company’s ability to access the capital markets in the future to meet any external financing requirements Equinox Gold might have. If there are significant delays in when the Company’s growth projects are completed and/or their capital costs were to be significantly higher than estimated, these events could have an adverse effect on Equinox Gold’s business, results of operations and financial position.
As of the date of this AIF, Equinox Gold had aggregate consolidated principal indebtedness in the amount of $567 million (2020: $581 million). Equinox Gold’s ability to make scheduled payments on the revolving credit facility and any other indebtedness will depend on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. There is no guarantee that additional funding will be available for development of projects or to refinance existing corporate and project debt. There may be an inability to complete the investment on the proposed terms or at all due to delays in obtaining or inability to obtain consent of lenders or to execute intercreditor agreements or obtain required regulatory and exchange approvals.
Equinox Gold is exposed to interest rate risk on variable rate debt. Liquidity risk is the risk that Equinox Gold will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments. If Equinox Gold’s cash flows and capital resources are insufficient to fund its debt service obligations, Equinox Gold could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance Equinox Gold’s indebtedness, including indebtedness under its revolving credit facility. Equinox Gold may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow Equinox Gold to meet its scheduled debt service obligations.
In addition, a breach of debt covenants to third parties, including the financial covenants under the revolving credit facility or Equinox Gold’s other debt instruments from time to time could result in an event of default under the applicable indebtedness. Such a default may allow the lenders to impose default interest rates or accelerate the related debt, which may result in the acceleration of any other debt to which a cross acceleration or cross default provision applies. In the event a lender accelerates the repayment of Equinox Gold’s borrowings, Equinox Gold may not have sufficient assets to repay its indebtedness.
The revolving credit facility and other debt instruments contain several covenants that impose significant operating and financial restrictions on Equinox Gold and may limit Equinox Gold’s ability to engage in acts that may be in its long-term best interest. In particular, the revolving credit facility restricts Equinox Gold’s ability to dispose of assets to make dividends or distributions and to incur additional indebtedness and grant security interests or encumbrances. As a result of these restrictions, Equinox Gold may be limited in how it conducts its business, may be unable to raise additional debt or equity financing, or may be unable to compete effectively or to take advantage of new business opportunities, each of such restrictions may affect Equinox Gold’s ability to grow in accordance with its strategy.
Further, Equinox Gold’s maintenance of substantial levels of debt could adversely affect its financial condition and results of operations and could adversely affect its flexibility to take advantage of corporate opportunities. Substantial levels of indebtedness could have important consequences to Equinox Gold, including:

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•limiting Equinox Gold’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring Equinox Gold to make nonstrategic divestitures;
•requiring a substantial portion of Equinox Gold’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;
•increasing Equinox Gold’s vulnerability to general adverse economic and industry conditions, that could affect the Company’s ability to operate its mines effectively, or at all;
•exposing Equinox Gold to the risk of increased interest rates for any borrowings at variable rates of interest;
•limiting Equinox Gold’s flexibility in planning for and reacting to changes in the industry in which it competes;
•placing Equinox Gold at a disadvantage compared to other, less leveraged competitors; and
•increasing Equinox Gold’s cost of borrowing.
Share Price Fluctuation
Securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations that have not necessarily been related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations or lack of liquidity will not occur in the future, and if they do occur, the Company does not know how severe the impact may be on Equinox Gold’s ability to raise additional funds through equity issues. If Equinox Gold is unable to generate such revenues or obtain such additional financing, any investment in Equinox Gold may be materially diminished in value or lost.
Water Availability
Water availability is an operational risk for all mine sites. The Company’s sites are situated in a variety of climactic zones, including arid and semi-arid, as well as areas with distinct seasonal wet and dry periods.
Access to Water at Castle Mountain
Equinox Gold maintains water rights including two producing wells at Castle Mountain and mine has sufficient water supply for processing purposes for Phase 1 operations. However, additional sources of ground water are required to expand throughput and gold production as contemplated in Phase 2. The Company has done extensive drilling to identify additional water sources for the Phase 2 expansion. Water sources with supply sufficient have been identified and the Company is in the process of applying for permits to extract the water. If Equinox Gold is unable to secure permits to extract the additional water supplies, it could prevent or limit the Company’s ability to conduct development activities and ultimately expand production at Castle Mountain.
Availability of Sufficient Water to Support Mining Operations at RDM
RDM is situated in a semi-arid region of Brazil and is dependent on the annual rainy season for replenishment of the supply of water. Prolonged drought conditions in the region can contribute to lower-than-expected water recharge in wells as well as lower-than-expected water accumulation in the water storage facilities. The Company’s ability to obtain and secure alternate supplies of water at a reasonable cost depends on many factors, including: regional supply and demand; political and economic conditions; problems that affect local supplies; delivery and transportation; and relevant regulatory regimes.
Previous operators temporarily suspended RDM operations on an annual basis since the mine’s inception in 2014 due to continued regional drought conditions. In 2017, a water storage facility was built to allow for the capture and storage of rainwater and surface water runoff in a larger catchment area; however, insufficient water capture was realized, and operations continued to be temporarily suspended in 2018 and 2019. In 2020 and 2021, there

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was sufficient water captured within the water storage facility to allow RDM to achieve continued operations through the dry season. While the Company has sufficient water to support operations in 2022, there is no guarantee that the Company can secure an alternate source of water in the event of a future prolonged drought.
Availability of Sufficient Water to Support Mining Operations at Santa Luz
Santa Luz is situated in a semi-arid region of Brazil and is dependent on the annual rainy season for replenishment of the supply of water.
Subsequent to Santa Luz’s shutdown in 2014, the previous operator began to pump water from the nearby Itapicurú River, the main drainage system in the area, and store it within the C1 open pit for future use. The Company is currently converting and expanding an existing TSF into a water storage facility to increase Santa Luz’s water storage capacity. In 2021, the remaining water in the C1 pit was transferred to the new water storage facility and is available for use as process water as a mitigation measure should insufficient water be available to pump from the Itapicurú River throughout the operational life of the mine.
Availability of Sufficient Water Storage Capacity to Support Mining Operations at Aurizona
Aurizona is situated in a tropical region of Brazil and receives significant amounts (over 3,000mm on average) of rainfall during the rainy season. Storage of water collected during the rainy season for use for the mineral processing plant throughout the dry season is constrained by the capacity of the existing TSF.
The deposit of tailings into the TSF, combined with the necessary water storage requirements, has to be carefully managed as the water reservoir level must be reduced prior to the onset of the dry season to allow the tailings beach adjacent to the tailings embankment to become exposed and to sufficiently dry to allow for the next embankment raise to be constructed in a centreline configuration. The subsequent management of the remaining water within the tailings facility becomes critical to ensure there is enough water available for mineral processing needs for the duration of the dry season and prior to the onset of the subsequent rainy season that will recharge the water in the tailings reservoir.
To increase available storage capacity, a new open pit (Boa Esperanca) has been fully mined and will now be available as the primary source of water storage for the process plant. In addition, a new TSF is planned to receive all future tailings deposition by early 2023, which will allow the existing TSF to be available to provide some additional (emergency) storage of water over the longer term.
Property Commitments
The properties held by Equinox Gold may be subject to various land payments, royalties and/or work commitments. Failure by Equinox Gold to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.
In Mexico, while mineral rights are administered by the federal government through federally issued mining concessions, surface rights over the land located in the mining concessions may be owned by third parties, including an Ejido (communally held land). The Company has secured the surface rights necessary to operate Los Filos through written agreements with Ejidos, individual members of the Ejidos and private owners. However, these agreements are subject to renegotiation, especially with respect to the payments made by the Company to operate on such lands. Absence of agreement on such payment amount during a renegotiation of such written agreements may have significant impacts on the operation of the Los Filos and could result in delays and higher costs to the Company to conduct its operation.

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With respect to Los Filos, various land access agreements have been entered into with the main local communities whose properties include the areas occupying Los Filos mine operations and will be renegotiated in 2025. Pursuant to a social collaboration agreement Equinox Gold provides benefits to local communities like the improvement of communal infrastructure or spending in educational and social support. The Company occasionally receives additional requests and complaints from the local communities relating to such commitments. The Company’s failure to answer adequately to the communities’ additional requests or complaints or failure to renegotiate the terms and conditions of the agreements may result in manifestations such as protests, roadblocks, or other forms of public expression against Equinox Gold’s activities and may have a negative impact on Equinox Gold’s reputation and operations.
Acquisitions, Business Arrangements or Transactions
Equinox Gold will continue to seek new mining and development opportunities in the mining industry as well as business arrangements or transactions. In pursuit of such opportunities, Equinox Gold may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their workforce into Equinox Gold. Ultimately, any acquisitions would be accompanied by risks, which could include change in commodity prices, difficulty with integration, failure to realize anticipated synergies, significant unknown liabilities, delays in regulatory approvals and exposure to litigation. There is no guarantee that the sources of financing that have been announced will be successful and that additional funding will be available for development of projects or to refinance existing corporate and project debt. There may be an inability to complete the investment on the proposed terms or at all due to delays in obtaining or inability to obtain consent of lenders or to execute intercreditor agreements or obtain required regulatory and exchange approvals. Any issues that Equinox Gold encounters in connection with an acquisition, business arrangement or transaction could have an adverse effect on its business, results of operations and financial position.
Equinox Gold entered into an agreement to sell Mercedes to Bear Creek in December 2021. While the transaction is expected to close in April 2022, it remains subject to regulatory approvals and customary closing conditions and there is no guarantee that the sale will be successful as there are many factors which influence the outcome.
In April 2021 the Company completed the sale of Pilar to PGI. PGI subsequently requested extensions to payment date of the Third Tranche and Equinox Gold agreed to extend the maturity of the Third Tranche to November 30, 2023. There is a risk that PGI will be unable to meet its obligations with respect to the Third Tranche or that the Company will be unable to recover the Third Tranche through exercise of its security.
Reclamation Estimates, Costs and Obligations
Equinox Gold’s operations are subject to reclamation plans that establish its obligations to reclaim properties after minerals have been mined from a site. While closure costs are estimated using industry standard practices, often using third parties, it is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which Equinox Gold holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, these obligations represent significant future costs for Equinox Gold, and it may be necessary to revise planned expenditures, operating plans and reclamation concepts and plans in order to fund reclamation activities. Such increased costs may have an adverse impact upon the business, results or operations and financial position of Equinox Gold.
There is a potential future liability for cleanup of tailings deposited on the mining license areas by others during previous periods of mining and reprocessing. It is not possible to quantify at this time what the potential liability may be and detailed assessments need to be made to determine future land reclamation costs, if any.

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Infrastructure
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Equinox Gold’s business, results of operations and financial position. Generators currently act as back-up for power outages but, despite provision for backup infrastructure, there can be no assurance that challenges or interruptions in infrastructure and resources will not be encountered.
Aurizona has access to existing roads and paved highways as well as local water and power supply; however, the existing road to the village of Aurizona may require relocation in the future to allow access to the western portion of the ore body, which will also require permitting and community support.
Properties Located in Remote Areas
Certain of Equinox Gold’s properties are located in remote areas, some of which have severe climates, resulting in technical challenges for conducting both geological exploration and mining. Equinox Gold benefits from modern mining transportation skills and technologies for operating in areas with severe climates. Nevertheless, Equinox Gold may sometimes be unable to overcome problems related to weather and climate at a commercially reasonable cost, which could have an adverse effect on Equinox Gold’s business, results of operations and financial position. The remote location of Equinox Gold’s operations may also result in increased costs and transportation difficulties.
Internal Controls Over Financial Reporting
Equinox Gold may fail to maintain the adequacy of its internal controls over financial reporting as such standards are modified, supplemented or amended from time to time, and Equinox Gold cannot ensure that it will conclude on an ongoing basis that it has effective internal controls over financial reporting. Equinox Gold’s failure to satisfy the requirements of Canadian and United States legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Equinox Gold’s business and negatively impact the trading price and market value of its shares or other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Equinox Gold’s operating results or cause it to fail to meet its reporting obligations.
Equinox Gold may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by Equinox Gold in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Equinox Gold’s management, as appropriate, to allow timely decisions regarding required disclosure.
No evaluation can provide complete assurance that Equinox Gold’s financial and disclosure controls will detect or uncover all failures of persons within Equinox Gold to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of Equinox Gold’s controls and procedures could also be limited by simple errors or faulty judgements.
If we do not maintain adequate financial and management personnel, processes, and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our share price and harm our ability to raise capital. Failure to accurately report our financial performance on a timely basis could also

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jeopardize our continued listing on the TSX or NYSE American or any other exchange on which our common shares may be listed.
As described in the Company’s annual MD&A for the year ended December 31, 2021, a material weakness in the Company’s internal control over financial reporting was determined to exist as at December 31, 2020 associated with controls over the purchase price accounting related to the Leagold Transaction. The Company subsequently implemented a remediation plan and management concluded the actions taken to improve the design and operating effectiveness of its internal controls related to the purchase price accounting operated effectively and remediated the material weakness. Management concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2021.
Counterparty Risk
Counterparty risk is the risk to Equinox Gold that a party to a contract will default on its contractual obligations to Equinox Gold. Equinox Gold is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold Equinox Gold’s cash and short-term investments; (ii) companies that have payables to Equinox Gold; (iii) providers of its risk management services, such as hedging arrangements; (iv) shipping service providers that move Equinox Gold’s material; (iv) Equinox Gold’s insurance providers; and (v) Equinox Gold’s lenders. Although Equinox Gold makes efforts to limit its counterparty risk, Equinox Gold cannot effectively operate its business without relying, to a certain extent, on the performance of third-party service providers.
Public Perception
Damage to Equinox Gold’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although Equinox Gold places great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to Equinox Gold’s overall ability to advance its projects, thereby having an adverse impact on financial performance, cash flows, growth prospects, and the market value of the Company’s securities.
Equinox Gold May Become Subject to Additional Legal Proceedings
Equinox Gold is currently subject to litigation and claims in Canada, Brazil, Mexico and the USA and may, from time to time, become involved in various claims, legal proceedings, regulatory investigations and complaints. Equinox Gold cannot reasonably predict the likelihood or outcome of any actions should they arise. If Equinox Gold is unable to resolve any such disputes favorably, it may have an adverse effect on Equinox Gold’s financial performance, cash flows, and results of operations. To the extent management believes it is probable that a material cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. Equinox Gold’s assets and properties may become subject to further liens, agreements, claims, or other charges as a result of such disputes. Any claim by a third party on or related to any of Equinox Gold’s properties, especially where Mineral Reserves have been located, could result in Equinox Gold losing a commercially viable property. Even if a claim is unsuccessful, it may potentially affect Equinox Gold’s operations due to the high costs of defending against the claim. If Equinox Gold loses a commercially viable property, such a loss could lower its future revenues, or cause Equinox Gold to cease operations if the property represents all or a significant portion of Equinox Gold’s Mineral Reserves.
Equinox Gold could be forced to compensate those suffering loss or damage by reason of its processing, development or exploration activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such regulatory or judicial action could materially increase Equinox Gold’s operating costs and delay or curtail or otherwise negatively impact Equinox Gold’s activities.

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Defects in Land Title
Equinox Gold does not have title insurance on its properties, and the Company’s ability to ensure that it has obtained a secure claim to individual mineral properties or mining concessions may be severely constrained. Equinox Gold has not conducted surveys of all of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. Equinox Gold can provide no assurances that there are no title defects affecting its properties. Accordingly, its mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including indigenous land claims, and title may be affected by, among other things, undetected defects. In addition, Equinox Gold may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.
Management
The success of Equinox Gold will be largely dependent on the performance of its Board and its management team. The loss of the services of these persons would have an adverse effect on Equinox Gold’s business, results of operations, financial position and prospects. There is no assurance Equinox Gold can maintain the services of its Board and management or other qualified personnel required to operate its business. Failure to do so could have an adverse effect on Equinox Gold and its business, results of operations, financial position and its growth prospects.
Employee Recruitment and Retention
Recruiting and retaining qualified personnel is critical to Equinox Gold’s success. The number of persons skilled in the acquisition, exploration, development and operation of mining properties is limited and competition for such persons is intense. In particular, there is intense competition for engineers, geologists and persons with mining expertise. As Equinox Gold’s business activity grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff at its operations. Although Equinox Gold believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success as competition for such persons with these skill sets increases. If Equinox Gold is not successful in attracting and retaining qualified personnel, the efficiency of the Company’s operations could be impaired, which could have an adverse impact on Equinox Gold’s future cash flows, earnings, results of operations, and financial condition.
Competition
The mining industry is very competitive, particularly with respect to properties that produce, or are capable of producing, gold and other metals. Mines have limited lives and, as a result, Equinox Gold continually seeks to replace and expand Mineral Reserves through exploration and the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where Equinox Gold would consider conducting exploration and/or production activities. As Equinox Gold faces significant and increasing competition from a number of large established companies, some of which have greater financial and technical resources than Equinox Gold, for a limited number of suitable properties and resource acquisition opportunities, Equinox Gold may be unable to acquire such mining properties which it desires on terms it considers acceptable.
Equinox Gold competes with other mining companies for the recruitment and retention of qualified directors, professional management, employees and contractors. Competition is also intense for the availability of drill rigs, mining equipment, and production equipment. Competition in the mining industry for limited sources of capital could adversely impact our ability to acquire and develop suitable gold mines, gold developmental projects, gold producing companies, or properties having significant exploration potential. As a result, there can be no assurance that the Company’s acquisition and exploration programs will yield new Mineral Reserves to replace or expand current Mineral Reserves, or that the Company will be able to maintain production levels in the future.

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Employee and Labour Relations
Some of Equinox Gold’s employees and contractors are unionized. Although the Company has reached agreements and places significant emphasis on maintaining positive relationships with the union and employees, there is risk of labour strikes and work stoppages. Should they occur, some labour strikes and work stoppages have the potential to significantly affect the Company’s operations and thereby adversely impact the Company’s future cash flows, earnings, production, and financial conditions.
Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which the mining operations are conducted. Changes in such legislation or otherwise in Equinox Gold’s relationships with its employees may result in strikes, lockouts or other work stoppages, any of which could have an adverse effect on the business, results of operations and financial position.
Uninsurable Risks
Equinox Gold is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, mechanical failures, cybersecurity incidents, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Equinox Gold’s current properties and future properties of Equinox Gold or the properties of others, delays in mining, monetary losses and possible legal liability.
Equinox Gold maintains insurance to protect against certain risks in such amounts as it considers to be reasonable. However, Equinox Gold cannot provide any assurance that its insurance coverage will be sufficient to cover any resulting liability, or that such insurance will continue to be available at economically feasible premiums or for other reasons.
While Equinox Gold evaluates the risks to its business and carries insurance policies to mitigate the risk of loss where economically feasible, not all of these risks are reasonably insurable and insurance coverages may contain limits, deductibles, exclusions and endorsements. In particular, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Equinox Gold or to other companies in the mining industry on acceptable terms. Losses from such events may have an adverse effect on Equinox Gold, its business, results of operations and financial position. Equinox Gold may also become subject to liability for pollution or other hazards which may not be insured against or which Equinox Gold may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Equinox Gold to incur significant costs that could have an adverse effect upon its business, results of operations and financial position.
Speculative Nature of Mining Exploration and Development
The long-term operation and success of Equinox Gold is dependent, in part, on the cost and success of our exploration and development projects. Mineral exploration and development is highly speculative and involves significant risks. Major expenses are typically required to locate and establish Mineral Reserves.
Development of Equinox Gold’s mineral projects will only follow upon obtaining satisfactory results. Few properties which are explored are ultimately developed into producing properties. There is no assurance that Equinox Gold’s exploration and development activities will result in any discoveries of commercial bodies of ore which will be brought into commercial production.

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The processes of exploration and development also involves risks and hazards, including environmental hazards, industrial accidents, labour disputes, unusual or unexpected geological conditions or acts of nature. These risks and hazards could lead to events or circumstances which could result in the complete loss of a project or could otherwise result in damage or impairment to, or destruction of, mineral properties and future production facilities, environmental damage, delays in exploration and development interruption, and could result in personal injury or death.
Corruption and Bribery
Equinox Gold’s operations are governed by, and involve interactions with, many levels of government in numerous countries. Equinox Gold is required to comply with anti-corruption and anti-bribery laws, including but not limited to the Canadian Corruption of Foreign Public Officials Act, the United States Foreign Corrupt Practices Act, the Brazil Clean Company Act and the Mexico Criminal Code and Anti-Corruption in Public Contracts Act. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Although Equinox Gold has adopted steps to mitigate such risks, including the implementation of training programs, internal monitoring, reviews and audits, and policies to ensure compliance with such laws, such measures may not always be effective in ensuring that Equinox Gold, its employees, contractors or third-party agents will comply strictly with such laws. If Equinox Gold finds itself subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on Equinox Gold resulting in an adverse effect on Equinox Gold’s reputation and business.
Public Company Obligations
Equinox Gold’s business is subject to evolving corporate governance and public disclosure regulations that have increased both Equinox Gold’s compliance costs and the risk of non-compliance, which could adversely impact Equinox Gold’s share price.
Equinox Gold is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian and United States securities administrators and regulators, the TSX, the NYSE American, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements. Equinox Gold’s efforts to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.
No History of Dividends
Equinox Gold has not, since the date of its incorporation, declared or paid any cash dividends on its Common Shares and does not currently have a policy with respect to the payment of dividends. The payment of dividends in the future will depend on Equinox Gold’s financial condition and such other factors as the Board considers appropriate.
Significant Shareholders
The Company has certain significant shareholders and holders of convertible notes, that have or will have on exercise of such convertible rights the ability to influence the outcome of corporate actions requiring shareholder approval, including the election of directors of Equinox Gold and the approval of certain corporate transactions. Although, each of these significant shareholders is or will be a strategic partner of Equinox Gold, their respective interests may differ from the interests of Equinox Gold or its other shareholders. The concentration of ownership

Annual Information Form

of the shares may also have the effect of dissuading third-party offers or delaying or preventing other possible strategic transactions of Equinox Gold.
Conflicts of Interest
Certain of the directors and/or officers of Equinox Gold also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such individuals to be in a position of conflict. In particular, François Bellemare, a director of Equinox Gold, is also an employee of Mubadala which has a material relationship with Equinox Gold. Any decision made by any of such directors and/or officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Equinox Gold and Equinox Gold shareholders. In addition, each director is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the BCBCA and other applicable laws.

Annual Information Form

LEGAL PROCEEDINGS AND REGULATORY ACTIONS
To Equinox Gold’s knowledge, there are no legal proceedings or regulatory actions material to it to which Equinox Gold is a party, or to which Equinox Gold has been a party since incorporation, or of which any property of Equinox Gold is or has been the subject matter of, since the beginning of the financial year ended December 31, 2021, and no such proceedings are known by the Company to be contemplated. There have been no penalties or sanctions imposed against us by a court relating to provincial or territorial securities legislation or by any securities regulatory authority, there have been no penalties or sanctions imposed by a court or regulatory body against the Company and Equinox Gold has not entered into any settlement agreements before a court relating to provincial or territorial securities legislation or with any securities regulatory authority since Equinox Gold’s incorporation.
Equinox Gold is a defendant in various lawsuits and legal actions, including for alleged fines, taxes and labour related matters in jurisdictions where it operates. However none of these matters exceed 10% of the value of the Company’s current assets. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that Equinox Gold will incur a material cash outflow to settle the claim. To the extent management believes it is probable that a material cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than transactions carried out in the ordinary course of business of Equinox Gold or any of its subsidiaries and except as described elsewhere in this AIF, none of the directors or executive officers of Equinox Gold or a subsidiary at any time during Equinox Gold’s last completed financial year or within the three most recently completed financial years, any person or company who beneficially owns, or who exercises control or direction over (or a combination of both), directly or indirectly, more than 10% of the issued and outstanding Common Shares, nor the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect Equinox Gold.
Certain directors and officers of Equinox Gold are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations to other public companies in the resource sector may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of Equinox Gold may not be made available to Equinox Gold, but rather may be offered to a company with competing interests. The directors and senior officers of Equinox Gold are required by law to act honestly and in good faith with a view to the best interests of Equinox Gold and to disclose any personal interest which they may have in any project or opportunity of Equinox Gold, and to abstain from voting on such matters.
On August 2, 2018, the Company entered into a standby loan arrangement, as amended December 30, 2019 and March 27, 2020 (the Beaty Loan) with Ross Beaty, for up to $12 million. The Beaty Loan was in relation to Anfield Gold’s disposal of its Coringa project (the Coringa Disposal) and the remaining $12 million receivable under the Coringa Disposal. The Company repaid the Beaty Loan in full in June 2020.
On March 17, 2021, the Company completed the first tranche of a non-brokered private placement (the Private Placement) of subscription receipts at a price of C$10.00 per subscription receipt for gross proceeds of C$67.9 million. The second tranche of the Private Placement was completed on April 7, 2021, in conjunction with the closing of the acquisition of Premier Gold, for total proceeds to the Company of C$75 million. Certain of the Company’s executives and directors subscribed for C$40.4 million in subscription receipts which is a related party transaction. No finders fees or commissions were paid in connection with the financing. Proceeds of the financing were used for general working capital purposes.

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The directors and officers of Equinox Gold are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interests and Equinox Gold will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.
MATERIAL CONTRACTS
Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts during the most recently completed financial year or before the most recently completed financial year (but after January 1, 2002) which are still in force and effect and which may reasonably be regarded as presently material other than as set out below:
•Second Amended and Restated Credit Agreement dated March 10, 2020, as amended by a first amending agreement dated as of April 7, 2021, and as further amended by a second amending agreement dated as of December 14, 2021, with the Bank of Nova Scotia, Societe Generale, BMO Capital Markets and ING Capital LLC, as amended December 14, 2021.
•Convertible Debentures dated April 11, 2019 and March 10, 2020, as amended and restated on April 7, 2021, and as further amended by a first amendment to the amended and restated convertible debenture dated as of December 14, 2021.
INTEREST OF EXPERTS
The following are the names of persons or companies (a) that are named as having prepared or certified a report, valuation, statement or opinion included in or included by reference in this AIF; and (b) whose profession or business gives authority to the statement, report or valuation made by the person or Equinox Gold:
(a)KPMG LLP provided reports of independent registered public accounting firm dated March 23, 2022 in respect of Equinox Gold’s financial statements for the years ended December 31, 2021 and 2020 and internal control over financial reporting as of December 31, 2021;
(b)Gilles Arseneau, P.Geo., Eric Olin, RM-SME, Tim Olson, FAusIMM, Neil Winkelmann, FAusIMM, Neil Lincoln P.Eng., the late Maritz Rykaart, P.Eng. and David Nicholas P.E., each of whom is independent of the Company and is named in this AIF as having prepared the Los Filos Technical Report;
(c)Eleanor Black, P.Geo., Neil Lincoln, P.Eng., Trevor Rabb, P.Geo., and Gordon Zurowski, P.Eng. each of whom is independent of the Company and is named in this AIF as having prepared the Aurizona Technical Report;
(d)Bruce Davis, FAusIMM, Nathan Robison, PE, Ali Shahkar, P.Eng., Robert Sim, P.Geo., Jefferey Woods, SME MMAS and Gordon Zurowski, P.Eng., each of whom was independent of the Company at the time of preparation of the Mesquite Technical Report and are named in this AIF as having prepared the Mesquite Technical Report;
(e)Felipe M. Araújo, MAusIMM (CP), Hugo R. A. Filho, FAusIMM (CP), Gunter C. Lipper, M.Sc., FAusIMM, César A. Torresini, FAusIMM and Tiãozito V. Cardoso, MBA, FAusIMM, each of whom is an employee of Equinox Gold and is named in this AIF as having prepared the Fazenda Technical Report;
(f)Felipe M. Araújo, MAusIMM (CP), Hugo R. A. Filho, FAusIMM (CP), Gunter C. Lipper, M.Sc., FAusIMM, César A. Torresini, FAusIMM and Tiãozito V. Cardoso, MBA, FAusIMM, each of whom is an employee of Equinox Gold and is named in this AIF as having prepared the RDM Technical Report;
(g)Gabriel Secrest, P.E. and Laurie Tahija, P.E. of M3 Engineering and Technology Corporation, Eleanor Black, P. Geo and Trevor Rabb, P. Geo of Equity Exploration Consultants Ltd, John Nilsson, P.Eng of Nilsson Mine Services Ltd. and Doug Bartlett of Geo-Logic Associates Inc. as having prepared Castle Mountain Technical Report;
(h)Mark B. Mathisen, C.P.G., Robert L. Michaud, P.Eng. of Roscoe Postle Associates Inc. (RPA), Stephen La Brooy, FAusIMM and Tommaso R. Raponi, P.Eng. of Ausenco Services Pty Ltd, each of whom is independent of the Company and are named in this AIF as having prepared the Santa Luz Technical Report;
(i)Louis-Pierre Gignac, P.Eng., Réjean Sirois, P. Eng., and James Purchase P.Geo. of G Mining, Michael Franceschini, P.Eng. and Tommaso Raponi, P. Eng. of Ausenco, Michelle Fraser, P. Geo. of Stantec,

Annual Information Form

David Ritchie, P.Geo. of SLR, Mickey M. Davachi, P.Eng. of Wood and Pierre Roy, P.Eng. of Soutex, each of whom is independent of the Company and are named in this AIF as having prepared the Greenstone Technical Report;
(j)Doug Reddy, P.Geo., Equinox Gold’s COO, Scott Heffernan, MSc, P.Geo., Equinox Gold’s EVP Exploration and Ali Shahkar P.Eng, Equinox Gold’s Mineral Resource Manager are “Qualified Persons” under NI 43-101 and are named as having reviewed and approved the disclosure of the consolidated Mineral Reserves and Mineral Resources; and
(k)Doug Reddy, MSc, P.Geo., Equinox Gold’s COO, and Scott Heffernan, MSc, P.Geo., Equinox Gold’s EVP Exploration have reviewed and approved the technical content in this AIF, including the technical information disclosed in this AIF that has been updated since the effective date of the relevant technical reports.
As at the date of this AIF, to the best knowledge of Equinox Gold, the aforementioned persons, collectively, held less than one percent of the securities of Equinox Gold when they prepared or certified a report, valuation, statement or opinion, as applicable, referred to above and as at the date hereof, and they did not receive any direct or indirect interest in any securities of Equinox Gold or of any associate or affiliate of Equinox Gold in connection with the preparation or certification of such report, valuation, statement or opinion, as applicable.
KPMG LLP are the auditor of Equinox Gold and have confirmed with respect to Equinox Gold that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to Equinox Gold under all relevant US professional and regulatory standards.
As at the date of this AIF, other than Doug Reddy, Scott Heffernan, Felipe M. Araújo, Hugo R. A. Filho, Gunter C. Lipper, César A. Torresini, Tiãozito V. Cardoso and Ali Shahkar, none of the aforementioned persons is or is currently expected to be elected, appointed or employed as a director, officer or employee of Equinox Gold or of any associate or affiliate of Equinox Gold.

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ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Equinox Gold’s securities, and securities authorized for issuance under equity compensation plans, is contained in our management information circular for the most recent annual meeting of shareholders. Additional financial information is also provided in our audited consolidated financial statements for the years ended December 31, 2021 and 2020, and management’s discussion and analysis for the year ended December 31, 2021. The foregoing disclosure documents, along with additional information relating to Equinox Gold, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/EDGAR or on the Company’s website at www.equinoxgold.com.
Glossary of Terms
Unless otherwise defined, technical terms used in this AIF have the following meanings. CIM Definition Standards are marked with an asterisk (*).

Term	Definition
atomic absorption spectroscopy (AAS)	A spectroanalytical procedure for the quantitative determination of chemical elements employing the absorption of optical radiation (light) by free atoms in the gaseous state.
assay	Analysis to determine the amount or proportion of the element of interest contained within a sample.
ball mill	A horizontal rotating steel cylinder which grinds ore to fine particles. The grinding is carried out by the pounding and rolling of a charge of steel balls carried within the cylinder.
breccia	A coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix; it differs from conglomerate in that the fragments have sharp edges and unworn corners.
bullion	Gold or silver in bulk before coining, or valued by weight.
by-product	A secondary metal or mineral product that is recovered along with the primary metal or mineral product during the ore concentration process.
CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.
concentrate	A processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated.
core	Cylindrical rock cores produced by diamond drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cores and lift them to the surface to be examined.
crushing	Breaking of ore into smaller and more uniform fragments to be then fed to grinding mills or to a leach pad.
crust	The outermost solid shell of a rocky planet, which is chemically distinct from the underlying mantle.
cyanidation	A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving the contained gold and silver in a weak cyanide solution.
doré	Unrefined gold and silver bullion bars, which will be further refined to almost pure metal.
electrowinning	Recovery of a metal from a solution by means of electro-chemical processes.
epithermal	A hydrothermal mineral deposit formed within about one kilometre of the Earth’s surface and in the temperature range of 50 to 200 degrees Celsius, occurring mainly as veins.
fault	A fracture in the earth’s crust accompanied by a displacement of one side of the fracture with respect to the other and in a direction parallel to the fracture.

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feasibility study	A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.
felsic	Silicate minerals, magma, and rocks which are enriched in the lighter elements such as silicon, oxygen, aluminum, sodium, and potassium.
fire assay	Analysis to determine the amount or proportion of the element of interest contained within a sample alloy by removal of other metals. Also known as gravimetric analysis.
formation	Unit of sedimentary rock of characteristic composition or genesis.
geophysical survey	Exploration activity mapping an area showing the physics of the earth.
grade	The amount of metal in each tonne of ore, expressed as grams per tonne for precious metals.
granite	A very hard, granular, crystalline, igneous rock consisting mainly of quartz, mica, and feldspar and often used as a building stone.
grinding (milling)	Powdering or pulverizing of ore, by pressure or abrasion, to liberate valuable minerals for further metallurgical processing.
heap leaching	A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content. The gold-laden solution is collected for gold recovery.
hectares	A metric unit of area measuring 100 metres by 100 metres.
hedging	Taking a buy or sell position in a futures market opposite to a position held in the cash market to minimize the risk of financial loss from an adverse price change.
igneous rock
Igneous rock forms when hot, molten rock crystallizes and solidifies. The melt originates deep within the Earth near active plate boundaries or hot spots, then rises toward the surface. Igneous rocks are divided into two groups, intrusive or extrusive, depending upon where the molten rock solidified.

Indicated Mineral Resource*	The part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.
Inferred Mineral Resource*	The part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
infill	The collection of additional samples between existing samples, used to provide greater geological detail and to provide more closely-spaced assay data.
intrusive	Igneous rock which, while molten, penetrated into or between other rocks and solidified before reaching the surface.

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life-of-mine (LOM)	The plan for how the Company will mine in a particular area and for how long.
lode	A mineral deposit, consisting of a zone of veins, veinlets or disseminations, in consolidated rock as opposed to a placer deposit.
low-grade	Descriptive of ores relatively poor in the metal they are mined for; lean ore.
mafic	A group of dark-colored minerals, composed chiefly of magnesium and iron, that occur in igneous rocks.
Measured Mineral Resource*	The part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.
metamorphic	The process by which the form or structure of rocks is changed by heat and pressure.
mill	A processing facility where ore is finely ground and then undergoes physical or chemical treatment to extract the valuable metals. Also, the device used to perform grinding (milling).
mineral claim/property	Authorizes the holder to prospect and mine for minerals and to carry out works in connection with prospecting and mining.
Mineral Reserve*	The economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.
Mineral Resource*	A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.
muscovite	A phyllosilicate mineral of aluminum and potassium. It has a highly-perfect basal cleavage yielding very thin sheets, which are often highly elastic.
NI 43-101	Canadian National Instrument NI 43-101 - Standards of Disclosure for Mineral Projects.
open pit mine	A mine where materials are removed entirely from a working that is open to the surface.
ore	Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.
oxidation	Reaction of a material with an oxidizer such as pure oxygen or air in order to alter the state of the material.

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oxide ore	Mineralized rock in which some of the original minerals have been oxidized. Oxidation tends to make the ore more amenable to cyanide solutions so that minute particles of gold will be readily dissolved.
preliminary economic assessment (PEA)	A study, other than a pre-feasibility study or feasibility study, which includes an economic analysis of the potential viability of Mineral Resources. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
pre-feasibility study	A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A pre-feasibility study is at a lower confidence level than a feasibility study.
Probable Mineral Reserve*	The economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.
Proven Mineral Reserve*	The economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.
pyrite	A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold.”
pyroclastic	Rocks produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent.
Qualified Person*
An individual who (i) is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geosciences, or engineering, relating to mineral exploration or mining; (ii) has at least five years’ experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice; (iii) has experience relevant to the subject matter of the mineral project and the technical report; (iv) is in good standing with a professional association; (v) and in the case of a professional association in a foreign jurisdiction, has a membership designation that (a) requires attainment of a position of responsibility in their profession that requires the exercise of independent judgment; and (ii) requires (1) a favourable confidential peer evaluation of the individual’s character, professional judgment, experience, and ethical fitness; or (2) a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining.

quality assurance and quality control (QA/QC)	The process of measuring and assuring product quality to meet consumer expectations.
reclamation	The restoration of a site after mining or exploration activity is completed.
reclamation and closure costs	The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.
recovery	A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.
refining	The final stage of metal production in which impurities are removed from the molten metal.

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reverse circulation (RC)	A drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the centre of the drill pipe and are collected, examined and assayed.
run-of-mine (ROM)	Ore in its natural, unprocessed state; pertaining to ore just as it is mined.
sample	A small portion of rock, or a mineral deposit, taken so that the metal content can be determined by assaying.
shear zone	A geological term used to describe a geological area in which shearing has occurred on a large scale.
stockpile	Broken ore heaped on the surface, pending treatment or shipment.
tailings	The material that remains after all metals considered economic have been removed from ore during milling.
tailings storage facility (TSF)	A natural or man-made confined area suitable for depositing the material that remains after the treatment of ore.
tonne	Metric unit of mass equaling 1,000 kilograms or 2,240 pounds. Called a "long ton."
ton	Unit of weight equaling 2,000 pounds. Called a "short ton."
tuff	Rock composed of fine volcanic ash.
vein	A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.
volcanics	A general collective term for extrusive igneous and pyroclastic material and rocks.
Measurement Conversion
In this AIF metric units are used with respect to all our mineral properties, unless otherwise indicated. Conversion rates from imperial measures to metric units and from metric units to imperial measures are provided in the table below.

Imperial Measure	=	Metric Unit	Metric Unit	=	Imperial Measure
2.47 acres		1 hectare	0.4047 hectares		1 acre
3.28 feet		1 metre	0.3048 metres		1 foot
0.62 miles		1 kilometre	1.609 kilometres		1 mile
0.032 ounces (troy)		1 gram	31.1 grams		1 ounce (troy)
1.102 tons (short)		1 tonne	0.907 tonnes		1 ton (short)
0.029 ounces (troy)/ton (short)		1 gram/tonne	34.28 grams/tonne		1 ounce (troy)/ton (short)
2,204.62 pounds		1 tonne	0.00045 tonnes		1 pound
Abbreviations
Unless otherwise defined, abbreviations used in this AIF have the following meanings:

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AAS	atomic absorption spectroscopy
Ag	Silver
Au	Gold
°C	degree Celsius
cm	centimetre
ft	foot
g	gram
gpm	gallons per minute
kg	kilogram
km	kilometre
L	litres
LOM	life-of-mine
m	metre
mm	millimetre
NSR	net smelter return
PEA	preliminary economic assessment
QA/QC	quality assurance and quality control
RC	reverse circulation
ROM	run-of-mine
tpd	metric tonne per day
TSF	tailings storage facility

Appendix A – Audit Committee Charter

APPENDIX A
Audit Committee Charter
I.Purpose
The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors of Equinox Gold Corp. (the “Company”) in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting, the fairness of transactions between the Company and related parties and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:
•Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;
•Review and appraise the performance and compensation of the Company’s external auditor;
•Provide an open avenue of communication among the Company’s external auditor, internal auditor, financial and senior management, the Committee and the Board of Directors; and
•Such other matters as the Board may delegate to the Committee.
II.Composition
The composition of the Committee shall include a minimum of three Directors as determined by the Board of Directors, and shall meet the independence requirements in accordance with applicable legal requirements, including the requirements of National Instrument 52-110 - Audit Committees, Part 6, and applicable stock exchange requirements, and further shall be free from any relationship that, in the opinion of the Board of Directors, could reasonably be expected to interfere with the exercise of his or her independent judgment as a member of the Committee.
All members of the Committee shall have financial management experience and be financially literate and at least one member shall be financially sophisticated, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities.
For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.
The members of the Committee shall be appointed by the Board of Directors. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Appendix A – Audit Committee Charter

III.Meetings
The Committee shall meet at least quarterly, or more frequently as circumstances dictate. The meetings will take place as the Committee or the Chair of the Committee shall determine, upon 48 hours’ notice to each of its members. The notice period may be waived by a quorum of the Committee. The Committee may ask members of Management or others to attend meetings or to provide information as necessary.
The quorum for the transaction of business at any meeting of the Committee shall be a majority of the members of the Committee or subcommittee present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other. Decisions by the Committee will be by the affirmative vote of a majority of the members of the Committee, or by consent resolutions in writing signed by each member of the Committee.
The Committee shall prepare and maintain minutes of its meetings, and periodically report to the Board of Directors regarding such matters as are relevant to the Committee’s discharge of its responsibilities, and shall report in writing on request of the Chairman of the Board. As part of its duty to foster open communication, the Committee will meet at least annually with the Chief Financial Officer, the internal auditor and the external auditor in separate sessions.
IV.Subcommittees
The Committee may form and delegate authority to one or more subcommittees, which may consist of one or more members, as it deems necessary or appropriate from time to time under the circumstances. The quorum for the transaction of business at any meeting of the Subcommittee shall be a majority of the members of the subcommittee.
V.Responsibilities and Duties
The Committee shall take charge of all responsibilities imparted on an audit committee of a public company, as they may apply from time to time to the Company, under applicable laws and stock exchange requirements and any other requirements of applicable regulatory and professional bodies. To fulfill its responsibilities and duties, the Committee shall:
Financial Reporting Processes
1.Review and recommend to the Board for approval the Company's annual and interim (quarterly) financial statements, Management’s Discussion and Analysis (“MD&A”), and any annual and interim earnings-related press releases, before the Company publicly discloses this information and any financial reports or other material financial information that are submitted to any governmental body, stock exchange or to the public, including any certification, report, opinion, or review rendered by the external auditor and, in accordance with the Company’s Communications and Corporate Disclosure Policy, material non-GAAP (generally accepted accounting principles) financial measures, non-GAAP ratios, total of segments measures, capital management measures, and supplementary financial measures (each as defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure).
2.Obtain assurance the Company has the proper systems and procedures, internal controls over financial reporting, information technology systems, and disclosure controls and procedures in place so that the

Appendix A – Audit Committee Charter

Company's financial statements, MD&A, and other financial reports, other financial information, including all Company disclosure of financial information extracted or derived from the Company’s financial statements and other reports, satisfy all legal and regulatory requirements. The Audit Committee shall periodically assess the adequacy of such systems, procedures and controls.
3.In consultation with the external auditor, review with management the integrity of the Company's financial reporting process, both internal and external.
4.In connection with the annual audit, review material written matters between the external auditor and management, such as management letters, schedules of unadjusted differences and analyses of alternative assumptions, estimates or generally accepted accounting methods.
5.Consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles, practices and internal controls as applied in its financial reporting.
6.Consider and approve, if appropriate, changes to the Company’s accounting principles, practices and internal controls over financial reporting as suggested by the external auditor and management.
7.Review significant judgments made by management in the preparation of the financial statements and the view of the external auditor as to appropriateness of such judgments.
8.Following completion of the annual audit, review separately with management and the external auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.
9.Review and assist in the resolution of any significant disagreement between management and the external auditor in connection with the preparation of the financial statements and financial reporting generally.
10.Review with the external auditor and management the extent to which changes and improvements in financial or accounting practices have been implemented.
11.Review certification processes relating to preparation and filing of reports and financial information.
12.Establish procedures for the receipt, retention and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
Internal Audit
13.Review and advise on the selection and removal of the head of internal audit and the organizational structure of the internal audit group.
14.Review the activities of the internal audit group, including its annual audit plan.

Appendix A – Audit Committee Charter

15.Periodically review, with the head of internal audit, any matters that the Committee or the head of internal audit believes should be discussed, including any significant difficulties, disagreements with management, or scope restrictions encountered in the course of the work planned or performed by the internal audit group.
16.Periodically review, with the external auditor, the internal audit group‘s responsibility, budget, and staffing.
Enterprise Risk Management (ERM)
17.Review the ERM process, including its annual risk management plan.
18.Provide oversight over the ERM process to assess the adequacy of its design and if it is operating effectively.
19.Receive regular reports from management on the risks the Company faces, and the status of action plans implemented by management to mitigate such risks.
20.Periodically review, with the external auditor, the ERM process, budget, and staffing.
External Auditor
21.Review annually the performance of the external auditor who shall report directly to the Committee and who will be ultimately accountable to the Committee and the Board of Directors as representatives of the shareholders of the Company.
22.Obtain annually a formal written statement by the external auditor setting forth all relationships between the external auditor, including its network firms, and the Company that could reasonably be considered to bear on the independence of the auditor. Confirm with the external auditor that they are registered as a participating audit firm in good standing with the Canadian Public Accountability Board.
23.Review and discuss with the external auditor any disclosed relationships or services that may affect the objectivity and independence of the external auditor.
24.Take, or recommend that the Board of Directors take, appropriate action to oversee the independence of the external auditor.
25.Be responsible for overseeing and recommending to the Board (subject to the approval of the shareholders, where required) the appointment of the Company’s external auditor and for the compensation, retention and oversight of the work of the external auditor engaged by the Company.
26.At each meeting, consult with the external auditor, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.
27.Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

Appendix A – Audit Committee Charter

28.Review with management and the external auditor the audit plan for the year-end financial statements, the intended template for such statements and oversee the audit.
29.Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services provided by the Company’s external auditor and the fees and other compensation related.
The pre-approval requirement is waived with respect to the provision of non-audit services by the auditor if:
(i)such services were not recognized by the Company at the time of the engagement to be non-audit services; and
(ii)such services are promptly brought to the attention of the Committee by the Company and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.
The pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the Committee at its first scheduled meeting following such pre-approval.
VI.Other Responsibilities
30.Review with management the Company’s financial fraud risk assessment, including an annual review of the top fraud risks identified by management, and the policies and practices adopted by the Company to mitigate those risks.
31.Review for fairness any proposed related-party transactions and make recommendations to the Board of Directors whether any such transactions should be approved.
32.Recommend to the Compensation, Nomination and Governance Committee the qualifications and criteria for membership on the Committee.
33.The Committee may retain and terminate the services of outside specialists, counsel, accountants or other consultants and advisors to the extent it deems appropriate and shall have the sole authority to approve their fees and other retention terms. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any advisors retained by the Committee and to the external auditor engaged by the Company for the purpose of rendering or issuing an audit report or performing any other audit, review or attestation services and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.
34.The Committee shall evaluate its own performance at least annually and recommend to the Compensation and Corporate Governance Committee the qualifications and criteria for membership on the Committee.
35.Perform other activities related to this Charter as requested by the board of directors.

Appendix A – Audit Committee Charter

36.Review annually the adequacy of this Charter and recommend appropriate revisions to the Board of Directors.
VII.Oversight Function
While the Committee has responsibilities set out in this Charter, the members of the Committee are members of the Board appointed to provide broad oversight of the Company’s affairs, and are specifically not accountable or responsible for the day to day activities, nor the administration or implementation or arrangements relating thereto.

Approved by the Board of Directors
Adopted: March 30, 2020
Updated: March 2021 and February 2022